FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1) ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ______________________

Name : John Damien Hatton
Title : Company Secretary
Date : 1 October 2003

ANNEXURE TO FORM 6-K
DATED : 1 October 2003

I enclose copies of the following documents :

- Commonwealth Bank of Australia
  – 2003 Annual Report
- Commonwealth Bank of Australia
  – 2003 Concise Annual Report

Which bank? 

Commonwealth Bank of Australia ACN 123 123 124

Concise Annual Report 2003

Contents



John T Ralph, AC
Chairman

Message from the Chairman

The 2003 financial year was characterised by continuing global uncertainty, but this was offset for us by the continuing strong performance of the Australian economy. A buoyant housing sector, combined with modest business growth, helped to produce very satisfactory results in the banking business. Global and domestic equity markets displayed a high degree of volatility and negative returns for most of the period, which made for quite difficult trading conditions in the insurance and funds management part of our business. During the year, the Bank also responded to its rural customers to help them manage their finances during one of the worst droughts in Australia's history.

These external conditions highlight the importance to the Bank of a strong franchise, backed by a diversified business portfolio and supported by strong systems of corporate governance, which I described at some length in last year's report.

The Commonwealth Bank's statutory net profit after tax for the year ended 30 June 2003 was $2,012 million, a decrease of 24% on the prior financial year. Net profit from ordinary activities ('cash basis') was $2,579 million, an increase of 3% on the prior financial year, after charging against the profit restructuring costs of $214 million and $45 million representing the cost for two years of grants of shares to employees under the employee share plan. The difference between statutory and cash profit comprises two non-cash items; the amortisation of goodwill and an adjustment to the appraisal value of the life and funds management businesses.

Growth in cash profit was driven by a strong performance from the banking business and an improved performance from the life insurance business, partly offset by a reduction in the funds management result for the year.

Total operating expenses for comparable businesses remained relatively stable compared with the prior year. For more information on the Company's financial performance, please refer to the Review of Operations on page 4.

A final dividend of 85 cents per share fully franked will be paid on 8 October, 2003 bringing the total dividend for the year to 154 cents per share. For the past eleven years, the Bank has increased each interim and final dividend above those paid in the preceding year. The Company's ability to increase the dividend on each occasion confirms the maintenance of the underlying momentum of the operations of the business.
Earlier this year I wrote to shareholders in the light of some misinformation circulating in the media about the Bank's acquisition of Colonial Limited and the nature of the payment to a former executive. Although conditions in the wealth management industry have been difficult over the last couple of years because of the correction in share prices and the volatility in stock markets, your Board continues to believe that this acquisition was the correct strategy for the Bank to have adopted.

Message from the Chairman

continued

Because of demographic factors and the greater reliance of the community on superannuation and retirement savings, your Board believes that the wealth management business will grow at a faster rate than conventional banking business in the years ahead. It was this factor that contributed to the decision to grow this part of the Bank's business more quickly by adding Colonial's wealth management business to that which had already been developed by the Bank. The Commonwealth Bank has a distribution system within the financial services system second to none and on which we are confident we can build our business in wealth management in concert with the other financial services we provide.

Colonial was acquired by the Bank issuing shares to a value of $9.12 billion in 2000. The value ascribed to the wealth management businesses was $4.47 billion and the remaining $4.65 billion represented the rest of Colonial's entities, the principal one being Colonial State Bank. Colonial's banking businesses, comprising the bank and the banking service subsidiaries, were integrated successfully into the Commonwealth Bank's banking business. The expected synergy benefits of $450 million per annum, which were mostly banking related, were fully realised and in a shorter time frame than projected, making this a very satisfactory transaction for the Commonwealth Bank and its shareholders.

The value of our wealth management businesses have also increased in value since we acquired Colonial Limited. At the date of acquisition these businesses were valued in the accounts at $6.736 billion, comprising $4.472 billion for the acquired businesses, $1.978 billion for our existing wealth management subsidiaries in Australia and $286 million for the ASB Sovereign business in New Zealand. The value of these businesses in the accounts at 30 June 2003 was $8.546 billion.

The increase in value of $1.810 billion comprises retained profits in the business, changes to Assessed Value through acquisitions and divestments and changes in net tangible assets since 30 June 2000 of $772 million and a net increase in Assessed Value taken to profit of $1.038 billion since that date.

The current accounting standards require the Bank, with the advice of competent actuaries, to make an assessment of the value of the wealth management business based on assumptions of future activity and to bring this into the profit statement at each half year. In the period from 30 June 2000 to 30 June 2002 there was an uplift in this valuation of $1.283 billion. In the first half of the financial year on which we are reporting there was a reduction in the valuation of $426 million and an increase of $181 million in the second half of the year making a net reduction in the year of $245 million. The net result is that this represents an increase of $1.038 billion since we trebled our investment in wealth management by the acquisition of Colonial.

The Assessed Value declined in the past year in a period when many portfolios have fallen in value, largely as a result of the correction that occurred in world stock markets, and when members of superannuation funds have experienced adverse outcomes in relation to their savings. It is not totally surprising that wealth management businesses would share a similar experience. But the Bank is in this business for the long term because of the demographic factors which are likely to cause wealth management businesses to grow strongly in the period ahead. We recognise that there are other factors that will continue to cause volatility in share markets and to see returns reflect this volatility. Overall, however, we expect the net result to be positive. Involvement in this part of the financial services industry is considered by your Board to be an area where we can confidently create value for you, our shareholder.

Outlook

Although reasonably resilient, the Australian economy remains dependent on recovery in the United States. While there have been some positive signs, there are potential significant financial imbalances arising from the US current account and fiscal deficits.

The Australian financial services industry remains highly competitive, operating in an environment of reducing margins with the likelihood of slowing credit growth. Notwithstanding this, the longer-term outlook for the banking, insurance and wealth management sectors is for continuing growth.

Customers will need more convenient and informed access to financial services, through wealth management advice, products to respond to the aging of the population and personalised banking services for payments, savings and investments. The Board and management of the Bank have been focussing on how the Bank needs to respond in this environment. The Chief Executive Officer has outlined on page 6 of this report the strategy designed to address these needs.

Having acquired Colonial and added significant value, the Bank is extremely well positioned to meet the challenges ahead and to benefit from scale, breadth of services, and the strength of its proprietary distribution system. However, there needs to be a major transformational change to deliver the outstanding service levels, with enhanced staff engagement and simple and efficient processes required to be more competitive.

The Bank believes that it has relatively more to gain from such a change and will announce within the next six weeks details of the strategies, proposed investments, expected outcomes and implementation milestones of a program to achieve these goals.

Your Board is committed to achieving sustainable growth in all the Bank's businesses and in growing sustainable and reliable returns for all shareholders, and to this end, the Bank intends to maintain its high dividend payout ratio relative to its peers.

I would like to take the opportunity to thank you for your continued support.



John Ralph, AC
Chairman

20 August 2003

Review of Operations



2,262
2,501
2,579
01 02 03
Net profit after tax
($m) cash basis
179
197
203
01 02 03
Cash earnings
per share (cents)
136
150
154
01 02 03
Dividends
per share (cents)
12.0
13.1
13.3
01 02 03
Return on equity
(%) cash basis
150
161
175
01 02 03
Lending assets ($b)
101
103
94
01 02 03
Funds under
management ($b)

For information on the performance of our main businesses, please refer to pages 33 to 36 of this report.

Profits

The statutory net profit after tax for the year ended 30 June 2003 was $2,012 million, a decrease of 24% on the prior financial year. Net profit after tax from ordinary activities ('cash basis') was $2,579 million, an increase of 3% on the prior financial year. The difference between statutory and cash profit comprises two non-cash items; the amortisation of goodwill and an adjustment to the appraisal value of the life and funds management businesses. The cash result reflects:

- Strong retail banking performance in Australia and New Zealand, subdued corporate and institutional banking and funds management performance as a result of difficult industry conditions and improved performance from the life insurance business;
- Expenses of $259 million in first time costs associated with strategic initiatives and expensing the allocation of shares under both the 2002 and 2003 employee share plans; and
- An increase in underlying operating expenses of 2%, primarily driven by the set up of the new premium division in banking and increased regulatory costs within the funds management business.

Earnings per Share

Consistent with the decrease in statutory profit explained above, statutory earnings per share were 157 cents, down 53 cents on the prior year of 210 cents. Cash earnings per share were 203 cents, up 6 cents compared with 197 cents for 2001/2002.

Dividend

A final dividend of 85 cents per share fully franked will be paid on 8 October 2003 to shareholders on the register at 5:00 pm on 29 August 2003. The ex dividend date is 25 August 2003. This brings the full year dividend to 154 cents per share fully franked.

The dividend is determined having regard to a number of factors including rate of business growth, capital adequacy, investment requirements, cyclical nature of returns in the insurance business and a range of other factors.

Return on Equity

Return on equity ('cash basis') was 13.3%, which represents a slight increase on the prior financial year.

Assets

Lending Assets Growth

Lending assets have increased by $14 billion or 9% over the prior financial year to $175 billion. This reflects improved market conditions for home lending, which has also increased by $14 billion or 17%.

Funds Under Management

Total funds under management (FUM) at 30 June 2003 were $94 billion, an 8% decrease for the year. This decrease is reflective of the difficult industry conditions faced during the year. Total FUM consists of $50 billion in retail FUM, $36 billion in wholesale FUM, $5 billion in cash management FUM and $3 billion in mastertrust FUM.

Capital Management

At 30 June 2003, the total Capital Adequacy ratio was 9.73% (well above the regulatory guideline of 8%) compared with 9.80% at 30 June 2002. This ratio does not include the USD 550 million hybrid capital issue undertaken on 6 August 2003. The Bank's credit ratings have remained unchanged for the year. At 30 June 2003, the Bank's credit ratings were:

Credit Ratings	Short term	Long term
Standard & Poor's Corporation	A–1+	AA–
Moody's Investors Service, Inc.	P–1	Aa3
Fitch IBCA	F1+	AA

Shareholders

The five year total shareholder return to 30 June 2003 was 14.9%[1], calculated by combining dividends and the movement in the value of the Group's shares. The dividend yield was 5.1% based on the 30 June 2003 share price of $29.55 and calculated on the dividend payments of 82 cents (June 2002) and 69 cents (December 2002). The dividend to ordinary shareholders for the year ended 30 June 2003 represents 75.9% of the cash earnings available to ordinary shareholders of $2,543 million[2].

(1) Source: Bloomberg.

(2) Cash profit of $2,579 million less $36 million paid to holders of PERLS.



David Murray
Chief Executive Officer

Message from the Chief Executive Officer

The Bank's result for 2003 was achieved after charging against the year's profit before tax $259 million of first time expenses relating to strategic initiatives and two years of costs associated with the employee share acquisition plan. Excluding these expenses and shareholder investment returns, there was a 9% improvement on 2002*, slightly ahead of the industry average earnings growth rate.

The strategic initiatives implemented during the year were aimed at improving customer service and simplifying processes. The gross cost of these initiatives for the year was $214 million. Annualised future benefits of $165 million were ahead of target and in line with the Bank's commitment to annual improvements in productivity.

The Bank's Strategy

A leading market share position across our core products and our diversified business mix places the Bank in a good position to respond to two fundamental trends in the financial services sector.

Firstly, demographic changes are continuing to drive customers' needs to enhance their long-term financial wellbeing, leading to a greater demand for more sophisticated investment services, with trustworthy advice and helpful information.

Secondly, the extended period of easier monetary conditions and low interest rates that has boosted financial system growth and customer indebtedness is likely, at some point, to change – with most forecasters expecting continued lower inflation rates.

The major implications of these trends for the Bank are the need to provide superior service in a lower growth market, with pressure on margins; and the opportunity to benefit customers from our strong position in wealth management.

Consistent with this, we have modified our vision statement, simply "to excel in customer service". Our strategies to deliver this vision have been developed around three basic service-led requirements, namely the scope and quality of service, engagement of our people and effectiveness of our processes.

Customer Service – The Bank recognises that it has a significant opportunity to retain and increase the amount of business we do with customers by better identifying and meeting their financial needs. This can be achieved by bundling services according to the emerging needs of each customer and providing greater value to customers based on their relationship with the Bank.

* Based on cash profit.

People Engagement – Excelling in customer service is critically dependent on ensuring that our people are skilled, authorised, equipped, and engaged to deliver consistently good service to our customers. Key activities include aligning human resource systems to more closely support frontline staff in achieving better service standards, removing unnecessary layers of supervision thereby empowering people and streamlining decision making.

Processes and Systems – Over the past year, we set out to improve service and better engage our people by simplifying processes and systems. We removed some administrative functions from branches, streamlined business banking processes and commenced rationalisation of Insurance and Investment systems. This work will continue as we continue to review all major processes and seek to rationalise supporting procedures and computer systems.

Leading the Way Forward

Our strategic focus, in essence, represents a transformation that will enable us to increasingly take our lead from our customers and our people who support them. This transformation is about our culture and the way we do our day-to-day work – it is about the processes we use, the technology that supports us and the products that we offer.

While we have made some initial progress around credit approval times, queue lengths and complaint resolution, there is much still to be done. We have spent considerable time over the past year identifying key opportunities to reduce turnaround times, make it easier to get things done and remove key sources of customer frustration. Efficiency gains through this approach will deliver enduring benefits to both customer and shareholder and will enable us to redirect resources into activities that directly improve our ability to serve customers. At the same time, we have reaffirmed our commitment to being the most accessible financial organisation in Australia – the Bank for All Australians.

Consistent with the Chairman's Message on page 1 of this Report, within the next six weeks we will announce details of the initiatives required to achieve our strategic objectives going forward. This will be a major test of the skill and dedication of our people. However, if past programs such as the Colonial integration and the progress made over the past twelve months are any guide, the strength of our people will prove to be our greatest asset.

I would like to place on record my thanks to all our people for their contribution to this year's result for our customers and shareholders.



David Murray
Chief Executive Officer

The Bank's People

We see the engagement of our people as crucial to the provision of excellent customer service. Our aim is to provide staff with work that is fair, safe, challenging and rewarding and we have set in place a number of programs and initiatives that are specifically designed to promote these outcomes.

Fair

- The **Fair Treatment Review** system provides staff with the opportunity to raise issues they feel affect them unfairly.
- The new **anti-discrimination on-line learning program** is designed to assist all managers and team members to understand their rights and obligations under anti-discrimination law.

Safe

- Our **safety system and policies** are regularly audited to ensure we meet all policy and legal requirements and maintain our self-insurance status for Workers' Compensation.
- Our safety management system, recently reviewed, has resulted in the development of a **safety leadership forum** which integrates safety into our Effective Leadership model (ELF). The forum will be offered to team leaders during 2003/04.

Challenging

- Our **managerial and leadership structure** is being reviewed across the Bank in order to ensure we have the right people doing the right work with the necessary authorities to deliver excellent customer service.
- Our **ELF program** has been expanded to support leaders in implementing changes in leadership and management structures.
- The Bank's suite of **talent management systems** has been reviewed and redesigned to drive career assessment and talent management from the top, right through the organisation.
- A **learning program and Intranet site** have been developed to assist our human resource advisers to support line managers in the implementation of organisation and people initiatives.

Rewarding

- Our suite of employee equity plans has been developed to ensure alignment with shareholder interests. One example is the **Employee Share Acquisition Plan**, which provides staff with a grant of up to $1,000 worth of free shares if the Bank meets its overall performance targets. In the last eight years, seven full or partial grants of shares have been offered to staff. In respect of the year just ended, all eligible employees will receive shares to a value of $800.
- The Bank's remuneration structures are subject to ongoing review to ensure that staff are remunerated at **market-competitive rates**.

Other initiatives were also put into place during the year:

- The Bank commissioned research to help us better understand the work/life decisions of our **maturing age workforce**. We have subsequently identified initiatives to retain the skills and knowledge of this group, and the other age groups within the Bank.

- The Bank administered the fourth **Gallup Workplace Survey** in May 2003. The Gallup Survey provides an opportunity for all employees to confidentially identify issues about leadership in their work teams. Action plans are created from survey results to improve the working environment. Overall percentile rankings with respect to the Gallup database are indicated in the graph below.
  Bank-wide improvements have been made year-on-year on all items of the survey, indicating increasing staff engagement. Staff response rates currently exceed 80%.

- The Bank established **HR Services** during the year, a centralised operation providing a range of human resource services across the Bank. Concurrently, the Bank completed the implementation of a new Human Resource and Payroll System. Over time, these initiatives are expected to significantly increase the efficiency and quality of many HR services through improved technology, economies of scale and the development of specialist staff skills.



21st
61st
69th
74th
99
01
02
03

Commonwealth Bank percentile ranking in Gallup database(1)

(1) Source: The Gallup Organization.
Percentile scores are calculated relative to benchmarked companies. This survey was not conducted on behalf of the Bank during 2000.

- Major changes are being made to the Bank's **superannuation arrangements**, with the merger of three UK funds into one, having taken effect on 31 July 2003. A proposal has been made to merge the two Australian funds later in 2003.

- Work has also been undertaken to achieve **best practice corporate governance** in relation to executive remuneration, employee equity and staff superannuation.

Looking ahead

Valuing our customers begins with valuing our staff. Therefore, to deliver consistently good customer service we must first engage, authorise, equip and skill our people. In application, this means:

- Taking our lead from our front-line employees who are critical to the service our customers experience.

- Encouraging our staff to give higher quality customer service through better performance management, measurement, and recognition of their efforts.

- Instilling a "network" culture where our front-line is geared to provide exceptional customer service through being proactive and authorised to solve problems.

The Bank and the Community — A Profile

The Bank contributes to the community directly and by participating in a stable financial system in which the community can have confidence.

Customers

The Bank is one of Australia's largest providers of financial services.

Access – The Bank's customers have more opportunities to access financial services than those of any other Australian financial institution. Customers can access funds 24 hours a day, seven days a week through:

- Australia's largest ATM and EFTPOS networks with more than 3,100 proprietary ATMs and more than 125,000 EFTPOS facilities;
- Australia's largest branch network, which the Bank has committed to retain in excess of 1,000;
- A relationship with Australia Post that provides retail banking services at approximately 3,700 outlets;
- More than 200 Australia Post sites that service our small business customers; and
- 760 Woolworths and Big W outlets providing Ezy Banking services.

Service Levels – To meet customer expectations of quality service, the Bank continues to introduce and modify processes to speed up decision-making, provide customers with shorter response times and improve responsiveness to customer needs. Service standards are monitored closely and a continuous improvement program is in place. Results show improvements in key areas such as branch queues, with early results from a National Queue Management Program indicating a 20% decrease in queue times and major gains in service, speed and efficiency.

Affordable Transaction Services – The Bank provides customers with a choice of affordable transaction services, easy-to-understand information to guide their transaction banking decisions and a fair complaint resolution service. School children, tertiary students, those under 18 and customers with a disability are offered free transactions, and fee concessions are provided to aged and Australian veteran customers.

Community

The Bank is a longstanding and active supporter of the communities in which it operates, supporting community activities and organisations which help bring long-term benefits for Australians and reflect community values.

Education – Building on its long history of support for Australia's youth, the Bank continues to encourage the development of financial knowledge and numeracy skills through a range of educational programs for students, teachers, indigenous Australians, older people and young farmers. The Dollars and Sense website (www.dollarsandsense.com.au), developed by the Bank in 2002, helps young people develop money management skills and provides a valuable education resource for teachers. The website offers young people aged 14–21 practical and objective information about money matters and is the first Australian website to map its content to Mathematics and Business/Commerce curricula (Years 10–12) for all Australian states and territories.

To further the Bank's support for educational activities, the Bank established the Commonwealth Bank Foundation, announced by the Bank's Chairman, at the 2002 Annual General Meeting.

Commonwealth Bank Foundation - The purpose of the Commonwealth Bank Foundation is to encourage educational developments, including the development of financial skills for young Australians. The Foundation is directed by a Board of five members, who are senior executives of the Bank, and is chaired by CEO, Mr David Murray. One of the Foundation's centrepieces is the e-Learning Grants program. As part of its support for National Literacy and Numeracy Week, the Foundation provides grants of $5,000 to 70 primary schools across Australia to help in the development of literacy and numeracy skills through on-line projects.

More information on the Commonwealth Bank Foundation can be found at **www.commbank.com.au/foundation**

Disaster Relief – The Bank continues to assist customers and the wider community when bushfires, floods, drought and other natural disasters cause hardship. Assistance is given in a number of ways including direct donations, collecting public appeals free of charge and offering relief packages to help customers cope with their financial commitments. In January 2003, the Bank accepted public donations through the branch network for the Canberra Bushfire Recovery Appeal and extended its special assistance package which allowed affected customers to reschedule repayments, restructure loans, access term deposits and defer credit card repayments to assist them in adjusting to their changed circumstances.

During the year, the Bank assisted drought-affected customers across Australia by waiving loan restructuring fees, extending terms and providing additional carry-on finance to meet short term needs. The Bank contributed to the Farm Hand appeal, and together with Radio 2UE collected non-perishable food items in NSW for distribution via the Country Womens' Association. Approximately 2,200 boxes of food were donated to the 'Rain Train' by both staff and customers. The Bank financed all freight costs to Central Station Sydney and part of the freight costs from Narrabri to surrounding regional areas of NSW.

Bank Staff – Since 1916, Bank staff have contributed generously to their local communities through the Staff Community Fund. The Fund supports various causes to improve the health of Australian children and is the principal supporter of the Humour Foundation's Clown Doctors who visit children in hospitals Australia-wide.

Environment

The Bank seeks to make efficient use of its consumption of energy, water, paper and procurement of materials to reduce the direct environmental impact of its operations.

Services – The Bank has helped establish a world-first industry acknowledged and sponsored toner-recycling scheme. Last year, Australians used more than 18 million printer, fax and copier cartridges, equivalent to 5,000 tonnes of materials. To reduce this waste, the Bank joined with Ricoh and Close The Loop to establish a Scheme that ensures that 100% of the toner product is recycled and diverted from land-fill. To date, over three tonnes of used Bank toners have been recycled into items such as park benches, office furniture and rulers.

Community Cooperation – With Conservation Volunteers Australia, the Bank is supporting habitat restoration projects of importance to local communities. The program, Lending a Hand, will see 600 such projects undertaken across Australia. Bank staff, customers and the community have the opportunity to help repair and revive the local habitats through practical projects involving tree planting, seed collection, bush regeneration, wildlife surveys and fencing of sensitive habitats.

For more information about the Commonwealth Bank in the community, visit **www.commbank.com.au/about**

Our Directors

Directors of the Commonwealth Bank of Australia



John T Ralph, AC, Chairman
Mr Ralph has been a member of the Board since 1985 and Chairman since 1999. He is also Chairman of the Risk, Remuneration and Nominations Committees. He is a Fellow of the Australian Society of Certified Practising Accountants and has over fifty years' experience in the mining and finance industries.
Deputy Chairman: Telstra Corporation Limited.
Other Interests: Melbourne Business School (Board of Management), Australian Foundation for Science (Chairman), Australian Institute of Company Directors (Fellow), Australian Institute of Management (Fellow), Academy of Technological Science and Engineering (Fellow) and member of the Council of Xavier College, Melbourne.
Mr Ralph is a resident of Victoria. Age 70.



John M Schubert, Deputy Chairman
Dr Schubert has been a member of the Board since 1991 and is Chairman of the Audit Committee and a member of the Nominations Committee. He holds a Bachelor Degree and PhD in Chemical Engineering and has experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited.
Chairman: Worley Limited Advisory Board and G2 Therapies Limited.
Director: BHP Billiton Limited, BHP Billiton plc, Qantas Airways Limited and Australian Graduate School of Management Ltd.
Other Interests: Business Council of Australia (President), Academy of Technological Science and Engineering (Fellow), Salvation Army Territorial Headquarters & Sydney Advisory Board (Member). He is also a Director of the Great Barrier Reef Research Foundation and a Director and a Member of the AGSM Consulting Ltd.
Dr Schubert is a resident of New South Wales. Age 60.



David V Murray, Managing Director and Chief Executive Officer
Mr Murray has been a member of the Board and Chief Executive Officer since June 1992. He holds a Bachelor of Business, Master of Business Administration, an honorary PhD from Macquarie University and has thirty-seven years' experience in banking. Mr Murray is a member of the Risk Committee.
Director: Tara Anglican School for Girls Foundation Limited.
Other Interests: International Monetary Conference (Member), Asian Bankers' Association (Member), Australian Bankers' Association (Member), Asia Pacific Bankers' Club (Member), Business Council of Australia (Member), General Motors Australian Advisory Council (Member), and the Financial Sector Advisory Council (Member).
Mr Murray is a resident of New South Wales. Age 54.



N R (Ross) Adler, AO

Mr Adler has been a member of the Board since 1990 and is a member of the Audit Committee. He holds a Bachelor of Commerce and a Master of Business Administration. He has experience in various commercial enterprises, more recently in the oil and gas and chemical trading industries.

Chairman: Austrade and Amtrade International Pty Ltd.

Director: Australian Institute of Commercialisation Ltd, AWL Enterprises Pty Ltd and Liberal Club Ltd.

Member: Advisory Council of Equity and Advisory Limited.

Other Interests: Adelaide Festival (Chairman), University of Adelaide (Council Member and Chairman of the Finance Committee) and Vice President and Executive Member of the Australia Japan Business Co-operation Committee.

Mr Adler is a resident of South Australia. Age 58.



Reg J Clairs, AO

Mr Clairs has been a member of the Board since 1999 and is a member of the Remuneration Committee. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years' experience in retailing, branding and customer service.

Chairman: Agri Chain Solutions Ltd.

Director: David Jones Ltd, and National Australia Day Council.

Other Interests: Member of the Institute of Company Directors.

Mr Clairs is a resident of Queensland. Age 65.



A B (Tony) Daniels, OAM

Mr Daniels has been a member of the Board since March 2000 and is a member of the Remuneration Committee. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. He has also worked with government in superannuation, competition policy and export facilitation.

Director: Australian Gas Light Company, Orica Limited, and O'Connell St Associates.

Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Daniels is a resident of New South Wales. Age 68.

Our Directors

continued



Colin R Galbraith, AM
Mr Galbraith has been a member of the Board since June 2000. He was previously a Director of Colonial Limited, appointed 1996. He is a partner of Allens Arthur Robinson, Lawyers.
Chairman: BHP Billiton Community Trust.
Director: GasNet Australia Group and OneSteel Limited.
Other Interests: Secretary of Council of Legal Education in Victoria, Deputy Chairman of the Corporate Council of CARE Australia and a Trustee of the Royal Melbourne Hospital Neuroscience Foundation.
Mr Galbraith is a resident of Victoria. Age 55.



Warwick G Kent, AO
Mr Kent has been a member of the Board since June 2000 and is a member of the Risk Committee. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.
Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.
Director: Perpetual Trustees Australia Limited.
Other Interests: Trustee of the Walter and Eliza Hall Trust and Fellow of the Australian Institute of Company Directors, Australian Society of CPAs, Australian Institute of Bankers and the Chartered Institute of Company Secretaries.
Mr Kent is a resident of Western Australia. Age 67.



Fergus D Ryan
Mr Ryan has been a member of the Board since March 2000 and is a member of the Audit Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty-three years with that firm including five years as Managing Partner Australasia. He was the Strategic Investment Co-ordinator and Major Projects Facilitator for the Federal Government from 1999–2002.
Director: Australian Foundation Investment Company Limited and Clayton Utz.
Other Interests: Member of the Prime Minister's Community Business Partnership, a Member of the Council of the National Library of Australia, a Counsellor of the Committee for Melbourne and Patron of the Pacific Institute.
Mr Ryan is a resident of Victoria. Age 60.



Frank J Swan

Mr Swan has been a member of the Board since July 1997 and is a member of the Risk and Nomination Committees. He holds a Bachelor of Science degree and has twenty-three years' senior management experience in the food and beverage industries.

Chairman: Foster's Group Limited and Centacare Catholic Family Services.

Director: National Foods Limited.

Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow), Australian Institute of Management (Fellow).

Mr Swan is a resident of Victoria. Age 62.



Barbara K Ward

Ms Ward has been a member of the Board since 1994 and is a member of the Audit Committee. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.

Chairperson: Country Energy.

Director: Rail Infrastructure Corporation, Allens Arthur Robinson and Lion Nathan Limited.

Other Interests: Sydney Opera House Trust (Trustee) and Australia Day Council of New South Wales (Member).

Ms Ward is a resident of New South Wales. Age 49.



Carolyn Kay

Ms Kay joined the Board this year and is a member of the Risk Committee. She holds Bachelor degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance having been an executive at Morgan Stanley in London and Melbourne for 10 years. Prior to that, she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.

Director: Mayne Group, Treasury Corporation of Victoria and Deputy Chair Victorian Funds Management Corporation.

Other Interests: Australian Institute of Company Directors, Morgan Stanley (Advisor).

Ms Kay is a resident of Victoria. Age 42.

Corporate Governance

Board of Directors

Charter

The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:

- The corporate governance of the Bank, including the establishment of Committees;
- Oversight of the business and affairs of the Bank by:
  - Establishing, with management, the strategies and financial objectives;
  - Approving major corporate initiatives;
  - Establishing appropriate systems of risk management; and
  - Monitoring the performance of management.
- Communicating with shareholders and the community, results of, and developments in, the operations of the Bank;
- Appointment of the Chief Executive Officer; and
- Approval of the Bank's major HR policies and overseeing the development strategies for senior and high performing executives.

There is in place a comprehensive set of management delegations to allow management to carry on the business of the Bank.

Composition

There are currently 12 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out on pages 12 to 15.

Membership of the Board and Committees is set out below:

Director	Board Membership		Committee Membership			
			Nominations	Remuneration	Audit	Risk
J T Ralph, AC	Non-executive, Independent	Chairman	Chairman	Chairman		Chairman
J M Schubert	Non-executive, Independent	Deputy Chairman	Member		Chairman	
D V Murray	Executive	Chief Executive Officer				Member
N R Adler, AO	Non-executive, Independent				Member	
R J Clairs, AO	Non-executive, Independent			Member		
A B Daniels, OAM	Non-executive, Independent			Member		
C R Galbraith, AM	Non-executive, Independent					Member
S C Kay	Non-executive, Independent					Member
W G Kent, AO	Non-executive, Independent					Member
F D Ryan	Non-executive, Independent				Member	
F J Swan	Non-executive, Independent		Member			Member
B K Ward	Non-executive, Independent				Member	

Ms S C Kay was appointed as a non-executive Director on 5 March 2003. In accordance with the Bank's Constitution and the ASX Listing Rules, she will stand for election at the Annual General Meeting to be held on 31 October 2003.

The Constitution of the Bank specifies that:

- The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;
- The number of directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board has determined that for the time being, the number of directors shall be 12; and
- At each Annual General Meeting one-third of directors (other than the chief executive officer) shall retire from office and may stand for re-election.

The Board has established a policy that, with a phasing in provision for existing directors, the term of directors' appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years). Directors do not stand for re-election after attaining the age of 70.

Independence

The Board regularly assesses the independence of each Director. For this purpose, an independent director is a non-executive director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of unfettered and independent judgment.

In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank's policies.

Each Director may, from time to time, have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out on pages 12 to 15 and on the Bank's website. Full details of related party dealings are set out in notes to the Company's accounts as required by law.

All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- The specific disclosures made by each Director as referred to above.
- Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards.
- That no Director is, or is associated directly with, a substantial shareholder of the Bank.
- That no non-executive Director has ever been employed by the Bank or any of its subsidiaries.
- That no Director is, or is associated with, a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards.
- That no non-executive Director personally carries on any role for the Bank otherwise than as a Director of the Bank.

The Bank does not consider that term of service on the Board is a factor affecting a Director's ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board has established a policy limiting Directors' tenures to ensure that skill sets remain appropriate in a dynamic industry.

Education

Directors participate in an induction program upon appointment and in a refresher programme on a regular basis. The Board has established a program of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank's operations.

Review

The Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Each two years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review includes an assessment of the performance of each Director.

After consideration of the results of the performance assessment, the Board will determine its endorsement of the Directors to stand for re-election at the next Annual General Meeting.

The non-executive Directors meet at least annually, without management, in a forum intended to allow for an open discussion on Board and management performance. This is in addition to the consideration of the Chief Executive Officer's performance and remuneration which is conducted by the Board in the absence of the Chief Executive Officer.

The Chairman meets annually with the senior executive team to discuss with them the Board's performance and level of involvement from their perspective.

Selection of Directors

The Nominations Committee has developed a set of criteria for director appointments which have been adopted by the Board. The criteria set the objective of the Board as being as effective, and preferably more effective than the best boards in the comparable peer group. These criteria, which are reviewed annually, ensure that any new appointee is able to contribute to the ongoing effectiveness of the Board, has the ability to exercise sound business judgment, to think strategically and has demonstrated leadership experience, high levels of professional skill and appropriate personal qualities.

The Committee regularly reviews the skill base and experience of existing Directors to enable identification of attributes required in new directors.

An executive search firm is engaged to identify potential candidates based on the identified criteria.

Candidates for appointment as directors are considered by the Nominations Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of shareholders.

On appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment.

Policies

Board policies relevant to the composition and functions of Directors include:

- The Board will consist of a majority of independent non-executive Directors and the membership of the Nominations, Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors.
- The Chairman will be an independent non-executive Director who should also chair the Nominations, Remuneration and Risk Committees. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman.
- The Board will generally meet monthly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually.
- The Board has an agreed policy on the circumstances in which Directors are entitled to obtain access to company documents and information and to meet with management.
- The Bank has in place a procedure whereby, after appropriate consultation, directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as directors. The policy of the Bank provides that any such advice is made available to all directors.

Ethical Standards

Conflicts of Interest

In accordance with the Constitution and the *Corporations Act 2001*, Directors disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001, any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter.

Share Trading

The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.

The guidelines provide that, in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price-sensitive information, Directors are only permitted to deal within certain periods. These periods include between three and 30 days after the announcement of half-yearly and final results, and from three days after release of the annual report until 30 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short-term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.

In addition, Bank policy prohibits:

- For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and
- For Executives, any trading (including hedging) in positions prior to vesting of shares or options.

Remuneration Arrangements

Remuneration Committee

The Board has established a Remuneration Committee to:

- Consider changes in remuneration policy likely to have a material impact on the Group;
- Consider senior executive appointments;
- Determine remuneration for senior management; and
- Be informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Group.

The policy of the Board is that the Committee shall consist entirely of independent non-executive directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

The Committee has an established work plan which allows it to review all major human resource policies, strategies and outcomes.

Director Remuneration

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided between the directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. The latest determination was at the Annual General Meeting held on 28 October 1999 when shareholders approved an aggregate remuneration of $1,500,000 per year. The Nominations Committee reviews the fees payable to non-executive directors. Details of individual directors' remuneration are set out in Note 5. Directors' fees do not incorporate any bonus or incentive element.

In August 2000, the Board approved the introduction of the Non-Executive Directors' Share Plan which requires the acquisition of shares by Non-Executive Directors at market price through the mandatory application of 20% of their annual fees. Details of this Plan were set out in the Notice of Meeting to the 2000 Annual General Meeting.

In July 2002 the Board discontinued the retirement scheme which provided for benefits to be paid to non-executive directors. The terms of this scheme, which were approved by shareholders at the 1997 Annual General Meeting, allowed for a benefit on a pro rata basis to a maximum of four years' total emoluments after twelve years' service. The entitlements of the non-executive directors at the time of discontinuance will not be affected but no new members after that time will be admitted to the scheme.

Chief Executive Officer Remuneration

The remuneration of Mr Murray (Chief Executive Officer) is fixed by the Board, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001, with remuneration subject to review, from time to time, by the Board.

Executive Remuneration

The Group's Policy in respect of Executives is that:

- Remuneration will be competitively set so that the Group can attract, motivate and retain high calibre local and international executive staff;
- Remuneration will incorporate, to a significant degree, variable pay for performance elements, both short-term and long-term focused as appropriate, which will:
  - Reward executives for Group, business unit and individual performance against appropriate benchmarks and targets;
  - Align the interests of executives with those of shareholders;
  - Link executive reward with the strategic goals and performance of the Group; and
  - Ensure total remuneration is competitive by market standards.
- Remuneration will be reviewed annually by the Remuneration Committee through a process that considers Group, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices;
- Remuneration systems will complement and reinforce the Group's leadership and succession planning systems; and
- Remuneration and terms and conditions of employment will be specified in an individual contract of employment and signed by the executive and the Bank. The relationship of remuneration, potential short-term incentive and long-term incentive payments is established for each level of executive management by the Remuneration Committee. For managers within the Bank, potential incentive payments as a proportion of total potential remuneration increases with level in the organisation. The structure for some specialists differs from that which applies generally to executive management.

Incentive payments for Executives, including the Chief Executive Officer, are related to performance. Short-term incentives actually paid depend on the extent to which operating targets set at the beginning of the financial year are achieved. Half of the short-term incentive earned is paid in cash and the balance in two instalments at yearly intervals in shares. These instalments are paid only if the Executive is still in the employ of the Bank on the relevant dates.

Vesting of options and shares allocated under the long-term incentive plan is directly related to shareholder value, measured by Total Shareholder Return over a minimum three-year period, which requires the return to be equal to, or higher than, the average return of peer institutions for vesting to occur.

As approved by the shareholders at the 2000 Annual General Meeting, vesting of options and restricted shares allocated to Executives is dependent on the Bank meeting the performance hurdles in the plan.

The Bank has restructured its long-term Executive incentive plan, effective from the beginning of the 2003 financial year. Previously, half the value of long-term incentive benefits under the shareholder approved Bank's Equity Reward Plan were paid in Options, valued on the Black-Scholes method, and the other half in Performance shares valued at market price at the date of allocation. These options and shares only vest to the Executive provided the prescribed performance hurdles are met. From the beginning of the 2003 financial year, options have been eliminated from the remuneration package of Executives and the total value of the long-term incentives allocated under the Equity Reward Plan from that date is in the form of Reward shares.

A further change introduced is that whereas previously allocated options and shares vested upon the average Total Shareholder Return of peer institutions being exceeded, a sliding scale has been introduced so that 50% of allocated shares vest if the Bank's TSR is equal to the average return, 75% vest at the 67th percentile in the index and 100% when the return exceeds the 75th percentile, i.e. when the Bank's return is in the top quartile.

Options and shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met, or they lapse.

Currently, restricted shares purchased on market to satisfy incentives earned by Executives are charged against profit and loss as are incentives paid in cash and in deferred shares. As from the beginning of the 2003 financial year, total remuneration, which includes the full cost of the plan and also the distribution of shares to employees under the ESAP, has been expensed against profits.

Details of the remuneration paid to the Chief Executive Officer and the five highest paid other members of the senior executive team who were officers of the Bank at 30 June 2003 are set out in Note 6.

Audit Arrangements

Audit Committee

The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:

- The Audit Committee consists entirely of independent non-Executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee.
- At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external auditors independently of management.
- The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the auditor.
- The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank's systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management.
- All material accounting matters requiring exercise of judgment by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board.
- Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Blue Ribbon Committee of the SEC of the USA.

In carrying out these functions, the Committee:

- Reviews the financial statements and reports of the Group;
- Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;

- Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and
- Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.

In addition, the Committee ratifies the Group's operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee. A range of insurance policies maintained by the Group mitigates some operational risks.

The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:
- The financial statements and their conformity with accounting standards, other mandatory reporting requirements and statutory requirements; and
- The quality of the accounting policies applied and any other significant judgments made.

The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.

Non-Audit Work

The Board has in place policies and procedures governing the nature of non-audit services which can and cannot be undertaken by the Bank's auditors for the Bank or its subsidiaries. These policies and procedures incorporate approval by the Audit Committee of all non-audit services. The objective of this policy is to avoid prejudicing the independence of the auditors and to prevent their developing undue reliance on revenue from the Bank.

The policy ensures that the auditor does not:
- Assume the role of management;
- Become an advocate for their client; or
- Audit their own professional expertise.

Under the policy, the auditor shall not provide the following services:
- Bookkeeping or services relating to accounting records;
- Appraisal or valuation and fairness opinions;
- Advice on deal structuring and related documentation;
- Tax planning and strategic advice;
- Actuarial advisory services;
- Executive recruitment or extensive human resource functions;
- Acting as a broker-dealer, promoter or underwriter; or
- Provision of legal services.

For non-audit services that are not expressly prohibited, the following Audit Committee approval processes apply:
- Pre-approved – the Audit Committee has pre-approved certain types of services that do not impair auditor independence up to a limit of $250,000 per engagement; and
- Specific approval – all other services, including pre-approved services exceeding $250,000, require specific formal approval by the Audit Committee, or a member thereof under delegation, before the auditor may be engaged.

Non-audit services are defined as any service provided by the external auditor under engagement with the Bank outside the scope of the external audit. The scope of the external audit is outlined in the Bank's annual audit engagement letter.

The Bank currently requires that the partner managing the audit for the external auditor be changed within a period of five years.

Auditor

Ernst & Young was appointed as the auditor of the Bank at the 1996 Annual General Meeting and continues in that office.

The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive in consultation with the Audit Committee.

Risk Management

Risk Committee

The Risk Committee oversees credit and market risks assumed by the Bank in the course of carrying on its business.

The Committee considers the Group's credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group's risk/return expectations. In addition, the Committee reviews the Group's credit portfolios and recommendations by management for provisioning for bad and doubtful debts.

The Committee approves risk management policies and procedures for market, funding and liquidity risks incurred or likely to be incurred in the Group's business. The Committee reviews progress in implementing management procedures and identifying new areas of exposure relating to market, funding and liquidity risk.

Framework

The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.

Nominations Committee

The Nominations Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non-executive directors and that the Chairman of the Bank shall be Chairman of the Committee. The Chief Executive Officer attends the meeting by invitation.

In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.

Continuous Disclosure

The Corporations Act 2001 and the ASX Listing Rules require that a company disclose to the market matters which could be expected to have a material effect on the price or value of the company's securities. Management processes are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank's Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.

Ethical Policies

Values Statement

The Bank demands the highest standards of honesty and loyalty from all its people and strong governance within the Bank.

Our values statement – "trust, honesty and integrity" – reflects this standard.

Statement of Professional Practice

The Bank has adopted a code of ethnics, known as a Statement of Professional Practice which sets standards of behaviour required of all employees including:

- To act properly and efficiently in pursuing the objectives of the Bank;
- To avoid situations which may give rise to a conflict of interests;
- To know and adhere to the Bank's Equal Employment Opportunity policy and programs;
- To maintain confidentiality in the affairs of the Bank and its customers; and
- To be absolutely honest in all professional activities.

These standards are regularly communicated to staff. In addition, the Bank has established insider trading guidelines for staff to ensure that unpublished price-sensitive information about the Bank or any other company is not used in an illegal manner.

Our People

The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining the best staff and consequently, being in a position to provide good service to our customers.

There are various policies and systems in place to enable achievement of these goals, including:

- Fair Treatment Review systems;
- Equal Employment Opportunity policy;
- Occupational Health and Safety Systems;
- Recruitment and selection policies;
- Performance feedback and review processes;
- Career assessment and succession planning;
- Employee Share Plan; and
- Supporting Professional Development.

Behaviour Issues

The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established, which allows staff to remain anonymous if they wish, for reporting of these matters.

The policy has been extended to include reporting of auditing and accounting issues which will be reported directly to the Chief Compliance Officer. The Chief Compliance Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.

Governance Philosophy

The Board has consistently placed great importance on the governance of the Bank, which it believes is vital to the wellbeing of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risk-taking activities which are the basis of its business.

Directors' Report

The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (the 'Bank') and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2003.

The names of the Directors holding office during the financial year and until the date of this report are set out on pages 12 to 15 together with details of Directors' experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank during the financial year were:

Directors' Meetings

Director	No. of Meetings Held*	No. of Meetings Attended
J T Ralph	11	11
J M Schubert	11	11
D V Murray	11	11
N R Adler	11	11
R J Clairs	11	9
A B Daniels	11	11
C R Galbraith	11	11
W G Kent	11	11
F D Ryan	11	11
F J Swan	11	11
B K Ward	11	11
S C Kay	4	4

* The number of meetings held during the time the Director held office during the year.

Committee Meetings

	Risk Committee		Audit Committee		Remuneration Committee		Nominations Committee	
Director	No. of Meetings Held*	No. of Meetings Attended	No. of Meetings Held*	No. of Meetings Attended	No. of Meetings Held*	No. of Meetings Attended	No. of Meetings Held*	No. of Meetings Attended
J T Ralph	6	6			5	5	2	2
J M Schubert			8	7			2	2
D V Murray	6	6			5	5	2	2
N R Adler			8	8				
R J Clairs					5	5		
A B Daniels					5	5		
C R Galbraith	6	6						
W G Kent	6	6						
F D Ryan			8	8				
F J Swan	6	5					2	2
B K Ward			8	8				
S C Kay**	2	2						

* The number of meetings held during the time the Director was a member of the relevant committee.

** Ms Kay was appointed to the Risk Committee on 5 March 2003

Principal Activities

The Commonwealth Bank Group is one of Australia's leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:

Banking

The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts and demand and term deposits. The Group has leading domestic market shares in home loans, personal loans, retail deposits and discount stockbroking and is one of Australia's largest issuers of credit cards. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products.

The Institutional Banking operations focus on the top 1,000 corporations, government entities and other major institutions operating in Australasia. Corporate customers have access to financial markets services, securities underwriting, trading and distribution, corporate finance, equities, payments and transaction services, investment management and custody.

The Group also has full service banking operations in New Zealand and Fiji.

Funds Management

The Group is Australia's largest fund manager and largest retail funds manager in terms of its total value of funds under management. The Group's funds management business is managed as part of the Investment and Insurance Services division. These businesses manage a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.

The Group also has funds management businesses in New Zealand, UK and Asia.

Life Insurance

The Group provides term insurance, disability insurance, annuities, master trusts and investment products.

The Group is Australia's third-largest insurer based on life insurance assets held, and is Australia's largest manager in retail superannuation, allocated pensions and annuities by funds under management.

Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.

There have been no significant changes in the nature of the principal activities of the Group during the financial year.

Consolidated Profit

Consolidated operating profit after tax and outside equity interests for the financial year ended 30 June 2003 was $2,012 million (2002: $2,655 million).

The net operating profit for the year ended 30 June 2003 after tax, and before goodwill amortisation and appraisal value reduction was $2,579 million. This is an increase of $78 million or 3% over the year ended 30 June 2002 and was after expensing $214 million in respect of restructuring initiatives and after expensing $45 million in respect of the allocation of shares to employees under the ESAP scheme for both 2002 and 2003 against the 2003 profit. Excluding these, for a like-for-like comparison, the 'cash basis' profit grew by 9% over the previous year.

The principal contributing factors to this increase were a growth in net interest income reflecting strong housing loan growth together with growth in commissions, and a decrease in charge for bad and doubtful debts, whilst underlying operating expenses have increased by 2% over the year, primarily due to the set up of the new premium division in banking. Funds management income fell which reflects the effect of depressed equity markets for most of the year.

Dividends

The Directors have declared a fully franked (at 30%) final dividend of 85 cents per share amounting to $1,066 million. The dividend will be payable on 8 October 2003 to shareholders on the register at 5 pm on 29 August 2003. Dividends paid since the end of the previous financial year:

- As provided for in last year's report, a fully franked final dividend of 82 cents per share amounting to $1,027 million was paid on 8 October 2002. The payment comprised cash disbursements of $832 million with $195 million being reinvested by participants through the Dividend Reinvestment Plan;
- In respect of the current year, a fully franked interim dividend of 69 cents per share amounting to $865 million was paid on 28 March 2003. The payment comprised cash disbursements of $699 million with $166 million being reinvested by participants through the Dividend Reinvestment Plan;
- Additionally, quarterly dividends totaling $36 million for the year were paid on the PERLS preference shares and $4 million on the ASB Capital preference shares.

Review of Operations

An analysis of operations for the financial year is set out in the Review of Operations on pages 4 to 5 and Business Overview on pages 33 to 36.

Changes in State of Affairs

During the year the Bank implemented a number of significant strategic initiatives which aimed at improving future productivity and service levels.

The initiatives undertaken during the year included

- Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing;
- Empowerment of front-line retail sales staff with information and decision-making capabilities to better meet customer needs;
- Redesign system and relationship management processes in the small to medium sized business segments; and
- Simplification and consolidation of legacy systems and processes with the Investment and Insurance business.

The related costs of these strategic initiatives were incurred during the current year.

There were no other significant changes in the state of affairs of the Group during the financial year.

Events Subsequent to Balance Date

Corporate Restructure

The Group is in the process of a corporate restructure of the legal entities involved in the Funds Management and Life Insurance operations within Australia. The corporate restructure involves:

- Transferring the Life Insurance business of Commonwealth Life Limited to The Colonial Mutual Life Assurance Society Limited (on 1 July 2003);
- Transferring the former Commonwealth Life Insurance and Funds Management companies into the Colonial sub-group of companies (during July and August 2003); and
- Simplifying the corporate structure within the Colonial sub-group of companies (ongoing, to be substantially completed by December 2003).

The restructure will:

- Align the corporate structure and the management structure; and
- Simplify the corporate structure, increasing transparency for investors, regulators and creditors.

There is no material effect on the regulatory capital position of the Bank, or of any of the life insurance companies, the general insurance company or the funds management companies arising directly from the corporate restructure.

Issue of Trust Preferred Securities

On 6 August 2003, a wholly owned entity of the Bank issued USD 550 million (AUD 824 million) of trust preferred securities, subject to a limited guarantee by the Bank, in the US capital markets. These securities are perpetual in nature and offer a non-cumulative fixed rate distribution of 5.805% p.a., payable semi annually. Distributions will be paid if determined by Directors, or a committee of the Board, to be payable. If a distribution is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares or shares ranking equally with these securities, including Commonwealth Bank PERLS, until two consecutive semi annual dividends are paid. The securities which qualify as Tier 1 capital for the Bank may be redeemed by the Bank, subject to the approval of APRA, on 30 June 2015. If the securities are not redeemed on 30 June 2015, the holders of the securities may request their securities be exchanged for an equivalent value of ordinary shares of the Bank. In certain circumstances, and at any time at the Bank's discretion, the trust preferred securities may be redeemed for American Depositary Shares (ADSs) representing preference shares of the Bank. Where there has been no earlier redemption, the trust preferred securities will be mandatorily redeemed for ADSs on 30 June 2053.

The issue of trust preferred securities provided a cost-effective opportunity to supplement the Bank's Tier 1 Capital and broaden its investor base.

The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Future Developments and Results

Major developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Message from the Chairman on pages 1 to 3. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.

Environmental Regulation

The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.

Directors' Shareholdings

Particulars of shares in the Commonwealth Bank or in a related body corporate are set out in a separate section at the end of the financial report titled 'Shareholding Information' which is to be regarded as contained in this report.

Options

An Executive Option Plan was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, shareholders approved the establishment of the Equity Reward Plan. On 31 October 2001, 31 January 2002 and 15 April 2002 a total of 3,007,000 options were granted by the Bank to 81 executives under this Plan. During the financial year and for the period to the date of this report 972,500 shares were allotted by the Bank consequent to the exercise of options granted under the Executive Option Plan. Full details of the Plan are disclosed in Note 6 to the financial statements.

The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

For details of the options granted to a director, refer to the separate section at the end of the financial report titled 'Shareholding Information' which is to be regarded as contained in this report.

Directors' Interests in Contracts

A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.

Directors' and Officers' Indemnity

Article 19 of the Commonwealth Bank's Constitution provides: "To the extent permitted by law, the company indemnifies every director, officer and employee of the company against any liability incurred by that person (a) in his or her capacity as a director, officer or employee of the company and (b) to a person other than the company or a related body corporate of the company. The company indemnifies every director, officer and employee of the company against any liability for costs and expenses incurred by the person in his or her capacity as a director, officer or employee of the company (a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted or (b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001, provided that the director, officer or employee has obtained the company's prior written approval (which shall not be unreasonably withheld) to incur the costs and expenses in relation to the proceedings".

An indemnity for employees, who are not directors, secretaries or executive officers, is not expressly restricted in any way by the Corporations Act 2001.

The Directors, as named on pages 12 to 15 of this report, and the Secretaries of the Commonwealth Bank, being J D Hatton (Secretary) and H J Broekhuijse (Assistant Company Secretary) are indemnified under Article 19 as are all the executive officers of the Commonwealth Bank.

Deeds of Indemnity have been executed by Commonwealth Bank in terms of Article 19 above in favour of each director.

Directors' and Officers' Insurance

The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Directors' and other Officers' Emoluments

Details of the Bank's remuneration policy in respect of the Directors and executives is set out under 'Remuneration Arrangements' within the 'Corporate Governance' section of this report.

Details on emoluments paid to each director are detailed in Note 5 of the Financial Report. Details on emoluments paid to the executive director and the other five most highest paid executive officers of the Bank and the Group are disclosed in Note 6 of the Financial Report.

Incorporation of Additional Material

This report incorporates the Review of Operations, Our Directors, Corporate Governance, Business Overview and Shareholding Information sections of this Annual Report.

Roundings

The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100.

Signed in accordance with a resolution of the Directors.



J T Ralph, AC
Chairman



D V Murray
Managing Director and
Chief Executive Officer

20 August 2003

Five Year Financial Summary

	2003 $M	2002 $M	2001 $M	2000 $M	1999 $M
Financial Performance					
Net interest income	**5,026**	4,710	4,474	3,719	3,527
Other operating income	**4,373**	4,358	4,350	2,420	1,997
Total operating income	**9,399**	9,068	8,824	6,139	5,524
Charge for bad and doubtful debts	**305**	449	385	196	247
Total operating expenses	**5,551**	5,201	5,170	3,407	3,070
Operating profit before goodwill amortisation, appraisal value uplift, abnormal items and income tax expense	**3,543**	3,418	3,269	2,536	2,207
Income tax expense	**(958)**	(916)	(993)	(820)	(714)
Outside equity interests	**(6)**	(1)	(14)	(38)	(24)
Net Profit after Tax ("cash basis")	**2,579**	2,501	2,262	1,678	1,469
Abnormal items	**-**	–	–	967	–
Income tax credit on abnormal items	**-**	–	–	20	–
Appraisal value (reduction)/uplift	**(245)**	477	474	92	–
Goodwill amortisation	**(322)**	(323)	(338)	(57)	(47)
Operating profit after income tax attributable to members of the Bank	**2,012**	2,655	2,398	2,700	1,422
Contributions to profit (after tax)					
Banking	**2,249**	2,067	1,793	1,513	1,342
Funds management	**208**	368	323	36	24
Life insurance	**122**	66	146	129	103
Profit on operations (cash basis)	**2,579**	2,501	2,262	1,678	1,469
Goodwill amortisation	**(322)**	(323)	(338)	(57)	(47)
Appraisal value uplift	**(245)**	477	474	92	–
Abnormal income (expense) after tax	**-**	–	–	987	–
Operating profit after income tax	**2,012**	2,655	2,398	2,700	1,422
Financial Position					
Loans, advances and other receivables	**160,347**	147,074	136,059	132,263	101,837
Total assets	**265,110**	249,648	230,411	218,259	138,096
Deposits and other public borrowings	**140,974**	132,800	117,355	112,594	93,428
Total liabilities	**242,958**	228,592	210,563	199,824	131,134
Shareholders' equity	**20,024**	19,030	18,393	17,472	6,735
Net tangible assets	**14,995**	13,639	12,677	11,942	6,471
Risk weighted assets	**146,808**	141,049	138,383	128,484	99,556
Average interest earning assets	**188,270**	170,634	160,607	129,163	114,271
Average interest bearing liabilities	**174,737**	157,105	145,978	117,075	103,130
Assets (on balance sheet)					
Australia	**221,248**	208,673	196,918	187,452	115,510
New Zealand	**27,567**	24,579	20,208	16,661	13,046
Other	**16,295**	16,396	13,285	14,146	9,540
Total Assets	**265,110**	249,648	230,411	218,259	138,096

	2003	2002	2001	2000	1999
Shareholder Summary					
Dividends per share (cents) – fully franked	**154**	150	136	130	115
Dividend cover (times) – statutory	**0.9**	1.4	1.4	1.2	1.3
Dividend cover (times) – cash	**1.3**	1.3	1.3	1.6	1.3
Earnings per share (cents)					
Basic					
before abnormal items	**157.4**	209.6	189.6	184.8	153.4
after abnormal items	**157.4**	209.6	189.6	291.2	153.4
Cash basis[4]	**202.6**	197.3	178.8	181.0	158.5
Fully Diluted					
before abnormal items	**157.3**	209.3	189.3	184.4	153.1
after abnormal items	**157.3**	209.3	189.3	290.7	153.1
Cash basis[4]	**202.5**	197.0	178.6	180.6	158.1
Dividend payout ratio (%)[1]					
before abnormal items	**97.7**	71.7	71.2	83.5	74.7
after abnormal items	**97.7**	71.7	71.2	53.0	74.7
Cash basis[4]	**75.9**	76.2	75.5	85.3	72.4
Net tangible assets per share ($)	**12.0**	10.9	10.2	9.2	6.8
Weighted average number of shares (basic)	**1,253m**	1,250m	1,260m	927m	927m
Weighted average number of shares (fully diluted)	**1,254m**	1,252m	1,262m	929m	929m
Number of shareholders	**746,073**	722,612	709,647	788,791	404,728
Share prices for the year ($)					
Trading high	**32.75**	34.94	34.15	27.95	28.76
Trading low	**23.05**	24.75	26.18	22.54	18.00
End (closing price)	**29.55**	32.93	34.15	27.69	24.05

	2003	2002	2001	2000	1999
Performance Ratios (%)					
Return on average shareholders' equity[2] [5]					
before abnormal items	**10.7**	14.7	13.5	22.1	20.5
after abnormal items	**10.7**	14.7	13.5	34.8	20.5
cash basis	**13.3**	13.1	12.0		
Return on average total assets[2]					
before abnormal items	**0.8**	1.1	1.1	1.1	1.1
after abnormal items	**0.8**	1.1	1.1	1.7	1.1
cash basis	**1.0**	1.0	1.0		
Capital adequacy – Tier 1	**6.96**	6.78	6.51	7.49	7.05
Capital adequacy – Tier 2	**4.21**	4.28	4.18	4.75	3.12
Deductions	**(1.44)**	(1.26)	(1.53)	(2.49)	(0.79)
Capital adequacy – Total	**9.73**	9.80	9.16	9.75	9.38
Net interest margin	**2.67**	2.76	2.78	2.88	3.09

Five Year Financial Summary continued

	2003	2002	2001	2000	1999
Other Information (numbers)					
Full time staff equivalent[6]	**35,845**	37,245	37,460	39,631	30,914
Branches/service centres (Australia)	**1,014**	1,020	1,066	1,441	1,162
Agencies (Australia)	**3,893**	3,936	3,928	4,020	3,934
ATMs (Proprietary)	**3,116**	3,049	2,931	3,092	2,602
EFTPOS terminals	**125,959**	126,613	122,074	116,064	90,152
EzyBanking	**760**	730	659	603	n/a
Productivity					
Total Operating Income per full-time (equivalent) employee ($)[6]	**262,212**	243,469	235,558	198,479	178,689
Staff Expense/Total Operating Income (%)	**26.1**	26.4	26.7	27.8	29.0
Total Operating Expenses[3] /Total Operating Income (%)	**59.1**	57.4	58.6	57.2	55.6

(1) Dividends paid divided by earnings. The comparative ratios have been amended to the same basis as the current year. Previously this ratio was calculated as Dividend per share divided by Earnings per share.

(2) Calculations based on operating profit after tax and outside equity interests applied to average shareholders' equity/average total assets.

(3) Total Operating Expenses excluding goodwill amortisation and charge for bad and doubtful debts. Note the different business mix following the Colonial acquisition impacts comparison with prior years.

(4) 'Cash earnings' for the purpose of these financial statements is defined as net profit after tax and before abnormal items, goodwill amortisation and life insurance and funds management appraisal value uplift.

(5) 2003 shareholders' equity includes earnings before provision for final dividend of $1,066 million. Prior periods return on average shareholders' equity – cash basis have been restated to exclude the provision for final dividend.

(6) Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by third party agencies. Prior period numbers have been restated to reflect this.

The following commentary provides an overview of the performance of the main businesses of the Group. For further information on the financial performance of these businesses, please refer to page 37 of this Report.

Banking

Retail

Performance was driven by a combination of strong revenue growth and expense efficiencies flowing from process simplification. The buoyant housing market and increased volumes of credit card transactions drove the strong retail revenue and balance performance for the year.

Several key initiatives were undertaken during the year to improve customer service and efficiency outcomes. These included:

- Development of the premium financial services distribution model to facilitate superior client experiences for our premium customers;
- The introduction of a new telling system, improving service and efficiency levels across the branch network;
- A new home loan system introduced for branch and mobile lenders, with automatic linkages to back-office processing areas for significant improvement in customer service and efficiency levels;
- The acquisition of TD Waterhouse. This business has been integrated into CommSec, which in aggregate now has over one million Equities Trading Accounts; and
- Refinement of the credit card loyalty program, Commonwealth Awards, enhancing many of its features for customers. Fee structures for all credit cards were reviewed and changes implemented effective January 2003.

During the year the Reserve Bank proposed substantial reforms to credit card schemes in Australia. The impact of these changes, combined with an expected slowing of the housing market, will reduce the opportunities for market driven revenue growth going forward.

The specific focus in the forthcoming years will be on:

- Enhancing the premium service experience for our clients by enhancing systems and further investment in the training of our people;
- Re-design and refurbishment of the branch network to better service customer needs;
- Streamlining and simplifying processes and procedures to ensure every interaction with customers is as efficient as possible;
- Continuing to upgrade key systems, including ATMs and NetBank, to further improve service delivery;
- Simplifying products and better aligning these to the needs of our customers; and
- Creating an environment where our people are continually encouraged, supported, empowered and motivated to perform at their best.

Asia Pacific

Asia Pacific Banking incorporates the Bank's retail and commercial banking operations in New Zealand, Fiji and Indonesia. ASB in New Zealand represents the majority of the Asia Pacific Banking business.

The New Zealand economy grew strongly throughout the financial year. Interest rates were increased modestly, which attracted international investors and resulted in a stronger NZ currency. As a result, lending and funding growth rates contributed to good balance sheet growth.

During the year, ASB continued to make progress in its core business objectives of quality growth, best service, best team, best processes and best distribution. Key achievements during the year were:

- Lending growth at well above market rates in the retail, commercial and rural sectors. The successful spring and summer lending campaigns, strong customer service emphasis and the success of the 'One Team' referral program were key factors contributing to this achievement;
- Leading customer service in the Banking sector. For the fifth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the third consecutive year, ASB was rated the top business bank for the same criteria;
- The focus on process efficiencies has led to many operational improvements, which also improved service levels and lowered expenses to serve, an example being the approval of housing loans within an hour of application; and
- A focus on the development of distribution capability led to the launch of 'financial markets on-line', which provides business and institutional customers with the ability to purchase foreign exchange on-line, replacing the telephone ordering service.

Banking operations in Fiji and Indonesia performed well with modest profit growth for the year.

Institutional & Business

The business climate was subdued over the year and, as a result, market competition has intensified. In light of the business environment, the focus for the year was on the continued delivery of innovative solutions and transforming the business for future growth.

During the year, a new client-servicing model, based on client need was implemented. In conjunction with this, simplified technology platforms in business banking centres and streamlined credit processes for all client segments were rolled out. These measures enable a more responsive service to clients, improved productivity and increase the focus on generating new business, while preserving the overall risk profile of the Bank.

Supporting the client-servicing model, a range of new or expanded products was launched during the year. These include specialised leasing and infrastructure financing products, environmental, agricultural and precious metal offerings. We were the first Bank in Australia to launch the "Verified by Visa" and "MasterCard SecureCode" on-line security programs to make Internet transactions safer for both clients and merchants.

Central to the success of the business over the next year will be the continued transformation of product offerings, services, processes and systems and the ongoing promotion of a high performance culture, which enables our people to excel in client service.

Funds Management

In funds management, the 2003 financial year was characterised by declining world equity markets, changing customer preferences for managed investment products and reforms to the regulatory environment. The uncertainty for consumers created by the third straight year of negative equity returns, and the effects of other world events such as the war on terrorism, placed pressure on net fund flows for the industry as a whole. The negative returns on equity markets also impacted on the existing funds under management and associated fee revenue.

In addition to these external influences, the changes in management in the earlier part of the year, and the resultant downgrading of ratings on certain Colonial First State funds by some research houses contributed to the adverse fund flow of the business. The scheduled withdrawal of funds by Winterthur in the UK and the sale of the UK private clients business had a structural impact on the business.

Against this background, increased emphasis was placed on customer retention and improving product and distribution offerings. The key initiatives included:

- The First Choice range of products, launched in May 2002, performed strongly during the year, achieving $3.2 billion in funds by 30 June 2003. The business retained more than 60% of these funds to manage internally;
- In September 2002, the respective unit holders approved the merger of Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Funds (CPA) and Gandel Retail Trust (GAN). The merger resulted in CPA and GAN creating two leading sector-specific listed property trusts and the addition of $2.2 billion in FUM. These businesses have now been successfully integrated and further strengthen the Bank's position as a leading property fund manager;
- The establishment of a strategic alliance with 452 Capital, giving exposure to the growing boutique segment of the funds management industry;
- Extension of the First Choice product offering into the business superannuation market with the launch of "First Choice Employer Super";
- Rationalising our position in the UK market with the sale of the Stewart Ivory Private Client business, giving a clearer focus on our core funds management business in the UK; and
- The investment team in the UK continues to deliver solid investment results against benchmark, and fund flows in the second half of the year have increased substantially.

The key strategic initiatives implemented during the year were focused on process and system simplification and eliminating duplication. The key initiatives included:

- Successful integration of the Commonwealth Investment Management business with Colonial First State Investments, achieved with minimal loss of FUM;
- Rationalisation of the on-sale product range. In particular the Colonial First State product suite has largely been adopted as the on-sale product suite, with most of the older products from other entities being closed to new business;
- Commencement of a migration product within the closed products, aimed at reducing the number of products and systems;
- The continued migration of closed products into First State products and onto the First State platform; and
- The sale of the Bank's custody business to National Australia Bank.

Going forward, the funds management business is positioned well for future growth through its:

- Strong market position and scale across all segments of the value chain with the number one market share of retail funds under management;
- Broad and diversified distribution, including further sales growth opportunities through the retail branch and premium distribution channels; and
- A strong brand in both the investor and adviser market places through Colonial First State.

Life Insurance

Australia

The Australian business grew strongly in a difficult market to become Australia's largest writer of Life risk premium during the year. Growth was achieved through product innovation, diversifying distribution and focusing on customer service.

During the year, CommInsure introduced some innovative new benefits and options on personal risk products, with several firsts in the market such as cash back, accidental death top-ups and loyalty benefits.

In addition, diversification of new business sales has been achieved by an increase in the business volumes being written through the network channel and also from increased telemarketing capacity.

Initiatives in improving customer service and productivity implemented during the year included:

- Assistance to customers in completing disability income tax statements;
- Development of a new front-end delivery system for use in the retail network; and
- Introduction of continuation of insurance cover when loans are paid out or refinanced.

The business was also impacted by a failure of a large investment that resulted in a $30 million loss.

New Zealand

The life insurance operations in New Zealand trade predominantly under the Sovereign brand. Sovereign maintained its market leadership position, increasing market share of in-force business premium income through product re-pricing, above-market persistency rates and the continued roll out of Sovereign's distribution model.

The major focus during the year was streamlining and improving customer service, a review of key business processes and legacy systems, the creation of ASB Group Investments generating synergies between Sovereign and ASB's investment business and Phase 1 of a product rationalisation and simplification program.

Asia

Asia covers our life insurance and pension administration operations in Hong Kong, and our life businesses in China, Vietnam, Indonesia and Fiji. During the year, the Philippines life insurance operation was divested.
North Asian economies faced difficult market conditions during the financial year due to the impact of the SARS crisis. The life industry across the region also suffered from volatility in international equity markets.

Notwithstanding these conditions, the Asian business has improved its results, primarily as a result of the following key initiatives:

- The Hong Kong pension administration business (Commserve Financial) became Hong Kong's largest third party pension fund administrator following the insourcing of additional third party pension administration business. This provides the business with a stronger income stream;
- Expense control initiatives in the Hong Kong operations; and
- The disposal of the loss-making Philippine business.

Comments on Statement of Financial Performance

For the year ended 30 June 2003



1,469
1,678
2,262
2,501
2,579
99
00
01
02
03
Operating profit ($m) cash basis
115
130
136
150
154
99
00
01
02
03
Dividends per Share (c)

(Except where otherwise stated, all figures relate to the year ended 30 June 2003 and comparatives for the profit and loss are to the Commonwealth Bank Group year ended 30 June 2002.)

For the year ended 30 June 2003, the Commonwealth Bank Group recorded a net operating profit after income tax of $2,012 million.

The net operating profit ('cash basis') for the year ended 30 June 2003 after tax, and before goodwill amortisation and appraisal value uplift is $2,579 million. This is an increase of $78 million or 3% over the year ended 30 June 2002 and was after expensing $214 million in respect of restructuring initiatives and after expensing $45 million in respect of the allocation of shares to employees under the ESAP scheme for both 2002 and 2003 against the 2003 profit. Excluding these, for a like-for-like comparison, the 'cash basis' profit grew by 9% over the previous year.

The Group result comprised:

	$M	
Underlying segment profit after tax		
– Banking	**2,401**	up 16%
– Funds Management	**228**	down 37%
– Life Insurance	**58**	up 41%
Shareholder investment returns (after tax)	**73**	
Operating expenses – included for first time (after tax)	**(181)**	
Net Profit after tax (cash basis)	**2,579**	
Appraisal value reduction	**(245)**	
Goodwill amortisation	**(322)**	
Net Profit after tax	**2,012**	

For the year ended 30 June 2003

Banking

The contribution to profit after tax from the Group's banking businesses increased to $2,401 million, 16% over the prior year, reflecting:

- Net interest income growth of $316 million or 7%, which was achieved through a 10% growth in average interest earning assets compared with the prior year, primarily due to housing loans. This has been partially offset by a reduction in net interest margin of 9 basis points;
- Other banking operating income growth of $145 million or 6%, driven by growth in lending fees and commission income together with a moderate increase in trading income;
- Expenses from comparable business have increased marginally by 2%; and
- Bad debt expense decreased by $144 million to $305 million. Prior year included specific provisions against two large corporate exposures.

Funds Management

The contribution to profit after tax from the Group's funds management business decreased to $228 million, 37% below the prior year.

Funds under management decreased by 9% to $94 billion, with most of the decrease occurring in the first half of the year. Approximately half the decrease can be attributed to sale of businesses in the UK.

Life Insurance

The contribution from life insurance to profit after tax was up $17 million to $58 million, 41% more than the prior year. The improvement in performance reflects a turnaround in the Asian business and a strong profit growth in New Zealand, partly offset by a write-down of an asset in the Australian business.

Group Expenses

Total operating expenses for the Group were 7% higher than in the prior year, increasing by $350 million to $5,551 million. $259 million of the increase is attributable to first-time costs with $214 million related to strategic initiatives and another $45 million is due to the cost of two years of shares issued to employees under the employee share programme. Underlying costs were $5,292 million.

Income Tax

Income tax expense includes amounts on behalf of life insurance policy holders and corporate tax. During the year, total income tax expense increased by $42 million to $958 million, which included a policy holder tax credit of $58 million (2002: $36 million tax credit).

The corporate income tax expense increased by $64 million or 7% to $1,016 million for 2003. This resulted in an effective corporate tax rate of 28.2% in 2003, which was slightly higher than the prior year rate of 27.6%. This increase was due mainly to the higher recognition of capital losses in the prior year.

Appraisal Value [1]

For the year ended 30 June 2003, appraisal values of the life insurance and funds management businesses decreased by $34 million. The decrease comprised:

- A $82 million increase in net tangible assets being, profits of $330 million offset by other capital movements of $248 million;
- Other valuation changes of $129 million; and
- An appraisal value reduction of $245 million.

The reduction of $245 million in appraisal value reflects the uncertainty and low returns in world equity markets and their effect on industry flows.

(1) Australian Accounting Standard AASB 1038: Life Insurance Business requires that all investments owned by a life company be recorded at market value. The 'appraisal value (reduction)/ uplift' is the periodic movement in the Balance Sheet asset 'excess of market value over net assets'.

Statement of Financial Performance

For the year ended 30 June 2003

	Group 2003 $M	Group 2002 $M
Interest income	**11,528**	10,455
Interest expense	**6,502**	5,745
Net interest income	**5,026**	4,710
Other income:		
Revenue from sale of assets	**128**	718
Written down value of assets sold	**(106)**	(628)
Other	**2,675**	2,462
Net banking operating income	**7,723**	7,262
Funds management income including premiums	**1,125**	1,083
Investment revenue	**8**	(393)
Claims and policyholder liability expense	**(91)**	457
Net funds management operating income	**1,042**	1,147
Premiums and related revenue	**1,011**	866
Investment revenue	**620**	293
Claims and policyholder liability expense	**(997)**	(500)
Life insurance margin on services operating income	**634**	659
Net funds management and life insurance operating income before appraisal value (reduction)/uplift	**1,676**	1,806
Total net operating income before appraisal value (reduction)/uplift	**9,399**	9,068
Charge for bad and doubtful debts	**305**	449
Operating expenses:		
Comparable business	**5,292**	5,201
First time	**259**	–
	5,551	5,201
Appraisal value (reduction)/uplift	**(245)**	477
Goodwill amortisation	**(322)**	(323)
Profit from ordinary activities before income tax	**2,976**	3,572
Income tax expense	**958**	916
Profit from ordinary activities after income tax	**2,018**	2,656
Outside equity interests in net profit	**(6)**	(1)
Net profit attributable to members of the Bank	**2,012**	2,655
Foreign currency translation adjustment	**(129)**	(146)
Revaluation of properties	**3**	(1)
Total valuation adjustments	**(126)**	(147)
Total changes in equity other than those resulting from transactions with owners as owners	**1,886**	2,508
	Cents per share	Cents per share
Earnings per share based on net profit distributable to members of the Bank		
Basic	**157.4**	209.6
Fully Diluted	**157.3**	209.3
Dividends per share attributable to shareholders of the Bank:		
Ordinary shares	**154**	150
Preference shares (issued 6 April 2001)	**1,019**	970
	$M	$M
Net Profit after Income Tax comprises		
Net Profit after Income Tax ("cash basis")	**2,579**	2,501
Less Appraisal value (reduction)/uplift	**(245)**	477
Less Goodwill amortisation	**(322)**	(323)
Net Profit after Income Tax ("statutory basis")	**2,012**	2,655

Comments on Statement of Financial Position

As at 30 June 2003



138
218
230
250
265
99
00
01
02
03
Total Assets ($b)
113
145
150
161
175
99
00
01
02
03
Lending Assets ($b)

Group Assets

The Group's assets increased by $16 billion to $265 billion (2002: $249.6 billion) over the year.

Total lending assets increased by $14 billion from $161 billion to $175 billion at 30 June 2003 reflecting strong housing loan growth.

The total provisions for impairment for the Group at 30 June 2003 were $1,530 million down 6% from 30 June 2002. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio.

The general provision as a percentage of Risk Weighted Assets now sits at 0.90% following a steady decline from 1.09% at 30 June 1999.

Capital Management

The Group maintains a strong capital position. As at 30 June 2003, the Capital adequacy Ratio was 9.73% (well above the regulatory guideline of 8%), compared to 9.80% at 30 June 2002.

Credit Ratings

The long-term credit ratings of the Bank remain at AA–, Aa3 and AA from Standard & Poor's, Moody's and Fitch respectively.

Issue of Trust Preferred Securities

On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD 550 million (AUD 824 million) of trust preferred securities in the US capital markets. The securities will qualify as Tier 1 capital of the Bank.

Statement of Financial Position

As at 30 June 2003

	Group 2003 $M	Group 2002 $M
Assets		
Cash and liquid assets	**5,575**	6,044
Receivables due from other financial institutions	**7,066**	7,728
Trading securities	**10,435**	8,389
Investment securities	**11,036**	10,766
Loans, advances and other receivables	**160,347**	147,074
Bank acceptances of customers	**13,197**	12,517
Life insurance investment assets	**27,835**	30,109
Deposits with regulatory authorities	**23**	89
Property, plant and equipment	**821**	862
Investment in associates	**287**	313
Intangible assets	**5,029**	5,391
Other assets	**23,459**	20,366
Total Assets	**265,110**	249,648
Liabilities		
Deposits and other public borrowings	**140,974**	132,800
Payables due to other financial institutions	**7,538**	7,864
Bank acceptances	**13,197**	12,517
Provision for dividend	**12**	1,040
Income tax liability	**876**	1,276
Other provisions	**819**	834
Life insurance policyholder liabilities	**23,861**	25,917
Debt issues	**30,629**	23,575
Bills payable and other liabilities	**19,027**	17,342
	236,933	223,165
Loan Capital	**6,025**	5,427
Total Liabilities	**242,958**	228,592
Net Assets	**22,152**	21,056
Shareholders' Equity		
Share Capital		
Ordinary Share Capital	**12,678**	12,665
Preference Share Capital	**687**	687
Reserves	**3,850**	4,226
Retained profits	**2,809**	1,452
Shareholders' equity attributable to members of the Bank	**20,024**	19,030
Outside equity interests:		
Controlled entities	**304**	9
Life insurance statutory funds and other funds	**1,824**	2,017
Total outside equity interests	**2,128**	2,026
Total Shareholders' Equity	**22,152**	21,056

The liabilities of the Commonwealth Bank of Australia and its controlled entity, Commonwealth Development Bank of Australia, as at 30 June 1996 were guaranteed by the Commonwealth of Australia under a statute of the Australian Parliament. This guarantee is being progressively phased out following the Government sale of its shareholding on 19 July 1996:

- all demand and term deposits will be guaranteed for a period of three years from 19 July 1996, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and
- all other amounts payable under a contract that was entered into before or under an instrument executed, issued, endorsed or accepted by the Bank and outstanding at 19 July 1996, will be guaranteed until their maturity.

Statement of Cash Flows

For the year ended 30 June 2003

	Group 2003 $M	Group 2002 $M
Cash Flows From Operating Activities		
Interest received	**11,452**	10,683
Dividends received	**4**	5
Interest paid	**(6,455)**	(5,805)
Other operating income received	**3,135**	3,706
Expenses paid	**(5,438)**	(5,366)
Income taxes paid	**(1,258)**	(926)
Net decrease (increase) in trading securities	**(2,484)**	(1,159)
Life insurance:		
Investment income	**644**	870
Premiums received	**4,130**	5,689
Policy payments	**(5,855)**	(5,704)
Net Cash provided by/(used in) operating activities	**(2,125)**	1,993
Cash Flows from Investing Activities		
Payments for acquisition of entities and management rights	**(173)**	(57)
Proceeds from disposal of entities and businesses	**33**	314
Net movement in investment securities:		
Purchases	**(18,055)**	(23,488)
Proceeds from sale	**23**	295
Proceeds at or close to maturity	**17,719**	22,192
Withdrawal (lodgement) of deposits with regulatory authorities	**66**	(28)
Net increase in loans, advances and other receivables	**(13,577)**	(11,702)
Proceeds from sale of property, plant and equipment	**72**	109
Purchase of property, plant and equipment	**(143)**	(164)
Net decrease (increase) in receivables due from other financial institutions not at call	**513**	(855)
Net decrease (increase) in securities purchased under agreements to resell	**50**	(1,376)
Net decrease (increase) in other assets	**301**	(241)
Life insurance:		
Purchases of investment securities	**(13,091)**	(13,926)
Proceeds from sale/maturity of investment securities	**14,628**	14,618
Net Cash used in Investing Activities	**(11,634)**	(14,309)
Cash Flows from Financing Activities		
Proceeds from issue of shares (net of costs)	**13**	39
Proceeds from issue of preference shares to outside equity interests	**182**	-
Net increase (decrease) in deposits and other borrowings	**5,129**	15,135
Net movement in debt issues	**7,054**	(967)
Dividends paid (including DRP buyback of shares)	**(1,933)**	(1,661)
Net movements in other liabilities	**(926)**	1,809
Net increase (decrease) in payables due to other financial institutions not at call	**(796)**	211
Net increase (decrease) in securities sold under agreements to repurchase	**3,046**	310
Issue of loan capital	**901**	-
Other	**19**	(100)
Net Cash provided by Financing Activities	**12,689**	14,776
Net Increase (Decrease) in Cash and Cash Equivalents	**(1,070)**	2,460
Cash and Cash Equivalents at beginning of period	**2,498**	38
Cash and Cash Equivalents at end of period	**1,428**	2,498

For further information, refer full Annual Report – 2003 Financial Statements.

The cash flow statement highlights the net growth from Investing Activities of $11.6 billion including Lending Assets of $13.6 billion, financed by Deposits growth of $5.1 billion and debt issues of $7.0 billion. Operating Activities used $2.1 billion in cash for the year.

It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

Notes to the Financial Statements

For the year ended 30 June 2003

NOTE 1 Accounting Policies

The accompanying concise financial report has been derived from the financial report of the Commonwealth Bank of Australia (the 'Bank') and its controlled entities, the Group, for the year ended 30 June 2003 provided in the full Annual Report - 2003 Financial Report. The statutory financial report complies with the requirements of the Banking Act, Corporations Act 2001, applicable Accounting Standards, including AASB 1039: Concise Financial Reports, and other mandatory reporting requirements so far as they are considered appropriate to a banking corporation.

The concise financial report cannot be expected to provide as full an understanding of the financial performance and financial position of the Group as the full financial report.

The full financial report of the Commonwealth Bank of Australia and its controlled entities for the year ended 30 June 2003 and the Auditor's Report thereon will be sent, free of charge, to members upon request.

The accounting policies applied are consistent with those of the previous year except as noted below.

A full description of the accounting policies adopted by the Group is provided in the full Annual Report 2003 Financial Statements.

Change in accounting policies

The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for the dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date.

The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

The Group adopted the revised accounting standard AASB 1012: Foreign Currency Translation from 1 July 2002. There were no material changes to the related calculations.

The Group adopted the revised accounting standard AASB 1028: Employee Benefits from 1 July 2002. All employee benefit liabilities expected to be settled more than 12 months after the reporting date were previously subject to actuarial review. As a result there were no material changes to the related liabilities on the adoption of the revised standard.

Share Based Compensation

In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (ESAP) and include the full cost as an expense against profits. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million is a one off expense in the current year. In addition, the current year ESAP expense accrued for 2003 financial year is $20 million. Similarly, the Executive Reward Plan has been restructured effective from 1 July 2002, whereby incentives allocated will be in the form of Reward shares and not options. This resulted in an increased expense for the year of $5 million. Other share based compensation expense for the year was $69 million. This was incurred and charged against profit on a consistent basis with prior periods.

NOTE 2 Dividends

	2003 $M	2002 $M
Ordinary Shares		
Interim ordinary dividend (fully franked)		
(2003: 69 cents, 2002: 68 cents, 2001: 61 cents)		
Provision for interim ordinary dividend – cash component only	**699**	693
Provision for interim ordinary dividend – dividend reinvestment plan	**166**	159
Declared final ordinary dividend (fully franked)		
(2003: nil provided, 2002: 82 cents, 2001: 75 cents)		
Provision for final ordinary dividend – cash component only	**-**	832
Provision for final ordinary dividend – dividend reinvestment plan	**-**	195
Preference Shares		
Preference dividends paid (fully franked)		
(2003: 1,019 cents, 2002: 970 cents, 2001: 261 cents)	**28**	26
Provision for preference dividend	**8**	8
Dividends provided for or paid	**901**	1,913
Appropriations to Dividend Reinvestment Plan Reserve		
Interim ordinary dividend	**-**	–
Final ordinary dividend	**-**	–
Dividends appropriated to Dividend Reinvestment Plan Reserve	**-**	–
Total Dividends Provided for, Reserved or Paid	**901**	1,913
Other provision carried	**4**	5
Dividends proposed and not recognised as a liability (fully franked) (2003: 85 cents, 2002: nil)	**1,066**	–

Dividend Franking Account

After fully franking the final dividend to be paid for the year ended 30 June 2003 the amount of credits available as at 30 June 2003 to frank dividends for subsequent financial years is $417 million. This figure is based on the combined franking accounts of the Bank at 30 June 2003, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2003, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2003 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2003.

NOTE 3 Financial Reporting by Segments

	Year Ended 30 June 2003			
Primary Segment Business Segments Financial Performance	**Banking $M**	**Funds Management $M**	**Life Insurance $M**	**Group Total $M**
Interest income	11,528	–	–	11,528
Premium and related revenue	–	–	1,011	1,011
Other income	2,803	1,133	620	4,556
Total Revenue	14,331	1,133	1,631	17,095
Interest Expense	6,502	–	–	6,502
Segment Result before tax, goodwill amortisation and appraisal value (reduction)/uplift	3,187	206	150	3,543
Income tax expense	(938)	8	(28)	(958)
Segment Result after tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,249	214	122	2,585
Outside equity interest	–	(6)	–	(6)
Segment Result after tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,249	208	122	2,579
Goodwill amortisation [(1)]				(322)
Appraisal value (reduction)/uplift [(1)]				(245)
Net profit attributable to shareholders of the Bank	2,249	208	122	2,012
Non-Cash Expenses				
Goodwill amortisation				322
Charge for bad and doubtful debts	305	–	–	305
Depreciation	109	8	11	128
Appraisal value reduction				245
Other	112	1	–	113
Financial Position				
Total Assets	229,289	19,622	16,199	265,110
Acquisition of Property, Plant and Equipment, Intangibles and other Non-Current Assets	98	16	6	120
Associate Investments	214	12	61	287
Total Liabilities	216,939	17,044	8,975	242,958

(1) These are Group items and, accordingly, are not allocated to the business segments, which is consistent with management reporting.

NOTE 3 Financial Reporting by Segments continued

	Year Ended 30 June 2002			
Primary Segment Business Segments Financial Performance	Banking $M	Funds Management $M	Life Insurance $M	Group Total $M
Interest income	10,455	–	–	10,455
Premium and related revenue	–	–	866	866
Other income	3,180	690	293	4,163
Appraisal value uplift				477
Total Revenue	13,635	690	1,159	15,961
Interest Expense	5,745	–	–	5,745
Segment Result before tax, goodwill amortisation and appraisal value uplift	2,884	399	135	3,418
Income tax expense	(816)	(31)	(69)	(916)
Segment Result after income tax and before goodwill amortisation and appraisal value uplift	2,068	368	66	2,502
Outside equity interest	(1)	–	–	(1)
Segment Result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,067	368	66	2,501
Goodwill amortisation(1)				(323)
Appraisal value uplift(1)				477
Net profit attributable to shareholders of the Bank	2,067	368	66	2,655
Non-Cash Expenses				
Goodwill amortisation				323
Charge for bad and doubtful debts	449	–	–	449
Depreciation	109	7	12	128
Other	87	2	1	90
Financial Position				
Total Assets	211,130	20,531	17,987	249,648
Acquisition of Property, Plant and Equipment, Intangibles and other Non-current Assets	147	17	–	164
Associate Investments	235	30	48	313
Total Liabilities	200,885	18,123	9,584	228,592

(1) These are Group items and, accordingly, are not allocated to the business segments, which is consistent with management reporting.

NOTE 3 Financial Reporting by Segments continued

Secondary Segment Geographical Segment	2003 $M	%	2002 $M	%	2001 $M	%
GEOGRAPHICAL SEGMENTS						
Revenue						
Australia	**13,934**	**81.6**	12,651	79.3	15,265	83.3
New Zealand	**2,025**	**11.8**	1,591	10.0	1,499	8.2
Other Countries *	**1,136**	**6.6**	1,719	10.7	1,567	8.5
	17,095	**100.0**	15,961	100.0	18,331	100.0
Net profit attributable to shareholders of the Bank						
Australia	**1,385**	**68.8**	2,569	96.8	2,228	92.9
New Zealand	**539**	**26.8**	178	6.7	159	6.6
Other Countries *	**88**	**4.4**	(92)	(3.5)	11	0.5
	2,012	**100.0**	2,655	100.0	2,398	100.0
Assets						
Australia	**221,248**	**83.5**	208,673	83.6	196,918	85.5
New Zealand	**27,567**	**10.4**	24,579	9.8	20,208	8.8
Other Countries *	**16,295**	**6.1**	16,396	6.6	13,285	5.7
	265,110	**100.0**	249,648	100.0	230,411	100.0
Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets						
Australia	**98**	**81.7**	134	81.7	360	92.1
New Zealand	**6**	**5.0**	26	15.9	29	7.4
Other Countries *	**16**	**13.3**	4	2.4	2	0.5
	120	**100.0**	164	100.0	391	100.0

* Other Countries are: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Philippines, Fiji, Indonesia, China and Vietnam.

The geographical segments represent the location in which the transaction was booked.

NOTE 4 Earnings per Share

	2003 cents	2002 cents
Earnings Per Ordinary Share		
- Basic	**157.4**	209.6
- Fully diluted	**157.3**	209.3

	$M	$M
Reconciliation of earnings used in the calculation of earnings per share		
Profit from ordinary activities after income tax	**2,018**	2,656
Less: Preference share dividends	**(40)**	(34)
Less: Outside equity interests	**(6)**	(1)
Earnings used in calculation of earnings per share	**1,972**	2,621

	Number of Shares	
	2003 M	2002 M
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,253**	1,250
Effect of dilutive securities - share options	**1**	2
Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	**1,254**	1,252

Cash Basis Earnings Per Ordinary Share	cents	cents
- Basic	**202.6**	197.3
- Fully diluted	**202.5**	197.0

NOTE 5 Remuneration of Directors

Total amount received or due and receivable by non-executive Directors of the Company for the year ended 30 June 2003 was:

	Base Fee/Pay $	Committee Fee $	Salary Sacrifice[2] $	Superannuation[1] $	Total Remuneration $
Non-Executive Directors					
Mr J T Ralph, AC	216,000	32,000	62,000	5,626*	315,626
Dr J M Schubert	108,000	20,000	32,000	11,520	171,520
Mr N R Adler, AO	72,000	16,000	22,000	7,920	117,920
Mr R J Clairs, AO	72,000	12,000	21,000	7,560	112,560
Mr A B Daniels, OAM	72,000	12,000	21,000	7,560	112,560
Mr C R Galbraith, AM	72,000	20,000	23,000	8,280	123,280
Ms S C Kay**	25,863	6,465	8,082	2,910	43,320
Mr W G Kent, AO	72,000	20,000	23,000	8,280	123,280
Mr F D Ryan	72,000	16,000	22,000	7,920	117,920
Mr F J Swan	72,000	20,000	23,000	8,280	123,280
Ms B K Ward	72,000	16,000	22,000	7,920	117,920
Executive Director					
Mr D V Murray (refer Note 6)					

* Mr J T Ralph turned 70 during the 2002/03 financial year. The Bank's SG obligations generally cease after a person attains age 70.

** Ms S C Kay was appointed a Director on 5 March 2003.

(1) The Bank is currently not contributing to the Officers' Superannuation Fund. A notional cost of superannuation has been determined on an individual basis for certain of the Directors. Other Directors have superannuation contributions made to other funds.

(2) Under the Non-Executive Directors Share Plan detailed in the Explanatory Memorandum to the Notice of Meeting for the 2000 Annual General Meeting, Non-Executive Directors are required to receive 20% of their remuneration in shares. This was implemented from the second quarter of the financial year.

Directors' Retirement Allowance Scheme

The Board has discontinued the retirement scheme which provided for benefits to be paid to non-executive directors. The terms of this scheme, which were approved by shareholders at the 1997 Annual General Meeting, allowed for a benefit on a pro rata basis to a maximum of four years' total emoluments after twelve years' service. The entitlements of the non-executive directors in office at the time of discontinuance will not be affected and are shown below. No new members will be admitted to the scheme from that time.

	Increase in accrued benefit in year $	Entitlement as at 30 June 2003 $
Non-Executive Directors		
Mr J T Ralph, AC	127,635	1,160,000
Dr J M Schubert	102,537	577,260
Mr N R Adler, AO	34,867	395,342
Mr R J Clairs, AO	44,194	145,800
Mr A B Daniels, OAM	103,796[1]	103,796
Mr C R Galbraith, AM	104,132[1]	104,132
Mr W G Kent, AO	104,132[1]	104,132
Mr F D Ryan	109,074[1]	109,074
Mr F J Swan	46,924	213,657
Ms B K Ward	53,672	301,389
Ms S C Kay[2]	–	–

(1) First year of entitlement – accumulated for three years' service

(2) Appointed as a Director after closure of scheme

NOTE 6 Remuneration of Executives

The following table shows remuneration for the executive director and five highest paid other members of the senior executive team reporting directly to the Chief Executive Officer, who were officers of the Bank and the Group in the year ended 30 June 2003. The table does not include individuals who are not direct reports to the Chief Executive Officer, but whose incentive based remuneration in any given year is in excess of that received by a member of the senior executive team.

Senior Executive Team

		Bonus in respect of this year[2]				
Name & Position	**Base Pay[1] $**	**Paid in Cash $**	**Vested in CBA Shares $**	**Super-annuation[3] $**	**Other Compensation[4] $**	**Total Remuneration $**
D V Murray Chief Executive Officer	1,625,000	375,000	375,000	131,625	13,000	2,519,625
S I Grimshaw Group Executive, Investment & Insurance Services	815,616	262,500	262,500	58,724	313,000	1,712,340
M A Katz Group Executive, Premium Financial Services	870,000	240,000	240,000	67,500	13,000	1,430,500
M J Ullmer Group Executive, Institutional & Business Services	820,000	217,500	217,500	132,300	13,000	1,400,300
G L Mackrell Group Executive, International Financial Services	540,000	185,000	185,000	66,802	13,000	989,802
A R Cosenza Group Executive, Office of CEO	560,000	160,000	160,000	40,320	13,000	933,320
Retired Executive P L Polson Group Executive, Investment & Insurance Services[5]	240,411	–	–	63,519	1,204,795	1,508,725

(1) Base pay reflects amounts paid in the year ending 30 June 2003 and is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles.

(2) Bonuses paid are for the year ending 30 June 2003. The Group has a vesting (deferral) arrangement for most executives. 50% of the bonus payment is paid in cash and the remaining 50% is deferred and vested in the Bank's shares. Half of the shares will vest after one year (in 2004) and half will vest after two years (in 2005). Generally shares are only received if the executive is still in the employ of the Bank on the relevant dates.

(3) The Bank is currently not contributing to the Officers' Superannuation Fund or to the Colonial Group Staff Superannuation Scheme. However, the notional cost of superannuation has been determined on an individual basis for each executive.

(4) Other compensation includes, where applicable, car parking (including FBT), accommodation (including FBT), commencement payments, retirement allowances, contractual and other payments.

(5) Retired 26 October 2002.

NOTE 6 Remuneration of Executives continued

The following table shows the number of shares granted as well as the amortisation of unvested shares and options for the year ending 30 June 2003.

	Number of Shares granted during the year ending 30 June 2003[1]	Amortisation for the year ending 30 June 2003 of unvested shares and options allocated in fiscal years 2001, 2002 and 2003	
Name & Position	**No.**	**Option Grants[1] $**	**Share Grants[1] $**
D V Murray Chief Executive Officer	110,000	412,347	667,973
S I Grimshaw Group Executive, Investment & Insurance Services	39,000	65,189	232,565
M A Katz Group Executive, Premium Financial Services	48,000	174,527	383,601
M J Ullmer Group Executive, Institutional & Business Services	48,000	168,324	383,601
G L Mackrell Group Executive, International Financial Services	29,500	89,830	220,910
A R Cosenza Group Executive, Office of CEO	29,500	85,792	220,161
Retired Executive P L Polson Group Executive, Investment & Insurance Services[2]	–	59,526	78,698

(1) Since 2002/03, Shares only have been allocated under the Equity Reward Plan. Shares are purchased on-market at the current market price and the cost of the shares acquired is expensed against the Profit & Loss account over a 3 year period. No consideration is payable by the executive for the grant of shares and the vesting of the executive's legal title to the executive is conditional on the Bank achieving the prescribed performance hurdle.

Option Grants previously awarded under the Equity Reward Plan were a right to subscribe for ordinary shares at an exercise price which was the Market Value (defined as the weighted average of the prices at which the Bank's ordinary shares were traded on the ASX during the one week period before the Commencement Date) plus a premium representing the time value component of the value of options (based on the actual differences between the dividend and bond yields at the date of the vesting of the right to exercise the options). No options have been granted since 2001/02.

The prescribed performance hurdle for Options and Shares issued prior to 2002/03 was:

- The Bank's Total Shareholder Return (growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of Total Shareholder Return achieved by a comparator group of companies, excluding the Bank.
- If the performance hurdle is not reached within that three years, the Options and Shares may nevertheless be exercisable or vest as appropriate only where the hurdle is subsequently reached within five years from the Commencement Date. If the performance hurdle is not met within this period the Options will lapse and entitlement to Shares will be forfeited.

In relation to Reward Shares granted from 2002/03 onwards, a tiered vesting scale was introduced so that 50% of allocated shares vest if the Bank's Total Shareholder Return is equal to the median return of the comparator group, 75% vest at the 67th percentile and 100% when the Bank's return is in the top quartile with a linear relationship between the percentiles.

Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Options and Shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met or they lapse.

NOTE 6 Remuneration of Executives continued

The amortisation of Options and Shares disclosed on page 51 is calculated as follows:

Options – Calculated using the 'fair value' of all outstanding (i.e. currently unexercisable) Options granted in fiscal years 2001 and 2002 (plus second tranche of Options granted to the CEO in fiscal year 2000). The 'fair value' (as previously disclosed for US GAAP purposes) is derived using a Black-Scholes valuation discounted by 50% for the probability of not meeting the performance hurdle. The annualised equivalent of the 'fair value' in respect of each grant has been apportioned on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months (49 months in respect of the second tranche of Options granted to the CEO in fiscal year 2000). The first tranche of Options granted to the CEO in fiscal year 2000 as well as to other executives have not yet become exercisable but have passed the first possible vesting date and are not included in the values calculated.

Shares – Calculated using the market value at the Commencement Date of all outstanding (i.e. currently unvested) entitlements to Shares granted in fiscal years 2001, 2002 and 2003 discounted by 50% for the probability of not meeting the performance hurdle. The annualised equivalent of the 'fair value' in respect of each grant has been apportioned on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months.

(2) Retired 26 October 2002.

Equity Reward Plan (ERP)

The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.

Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/02, no options have been issued under the ERP. In 2002/03 Reward Shares only were issued under this plan.

The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (TSR) with the Bank's TSR performance being measured against a comparator group of companies.

The prescribed performance hurdle for Options and Reward Shares issued prior to 2002/03 was:

- The Bank's TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX's 'Banks and Finance Accumulation Index' excluding the Bank) was widened in 2001/02 to better reflect the Bank's business since the acquisition of Colonial.
- If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within 5 years from the Grant Date.

A further change was introduced in relation to Reward Shares granted from 2002/03 onwards.

A tiered vesting scale was introduced so that 50% of the allocated shares vest if the Bank's TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the Bank's return is in the top quartile.

Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

NOTE 6 Remuneration of Executives continued

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed against the Profit and Loss Account over a three year period, reflecting the minimum vesting period.

Executive options issued up to September 2001 are not currently recorded as an expense by the Group. If the options issued in 2001/02 were expensed to the Profit and Loss Account, the amount recorded by the Group would have been $6.0 million, based on 2,994,500 options being issued with a fair value of $2.01 and 12,500 options with a fair value of $1.53. (*The fair value is determined using the Black-Scholes option pricing model and includes a 50% discount for probability of options not being exercised*).

Details of options issued and shares acquired under ERP are as follows –

Options

Year of Grant	Commencement Date	Issue Date	Options Issued	Options Outstanding [1]	Participants	Exercise Price	Exercise Period
2000	13 Sep 2000	7 Feb 2001	577,500	427,500	23	$26.97[2]	14 Sep 2003 to 13 Sep 2010[3]
	13 Sep 2000	31 Oct 2001	12,500	0	1	$26.97[2]	14 Sep 2003 to 13 Sep 2010[3]
2001	3 Sep 2001	31 Oct 2001	2,882,000	2,223,900	79	$30.12[2]	4 Sep 2004 to 3 Sep 2011[4]
	3 Sep 2001	31 Jan 2002	12,500	12,500	1	$30.12[2]	4 Sep 2004 to 3 Sep 2011[4]
	3 Sep 2001	15 Apr 2002	100,000	100,000	1	$30.12[2]	4 Sep 2004 to 3 Sep 2011[4]

(1) Options outstanding as at the date of the report.

(2) Will be adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

(3) Performance Hurdle must be satisfied between 14 September 2003 and 13 September 2005, otherwise options will lapse.

(4) Performance Hurdle must be satisfied between 4 September 2004 and 3 September 2006, otherwise options will lapse.

Shares

Year of Grant	Purchase Date	Shares Purchased	Shares Allocated	Participants	Vesting Period	Average Purchase Price
2000	20 Feb 2001	361,100	361,100	61	14 Sept 2003 to 13 Sept 2005[3]	$29.72
	31 Oct 2001	2,000	2,000	1	14 Sept 2003 to 13 Sept 2005[3]	$29.25
2001	31 Oct 2001	652,100	661,500[1]	241	4 Sept 2004 to 3 Sept 2006[3]	$29.25
2002	22 Nov 2002	357,500	545,500[2]	195	2 Sept 2005 to 1 Sept 2007[3]	$28.26

(1) In October 2001, 11,400 Reward Shares were re-allocated to participants receiving the 2001 grant as a result of Reward Shares forfeited from previous ERP grant.

(2) In November 2002, 188,000 Reward Shares were re-allocated to participants receiving the 2002 grant as a result of Reward Shares forfeited from previous grants. The total number of Reward Shares allocated in 2002 represents fifty percent of the maximum entitlement that participants may receive. It is intended that Reward Shares required to meet obligations under ERP will be acquired by the Trust on-market during the three years prior to the first measurement point of the Performance Hurdle.

(3) Performance Hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.
During the vesting period, Reward Shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee, have a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

NOTE 6 Remuneration of Executives continued

Executive Option Plan (EOP)

As previously notified to shareholders, this Plan was discontinued in 2000/01.

Under the EOP, the Bank granted options to purchase ordinary shares to those key executives who being able, by virtue of their responsibility, experience and skill to influence the generation of shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-Executive Directors were not eligible to participate in the Plan.

Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Bank achieving a prescribed performance hurdle.

The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (ERP) grants prior to 2002/03.

If the performance hurdle is not reached within that 3 years (4 years for the second tranche of options granted to the Chief Executive Officer on 24 August 1999), the options may nevertheless be exercisable only where the hurdle is subsequently reached within 5 years (6 years for the second tranche of options granted to the Chief Executive Officer on 24 August 1999) from the Grant Date.

The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.

Details of issues made under EOP are as follows –

Commencement Date	Issue Date	Options Issued	Options Outstanding	Participants	Exercise Price [1]	Exercise Period
12 Nov 1996	16 Dec 1996	2,100,000	–	25	$11.85	13 Nov 1999 to 12 Nov 2001
3 Nov 1997	11 Dec 1997	2,875,000	–	27	$15.53 [2]	4 Nov 2000 to 3 Nov 2002
25 Aug 1998	30 Sep 1998	3,275,000	387,500	32	$19.58 [2]	26 Aug 2001 to 25 Aug 2003
24 Aug 1999	24 Sep 1999	3,855,000	3,221,000	38	$23.84 [3]	25 Aug 2002 to 24 Aug 2009
13 Sep 2000	13 Oct 2000	2,002,500	1,336,200	50	$26.97 [3]	14 Sep 2003 to 13 Sep 2010

(1) Market Value at the Commencement Date. Market Value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the Commencement Date.

(2) Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3) Will be adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

A summary of shares issued during the period 1 July 2002 to the date of the report as a result of options being exercised are:

Option Issue Date	Shares Issued	Price paid per Share	Total Consideration Paid
30 Sep 1998	810,000	$19.58	$15,859,800

No amount is unpaid in respect of the shares issued upon exercise of the options during the above period. Under the Bank's EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Bank or of a related body corporate as a result of holding the option except that if there is a pro rata issue of shares to the Bank's shareholders by way of bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment) an option holder is entitled to receive additional shares upon exercise of the options being the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.

Equity Participation Plan (EPP)

The EPP facilitates the voluntary sacrifice of both fixed salary and annual bonus to be applied in the acquisition of shares. The Plan also facilitates the mandatory sacrifice of annual performance bonuses. The costs associated with this plan are expensed. All shares acquired by employees under this Plan are purchased on-market at the then current market price.

Directors' Declaration

The Directors declare that in their opinion, the concise financial report of the Commonwealth Bank of Australia for the year ended 30 June 2003 as set out on pages 37 to 54 complies with Accounting Standard AASB 1039: Concise Financial Reports.

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 30 June 2003.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Commonwealth Bank of Australia as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the Directors.



J T Ralph, AC
Chairman



D V Murray
Managing Director and
Chief Executive Officer

20 August 2003

Independent Audit Report

To members of Commonwealth Bank of Australia

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Commonwealth Bank of Australia (the Bank) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the Bank are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the Bank. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the Bank for the year ended 30 June 2003. Our audit report on the full financial report was signed on 20 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the Bank, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of Commonwealth Bank of Australia complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young	**S J Ferguson**
Sydney	Partner

20 August 2003

Shareholding Information

Top 20 Holders of Fully Paid Ordinary Shares as at 19 August 2003

Rank	Name of Holder	Number of Shares	%
1	JP Morgan Nominees Australia Ltd	125,476,803	10.01
2	National Nominees Limited	83,086,262	6.63
3	Westpac Custodian Nominees Ltd	79,115,602	6.31
4	Citicorp Nominees Pty Limited	55,570,707	4.43
5	RBC Global Services Australia Nominees Pty Limited	38,330,704	3.06
6	Commonwealth Custodial Services Limited	20,041,919	1.60
7	AMP Life Limited	17,871,153	1.43
8	ANZ Nominees Limited	16,032,155	1.28
9	Queensland Investment Corporation	13,308,399	1.06
10	Cogent Nominees Pty Limited	11,837,661	0.94
11	HSBC Custody Nominees (Australia) Limited	7,390,996	0.59
12	Westpac Financial Services Ltd	5,932,044	0.47
13	Invia Custodian Pty Limited	4,832,697	0.39
14	Bond Street Custodians Limited	4,523,108	0.36
15	CSS Board & PSS Board	4,470,337	0.36
16	Australian Foundation Investment Company Limited	4,195,245	0.33
17	Government Superannuation Office	3,624,656	0.29
18	Gladiator Custodian Pty Ltd	3,582,953	0.29
19	UBS Warburg Private Clients Nominees Pty Ltd	3,410,467	0.27
20	NRMA Nominees Pty Limited	3,176,111	0.25

The twenty largest shareholders hold 505,809,979 shares which is equal to 40.35% of the total shares on issue.

Stock Exchange Listing

The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C'wealth Bank. The Bank does not have a current on-market buyback of its shares.

Directors' Shareholdings as at 20 August 2003

	Shares	Options
J T Ralph, AC	21,339	
J M Schubert	14,428	
D V Murray	230,946	1,250,000
N R Adler, AO	8,636	
R J Clairs, AO	11,927	
A B Daniels, OAM	15,135	
C R Galbraith, AM	6,579	
S C Kay	2,184	
W G Kent, AO	9,708	
F D Ryan	5,935	
F J Swan	4,038	
B K Ward	4,059	

Mr Murray has a total holding of 97,000 shares under the Equity Reward Plan registered in the name of the Trustee. In addition, Mr Ralph beneficially holds 100,000 units in Commonwealth Property Trust and 495,294 units in Colonial First State Hedge Fund and Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech Fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

Guidelines for Dealings by Directors in Shares

The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company and family trust. The guidelines provide that, in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities.

Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 19 August 2003

Range	Number of Shareholders	Percentage Shareholders	Number of Shares	Percentage Issued Capital
1-1,000	578,272	77.76%	192,877,335	15.36%
1,001-5,000	146,784	19.74%	295,759,711	23.55%
5,001-10,000	12,888	1.73%	89,215,343	7.10%
10,001-100,000	5,450	0.73%	107,083,627	8.53%
100,001 - Over	265	0.04%	571,111,021	45.47%
Total	743,659	100%	1,256,047,037	100%
Less than marketable parcel of $500	14,461		95,327	

Voting Rights

Under the Bank's Constitution, each member present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:

- On a show of hands – to one vote; and
- On a poll – to one vote for each share held or represented
  - If a member is present in person, any proxy or attorney of that member is not entitled to vote.
  - If more than one official representative or attorney is present for a member:
- None of them are entitled to vote on a show of hands; and
- On poll only one official representative may exercise the member's voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member's voting rights, not exceeding in aggregate 100%.

If a member appoints two proxies and both are present at the meeting and the appointment does not specify the proportion or number of the member's votes each proxy may exercise:

- Neither proxy shall be entitled to vote on a show of hands; and
- On a poll each proxy may exercise one half of the member's votes.

Trust Preferred Securities

On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD 550 million (AUD 824 million) of Trust Preferred Securities, subject to a limited guarantee by the Bank, in the US capital markets. At 19 August 2003, there were 550,000,000 Trust Preferred Securities outstanding held by 32 investors. No investor held more than 20% of the issue.

Top 20 Holders of Preferred Exchangeable Resettable Listed Shares (PERLS) as at 19 August 2003

Rank	Name of Holder	Number of Shares	%
1	Commonwealth Custodial Services Limited	286,180	8.18
2	Westpac Custodian Nominees Ltd	104,460	2.98
3	RBC Global Services Australia Nominees Pty Limited	61,036	1.74
4	Invia Custodian Pty Limited	57,275	1.64
5	ANZ Executors & Trustee Company Limited	44,187	1.26
6	Tower Trust Limited	32,763	0.94
7	UBS Warburg Private Clients Nominees Pty Ltd	29,530	0.84
8	JP Morgan Nominees Australia Ltd	25,344	0.72
9	Boxall Marine Pty Ltd	25,000	0.71
10	Questor Financial Services Limited	24,319	0.69
11	Bond Street Custodians Limited	24,169	0.69
12	AMP Life Limited	23,316	0.67
13	Brencorp No 11 Pty Limited	15,756	0.45
14	Livingstone Investments (NSW) Pty Limited	15,000	0.43
15	Ms Thelma Joan Martin-Weber	12,500	0.36
16	Perpetual Trustee Co Ltd (Hunter)	12,014	0.34
17	Albert Investments Pty Limited	10,000	0.29
18	Felden Pty Ltd	10,000	0.29
19	Mr Edward Furnival Griffin + Ms Deborah Ann Griffin	10,000	0.29
20	Marbear Holdings Pty Limited	10,000	0.29
21	Mrs Fay Cleo Martin-Weber	10,000	0.29
22	Professional Indemnity Insurance Company of Australia Pty Ltd	10,000	0.29
23	Swinburne University of Technology	10,000	0.29

The twenty-three largest PERLS shareholders hold 862,849 shares which is equal to 24.66% of the total shares on issue. Twenty-three PERLS shareholders are disclosed in the above table due to a number of shareholders having the same number of PERLS.

Stock Exchange Listing

Commonwealth Bank PERLS are listed on the Australian Stock Exchange under the trade symbol CBAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C'wealth Bank (pref).

Range of Shares (PERLS): 19 August 2003

Range	Number of Shareholders	Percentage Shareholders	Number of Shares	Percentage Issued Capital
1-1,000	20,555	98.65%	2,119,134	60.55
1,001-5,000	244	1.17%	487,683	13.93
5,001-10,000	22	0.11%	174,329	4.98
10,001-100,000	13	0.06%	328,214	9.38
100,001- Over	2	0.01%	390,640	11.16
Total	20,836	100%	3,500,000	100.00
Less than marketable parcel of $500	4		5	

Voting Rights

The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.

The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:
- If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;
- On a proposal to reduce the Bank's share capital;
- On a resolution to approve the terms of a buy-back agreement;
- On a proposal that affects rights attached to Commonwealth Bank PERLS;
- On a proposal to wind up the Bank;
- On a proposal for the disposal of the whole of the Bank's property, business and undertaking;
- During the winding up of the Bank; or
- As otherwise required under the Listing Rules from time to time,

in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each Commonwealth Bank PERLS as those conferred on ordinary shareholders in respect of each ordinary share.

At a general meeting of the Bank, holders are entitled:
- On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and
- On a poll, to one vote for each Commonwealth Bank PERL.

Contact Us

www.commbank.com.au

13 2221 General Enquiries

For your everyday banking including paying bills using BPAY our automated service is available 24 hours a day, 365 days a year. From overseas call **+61 13 2221**. Operator assistance is available between 8 am and 8 pm, Monday to Friday

13 2224 Home Loans & Investment Home Loans

To apply for a new home loan/investment home loan or to maintain an existing loan. Available from 8 am to 10 pm, 365 days a year

13 1519 CommSec (Commonwealth Securities)

Available from 8 am to 7 pm (Sydney time), Monday to Friday. CommSec provides the information and tools to make smart investment easy, accessible and affordable for all Australians. By phone or Internet at **www.commsec.com.au**

1800 240 889 Telephone Typewriter Service

A special telephone banking service for our hearing and speech impaired customers. The service covers all the services available on 13 2221. Available from 8 am to 8 pm, Monday to Friday

1800 011 217 Lost or Stolen Cards

To report a lost or stolen card 24 hours a day, 365 days a year

13 1998 Business Line

For a full range of business banking solutions. Available from 8 am to 8 pm, Monday to Friday

13 2015 Commonwealth Financial Services

For enquires on retirement and superannuation products, or managed investments. Available from 8 am to 8 pm (Sydney time), Monday to Friday. Unit prices are available 24 hours a day, 365 days a year

CommInsure

- For all your **general insurance** needs call **13 2423** 8 am to 8 pm (Sydney time), Monday to Friday – or visit www.comminsure.com.au
- For **general claims assistance** call **13 2420**, 24 hours a day, 365 days a year.
- For all your **life insurance** needs call **13 1056** 8 am to 8 pm (Sydney time), Monday to Friday – or visit **www.comminsure.com.au**

Internet Banking

You can apply for a home loan or credit card on the internet by visiting our website at **www.commbank.com.au** available 24 hours a day, 365 days a year

Do your everyday banking on our internet banking service NETBANK at **www.commbank.com.au/netbank** available 24 hours a day, 365 days a year

To apply for access to NETBANK, call **13 2828** between 8 am and 8 pm (Sydney time), Monday to Friday

Corporate Directory

Registered Office

Level 1, 48 Martin Place
Sydney NSW 1155
Telephone (02) 9378 2000
Facsimile (02) 9378 3317

Company Secretary

JD Hatton

Shareholder Information

www.commbank.com.au

Share Registrar

ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Telephone (02) 8280 7199
Facsimile (02) 9261 8489
Freecall 1800 022 440
Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

Telephone numbers for overseas shareholders

New Zealand 0800 442 845
United Kingdom 0845 769 7502
Fiji 008 002 054
Other International 612 8280 7199

Australian Stock Exchange Listing

CBA

Annual Report

To request a copy of the annual report please call (02) 9378 3229

Designed and produced by Armstrong Miller+McLaren, Sydney–Melbourne–Adelaide


CommonwealthBank

Which bank? 

Commonwealth Bank of Australia ACN 123 123 124

Annual Report 2003

Commonwealth Bank of Australia
ACN 123 123 124

Annual Report 2003

Table of Contents

Chairman's Statement

The 2003 financial year was characterised by continuing global uncertainty, but this was offset for us by the continuing strong performance of the Australian economy. A buoyant housing sector combined with modest business growth helped to produce very satisfactory results in the banking business. Global and domestic equity markets displayed a high degree of volatility and negative returns for most of the period, which made for quite difficult trading conditions in the insurance and funds management part of our business. During the year, the Bank also responded to its rural customers to help them manage their finances during one of the worst droughts in Australia's history.

These external conditions highlight the importance to the Bank of a strong franchise, backed by a diversified business portfolio and supported by strong systems of corporate governance, which I described at some length in last year's report.

The Commonwealth Bank's statutory net profit after tax for the year ended 30 June 2003 was $2,012 million, a decrease of 24% on the prior financial year. Net profit from ordinary activities ('cash basis') was $2,579 million, an increase of 3% on the prior financial year, after charging against the profit restructuring costs of $214 million and $45 million representing the cost for two years of grants of shares to employees under the employee share plan. The difference between statutory and cash profit comprises two non-cash items; the amortisation of goodwill and an adjustment to the appraisal value of the life and funds management businesses.

Growth in cash profit was driven by a strong performance from the banking business and an improved performance from the life insurance business, partly offset by a reduction in the funds management result for the year. Total operating expenses for comparable businesses remained relatively stable compared with the prior year. For more information on the Company's financial performance, please refer to the Financial Highlights on pages 5 to 10 and Business Analysis on pages 11 to 28.

A final dividend of 85 cents per share fully franked will be paid on 8 October, 2003 bringing the total dividend for the year to 154 cent's per share. For the past eleven years, the Bank has increased each interim and final dividend above those paid in the preceding year. The Company's ability to increase the dividend on each occasion confirms the maintenance of the underlying momentum of the operations of the business.

Earlier this year I wrote to shareholders in the light of some misinformation circulating in the media about the Bank's acquisition of Colonial Limited and the nature of the payment to a former executive. Although conditions in the wealth management industry have been difficult over the last couple of years because of the correction in share prices and the volatility in stock markets, your Board continues to believe that this acquisition was the correct strategy for the Bank to have adopted.

Because of demographic factors and the greater reliance of the community on superannuation and retirement savings, your Board believes that the wealth management business will grow at a faster rate than conventional banking business in the years ahead. It was this factor that contributed to the decision to grow this part of the Bank's business more quickly by adding Colonial's wealth management business to that which had already been developed by the Bank. The Commonwealth Bank has a distribution system within the financial services system second to none and on which we are confident we can build our business in wealth management in concert with the other financial services we provide.

Colonial was acquired by the Bank issuing shares to a value of $9.12 billion in 2000. The value ascribed to the wealth management businesses was $4.47 billion and the remaining $4.65 billion represented the rest of Colonial's entities, the principal one being Colonial State Bank. Colonial's banking businesses, comprising the bank and the banking service subsidiaries, were integrated successfully into the Commonwealth Bank's banking business. The expected synergy benefits of $450 million per annum, which were mostly banking related, were fully realised and in a shorter time frame than projected, making this a very satisfactory transaction for the Commonwealth Bank and its shareholders.

The value of our wealth management businesses have also increased in value since we acquired Colonial Limited. At the date of acquisition these businesses were valued in the accounts at $6.736 billion, comprising $4.472 billion for the acquired businesses, $1.978 billion for our existing wealth management subsidiaries in Australia and $286 million for the ASB Sovereign business in New Zealand. The value of these businesses in the accounts at 30 June 2003 was $8.546 billion. The increase in value of $1.810 billion comprises retained profits in the business, changes to Assessed Value through acquisitions and divestments and changes in net tangible assets since 30 June 2000 of $772 million and a net increase in Assessed Value taken to profit of $1.038 billion since that date.

The current accounting standards require the Bank, with the advice of competent actuaries, to make an assessment of the value of the wealth management business based on assumptions of future activity and to bring this into the profit statement at each half year. In the period from 30 June 2000 to 30 June 2002 there was an uplift in this valuation of $1.283 billion. In the first half of the financial year on which we are reporting there was a reduction in the valuation of $426 million and an increase of $181 million in the second half of the year making a net reduction in the year of $245 million. The net result is that this represents an increase of $1.038 billion since we trebled our investment in wealth management by the acquisition of Colonial.

The Assessed Value declined in the past year in a period when many portfolios have fallen in value, largely as a result of the correction that occurred in world stock markets, and when members of superannuation funds have experienced adverse outcomes in relation to their savings. It is not totally surprising that wealth management businesses would share a similar experience. But the Bank is in this business for the long term because of the demographic factors which are likely to cause wealth management businesses to grow strongly in the period ahead. We recognise that there are other factors that will continue to cause volatility in share markets and to see returns reflect this volatility. Overall, however, we expect the net result to be positive. Involvement in this part of the financial services industry is considered by your Board to be an area where we can confidently create value for you, our shareholder.

Chairman's Statement

Outlook

Although reasonably resilient, the Australian economy remains dependent on recovery in the United States. While there have been some positive signs, there are potential significant financial imbalances arising from the US current account and fiscal deficits.

The Australian financial services industry remains highly competitive, operating in an environment of reducing margins with the likelihood of slowing credit growth. Notwithstanding this, the longer-term outlook for the banking, insurance and wealth management sectors is for continuing growth.

Customers will need more convenient and informed access to financial services, through wealth management advice, products to respond to the aging of the population and personalised banking services for payments, savings and investments. The Board and management of the Bank have been focussing on how the Bank needs to respond in this environment. Page 6 of this report outlines the strategy designed to address these needs.

Having acquired Colonial and added significant value, the Bank is extremely well positioned to meet the challenges ahead and to benefit from scale, breadth of services, and the strength of its proprietary distribution system. However, there needs to be a major transformational change to deliver the outstanding service levels, with enhanced staff engagement and simple and efficient processes required to be more competitive.

The Bank believes that it has relatively more to gain from such a change and will announce within the next six weeks details of the strategies, proposed investments, expected outcomes and implementation milestones of a program to achieve these goals.

Your Board is committed to achieving sustainable growth in all the Bank's businesses and in growing sustainable and reliable returns for all shareholders, and to this end, the Bank intends to maintain its high dividend payout ratio relative to its peers.

I would like to take the opportunity to thank you for your continued support.



John Ralph AC
Chairman
20 August 2003

Highlights

Key Performance Indicators	30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
	Full Year Ended		
Profitability			
Underlying Segment Profit after Income Tax:			
Banking	**2,401**	2,067	16
Funds Management	**228**	360	(37)
Life Insurance	**58**	41	41
Underlying Profit after Income Tax	**2,687**	2,468	9
Shareholder investment returns (after tax)	**73**	33	large
Operating expenses - included for first time (after tax)	**(181)**	-	-
Net Profit after Income Tax ("cash basis")	**2,579**	2,501	3
Goodwill amortisation	**(322)**	(323)	(0)
Appraisal value (reduction) / uplift	**(245)**	477	large
Net Profit after Income Tax ("statutory basis")	**2,012**	2,655	(24)
Banking			
Net interest margin (%)	**2.67**	2.76	(3)
Average interest earning assets	**188,270**	170,634	10
Average interest bearing liabilities	**174,737**	157,105	11
Funds Management			
Funds under management	**94,207**	102,838	(8)
Life Insurance			
Inforce premiums	**880**	810	9
Shareholder Investment Returns (before Tax)	**91**	47	94
Operating Expenses			
Comparable business	**5,292**	5,201	2
First time	**259**	-	-
Total operating expenses	**5,551**	5,201	7
Underlying Productivity			
Banking expenses to income (%)	**52.0**	54.1	(4)
Funds Management expenses to average funds under management (%)	**0.85**	0.73	16
Life Insurance expenses to average inforce premiums (%)	**57.3**	68.8	(17)
Shareholder Measures			
EPS - cash basis - basic (cents)	**202.6**	197.3	3
Dividend per share (cents)	**154**	150	3
Capital Adequacy			
Tier 1 (%)	**6.96**	6.78	3
Total (%)	**9.73**	9.80	(1)
Full-time Staff Equivalent (FTE's)	**35,845**	37,245	(4)


Underlying growth of 9% on prior year
3,000
2,800
2,600
2,400
2,200
2,000
2,468
334
(132)
17
2,687
73
(181)
2,579
Underlying NPAT 2002
Banking
Funds Management
Life Insurance
Underlying NPAT 2003
S'holder Invest Returns
First time Expenses (after tax)
Cash NPAT 2003

Underlying measures exclude shareholder investment returns and first time operating expenses along with their associated tax if relevant. This represents core operating performance, removing the volatility of shareholder earnings and the impact of strategic initiatives.

Highlights (continued)

Financial Performance and Business Review

After deducting goodwill amortisation of $322 million and a net reduction in appraisal value of $245 million, the Commonwealth Bank recorded a net profit after income tax of $2,012 million, or 24% below the prior year.

The net profit after tax (cash basis) for the year ended 30 June 2003 is $2,579 million, an increase of $78 million or 3% on the prior year.

This result was achieved inclusive of $259 million of first time expenses related to strategic initiatives of $214 million and $45 million of expense relating to two years allocations of shares issued to employees under the employee share program.

This result reflects a strong banking performance primarily driven by the Australian and New Zealand retail banking operations. The housing market has primarily driven the banking performance, with balance growth at over 17% for the year. The New Zealand performance reflects strong industry conditions combined with growth in market shares for retail, business and rural lending.

Results for Institutional and Business Banking were subdued, primarily reflecting the difficult industry conditions. The weakened demand for credit in the institutional segment and conditions in global markets resulted in flat earnings outcomes.

In Funds Management, falling equity markets globally have reduced funds under management and depressed volumes of inflows, particularly in the first half of the year.

The underlying profit performance of the Life Insurance business includes a one off write down of an investment asset within Australia. Excluding this the results of all regions, particularly Asia, were favourable. The Life Insurance result also benefited from a rebound in equity markets in the second half of the year.

Underlying operating expenses have increased by 2% over the year, primarily driven by increased volumes, the set up of the new Premium Financial Services Division together with increased regulatory expenses associated with the Funds Management business.

The growth in banking income combined with the benefit of strategic initiatives undertaken resulted in an underlying banking productivity improvement of 4% for the year. The underlying banking expense to income ratio is 52.0% compared with 54.1% in 2002.

The credit quality of the portfolio has improved with bad debt charge as a percentage of risk weighted assets decreasing from 0.32% at June 2002 to 0.21% at June 2003. This reflects an absence of significant corporate defaults compared with the prior year. The home lending portfolio continues to show low levels of delinquency and write-offs relative to historical trends.

2002/03 Restructuring Initiatives

During the year the Bank implemented a number of significant strategic initiatives with the aim of improving service levels and productivity.

The initiatives undertaken during the year included:

- Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing.
- Empowerment of front line retail sales staff with information and decision-making capabilities to better meet customer needs.
- Redesign of system and relationship management processes in the business and corporate segments.
- Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

The gross expense of these initiatives in the current year, combined with the current year benefits and expected annualised future benefits are set out in the table below:

Pre Tax $M	Expenses	Benefits	Net Expense	Annual Benefit
Full year to 30 June 2003	214	69	145	165

The gross expense for the year of $214m is lower than the previously reported expectation of $227m. Initiatives were achieved at a lower expense. The value of future expected benefits exceeds that previously reported.

As reported in the June 2002 profit announcement, it was anticipated that the above initiatives would result in a net reduction in the Bank's staff numbers of 1,000. This comprised a reduction of 1,500 from the retail and business-banking initiatives partly offset by the creation of customer facing positions in the premium division. Net staff numbers have reduced by 1,400 over the year. This comprised a reduction of 1,740 in back office positions partly offset by the creation of 340 customer-facing positions.

Bank Strategy

The CBA vision is to excel in customer service. To achieve this we are progressing our strategy to provide a consistently good range of services to meet the integrated financial needs of our customers. Implementation is centred on five key themes.

- Engage our people to provide consistently good service for customers through our proprietary distribution network.
- Implement a service and sales based management culture.
- Deepen customer relationships through needs based bundling.
- Simplify our processes and systems to improve service and productivity.
- Optimise the business mix.

There will be a strong focus on listening to our customers and supporting our people to deliver customer service results with improved tools and processes as well as more closely aligning our people and systems to our service aspirations.

Highlights (continued)

Profit Summary

	Full Year Ended		
	30/06/03 $M	**30/06/02 $M**	**Increase/ (Decrease) %**
Net Profit after Income Tax ("statutory basis")	**2,012**	2,655	(24)
Net Profit after Income Tax ("cash basis")	**2,579**	2,501	3
Income			
Interest income	**11,528**	10,455	10
Interest expense	**6,502**	5,745	13
Net Interest Income	**5,026**	4,710	7
Other banking operating income	**2,697**	2,552	6
Total Banking Income	**7,723**	7,262	6
Funds management income [1]	**1,042**	1,147	(9)
Life insurance income [1]	**634**	659	(4)
Total Income	**9,399**	9,068	4
Expenses			
Operating expenses - comparable business	**5,292**	5,201	2
Operating expenses - included for first time	**259**	-	-
Total Expenses	**5,551**	5,201	7
Charge for bad and doubtful debts	**305**	449	(32)
Net profit before income tax, outside equity interests, goodwill amortisation and appraisal value (reduction)/uplift	**3,543**	3,418	4
Income tax expense [1]	**958**	916	5
Net profit after income tax, outside equity interests, goodwill amortisation and appraisal value (reduction)/uplift	**2,585**	2,502	3
Outside equity interests	**(6)**	(1)	large
Net Profit after Income Tax ("cash basis")	**2,579**	2,501	3
Appraisal value (reduction)/uplift	**(245)**	477	large
Goodwill amortisation	**(322)**	(323)	(0)
Net Profit after Income Tax ("statutory basis")	**2,012**	2,655	(24)
Contributions to Profit (after income tax)			
Banking	**2,401**	2,067	16
Funds Management	**228**	360	(37)
Life Insurance	**58**	41	41
Underlying Profit after Income Tax	**2,687**	2,468	9
Shareholder Investment Returns (after tax)	**73**	33	large
Operating Expenses - included for first time (after tax)	**(181)**	-	-
Net Profit after Income Tax ("cash basis")	**2,579**	2,501	3
Goodwill amortisation	**(322)**	(323)	(0)
Appraisal value (reduction)/uplift	**(245)**	477	large
Net Profit after Income Tax ("statutory basis")	**2,012**	2,655	(24)

(1) Included within funds management and life insurance income and income tax expense is a $58 million tax credit relating to policyholder losses (30 June 2002: $36 million tax credit). These amounts were offsetting and therefore the impact on the net profit after tax is nil.

Highlights (continued)

Balance Sheet Summary	30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Total assets	**265,110**	249,648	6
Total liabilities	**242,958**	228,592	6
Shareholders' equity	**22,152**	21,056	5
Assets held and Funds under Management			
On Balance Sheet			
Banking assets	**229,289**	211,130	9
Life insurance funds under management	**22,800**	25,355	(10)
Other life insurance and internal funds management assets	**13,021**	13,163	(1)
	265,110	249,648	6
Off Balance Sheet			
Funds under management	**71,407**	77,483	(8)
	336,517	327,131	3

Shareholder Summary	Full Year Ended 30/06/03	30/06/02	Increase/ (Decrease) %
Dividends per share - fully franked (cents)	**154**	150	3
Dividend cover - cash (times)	**1.3**	1.3	-
Earnings per share (cents)			
Statutory - basic	**157.4**	209.6	
Statutory - fully diluted	**157.3**	209.3	
Cash basis - basic	**202.6**	197.3	
Cash basis - fully diluted	**202.5**	197.0	
Dividend payout ratio (%)			
Statutory	**97.7**	71.7	
Cash basis	**75.9**	76.2	
Weighted average number of shares (basic) (number)	**1,253**	1,250	
Weighted average number of shares (fully diluted) (number)	**1,254**	1,252	

Productivity and Efficiency	Full Year Ended 30/06/03	30/06/02	Increase/ (Decrease) %
Banking			
Expense to income (%)	**54.8**	54.1	1
Underlying expense to income (%)	**52.0**	54.1	(4)
Funds Management			
Expense to average funds under management (%)	**0.89**	0.73	22
Underlying expenses to average funds under management (%)	**0.85**	0.73	16
Life Insurance			
Expense to average inforce premiums (%)	**57.3**	68.8	(17)
Underlying staff expense/total operating income (%)	**26.14**	26.35	(1)
Total operating income per FTE ($)	**262,212**	243,469	8
Full time staff equivalent (FTEs)	**35,845**	37,245	(4)

First Time Expenses and Shareholder Investment Returns	Full Year Ended			
	Before Tax 30/06/03	After Tax 30/06/03	Before Tax 30/06/02	After Tax 30/06/02
Underlying measures exclude the following items:	$M	$M	$M	$M
Banking				
Strategic initiatives	**(176)**	**(124)**	-	-
ESAP	**(41)**	**(28)**	-	-
Funds Management				
Strategic initiatives	**(38)**	**(26)**	-	-
ESAP	**(4)**	**(3)**	-	-
Investment returns	**13**	**9**	12	8
Life Insurance				
Investment returns	**78**	**64**	35	25
Total				
Strategic initiatives	**(214)**	**(150)**	-	-
ESAP	**(45)**	**(31)**	-	-
Investment returns	**91**	**73**	47	33

The current year benefits from strategic initiatives of $69 million were reflected in "operating expenses – comparable businesses".
Throughout the report underlying measures exclude shareholder investment returns and first time operating expenses, being strategic initiatives and the cost of ESAP.

Other Items

Dividends

The total dividend for the year is 154c, an increase of 4 cents or 3% on the prior year.

The dividend payout ratio for the year is 75.9% on a cash basis, consistent with the prior year payout ratio of 76.2%. The Bank purchased on market the shares needed to satisfy shareholder participation in the Dividend Re-investment Plan (DRP) in respect of the interim dividend for 2002/03. It expects to do the same in respect of the final dividend for 2002/03.

The dividend payment for the second half of the year is 85 cents per share. This dividend payment is fully franked and will be paid on 8 October 2003 to owners of ordinary shares at the close of business on 29 August 2003 (record date). Shares purchased on or after 25 August 2003 (ex-dividend date) do not qualify for the dividend.

Dividends were based on Cash Profit Per Share, having regard to the following:

- Rate of business growth;
- Capital adequacy;
- Investment requirements;
- The cyclical nature of life insurance investment returns and expectations of long term investment returns; and
- A range of other factors.

Subject to these factors, the Bank will continue to maintain a high payout ratio relative to its peers.

Capital Management

The Bank maintains a strong capital position. This is recognised in its credit ratings. The Bank's credit ratings remain unchanged for the year.

	Long-term	Short-term	Affirmed
Fitch Ratings	AA	F1+	Feb 03
Moody's Investor Services	Aa3	P-1	Oct 01
Standard and Poor's	AA-	A-1+	Dec 02

The risk weighted capital ratios of the Bank are detailed below.

Risk Weighted Capital Ratios	30/06/03 %	30/06/02 %
Tier one	**6.96**	6.78
Tier two	**4.21**	4.28
Less deductions	**(1.44)**	(1.26)
Total capital	**9.73**	9.80

Tier 1 capital is one of the key measures the Bank uses to manage capital. The increase in the tier one ratio from 30 June 2002 can be attributed to:

- An increase of $652 million principally due to retained earnings and the issue of NZD200 million (AUD181 million) of preference shares by ASB Bank (included in outside equity interest on the balance sheet).
- An increase in risk weighted assets from $141 billion to $147 billion. Housing loans secured by residential mortgages, which attract a concessionary risk weighting of 50%, increased by $14.4 billion.

As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give credit for the risk diversification benefits provided by these businesses.

Highlights (continued)

In August 2003, the Bank raised USD550 million (AUD 824 million) of Perpetual non call 12 year Tier 1 hybrid capital which would have increased Tier 1 capital at 30 June 2003 from 6.96% to 7.52%. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The transaction was an opportunistic response to favourable credit markets in the United States.

Market Shares

The table below sets out the market share holding for the current and prior year along key product lines.

We remain a leader in most product lines and have generally increased our shares, however there has been a reduction in home loans, and business lending and Australian retail funds management market shares.

The acceleration of our strategic initiatives relating to customer service will be key in improving these positions.

Line of Business	30/06/03	30/06/02
Banking		
Retail Deposits	24.8%[1]	24.7%
Credit Cards	22.9%[1]	22.8%
Home Loans	19.5%[3]	19.9%[5]
New Zealand Lending	20.4%[2]	19.6%
New Zealand Deposits	16.3%[2]	15.5%
Merchant Acquiring	33.9%[2]	34.5%
Transaction Services	22.7%[4][7]	21.8%
Business Lending	14.3%[6]	15.2%
Asset Finance	15.1%[8]	16.5%
Funds Management		
Australia Retail	14.8%	15.5%
New Zealand	14.0%[3]	13.0%
Australia Property	6.3%	5.2%
Life Insurance		
New Zealand	28.3%[2]	26.2%
Australia	15.0%[3]	14.9%
Hong Kong	2.5%	2.1%

(1) as at May 2003
(2) as at April 2003
(3) as at March 2003
(4) as at Feb 2003
(5) as at March 2002 Previously reported 20.1%, which was revised by APRA to 19.9%
(6) Adjusted to reflect changes in APRA data series
(7) Mid corporate segment
(8) Business written by CBFC only

Banking Analysis

Key Performance Indicators	Full Year Ended 30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Profitability			
Underlying Profit after Income Tax	**2,401**	2,067	16
Operating expenses - included for first time (after tax)	**(152)**	-	-
Net Profit after Income Tax ("cash basis")	**2,249**	2,067	9
Operating Income			
Net interest income ($m)	**5,026**	4,710	7
Net interest margin (%)	**2.67**	2.76	(3)
Other operating banking income ($m)	**2,697**	2,552	6
Total banking income ($m)	**7,723**	7,262	6
Other operating banking income/Total banking income (%)	**34.92**	35.14	(1)
Operating Expenses			
Comparable businesses ($m)	**4,014**	3,929	2
First time ($m)	**217**	-	-
Productivity and Other Measures			
Expense to income (%)	**54.8**	54.1	(1)
Expense to income - underlying (%)	**52.0**	54.1	4
Effective corporate tax rate (%)	**29.4**	28.3	(4)
Balance Sheet			
Lending assets ($m)	**175,074**	161,216	9
Average interest earning assets ($m)	**188,270**	170,634	10
Average interest bearing liabilities ($m)	**174,737**	157,105	11
Asset Quality			
Charge for bad and doubtful debts ($m)	**305**	449	(32)
Risk weighted assets ($m)	**146,808**	141,049	4
Net impaired assets ($m)	**434**	614	(29)
General provision/Risk weighted assets (%)	**0.90**	0.96	(6)
Total provisions/Gross impaired assets (net of interest reserved) (%)	**239.4**	183.9	30
Bad debt expense/Risk weighted assets (%)	**0.21**	0.32	(34)



Underlying Banking profit growth of 16%
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
2,067
316
145
144
85
186
2,401
152
2,249
Underlying NPAT 2002
Net Interest Income
Other Banking Income
Bad Debts
Expenses
Tax
Underlying NPAT 2003
First time Expenses (after tax)
Cash NPAT 2003

Financial Performance and Business Review

Banking operations produced a very strong result. The cash profit contribution increased by $182 million or 9% to $2,249 million.

Excluding first time expenses, the growth in underlying profit is 16% or $334 million. This was achieved through strong balance growth, fee initiatives and an improvement in asset quality.

Underlying operating expenses have remained relatively flat, increasing by $85m or 2%, which includes increased volume and the expense of establishing the new premium financial services division.

Banking Analysis

Financial Performance and Business Review

Retail

Performance for the year was driven by a combination of strong revenue growth and expense efficiencies flowing from process simplification. The buoyant housing market and increased volumes of credit card transactions drove the strong retail revenue and balance performance for the year.

Several key initiatives were implemented during the year to improve customer service and efficiency outcomes. These included:

- Development of the premium financial services distribution model. This added new expenses to the Bank, primarily funded by the benefits from other strategic initiatives. The premium distribution model is team-based and involves providing clients with access to a team of advisers, all of whom were aware of the clients' relationships with the Bank and equipped to satisfy the customers financial needs utilising the full range of wealth management services. This has been specifically developed to facilitate superior client experience and over 195,000 banking clients were now being serviced through this model.
- The introduction of a new telling system, improving service and efficiency levels across the branch network.
- A new home loan system introduced for branch and mobile lenders, with automatic linkages to back-office processing areas for significant improvement in customer service and efficiency levels.
- The acquisition of TD Waterhouse. This business has been integrated into CommSec which in aggregate now has over one million Equities Trading Accounts.
- Refinement of the credit card loyalty program, Commonwealth Awards, enhancing many of its features for customers. Fee structures for all credit cards were reviewed and changes implemented effective January 2003.

During the year the Reserve Bank proposed substantial reforms to credit card schemes in Australia. The impact of these changes combined with an expected slowing of the housing market will reduce the opportunities for market driven revenue growth going forward.

The specific focus in the forthcoming years will be on:

- Enhancing the premium service experience for our clients by enhancing systems and further investment in the training of our people.
- Re-designing and refurbishing the branch network to better service customer needs.
- Streamlining and simplifying processes and procedures to ensure every interaction with customers is as efficient as possible – from simple over-the-counter deposits and withdrawals to the establishment of a new home loan.
- Continuing to upgrade key systems, including ATMs and NetBank, to further improve service delivery.
- Simplifying products and better aligning these to the needs of our customers.
- Creating an environment where our people were continually encouraged, supported, empowered and motivated to perform at their best.

Asia Pacific

Asia Pacific Banking incorporates the Bank's retail and commercial banking operations in New Zealand, Fiji and Indonesia. ASB in New Zealand represents the majority of the Asia Pacific Banking business.

The New Zealand economy grew strongly throughout the financial year. Interest rates were increased modestly, which attracted international investors and resulted in a stronger NZ currency. As a result, lending and funding growth rates contributed to good balance sheet growth.

During the year, ASB continued to make progress in its core business objectives of quality growth, best service, best team, best processes and best distribution. Key achievements during the year were:

- Lending growth at well above market rates in the retail, commercial and rural sectors. The successful spring and summer lending campaigns, strong customer service emphasis and the success of the 'One Team' referral program were key factors contributing to this achievement;
- Leading customer service in the Banking sector. For the fifth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the third consecutive year, ASB was rated the top business bank for the same criteria;
- The focus on process efficiencies has led to many operational improvements, which also improved service levels and lowered expenses to serve, an example being the approval of housing loans within an hour of application; and
- A focus on the development of distribution capability led to the launch of 'financial markets online', which provides business and institutional customers with the ability to purchase foreign exchange on-line, replacing the telephone ordering service.

Banking operations in Fiji and Indonesia performed well with modest profit growth for the year.

Institutional & Business

The business climate was subdued over the year and as a result, market competition has intensified.

In light of the business environment the focus for the year was on the continued delivery of innovative solutions and transforming the business for future growth.

During the year, a new client-servicing model, based on client need was implemented. This involved segmentation of the client base into Institutional, Corporate and Business Banking groups, with distinct Regional segments within business banking established to meet the needs of clients based outside the metropolitan areas. In conjunction with the new segmentation, simplified technology platforms and streamlined credit processes for all client segments were rolled out. These measures enable a more responsive service to clients, improved productivity and increase the focus on generating new business, while preserving the overall risk profile of the Bank.

Banking Analysis (continued)

Supporting the client-servicing model, a range of new or expanded products were launched during the year. These include specialised leasing and infrastructure financing products, environmental, agricultural and precious metal offerings. We were the first bank in Australia to launch the "Verified by Visa" and "MasterCard SecureCode" online security programs to make Internet transactions safer for both clients and merchants.

Central to the success of the business over the next year will be the continued transformation of product offerings, services, processes and systems and the ongoing promotion of a high performance culture, which enables our people to excel in client service.

Profit Summary

	Full Year Ended		
	30/06/03 $M	**30/06/02 $M**	**Increase/ (Decrease) %**
Net interest income	**5,026**	4,710	7
Other operating income	**2,697**	2,552	6
Total Operating Income	**7,723**	7,262	6
Operating expenses - comparable businesses	**4,014**	3,929	2
Operating expenses - included for the first time	**217**	-	-
Total Operating Expenses	**4,231**	3,929	8
Charge for bad and doubtful debts	**305**	449	(32)
Net Profit before Income Tax	**3,187**	2,884	11
Income tax expense	**938**	816	15
Outside equity interests	**-**	1	large
Net Profit after Income Tax ("cash basis")	**2,249**	2,067	9

Net Interest Income


Average Interest Earning Assets & NIM Trends
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Average Interest Earning Assets ($m)
2.78%
2.76%
2.67%
24,698
28,163
33,641
135,909
142,451
154,659
3.00%
2.80%
2.60%
2.40%
2.20%
2.00%
1.80%
1.60%
1.40%
NIM (%)
Jun-01
Jun-02
Jun-03
Lending Assets (excl Bank Accept)
Trading Securities & other
NIM

Net Interest Income for the year increased by 7% or $316 million from $4,710 million in the prior year to $5,026 million in the current year.

The increase in net interest income is due to a 10% or $18 billion increase in average interest earning assets between 30 June 2002 and 30 June 2003. This has been partially offset by a reduction in the net interest margin of 9 basis points from 2.76% at June 2002 to 2.67% in the current year.

The growth in average interest earning assets reflects an increase of $13 billion in lending assets and $2 billion in investment and trading securities. The strong housing market in Australia and New Zealand has primarily driven the lending asset growth, while the opportunity to obtain overseas funding has driven the growth in investment and trading securities. The growth in average lending assets contributed an additional $479 million volume benefit in net interest income. Further analysis of the movement in interest earning assets is provided on page 15.


NIM Compression
2.80%
2.76%
2.72%
2.68%
2.64%
2.60%
2.76%
0.02%
(0.08)%
(0.01)%
(0.01)%
(0.01)%
2.67%
NIM 2002
Official rates
Growth in liquid assets
Product margin compression
Asset Mix
Funding Mix
NIM 2003

The reduction in the net interest margin from 2.76% at June 2002 to 2.67% in the current year has had a negative effect on interest income of $163 million. The decline in margin can be attributed as follows:

- A benefit of two basis points from the movement in Australian official rates in June 2002, which was fully reflected in the current year and New Zealand cash rate increases. This was offset by:
- The global environment of low overseas interest rates, combined with favourable exchange rates created opportunities for acquiring overseas funding through Debt Issues. The funding acquired more than exceeded the lending asset growth. The excess funding was deposited in high quality liquid assets, reducing the Bank's net interest margin by eight basis points.
- Further penetration of the home lending broker market and strong competition across all lending products reduced the bank margin by one basis point.

Banking Analysis (continued)

- The higher mix of home lending assets and trading and investment securities, lower yielding products, as a percentage of the total portfolio reduced the margin by one basis point.
- Institutional and business deposits combined with the growth in Debt Issues has increased the proportion of funding from wholesale funding sources compared with retail funding, thus reducing the margin by one basis point.

Other Banking Operating Income



Other Banking Operating Income
3,000
2,500
2,000
1,500
1,000
500
0
Other Banking Income (OBI) $m
39%
37%
35%
33%
31%
29%
27%
25%
OBI/Total Banking Income %
180
426
602
1 173
203
489
618
1 242
120
502
652
1 423
Jun-01
Jun-02
Jun-03
Commissions
Lending fees
Trading Income
Other
Other Banking Income/Total Banking Income

Other banking operating income has increased by $145 million or 6% on the prior year, increasing from $2,552 million for 2002 to $2,697 million for 2003. Included within other banking income is non-interest income earned on transaction accounts for the Bank's personal, business and corporate customers. The principal reasons for the increase were set out below:

Growth in commissions and other fees of 15% or $181 million, was primarily driven by new fee structures on retail transaction and savings accounts introduced in the prior financial year. This initiative reflected a simplified fee structure for customers and a more stable income structure for the Bank, which were less dependent on interest income and transactional volumes. The result also includes strong growth in credit card transactions, reflecting market growth combined with successful campaigns targeted at specific customer segments.

Growth in lending fees of $34 million or 6% reflects a growth in bank acceptance fees combined with growth in home lending establishment and service fees. The growth in home lending fees is partly offset by an increase in up-front 3rd party broker commissions. Trailing commissions were netted against net interest income. This channel now accounts for 19% of new home lending fundings, up from 12% in the prior financial year.

Trading income moderately increased by $13 million or 3% over the prior year. The reduced currency volatility and weaker credit market adversely impacted this business particularly in the first half of the financial year.

Other banking income of $120 million has decreased by $83 million on the prior year. The prior year included a profit on sale of strategic investments, while the current year includes a provision against a strategic investment, and increased claims within the general insurance business on Canberra bush fires.

Operating Expenses – Comparable Business

Expenses from comparable businesses have increased by 2% or $85 million from $3,929 million at 30 June 2002 to $4,231 million at 30 June 2003. Expenses in the current period reflect:

- The benefits from strategic initiatives implemented during the year, offset by:
- Expenses associated with the development of the Premium Business model.
- Volume related increases in credit cards and home lending.
- Increased software amortisation charges following the implementation of the Bank's new financial and HR systems.
- Increased expenses on New Zealand operations as a result of the appreciation of its currency relative to the Australian dollar.
- Enterprise Bargaining Agreement (EBA) increases have been met through other expense efficiencies.

Productivity Efficiency

The underlying banking expense to income ratio has improved by 4% from 54.1% for the year ended 30 June 2002 to 52.0% for the year ended 30 June 2003. This reflects strong revenue growth generated primarily through housing and fee initiatives combined with the benefits of the strategic initiatives and overall productivity improvements.



Underlying Banking Expense to Income Ratio
58%
56%
54%
52%
50%
57.4%
57.7%
54.2%
54.0%
54.1%
52.6%
51.4%
52.0%
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Annual
Half Yearly

The expense to income ratio for the six months ended 30 June 2003 is 51.4% an improvement from 52.6% for the six months ended 31 December 2002.

Operating Expenses – Included for the First Time

Operating expenses included for the first time within the banking business were $217 million. This includes the expense of ESAP of $41 million and strategic initiatives of $176 million.

The key banking initiatives were the re-organisation within the retail banking and the redesign of system and relationship management processes in the business banking and corporate banking segments.

Bad and Doubtful Debts

The total charge for bad and doubtful debts for the year ended 30 June 2003 was $305 million, a decrease of $144 million from $449 million in 2002.

The prior year included a small number of large corporate and commercial lending exposures, which became impaired during the first half of that financial year.

Taxation Expense

The corporate tax charge is $938 million, an increase of 15% or $122 million on the prior financial year. The primary cause of the increased tax charge has been increased profits. The effective rate of taxation for the current year is 29.4%, an increase from 28.3% in the prior year. This reflects the utilisation of capital losses in the prior year, which has not recurred in the current year.

Banking Analysis (continued)

Major Balance Sheet Items

Major Balance Sheet Items (gross of impairment) - by Product	30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Gross housing	**106,683**	92,886	15
Securitisation	**(6,480)**	(7,047)	(8)
Housing (net of securitisation)	**100,203**	85,839	17
Personal [1]	**12,369**	11,551	7
Business and Corporate [1]	**49,305**	51,309	(4)
Bank acceptances	**13,197**	12,517	5
Total Lending Assets	**175,074**	161,216	9
Trading & Investment Securities	**21,471**	19,155	12
Deposits and Other Public Borrowings	**140,974**	132,800	6
Debt Issues	**30,629**	23,575	30

[1] Balances have been restated in 2002 due to reclassification of some products from Business and Corporate to Personal.

Major Balance Sheet Items (gross of impairment) - by Business	30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Retail:			
Lending assets	**100,134**	87,531	14
Deposits	**68,702**	65,835	4
Total	**168,836**	153,366	10
Asia Pacific:			
Lending assets	**19,880**	16,951	17
Trading & investment securities	**2,953**	2,126	39
Debt issues	**2,570**	2,405	7
Deposits	**17,168**	13,916	23
Total	**42,571**	35,397	20
Institutional and Business:			
Lending assets	**55,060**	56,735	(3)
Trading & investment securities	**18,518**	17,029	9
Debt issues	**28,059**	21,170	33
Deposits	**55,104**	53,049	4
Total	**156,741**	147,983	6


Home Loan Balances by Product Type
Line of Credit
8%
Investment
28%
Owner
Occupied
64%


Lending Assets
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
($m)
12,075
53,785
10,405
73,511
12,517
51,309
11,551
85,839
13,197
49,305
12,369
100,203
2001
2002
2003
Housing
Personal
Business Lending
Bank Acceptances

Banking Analysis (continued)

Retail

Lending Assets

Retail banking lending assets was $100 billion, an increase of $12 billion or 14% over the prior year. Lending assets comprises Australian Home Lending and Personal Lending.

Housing

Home loan outstandings have increased by 16% over the prior year. This reflects strong performance in proprietary networks and a growing share of the 3rd party broker market. This growth was primarily achieved in line with market demand as a result of the low interest rate environment and increased demand for investment home loans influenced by the volatile equity markets. This was combined with customer service and retention initiatives undertaken during the year.

The Bank maintained its position as Australia's leading home loan provider, however market share declined from 19.9% at 31 March 2002 to 19.5% at 31 March 2003 *(Source: APRA Residentially Secured All Lenders)*. The Bank has increased its share of the 3rd party broker market to 15% at March 2003 compared with 12% at March 2002.

Recent approvals and fundings have remained strong.

Personal Lending

Personal lending includes Personal loans, Credit Cards and Margin Loans.

The Banks market share of personal credit cards increased from 22.8% at 30 June 2002 to 22.9% at 31 May 2003 *(Source: RBA Credit Card Balances)*. The above market growth was driven by effective sales and marketing campaigns.

Margin lending balances have increased by approximately 10%.

Personal loan balances declined marginally over the year although the second half performance was stronger. The market for traditional personal lending products remains under pressure from alternative financing options such as credit cards and home loan redraw facilities.

Retail Deposits

Retail deposit balances at 30 June 2003 were $68.7 billion, an increase of $2.9 billion over the prior year. This growth was driven by increased demand for cash management products and is reflective of weak equity markets and new compliance requirements on the sale of cash management trusts. This has been partly offset by a slight reduction in transaction account balances.

The Bank is the largest acceptor of retail deposits in Australia with a market share of 24.8% at 31 May 2003 compared with 24.7% at June 2002 *(Source: RBA)*

Asia Pacific

Lending Assets

Lending volumes growth was high primarily driven by the New Zealand business. Within this business the growth in housing lending was 18%, rural lending grew 24%, business-lending growth was 19%, and total advances increased by 12%. This compared with the annual market growth rate of 9.1% as measured by Private Sector Credit (Residents only) *(Source: Reserve Bank of New Zealand)*.

Record growth in ASB's home loan approvals was the result of its significant presence in the more rapidly growing Auckland market, effective Spring and Summer marketing campaigns, together with positive market dynamics including favourable economic conditions, stable interest rates, and high immigration levels. ASB's share of the retail lending market nationwide increased to 20.4% by 30 April 2003 (30 June 2002, 19.6%) and its share of the rural lending market reached 12.9% by 30 April 2003 (30 June 2002, 12.5%) *(Source: Reserve Bank of New Zealand)*.

Deposits

ASB's total deposit growth was 13% compared with market growth of 8.2% *(Source: Reserve Bank of New Zealand)*. The majority of ASB's deposits were sourced from term investments, with safety and security of capital being the primary drivers.

Institutional and Business

Lending Assets

Lending assets of $55.1 billion have declined by 3% from $56.7 billion in the prior year. This is primarily due to lower foreign currency lending balances, reflecting activity as well as the strengthening of the Australian dollar relative to other currencies. Domestic lending balances were flat over the year; however this included the effect of syndication in the current year of bridge finance advanced shortly prior to 30 June 2002, as well as continued credit portfolio management, in particular with respect to large exposures. The Bank's market share of Domestic Business Lending is 14.3% at June 2003 compared with 15.2% at June 2002 (Source: RBA).

Trading and Investment Securities

Trading and investment securities have increased 9% on the prior year. This is primarily due to short-term treasury deposits arising as a result of funding operations.

Debt Issues

Debt Issues were $28 billion, an increase of $7 billion on the prior year with the Bank taking advantage of the low interest rate environment and accessible funding markets offshore. This provides the Bank with greater liquidity to fund future lending asset growth.

Deposits

Deposits were $55 billion, an increase of $2 billion or 4% on the prior year. This is due to strong growth in business and corporate deposits, as a result of strong growth in business cheque accounts and cash deposit accounts, through market share growth in transaction services.

Banking Analysis (continued)

Provisions for Impairment	30/06/03 $M	30/06/02 $M
General provisions	**1,325**	1,356
Specific provisions	**205**	270
Total Provisions	**1,530**	1,626
Total provisions for impairment/gross impaired assets net of interest reserved (%)	**239.4**	183.9
Specific provisions for impairment/gross impaired assets net of interest reserved (%)	**32.08**	30.54
General provisions/risk weighted assets (%)	**0.90**	0.96
Bad debt expense/risk weighted assets (%)	**0.21**	0.32

Total provisions for impairment for the Bank at 30 June 2003 were $1,530 million, down 5.9% from 30 June 2002. This level of provisioning is considered adequate to *cover any bad debt write offs from the current lending* portfolio having regard to the current outlook.

Specific provisions for impairment have decreased 24.1% from $270 million at 30 June 2002 to $205 million at 30 June 2003, primarily as a result of lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.

The general provisions for impairment have reduced to $1,325 million at 30 June 2003 from $1,356 million at 30 June 2002, a decrease of 2.3%. The general provision as a percentage of Risk Weighted Assets reduced to 0.90% from 0.96%. This level is consistent with that of other major Australian banks. The general provision as a percentage of risk weighted assets has declined over the last 3 years reflecting the fact that the major growth in credit has been in home loans which have lower credit risk than other portfolios. Gross impaired assets less interest reserved have decreased 27.7% from $884 million to $639 million over the year. This has been primarily due to lower corporate defaults in the year as well as a number of provision reductions due to better than anticipated recoveries and provision write-offs.



Growth in assets of $15bn drives growth on balance sheet RWA of $5bn
250,000
200,000
150,000
100,000
50,000
-
199,568
+7% ($15bn)
214,718
77,474
-$3bn
74,472
86,378
+$18bn
103,987
13,401
22,315
12,427
23,832
123,343
+4% ($5bn)
128,950
77,474
-$3bn
74,472
43,189
+$9bn
51,993
Jun-02
Face Value
Jun-03
Jun-02
Risk Weighted Value
Jun-03
Risk Weighting 0%
Risk Weighting 20%
Risk Weighting 50%
Risk Weighing 100%



Top 20 Exposures to Corporates (Committed)
S&P Rating or Equivalent
$ millions



Top 20 Exposures as a % of Total Committed Exposure
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.63%
4.20%
3.44%
3.30%
Dec 01
Jun 02
Dec 02
Jun 03

Funds Management Analysis

Key Performance Indicators	Full Year Ended 30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Profitability			
Underlying Profit after Income Tax	**228**	360	(37)
Shareholder investment returns (after tax)	**9**	8	13
Operating expenses - included for first time (after tax)	**(29)**	-	-
Net Profit after Income Tax ("cash basis")	**208**	368	(43)
Operating Income			
Operating income	**1,104**	1,213	(9)
Operating income to average funds under management (%)	**1.16**	1.17	(1)
Operating Expenses			
Comparable business	**807**	761	6
First time	**42**	-	-
Funds Under Management			
Funds under management - average	**95,333**	104,027	(8)
Funds under management - spot	**94,207**	102,838	(8)
Net flows	**(3,725)**	4,776	large
Productivity and Other Measures			
Expenses to average funds under management - actual (%)	**0.89**	0.73	22
Expenses to average funds under management - underlying (%)	**0.85**	0.73	16
Effective corporate tax rate (%)	**20**	21	(5)

Financial Performance and Business Review

Performance Highlights

The results for the funds management business were impacted by market conditions, with cash profit contribution for the year of $208 million after tax.

Excluding the expenses from restructure initiatives and shareholder investment returns the underlying profit is $228 million a 37% decrease on the prior year. This primarily reflects the effect of depressed equity markets for most of the year on funds under management, lower fund flows and the impact of increased compliance and regulatory expenses.

Business Review

The year was characterised by declining world equity markets; changing customer preferences for managed investment products and reforms to the regulatory environment. The uncertainty for consumers created by the third straight year of negative equity returns and the effects of other world events such as the war on terrorism placed pressure on net fund flows for the industry as a whole. The negative returns on equity markets also impacted on the existing funds under management and associated fee revenue.

In addition to these external influences the changes in management in the earlier part of the year and the resultant downgrading of ratings on certain Colonial First State funds by some research houses contributed to the adverse fund flow of the business. The scheduled withdrawal of funds by Winterthur in the UK and the sale of the UK private clients business had a structural impact on the business.

Against this background increased emphasis was placed on customer retention and improving product and distribution offerings. The key initiatives included:

- First Choice product, which was launched in May 2002, performed strongly, achieving $3.2 billion in funds by 30 June 2003. The business retained more than 60% of these funds to manage internally.
- In September 2002, the respective unit holders approved the merger of Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Funds (CPA) and Gandel Retail Trust (GAN). The merger resulted in CPA and GAN creating two leading sector specific listed property trusts and the addition of $2.2 billion in FUM. These businesses have now been successfully integrated and further strengthen the Bank's position as a leading property fund manager.
- The establishment of a strategic alliance with 452 Capital, giving exposure to the growing boutique segment of the funds management industry.
- Extension of the First Choice product offering into the business superannuation market with the launch of "First Choice Employer Super".
- Rationalising our position in the UK market with the sale of the Stewart Ivory Private Client business giving a clearer focus on our core funds management business in the UK.
- The investment team in the UK continues to deliver solid investment results against benchmark, and fund flows in the second half of the year increased substantially.

The key strategic initiatives implemented during the year were focused on process and system simplification and eliminating duplication. The key initiatives included:

- Successful integration of the Commonwealth Investment Management business with Colonial First State Investments, achieved with minimal loss of FUM.
- Rationalisation of the on-sale product range. In particular the Colonial First State product suite has largely been adopted as the on-sale product suite, with most of the older products from other entities being closed to new business.
- Commencement of a migration product within the closed products, aimed at reducing the number of products and systems.

Funds Management Analysis (continued)

- The continued migration of closed products into First State products and onto the First State platform.
- The sale of the Bank's custody business to National Australia Bank.

Going forward, the funds management business is positioned well for future growth through its:

- Strong *market* position and scale across all segments of the value chain with the number one market share of retail funds under management at 14.8% at 30 June 2003, a decrease from 15.5% at June *2002 (Source: Plan for Life).*
- Broad and diversified distribution, including further sales growth opportunities through the retail branch and premium distribution channels.
- A strong brand in both the investor and adviser market places through Colonial First State.

Profit Summary

	Full Year Ended		
	30/06/03 $M	**30/06/02 $M**	**Increase/ (Decrease) %**
Funds Management			
Operating income - external	**1,091**	1,200	(9)
Operating income - internal	**13**	13	-
Total Operating Income	**1,104**	1,213	(9)
Shareholder investment returns	**13**	12	8
Policyholder tax benefits	**(62)**	(65)	(5)
Funds Management Income	**1,055**	1,160	(9)
Operating expenses - comparable business	**807**	761	6
Operating expenses - included for the first time	**42**	-	-
Total Operating Expenses	**849**	761	12
Net Profit before Income Tax	**206**	399	(48)
Policyholder tax benefits	**(62)**	(65)	(5)
Corporate tax expense	**54**	96	(44)
Outside equity interests	**6**	-	-
Net Profit after Income Tax ("cash basis")	**208**	368	(43)

Operating Income

Operating income for the year is $1,104 million, a $109 million or 9% decrease on the prior year. Despite market conditions and significant changes in the product mix, the operating income to average funds under management ratio has been stable at 1.16%.

The key driver of the *reduction in operating income* has been the decline in funds under management, which has been adversely affected, by the decline in equity markets.

Shareholder Investment Returns

Shareholder investment returns of $13 million were consistent with the prior year.

Operating Expenses – Comparable Businesses

Expenses for the year were $807 million, a $46 million or 6% increase on the prior year. This reflects:

- An increase in expenses associated with ASB's funds management business whose share of retail managed fund inflows remained consistently in the top three of all fund managers in New Zealand.
- Increased expenses in Australia, incurred in complying with new regulatory changes, increased compliance expenses on legacy business and underlying staff expense increases. This was partly offset by lower commissions as a result of lower volumes of inflows.

Productivity Efficiency



Underlying Expenses to Average FUM
Average FUM ($m)
110,000
100,000
90,000
80,000
70,000
60,000
0.81%
0.73%
0.85%
94,832
104,027
95,333
Jun-01
Jun-02
Jun-03
0.96%
0.86%
0.76%
0.66%
0.56%
0.46%
0.36%
0.26%
Underlying Exp/Average FUM (%)
Average FUM
Underlying Exp/Average FUM

Expenses as a percentage of average FUM increased over the year, reflecting the fall in funds and an increase in expenses.

Operating Expenses – Included for the First Time

These expenses include the expenses of strategic initiatives. The strategic initiatives undertaken during the year were the sale of the Bank's custody business, integration of the Commonwealth and Colonial First State Funds Management business and commencement of a migration and rationalisation program for closed products.

Funds Management Analysis (continued)

Taxation

The corporate taxation charge for the year is $54 million a reduction of 44% on the prior year. This reduction is in line with the reduction in profits with the effective tax rate stable at 20%. The effective tax rate in the funds management business is below the standard tax rate of 30% primarily as a result of transitional concessions on business written within life insurance legal entities.

Funds Under Management

	Full Year Ended 30 June 2003						
	Opening Balance 30/06/02 $M	Inflows $M	Outflows $M	Investment Income $M	Acquisitions & Disposals $M	Other Movements & Transfers[1] $M	Closing Balance 30/06/03 $M
First Choice	**561**	**3,206**	**(578)**	**22**	**-**	**-**	**3,211**
Cash management trusts	**5,634**	**1,121**	**(1,970)**	**178**	**-**	**-**	**4,963**
Retail	**51,089**	**11,052**	**(12,630)**	**(562)**	**2,158**	**(638)**	**50,469**
Wholesale	**45,554**	**12,580**	**(16,506)**	**(501)**	**(5,000)**	**(563)**	**35,564**
Total FUM	**102,838**	**27,959**	**(31,684)**	**(863)**	**(2,842)**	**(1,201)**	**94,207**

	Full Year Ended 30 June 2002						
	Opening Balance 30/06/01 $M	Inflows $M	Outflows $M	Investment Income $M	Acquisitions & Disposals $M	Other Movements & Transfers[1] $M	Closing Balance 30/06/02 $M
First Choice	-	561	-	-	-	-	561
Cash management trusts	6,172	5,637	(6,464)	289	-	-	5,634
Retail	51,902	14,509	(12,407)	(1,720)	-	(1,195)	51,089
Wholesale	43,407	15,121	(12,181)	(1,557)	-	764	45,554
Total FUM	101,481	35,828	(31,052)	(2,988)	-	(431)	102,838

(1) Includes foreign exchange gains and losses from translation of UK Funds Management business

Funds Under Management

Funds under management were $94 billion at 30 June 2003, a decline of $8 billion or 8% on the prior year. This result is comprised of net outflows of $4 billion, investment return losses of $1 billion and net disposals of $3 billion. The majority of these movements occurred in the first half of the year.

First Choice

First Choice Funds have increased to $3.2 billion as at 30 June 2003. This product was launched in May 2002 and enhanced during the year with the launch of the First Choice Corporate super product. The performance has been very positive, with the business retaining over 60% of these funds to manage internally.

Cash Management Trusts

Funds in the Cash Management Trust were $5 billion, a decrease of 12% or $0.6 billion on the prior year. The reduction in funds invested in the cash management trust was more than offset by the flow of funds into the banking retail deposit product and largely reflected the higher rates available on the banking products as well as new, more onerous compliance requirements on the sale of cash management trusts.

Retail

Retail funds under management were $50 billion, a decrease of 1.2% over the prior year. This result includes $2.2 billion acquired as part of the Gandel transaction.

The net flows from other retail products were impacted by some substitution of sales from these products into First Choice, the combined impact was a funds inflow of $1 billion.

The other primary cause of the outflows has been customer sentiment regarding investment markets, and a slowing of inflows and increased redemptions on equity based products. Consistent with this change in sentiment the business has also seen a shift from international and Australian equity products to more defensive investments such as property and fixed interest.

Wholesale

Wholesale funds under management were $35 billion, a decrease of $10 billion from the prior year. Included within this decline was an outflow of $3.5 billion following the previous sale of the UK life business to Winterthur and $1.5 billion in relation to the sale by First State UK of its private client business. The underlying reduction of $5 billion includes $0.5 billion of investment losses as a result of market volatility and $4 billion in net outflows. . The net out flows occurred primarily in the Australian business as a result of lost equity mandates following the departure of personnel in the first half of the financial year. Consistent with the trend in retail products, there was also a slowing of inflows and increased redemptions of equity products generally, which was exacerbated by some downgrades in researcher ratings of the Colonial First State Australian equity funds.

Funds Management Analysis (continued)

Funds Under Management Geographical Segment	30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Australia	**78,359**	81,670	(4)
United Kingdom	**6,908**	12,089	(43)
New Zealand	**6,063**	5,690	7
Asia	**2,877**	3,389	(15)
Total	**94,207**	102,838	(8)

Life Insurance Analysis

Key Performance Indicators	Full Year Ended 30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Profitability			
Underlying Profit after Income Tax	**58**	41	41
Shareholder investment returns (after tax)	**64**	25	large
Net Profit after Income Tax ("cash basis")	**122**	66	85
Regional Net Profit after Income Tax - ("cash basis")			
Australia	**71**	84	(15)
New Zealand	**46**	28	64
Asia	**5**	(46)	large
Operating Income			
Operating income	**634**	659	(4)
Operating Expenses			
Comparable business	**484**	524	(8)
Annual Inforce Premiums			
Australia	**575**	527	9
New Zealand	**221**	187	18
Asia	**84**	96	(13)
Productivity and Other Measures			
Expenses to average inforce premiums (%)	**57.3**	68.8	(16)
Effective corporate tax rate (%)	**16**	38	(58)

Financial Performance and Business Review

Performance Highlights

The Life Insurance profit increased by $56 million or 85% over the prior year to $122 million. Excluding investment returns the underlying operating performance was $58 million, a $17 million or 41% improvement on the prior year. The improvement in underlying performance reflected a turnaround in the Asian business and strong profit growth in New Zealand, partly offset by a one off write down of an asset in the Australian Business.

Business Review

Australia

The Australian business grew strongly (9% inforce premiums) in a difficult market to become Australia's largest writer of Life risk premium with 15.0% market share.

Growth was achieved through product innovation, diversifying distribution and focusing on customer service.

During the year CommInsure introduced some innovative new benefits and options on personal risk products, with several firsts in the market such as cash back, accidental death top ups and loyalty benefits.

In addition, diversification of new business sales has been achieved by an increase in the business volumes being written through the network channel and also from increased telemarketing capacity.

Initiatives in improving customer service and productivity implemented during the year were:

- Assistance to customers in completing disability income tax statements.
- Development of a new front end delivery system for use in the retail network.
- Introduction of continuation of insurance cover when loans were paid out or refinanced.

The business was impacted by a failure of a large investment that resulted in a $30 million loss.

New Zealand

The life insurance operations in New Zealand trade predominantly under the Sovereign brand.

Sovereign maintained its market leadership position with market share of in-force business premium income increasing to 28.3% at April 2003 compared with 26.2% at April 2002 *(source: ISI)*. This was achieved through product re-pricing, above market persistency rates and the continued roll out of Sovereign's distribution model.

The major focus during the year was streamlining and improving customer service, a review of key business processes and legacy systems, the creation of ASB Group Investments providing synergies between Sovereign and ASB's investment business and Phase 1 of a product rationalisation and simplification program.

Asia

Asia covers our life insurance and pension administration operations in Hong Kong, and our life businesses in China, Vietnam, Indonesia and Fiji. During the year the Philippines life insurance operation was divested.

Life Insurance Analysis (continued)

North Asian economies faced difficult market conditions during the financial year due to the impact of the SARS crisis. The life industry across the region also suffered from volatility in international equity markets.

Notwithstanding these conditions, the Asian business improved its results, primarily as a result of the following key initiatives:

- The Hong Kong pension administration business (Commserve Financial) became Hong Kong's largest third party pension fund administrator following the insourcing of additional third party pension administration business. This provides the business with a stronger income stream.
- Expense control initiatives in the Hong Kong operations, and
- Disposal of the loss making Philippines business.

Profit Summary

Summary Financial Performance (excluding appraisal value (reduction)/uplift)	Full Year Ended 30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Life Insurance			
Operating income	**552**	595	(7)
Shareholder investment returns	**78**	35	large
Policyholder tax	**4**	29	(86)
Total Life Insurance Income	**634**	659	(4)
Operating expenses - comparable business external	**471**	511	(8)
Operating expenses - comparable business internal	**13**	13	-
Net Profit before Income Tax	**150**	135	11
Income tax expense attributable to:			
Policyholder	**4**	29	(86)
Corporate	**24**	40	(40)
Net Profit after Income Tax ("cash basis")	**122**	66	85

Operating Income

Operating Income was $552 million for the year, a decrease of 7% or $43 million on the prior year. This is primarily due to a significant write down of an individual asset in the Australian annuity fund of $30 million combined with a reduction in income in Asia following the sale of the Philippine business. Underlying performance has been positive across all regions.

Shareholder Investment Returns

Shareholder investment returns were $78 million for the year, an increase of $43 million or 123% on the prior year. This reflected the rebound in global equity markets in the second half of the year.

Operating Expenses

Operating expenses were $484 million, a decline of $40 million on the prior year. This primarily reflected the sale of the Philippine business in Asia, a reduction in operating expenses in Hong Kong as a result of expense control initiatives, and a reduction in business start up expenses.

Corporate Taxation

The corporate tax expense was $24 million a reduction from the prior period of $16 million. The effective tax rate in the prior year reflected losses in the Asian business. There was no tax benefit booked in respect of these losses, as it was not considered to be virtually certain that the losses would be recovered. The current year result reflects a small profit from the Asian business.

Sources of Profit from Life Insurance Activities	Full Year Ended 30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
The Margin on Services profit from ordinary activities after income tax is represented by:			
Planned profit margins	**104**	94	11
Experience variations	**(38)**	(43)	(12)
New business losses / reversal of capitalised losses	**(8)**	(10)	20
Operating margins	**58**	41	41
After tax shareholder investment returns	**64**	25	large
Operating (Loss)/Profit after Income Tax	**122**	66	85

Experience variations for the year were $38 million. This comprised negative experience of $48 million for the first half of the year, partly offset by favourable experience of $10m in the second half of the year. The following experiences contributed to the first half results:

- Write down on an investment within the Australian business of $30 million.
- Worse than long term plan persistency within the Asian and New Zealand business.
- Start up expenses in the Asian Business, being primarily China, Vietnam and the Pension Retirement business in Hong Kong.

The second half favourable experiences reflect:

- Reduction in start up expenses in Asia, following cost control initiatives and the sale of the Philippine business, partly offset by
- Worse than long term plan persistency within the Asian and New Zealand business.

The prior full year experience variations of $43 million included:

- Adverse claims experience in the New Zealand business.
- Although continuing to improve, worse than long term plan persistency within the Asian Business.
- Start up expenses in Asia.

The magnitude of the Asian persistency and start up expenses reduced in the current year, contributing to the improved Asian result.

Geographical Analysis of Business Performance

	Full Year Ended							
	Australia		New Zealand		Asia		Total	
	30/06/03	30/06/02	30/06/03	30/06/02	30/06/03	30/06/02	30/06/03	30/06/02
Underlying Profit after Income Tax	$M	$M	$M	$M	$M	$M	$M	$M
Operating margins	**36**	66	**31**	25	**(9)**	(50)	**58**	41
Investment earnings on assets in excess of policyholder liabilities	**35**	18	**15**	3	**14**	4	**64**	25
Net Profit after Income Tax	**71**	84	**46**	28	**5**	(46)	**122**	66

Australia

The Australian result for the year was $71 million, a reduction of $13 million or 15% on prior year.

Operating margins were $36 million a reduction of $30 million on the prior year, reflecting the write off of a significant asset in the first half of this year.

New Zealand

The profit contribution of the New Zealand business was $46 million, a 64% increase on the prior year.

The operating margin was $31 million, a 24% increase on the prior year. Adverse morbidity and disability claims and investment losses on annuity business impacted the prior period result. The current period result reflected favourable foreign exchange benefit and claims experience as a result of improved claims management, partly offset by higher than planned lapses. The lapse rate was however, below that experienced in the industry.

Asia

The Asian result for the year was $5 million compared with a loss of $46 million in the prior year.

Operating margins were a loss of $9 million compared with a prior year loss of $50 million. The improvement reflected the following:

- Stronger income stream as a result of the development of the pension fund administration business.
- One-off charges and new business losses, primarily in the Philippines, adversely impacted the prior year result.
- The current period result reflects improved expense control, particularly in maintenance expenses, and improved persistency compared with the prior year.

	Full Year Ended 30 June 2003				
Annual Inforce Premiums	**Opening Balance 30/06/02 $M**	**Sales/New Business $M**	**Lapses $M**	**Other Movements $M**	**Closing Balance 30/06/03 $M**
Personal	**581**	**128**	**(78)**	**(6)**	**625**
Group	**229**	**59**	**(30)**	**(3)**	**255**
Total	**810**	**187**	**(108)**	**(9)**	**880**
Australia	**527**	**128**	**(80)**	**-**	**575**
New Zealand	**187**	**43**	**(16)**	**7**	**221**
Asia	**96**	**16**	**(12)**	**(16)**	**84**
Total	**810**	**187**	**(108)**	**(9)**	**880**

Life Insurance Analysis (continued)

	Full Year Ended 30 June 2002				
Annual Inforce Premiums	Opening Balance 30/06/01 $M	Sales/New Business $M	Lapses $M	Other Movements $M	Closing Balance 30/06/02 $M
Personal	525	137	(81)	-	581
Group	189	62	(22)	-	229
Total	714	199	(103)	-	810
Australia	463	124	(60)	-	527
New Zealand	161	52	(26)	-	187
Asia	90	23	(17)	-	96
Total	714	199	(103)	-	810

Annual inforce premiums increased by $70 million or 9% on the prior year. This reflected an improvement in the lapse rate from 14.4% in the prior year to 13.3% in the current year.

The Bank's Australian market share of inforce premiums was 15.0% at March 2003, an increase from 14.9% at June 02 *(Source: Plan for Life)*.

Sovereign's market share of inforce premiums was 28.3% at April 2003, compared with 26.2% at June 2002. Market share of new business was stable at 27.0% *(Source ISI)*.

Shareholder Investment Returns

Shareholder Investment Returns	Full Year Ended 30/06/03 $M	30/06/02 $M	Increase/ (Decrease) %
Funds Management Business	13	12	8
Life Insurance Business	78	35	large
Shareholder Investment Returns before Tax	**91**	47	94
Taxation	**18**	14	29
Shareholder Investment Returns after Tax	**73**	33	large

Shareholder Investments Asset Mix (%)	Australia 30/06/03 %	New Zealand 30/06/03 %	Asia 30/06/03 %	Total 30/06/03 %
Local equities	27	1	17	22
International equities	7	12	-	6
Property	15	3	-	10
Other [1]	-	10	29	7
Subtotal	49	26	46	45
Fixed interest	11	19	54	20
Cash	40	55	-	35
Subtotal	51	74	54	55
Total	100	100	100	100

Shareholder Investments Asset Mix ($M)	Australia 30/06/03 $M	New Zealand 30/06/03 $M	Asia 30/06/03 $M	Total 30/06/03 $M
Local equities	561	5	89	655
International equities	141	45	1	187
Property	302	11	-	313
Other [1]	-	38	236	274
Subtotal	1,004	99	326	1,429
Fixed interest	235	72	283	590
Cash	778	209	-	987
Subtotal	1,013	281	283	1,577
Total	2,017	380	609	3,006

[1] Asia other primarily includes the excess of carrying value over net tangible assets

Life Company Valuations

The following table sets out the components of the carrying values of the Bank's life insurance and funds management businesses. These were Directors' valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.

In determining the carrying value, Directors have taken account of a number of market based factors which result in the adoption of a more conservative valuation that is $450 million lower at 30 June 2003 ($780 million lower at 31 December 2002; $748 million lower at 30 June 2002) than that determined by Trowbridge Deloitte. The Directors have considered the potential impacts to the appraisal value from continued volatility and uncertainty within world equity markets and the subdued levels of industry funds flows.

Some of the key factors allowed for within the Directors valuation at 31 December 2002, to reflect current market conditions, have now been incorporated into the Trowbridge Deloitte valuation at 30 June 2003. This has led to a reduction in the difference between the Directors valuation and the Trowbridge Deloitte valuation of $330 million.

	Funds	**Life Insurance**			
	Management	**Australia**	**New Zealand**	**Asia [1]**	**Total**
Carrying Value at 30 June 2003	**$M**	**$M**	**$M**	**$M**	**$M**
Shareholders net tangible assets	**754**	**1,264**	**380**	**608**	**3,006**
Value of inforce business	**1,123**	**245**	**191**	**4**	**1,563**
Embedded Value	**1,877**	**1,509**	**571**	**612**	**4,569**
Value of future new business	**3,596**	**79**	**278**	**24**	**3,977**
Carrying Value	**5,473**	**1,588**	**849**	**636**	**8,546**
(Decrease)/Increase in Carrying Value since 30 June 2002	**(110)**	**178**	**61**	**(163)**	**(34)**

	Funds	Life Insurance			
	Management	Australia	New Zealand	Asia [1]	Total
Analysis of Movement Since 30 June 2002	$M	$M	$M	$M	$M
Profits	208	71	46	5	330
Capital movements [2]	154	98	1	36	289
Dividends paid	(196)	(111)	-	-	(307)
Disposals/Acquisitions of business[3]	(110)	-	-	(20)	(130)
FX Movements	(4)	(3)	(1)	(92)	(100)
Change in Shareholders NTA	52	55	46	(71)	82
Acquired excess	129	-	-	-	129
Appraisal value (decrease)/uplift	(291)	123	15	(92)	(245)
(Decrease)/Increase to 30 June 2003	(110)	178	61	(163)	(34)

(1) The Asian life businesses were not held in the market value environment and were carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight-line basis over 20 years.

(2) Includes capital injections and movements in intergroup loans.

(3) Represents the purchase of management rights in CFS Retail Property Trust, the acquisition of Avanteos, investment in a Chinese funds management joint venture, disposal of some Colonial First State UK business and disposal of the Philippines life insurance business.

Life Company Valuations (continued)

Change in valuations

The valuations adopted have resulted in a total value reduction of $34 million since 30 June 2002. This comprised a reduction in carrying value of $222 million in the period 30 June 2002 to 31 December 2002, partly offset by an increase in value of $188 million in the period 31 December 2002 to 30 June 2003.

The main components of the reduction of $34 million between 30 June 2002 and 30 June 2003 comprised:

- A $82 million increase in net tangible assets as shown above.
- Acquired excess of $129 million primarily in relation to the merger of the Colonial First State Property Trust Group (CFT) with the Commonwealth Property Office Fund (CPA) and Gandel Retail Trust (GAN) ("the property trust merger").
- Appraisal value reduction of $245 million.

The capital movements in the current period primarily include an injection of capital into the funds management business in relation to the property trust merger.

The appraisal value reduction for the year of $245 million reflects:

- Uncertainty and low returns in world equity markets and their effect on industry flows.
- The performance of the business during the year.



Movement in Directors Valuations
9,000
8,800
8,600
8,400
8,200
8,000
7,800
7,600
7,400
7,200
7,000
8,580
129
75
(426)
8,358
201
(194)
181
8,546
-$222 million
+$188 million
Directors Valuation June 2002
Profit
Other capital mvmts
Reduction in value
Directors Valuation Dec 2002
Profit
Other capital mvmts
Uplift in value
Directors Valuation June 2003

Presentation of Financial Information

Definitions

In this annual report, the Bank presents its profit from ordinary activities after tax on a "statutory basis", which is calculated in accordance with Australian GAAP, and on a "cash basis". "Cash basis" is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift. "Cash basis" net profit after tax represents profit derived from business operating income and operating expenses after tax. The only items excluded from the net profit after tax are goodwill amortisation and appraisal value (reduction)/uplift. Management believes "cash basis" is a meaningful measure of the Bank's performance and provides the basis for the determination of the Bank's dividends. The goodwill amortisation is an annual accounting charge to profit, with amortisation principally over a 20-year period. The appraisal value reduction or uplift is a movement in the value of the funds management and life insurance businesses which in part is driven by external economic factors and markets, such as world equity markets and interest rates.

The Bank also presents its earnings per share on a statutory basis and on a cash basis. Earnings per share on a statutory basis are affected by the impact of changes in the appraisal value of our funds management and life insurance businesses. "Earnings per share (cash basis)" is defined by management as net profit after tax and outside equity interests, before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift, divided by the weighed average of the Bank's ordinary shares outstanding over the relevant period. This measure shows the "cash basis" net profit after tax, as described above, per share.

"Operating Expenses — included for the first time" refers to one-off costs associated with the strategic initiatives as outlined in the Bank's annual report for the year ended 30 June 2002 as well as additional share-based compensation following changes to the Bank's remuneration structures and policy. These one-off costs principally relate to restructuring expenses. "Operating expenses — included for the first time" plus "operating expenses — comparable businesses" is equal to the Australian GAAP measure "operating expenses". Management believes it is meaningful to highlight these items in an analysis of our results.

"Underlying profit" refers to profit after tax, cash basis, before operating expenses included for the first time and shareholder investment returns. "Underlying profit" is referred to across all our businesses. The underlying profit is the result of our core operating performance. Management believes it is meaningful to highlight the underlying profit in order to show performance on a comparable basis, in particular excluding the volatility of equity markets and restructuring expenses.

"Underlying" productivity ratios

- Exclude expenses included for the "first time".
- Exclude shareholder investment returns from funds management and life insurance income.
- Exclude policyholder tax from the funds management income and life insurance income lines.

In providing "underlying" productivity ratios, comparatives for the prior period have also been adjusted. "Underlying" productivity ratios have been presented to provide what management believes to be a more relevant presentation of our productivity ratios. Management believes that these adjustments enable comparison of our productivity ratios from period to period to be more meaningful as it reflects our core operating performance.

Integrated Risk Management

Risk Management

The integrated risk management framework identifies, assesses, manages and reports risks and risk adjusted returns on a consistent and reliable basis.

Independent review is carried out through the audit role.

The Group's risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic equity required.

"Economic equity" is defined as the potential risk of loss of one year's earnings, measured at a standard consistent with an AA credit rating.

Economic equity is derived from underlying exposures to credit, market, operational and life insurance risks in the banking, life insurance and funds management businesses of the Group. In the banking business, economic equity is a measure of the potential risk of loss of cash earnings. In the life insurance and funds management businesses, economic equity is a measure of the potential risk of loss of the fair value of the business.

The composition of economic equity of the Group during the financial year ended 30 June 2003 was 53% credit risk, 13% market risk, 33% operational risk and 1% insurance risk.

The component measures of economic equity for the banking, life insurance and funds management businesses were as follows:

- Banking; 76% credit risk, 4% market risk and 20% operational risk.
- Life insurance; 41% market risk, 53% operational risk, 3% credit risk and 3% insurance risk.
- Funds Management; 10% market risk and 90% operational risk.

The following sections describe the integrated risk management framework components.

Credit Risk

Credit risk is the potential for loss arising from failure of a debtor or counterparty to meet their contractual obligations.

Credit risk arises in the banking business from lending activities, the provision of guarantees including letters of credit and commitments to lend, investment in bonds and notes and financial markets transactions and other associated activities. In the life insurance business credit risk arises from investment in bonds and notes, loans and from reliance on reinsurance. The funds management business does not generally involve credit risk from a shareholder perspective.

The measurement of credit risk is based on an internal credit risk rating system, and utilises analytical tools to calculate expected and unexpected loss for the credit portfolio.

The Group uses a diversified portfolio approach for the management of credit risk (refer also Note 14) comprised of the following:

- A system of industry limits and targets for exposures by industry;
- A process for considering the risk associated with correlations between large exposures;
- A large credit exposure policy for aggregate exposures to individual commercial and industrial client groups tiered by credit risk rating and loan duration; and
- A system of country limits for geographic exposures.

These policies assist in the diversification of the credit portfolio.

The credit portfolio is managed in two distinct segments:

- Statistically Managed Segment
  Comprises exposures that are generally less than $250,000 and is dominated by the housing loan portfolio. Other products in this segment are credit cards, personal loans and some leasing business. Credit facilities are approved using scoring and check sheet techniques.
- Risk Rated Segment
  Comprises all other credit exposures. Management is based on the internal credit risk rating system, which makes an assessment of the potential for default for each exposure and the amount of loss if default should occur.

Allowance for expected credit loss in the banking business commences when an exposure first arises. The expected loss is re-assessed on a regular basis and provisioning adjusted accordingly.

A centralised exposure management system records all significant credit exposures of the Group. Customers, industry, geographic and other significant groupings of exposure are regularly monitored.

A centralised portfolio model is used to assess risk and return on an overall portfolio basis and for segments of the portfolio. The model also assists in determining economic equity and general provision requirements, and credit portfolio stress testing.

Market Risk

Market risk is the potential for change in the value of on and off balance sheet positions caused by a change in the value, volatility or relationship between market rates and prices.

Market risk arises from the mismatch between assets and liabilities in both the banking and insurance businesses and from controlled trading undertaken in pursuit of profit. The Group is exposed to diverse financial instruments including interest rates, foreign currencies, equities and commodities and transacts in both physical and derivative instruments.

A discussion and analysis of the Group's market risk is contained in Note 39 to the financial statements. Information on trading securities is further contained in Note 10 of the financial statements. Note 2 of the financial statements contains financial markets trading income contribution to the Group.

In the trading book of the banking business, market risk is measured by a value-at-risk (VaR) model. This model uses the distribution of historical changes in market prices to assess the potential for future losses. The VaR model takes into account correlations between risks and the potential for movements in one portfolio to offset movements in another. Actual results are backtested to check the validity of the VaR model.

In addition, because the VaR model cannot encompass all possible outcomes, tests covering a variety of stress scenarios are regularly performed to simulate the effect of extreme market conditions.

Integrated Risk Management (continued)

The following table provides a summary of VaR by product. This is one element of the total integrated risk model used by the Group. Refer Note 39 to the financial statements for further details.

	Average VaR During June 2003 Half Year $M	Average VaR During December 2002 Half Year $M	Average VaR During June 2002 Half Year $M	Average VaR During December 2001 Half Year $M
Group (excluding ASB Bank)				
Interest rate risk	**3.43**	3.37	3.23	2.60
Exchange rate risk	**1.31**	1.47	2.07	1.54
Implied volatility risk	**0.62**	0.59	0.59	0.48
Equities risk	**0.73**	0.32	0.42	0.47
Commodities risk	**0.32**	0.35	0.31	0.48
Prepayment risk	**0.38**	0.30	0.21	0.32
ASB Bank	**0.15**	0.19	0.17	0.14
Diversification benefit	**(2.32)**	(2.14)	(2.39)	(2.45)
Total	**4.62**	4.45	4.61	3.58

Trading income for 30 June 2003 increased by 2.7% over 30 June 2002 without a significant increase in the VaR during the period.

In the non-traded book of the banking business, a range of techniques is adopted to measure market risk. These include simulation of the effects of market price changes on assets and liabilities for business activities where there are no direct measures of the effects of market prices on those activities.

Liquidity risk is the risk that assets cannot be liquidated in time to meet maturing obligations. Limits are set to ensure that holdings of liquid assets do not fall below prudent levels. The liquid assets held are assets that are eligible for repurchase by the Reserve Bank of Australia (over and above those required to meet the Real Time Gross Settlement obligations), certificates of deposits and bills of exchange accepted by other banks and overnight interbank loans. More detailed comments on the Bank's liquidity and funding risks are provided in Note 39.

Market risk in the life insurance business arises from mismatches between assets and liabilities. Guaranteed returns are offered on some classes of policy. These liabilities may not be capable of being easily hedged through matching assets. In addition, market risk may arise from adverse movements in market prices affecting fee income on investment-linked policies and from the returns obtained from investing the shareholders' capital held in each life company.

Wherever possible, the Bank segregates policyholder funds from shareholder funds and sets investment mandates that are appropriate for each. The investment mandates for assets in policyholder funds attempt to match asset characteristics with the nature of policy obligations. The ability to match asset characteristics with policy obligations may be constrained by a number of factors including regulatory constraints, the lack of suitable investments as well as by the nature of the policy liabilities themselves.

A large proportion of the policyholder assets is held for investment linked policies where the policyholder takes the risk of falls in the market value of the assets. However, as the Bank earns fees on investment linked policies that are based on the amount of assets invested, it may receive lower fees should markets fall. Asset allocation for investment linked policies is decided by the policyholder.

A smaller proportion of policyholder assets is held to support policies where life companies have guaranteed either the principal invested or the investment return ('guaranteed policies'). Investment mandates for these classes of policies emphasise investment in lower volatility assets such as cash and fixed interest. The Bank no longer sells guaranteed policies in Australia or New Zealand but they continue to be sold in Asia. The Australian and New Zealand books of in force business contain guaranteed policies sold in the past and on which it continues to collect premiums.

Thus, it is likely to be several years before the Australian and New Zealand inforce book of guaranteed policies will decline significantly as the policy payments on maturing policies continues to be offset by the premium income on the remaining policies. Some guaranteed policies were sold on the basis of profits being shared between policyholders and shareholders. Profits are allocated to policyholders by the declaration of 'bonuses'. Bonuses may be declared annually ('annual bonuses') or upon maturity of the policy ('terminal bonuses'). Once declared, annual bonuses form part of the guaranteed sum assured.

Shareholders' funds in the life insurance business are on average invested 50% in income assets (cash and fixed interest) and 50% in growth assets (shares and property), although the asset mix varies from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the shareholder at undue risk.

Market risk in the funds management business is the risk that an adverse movement in market prices will result in a reduction of that element of fee income related to earnings performance.

Liquidity risk is not a significant issue in life insurance companies. The life insurance companies in the Bank hold substantial investments in highly liquid assets such as listed shares, government bonds and bank deposits and continue to receive substantial premium income. Furthermore, processing time for claims and redemptions enables each company to forecast and manage its liquidity needs with a high degree of accuracy.

Integrated Risk Management (continued)

Operational and Strategic Business Risk

The Group's operational and strategic business risk management framework supports the achievement of the Group's financial and business goals.

Operational Risk is defined as the risk of economic gain or loss resulting from:

- Inadequate or failed internal processes and methodologies,
- People,
- Systems, or from
- External events.

Strategic Business Risk is defined as the risk of economic gain or loss resulting from changes in the business environment caused by the following factors:

- Economic,
- Competitive,
- Social trends, or
- Regulatory.

Business owners throughout the Group are responsible for the identification, assessment and treatment of these risks. These business owners are supported by the Group's framework consisting of a governance structure, a suite of risk mitigating policies, a measurement methodology and skilled operational risk professionals embedded throughout the Group.

The Bank's operational risk measurement methodology provides the basis for the expert assessment of individual risk exposures and the calculation of operational risk economic equity.

Economic capital for the banking business is calculated using a quantitative-based expert assessment of individual operational risk scenarios. For the life insurance and funds management businesses economic capital is calculated using worst-case scenarios that impact upon business risk factors such as pricing, margins and business volumes.

The Group continues to benchmark and monitor its insurance risk transfer program for efficiency and effectiveness. This is primarily achieved through a methodology to optimise total shareholder returns in determining the most appropriate blend of insurance risk transfer and economic capital.

Insurance Risk

There are two risk types that are considered to be unique to life insurance businesses. These are the risks that the incidence of mortality (death) and morbidity (illness and injury) claims are higher than assumed when pricing life insurance policies, or is greater than best estimate assumptions used to determine the fair value of the business.

Insurance risk may arise through reassessment of the incidence of claims, the trend of future claims and the effect of unforeseen diseases or epidemics. In addition, in the case of morbidity, the time to recovery may be longer than assumed. Insurance risk is controlled by ensuring underwriting standards adequately identify potential risk, retaining the right to amend premiums on risk policies where appropriate and through the use of reinsurance. The experience of the Group's life insurance business and those of the industry as a whole are reviewed annually.

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. The Bank enters into derivatives transactions including swaps, forward rate agreements, futures, options and combinations of these instruments. The sale of derivatives to customers as risk management products and their use for trading purposes is integral to the Group's financial markets activities. Derivatives are also used to manage the Group's own exposure to market risk. The Bank participates in both exchange traded and OTC derivatives markets.

Exchange traded derivatives:

Exchange traded derivatives are executed through a registered exchange, for example the Sydney Futures Exchange and the Australian Stock Exchange. The contracts have standardised terms and require lodgment of initial and variation margins in cash or other collateral at the Exchange, which guarantees ultimate settlement.

OTC traded derivatives:

The Bank buys and sells financial instruments that are traded 'over-the-counter', rather than on recognised exchanges. The terms and conditions of these transactions are negotiated between the parties, although the majority conform to accepted market conventions. Industry standard documentation is used, most commonly in the form of a master agreement supported by individual transaction confirmations. The documentation protects the Group's interests should the counterparty default, and provides the ability to net outstanding balances in jurisdictions where the relevant law allows.

The Group's exposure to derivatives is disclosed in Note 39 Market Risk.

Off Balance Sheet Arrangements

The Group is involved with a number of special purpose entities in the ordinary course of business, primarily to provide funding and financial services to our customers. Under Australian GAAP these entities are consolidated in the financial statements if they meet the criteria of control. The definition of control depends upon substance rather than form, and accordingly, determination of the existence of control involves management judgment. The Group has no off balance sheet financing entities that it is considered to control.

As detailed in Note 1 (jj), the Group conducts a Loan Securitisation program through which it packages and sells loans as securities to investors. Liquidity facilities are provided at arm's length to the program by the Group in accordance with the APRA Prudential Guidelines. These liquidity facilities are disclosed within Contingent Liabilities as commitments to provide credit.

Business Continuity Management

Business Continuity Management (BCM) within the Group involves the development, maintenance and testing of advance action plans to respond to defined risk events. This ensures that business processes continue with minimal adverse impact on customers, staff, products, services and brands.

BCM constitutes an essential component of the Group's risk management process by providing a controlled response to potential operational risks that could have a significant impact on the Group's critical processes and revenue streams. It includes both cost-effective responses to mitigate the impact of risk events or disasters and crisis management plans to respond to crisis events.

Each division in the Group has developed, tested and maintained Business Continuity Plans. A comprehensive BCM education program has been implemented to embed BCM methodologies and capability throughout the Group.

Description of Business Environment

Competition

The Australian banking market is highly transparent and competitive. The banks, life companies and non-bank financial institutions compete for customer deposits, the provision of lending, funds management, life insurance and other financial services.

In all there were 45 banking groups operating in Australia at 30 June 2003. Banks in Australia can be divided into the following categories: Australian owned banks, foreign bank subsidiaries and branches of foreign owned banks.

Among the Australian owned banks (of which there are 13) the four largest (CBA, NAB, Westpac and ANZ) are typically referred to as Australia's major banks. Each of the major banks offers a full range of financial products and services through branch networks across Australia.

Of the other Australian owned banks, there are 5 regional banks. Each of these had their origins as a building society and their operations were initially largely state based. While the smaller of the regional banks have typically limited their activities to servicing customers in a particular state or region, they are now targeting interstate customers and expanding their operations across state borders. Their growth in mortgage lending has been facilitated by the proliferation of non-bank mortgage originators and brokers. The larger regional banks now operate in several states, if not nationally. Over recent years the regional banking sector has undergone substantial consolidation with several of these institutions amalgamating with other regional banks or being acquired by major banks.

There are 12 foreign owned banks operating in Australia through a locally incorporated subsidiary. An additional 20 banks conduct operations through a foreign bank branch. While many foreign banks operating in Australia initially focussed their activities on the provision of banking services to the Australian clients of their overseas parent bank, most have now diversified their operations, offering local clients a broad range of financial products and services. Foreign bank branches in Australia are not able to offer retail deposit and transaction accounts to customers. Five foreign banks are represented in Australia by both a locally incorporated subsidiary and a branch.

Non-bank financial intermediaries such as building societies and credit unions compete strongly in the areas of accepting deposits and residential mortgage lending, mainly for owner-occupied housing. These state-based institutions are also making headway in achieving multi-state coverage, partly encouraged by a more accommodating regulatory environment.

A further development over recent years has been the establishment of local single branch banks collectively referred to as 'community banks'. Under this model, the local community effectively purchases, from a regional bank, the right to operate a franchise of the bank but within the auspices of the regional bank's banking authority. The presence of community banks has added another dimension to the competitive dynamics of the market.

In addition, international fund managers and global investment banks are also increasing their presence in Australia.

Changes in the financial needs of consumers, deregulation, and technology developments have also changed the mode of competition. In particular, the development of electronic delivery channels and the reduced reliance on a physical network facilitate the entry of new players from related industries, such as retailers, telecommunication companies and utilities. Technological change has provided opportunities for new entrants with differing combinations of expertise and has enabled the unbundling of the value chain.

Another significant factor in disintermediation in Australia has been the substantial growth in funds under management, especially within the superannuation (pension funds) industry. Future growth will be underpinned by the Australian Government's continued encouragement of long-term saving through superannuation, a mandatory superannuation guarantee levy on employers and by means of taxation concessions. This growth potential continues to attract new entrants to this market.

The pool of capital represented by funds under management provides an alternative source of capital to bank finance for borrowers. The corporate bond market in Australia has benefited from the growth in funds under management with many of the major Australian corporates directly accessing capital markets in Australia and around the world. The Bank, in competition with numerous domestic and foreign banks, is actively involved as an originator of corporate debt in the capital markets, especially in the Euro-AUD and Euro-NZD sector, and in the creation of new financing structures including as arranger and underwriter in major infrastructure projects undertaken by the corporate sector.

Like Australia, the New Zealand banking system is characterised by strong competition. The Group's activities in New Zealand are conducted through ASB Group. Banks in New Zealand are free to compete in almost any area of financial activity. As in Australia, there is strong competition with non-bank financial institutions in the areas of funds management and the provision of insurance.

New Zealand banking activities are led by five financial services groups, all owned by UK or Australian-based banks operating through nationwide branch networks.

The Group's major competitors in New Zealand are ANZ, Bank of New Zealand (a wholly-owned subsidiary of NAB), National Bank of New Zealand (a wholly-owned subsidiary of Lloyds Bank plc) and Westpac Trust (a wholly-owned subsidiary of Westpac). In addition, there are several financial institutions operating largely in the wholesale banking sector including Deutsche Bank and AMP (Australia's largest insurance group).

Through its wholly owned subsidiary Sovereign Group, ASB Group also competes in the New Zealand insurance and investment market, where Royal Sun Alliance and Tower Corporation are major competitors.

Following the acquisition of Colonial Ltd in June 2000, the Group's retail operations were extended into the United Kingdom, numerous Asian markets and the Fiji Islands; in these markets, the Bank competes directly with established providers.

Financial System Regulation

Australia has by international standards a high quality system of financial regulation by international standards. Following a comprehensive inquiry into the Australian financial system (the 'Wallis Inquiry'), the Australian Government introduced a new framework for regulating the financial system. The previous framework, which applied regulations according to the type of institution being regulated, resulted in similar products being regulated differently. The new functional approach regulates products consistently regardless of the particular type of institutions providing them.

Since July 1998, the new regulatory arrangements have comprised four separate agencies: The Reserve Bank of Australia, the Australian Prudential Regulation Authority, the Australian Securities and Investments Commission and the Australian Competition and Consumer Commission. Each of these agencies has system wide responsibilities for the different objectives of government oversight of the financial system. A description of these agencies and their general responsibilities and functions is set out below.

Reserve Bank of Australia (RBA) - is responsible for monetary policy, financial system stability and regulation of the payments system.

Australian Prudential Regulation Authority (APRA) – has comprehensive powers to regulate prudentially banks and other deposit-taking institutions, insurance companies and superannuation (pension funds). Unless an institution is authorised under the Banking Act 1959 or exempted by APRA, it is prohibited from engaging in the general business of deposit-taking.

Australian Securities and Investments Commission (ASIC) – has responsibility for market conduct, consumer protection and corporate regulation functions across the financial system including for investment, insurance and superannuation products and the providers of these products.

Australian Competition and Consumer Commission (ACCC) – has responsibility for competition policy and consumer protection across all sectors of the economy.

Consistent with its functional approach to regulation, the Wallis Inquiry proposed a single licensing regime for financial sales, advice and dealings in relation to financial products, consistent and comparable financial product disclosure and a single authorisation procedure for financial exchanges and clearing and settlement facilities. The Financial Services Reform Act 2001 enacted these proposals and when it comes into force in March 2004 should facilitate innovation and promote business while at the same time ensuring adequate levels of consumer protection and market integrity.

The Government is expected to pass into law this year a package of proposals (known as CLERP 9) dealing with audit regulation and corporate disclosure designed to ensure Australia has an effective regulatory and disclosure framework that provides the structures and incentives for a fully informed market.

Supervisory Arrangements

The Bank is an authorised deposit-taking institution under the Banking Act and is subject to prudential regulation by APRA as a bank.

In carrying out its prudential responsibilities, APRA closely monitors the operations of banks to ensure that they operate within the prudential framework it has laid down and that they follow sound management practices.

APRA currently supervises banks by a system of off-site examination. It closely monitors the operations of banks through the collection of regular statistical returns and regular prudential consultations with each bank's management. APRA also conducts a program of specialised on-site visits to assess the adequacy of individual banks' systems for identifying, measuring and controlling risks associated with the conduct of these activities.

In addition, APRA has established arrangements under which each bank's external auditor reports to APRA regarding observance of prudential standards and other supervisory requirements.

The prudential framework applied by APRA is embodied in a series of prudential standards including:

Capital Adequacy

Under APRA capital adequacy guidelines, Australian banks are required to maintain a ratio of capital (comprising Tier 1 and Tier 2 capital components) to risk weighted assets of at least 8%, of which at least half must be Tier 1 capital. These guidelines are generally consistent with those agreed upon by the Basel Committee on Banking Supervision. From 1 July 2003, a new Level 3 capital requirement (prescribed by APRA) is being introduced for conglomerate groups. For information on the capital position of the Bank, see Note 31 Capital Adequacy.

Funding and Liquidity

APRA exercises liquidity control by requiring each bank to develop a liquidity management strategy that is appropriate for itself. Each policy is formally approved by APRA. A key element of the Group's liquidity policy is the holding of a stock of high quality liquid assets to meet day to day fluctuations in liquidity. The liquid assets held are assets that are available for repurchase by the RBA (over and above those required to meet the Real Time Gross Settlement (RTGS) obligations, AUD CDs/Bills of other banks and AUD overnight interbank loans). More detailed comments on the Group's liquidity and funding risks are provided in Note 39.

Large Credit Exposures

APRA requires banks to ensure that, other than in exceptional circumstances, individual credit exposures to non-bank, non-government clients do not exceed 25% of the capital base (prior to 1/7/03 the limit was 30%). Exposure to authorised deposit taking institutions (ADIs) is not to exceed 50% of the capital base. Prior notification must be given to APRA if a bank intends to exceed these limits. For information on the Bank's large exposures refer to Note 14 to the Financial Statements.

Ownership and Control

In pursuit of transparency and risk minimisation, the Financial Sector (Shareholding) Act 1998 embodies the principle that regulated financial institutions should maintain widespread ownership. The Act applies a common 15% shareholding limit for authorised deposit taking institutions, insurance companies and their holding companies. The Treasurer has the power to approve acquisitions exceeding 15% where this is in the national interest, taking into account advice from the Australian Competition and Consumer Commission in relation to competition considerations and APRA on prudential matters. The Treasurer may also delegate approval powers to APRA where one financial institution seeks to acquire another.

The Government's present policy is that mergers among the four major banks will not be permitted until the Government is satisfied that competition from new and established participants in the financial industry, particularly in respect of small business lending, has increased sufficiently.

Proposals for foreign acquisition of Australian banks are subject to approval by the Treasurer under the Foreign Acquisitions and Takeovers Act 1975.

Banks' Association With Non-Banks

There are formal guidelines (including maximum exposure limits applicable from 1/7/03) that control investments and dealings with subsidiaries and associates. A bank's equity associations with other institutions should normally be in the field of finance. APRA has expressed an unwillingness to allow subsidiaries of a bank to exceed a size which would endanger the stability of the parent. No bank can enter into any agreements or arrangements for the sale or disposal of its business, or effect a reconstruction or carry on business in partnership with another bank, without the consent of the Commonwealth Treasurer.

Supervision of Non-Bank Group Entities

The life insurance company and general insurance company subsidiaries of the group also come within the supervisory purview of APRA.

APRA's prudential supervision of both life insurance and general insurance companies is exercised through the setting of minimum standards for solvency and financial strength to ensure obligations to policyholders can be met.

General insurance companies are subject to prudential standards covering capital adequacy, liability valuation, risk management and reinsurance arrangements.

The financial condition of life insurance companies is monitored through regular financial reporting, lodgment of audited accounts and supervisory inspections. Compliance with APRA regulation for general insurance companies is monitored through regular returns and lodgment of an audited annual return.

Critical Accounting Policies and Estimates

The Notes to the Financial Statements contain a summary of the Group's significant accounting policies. Certain of these policies are considered to be more important in the determination of the Group's financial position, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by a Committee of the Board.

These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and market valuations of life insurance controlled entities. An explanation of these policies and the related judgements and estimates involved is set out below.

Provisions for Impairment

Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses.

Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.

Specific Provisions

Specific provisions are maintained where full recovery of principal is considered doubtful.

Specific provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken.

Specific provisions (in bulk) are also made against each statistically managed segment to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against emerging credit risks identified in specific segments in the credit risk rated managed portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.

Specific provisions are provided for from the general provision.

All facilities subject to a specific provision for impairment are classified as non-accrual, as set out in Note 15.

General Provision

The general provision represents management's estimates of non-identifiable probable losses and latent risks inherent in the overall portfolio of loans and other credit transactions.

The evaluation process is subject to a series of estimates and judgements.

In the Credit Risk Rated Managed segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.

In the Statistically Managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered.

In addition management considers overall indicators of portfolio performance, quality and economic conditions.

Changes in these estimates could have a direct impact on the level of provision determined.

The amount required to bring the general provision to the level assessed is taken to profit and loss as set out in Note 13.

Life Insurance Policyholder Liabilities

Life Insurance policy liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.

All policyholder liabilities are recognised in the Statement of Financial Position and are measured at net present values or, if not materially different, on an accumulation basis after allowing for acquisition expenses. They are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.

The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:

- Business assumptions including:
  - amount, timing and duration of claims/policy payments;
  - policy lapse rates; and
  - acquisition and long term maintenance expense levels;
- Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and
- Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.

The determination of assumptions relies on making judgements on variances from long-term assumptions. Where experience differs from long term assumptions:

- Recent results may be a statistical aberration; or
- There may be a commencement of a new paradigm requiring a change in long term assumptions.

Description of Business Environment (continued)

The Group's actuaries arrive at conclusions regarding the statistical analysis using their experience and judgement.

Additional information on the accounting policy is set out in Note 1 (jj) Life Insurance Business, and Note 34 Life Insurance Business details the key actuarial assumptions.

Market Valuation of Life Insurance Controlled Entities

Interests in controlled entities held by the life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at market value.

On consolidation the investment in controlled entities is eliminated and the excess of market value of controlled entities over their underlying net assets is separately recognised in Other Assets (Note 21) on the balance sheet as 'Excess of Net Market Value over Net Tangible Assets of Life Insurance Controlled Entities'. This amount is assessed periodically as part of the valuation of investments with changes in value taken to profit. This excess does not require amortisation in the financial statements.

Appraisal valuations are used to assist the directors in setting the market value. There are several key economic and business assumptions involved in the appraisal valuations, the selection of which involves actuarial judgement.

Economic assumptions are the long term view on key economic drivers and comprise investment earnings rates, risk discount rates and inflation. The economic assumptions are reviewed as a suite to take account of the correlation between the movements in each factor.

Business assumptions relate to the performance of the Group's businesses, both stand alone and relative to the market. These assumptions are only altered when there is a long-term change in views, which is supported by clearly discernible trends. The assumption setting process is similar to that used for Margin on Services policyholder liabilities. The major business assumptions for life businesses are:

- Sales/new business
- Claims
- Persistency
- Expenses

The major business assumptions for funds management businesses are:

- Sales/new business
- Margins/business mix
- Redemptions
- Cost to income ratio

Details of the key assumptions used in the valuations are set out in Note 34 Life Insurance Business.

International Accounting Standards

The Financial Reporting Council has announced a decision to support the adoption by Australia of International Accounting Standards (IAS) by 1 January 2005. The Bank will be required to adopt these standards for the financial year commencing 1 July 2005. The major new IAS standards that are expected to most impact the Bank are in the areas of financial instruments, goodwill, pension accounting and insurance contracts. A project has been established to identify all issues associated with these accounting standard changes. It is too early in the process to estimate the full financial effect of these new accounting requirements.

Corporate Governance

Board of Directors

Charter

The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:

- The corporate governance of the Bank, including the establishment of Committees;
- Oversight of the business and affairs of the Bank by:
  - establishing, with management, the strategies and financial objectives;
  - approving major corporate initiatives;
  - establishing appropriate systems of risk management; and
  - monitoring the performance of management;
- Communicating with shareholders and the community, results of, and developments in, the *operations of the Bank;*
- Appointment of the Chief Executive Officer; and
- Approval of the Bank's major HR policies and overseeing the development strategies for senior and high performing executives.

There is in place a comprehensive set of management delegations to allow management to carry on the business of the Bank.

Composition

There are currently 12 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors report.

Membership of the Board and Committees is set out below:

DIRECTOR	BOARD MEMBERSHIP		COMMITTEE MEMBERSHIP			
			Nominations	Remuneration	Audit	Risk
J T Ralph, AC	Non-executive, Independent	Chairman	Chairman	Chairman		Chairman
J M Schubert	Non-executive, Independent	Deputy Chairman	Member		Chairman	
D V Murray	Executive	Chief Executive Officer				Member
N R Adler, AO	Non-executive, Independent				Member	
R J Clairs, AO	Non-executive, Independent			Member		
A B Daniels, OAM	Non-executive, Independent			Member		
C R Galbraith, AM	Non-executive, Independent					Member
S C Kay	Non-executive, Independent					Member
W G Kent, AO	Non-executive, Independent					Member
F D Ryan	Non-executive, Independent				Member	
F J Swan	Non-executive, Independent		Member			Member
B K Ward	Non-executive, Independent				Member	

Ms S C Kay was appointed as a non-executive Director on 5 March 2003. In accordance with the Bank's Constitution and the ASX Listing Rules, she will stand for election at the Annual General Meeting to be held on 31 October 2003.

The Constitution of the Bank specifies that –

- The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;
- The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board have determined that for the time being, the number of directors shall be 12; and
- At each Annual General Meeting one-third of Directors (other than the chief executive officer) shall retire from office and may stand for re-election.

The Board have established a policy that, with a phasing in provision for existing Directors, the term of directors' appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years). Directors do not stand for re-election after attaining the age of 70.

Independence

The Board regularly assesses the independence of each Director. For this purpose an independent Director is a non-executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of unfettered and independent judgment.

In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank's policies.

Each Director may from time to time have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out in the Directors' Report and on the Bank's website. Full details of related party dealings are set out in notes to the Company's accounts as required by law.

All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board have taken into account (in addition to the matters set out above):

- The specific disclosures made by each Director as referred to above;
- Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;
- That no Director is, or has been associated directly with, a substantial shareholder of the Bank;
- That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;
- That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and
- That no non-executive Director personally carries on any role for the Bank otherwise than as a Director of the Bank.

The Bank does not consider that term of service on the Board is a factor affecting a Director's ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board have established a policy limiting Directors' tenures to ensure that skill sets remain appropriate in a dynamic industry.

Education

Directors participate in an induction programme upon appointment and in a refresher programme on a regular basis. The Board have established a programme of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank's operations.

Review

The Board have in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every 2 years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review includes an assessment of the performance of each Director.

After consideration of the results of the performance assessment, the Board will determine its endorsement of the Directors to stand for re-election at the next Annual General Meeting.

The non-executive Directors meet at least annually, without management, in a forum intended to allow for an open discussion on Board and management performance. This is in addition to the consideration of the Chief Executive Officer's performance and remuneration which is conducted by the Board in the absence of the Chief Executive Officer.

The Chairman meets annually with the senior executive team to discuss with them the Board's performance and level of involvement from their perspective.

Selection of Directors

The Nominations Committee have developed a set of criteria for director appointments which have been adopted by the Board. The criteria set the objective of the Board as being as effective, and preferably more effective than the best boards in the comparable peer group. These criteria, which are reviewed annually, ensure that any new appointee is able to contribute to the ongoing effectiveness of the Board, have the ability to exercise sound business judgment, to think strategically and have demonstrated leadership experience, high levels of professional skill and appropriate personal qualities.

The Committee regularly reviews the skill base and experience of existing Directors to enable identification of attributes required in new Directors.

An executive search firm is engaged to identify potential candidates based on the identified criteria.

Candidates for appointment as Directors are considered by the Nominations Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of shareholders.

On appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment.

Policies

Board policies relevant to the composition and functions of Directors include:

- The Board will consist of a majority of independent non-executive Directors and the membership of the Nominations, Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors.
- The Chairman will be an independent non-executive Director who should also chair the Nominations, Remuneration and Risk Committees. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman.
- The Board will generally meet monthly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board

meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually.

- The Board have an agreed policy on the circumstances in which Directors are entitled to obtain access to company documents and information and to meet with management.
- The Bank have in place a procedure whereby, after appropriate consultation, directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as directors. The policy of the Bank provides that any such advice is made available to all Directors.

Ethical Standards

Conflicts of Interest

In accordance with the Constitution and the Corporations Act 2001, Directors disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001 any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter.

Share Trading

The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.

The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. These periods include between 3 and 30 days after the announcement of half yearly and final results and from 3 days after release of the annual report until 30 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.

In addition, Bank policy prohibits:

- For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and
- For executives, any trading (including hedging) in positions prior to vesting of shares or options.

Remuneration Arrangements

Remuneration Committee

The Board have established a Remuneration Committee to:

- Consider changes in remuneration policy likely to have a material impact on the Group;
- Consider senior executive appointments;
- Determine remuneration for senior management; and
- Be informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Group.

The policy of the Board is that the Committee shall consist entirely of independent non-executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

The Committee have an established work plan which allows it to review all major human resource policies, strategies and outcomes.

Director Remuneration

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided between the directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. The latest determination was at the Annual General Meeting held on 28 October 1999 when shareholders approved an aggregate remuneration of $1,500,000 per year. The Nominations Committee reviews the fees payable to non-executive Directors. Details of individual Directors' remuneration are set out in Note 45. Directors' fees do not incorporate any bonus or incentive element.

In August 2000, the Board approved the introduction of the Non-Executive Directors' Share Plan which requires the acquisition of shares by non-executive Directors at market price through the mandatory application of 20% of their annual fees. Details of this Plan were set out in the Notice of Meeting to the 2000 Annual General Meeting.

In July 2002, the Board discontinued the retirement scheme which provided for benefits to be paid to non-executive Directors. The terms of this scheme, which were approved by shareholders at the 1997 Annual General Meeting, allowed for a benefit on a pro rata basis to a maximum of four years' total emoluments after 12 years' service. The entitlements of the non-executive Directors at the time of discontinuance will not be affected but no new members after that time will be admitted to the scheme.

Chief Executive Officer Remuneration

The remuneration of Mr Murray (Chief Executive Officer) is fixed by the Board, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001, with remuneration subject to review, from time to time, by the Board.

Executive Remuneration

The Group's Policy in respect of executives is that:

- Remuneration will be competitively set so that the Group can attract, motivate and retain high calibre local and international executive staff;
- Remuneration will incorporate, to a significant degree, variable pay for performance elements, both short term and long term focused as appropriate, which will:
  - reward executives for Group, business unit and individual performance against appropriate benchmarks and targets;
  - align the interests of executives with those of shareholders;
  - link executive reward with the strategic goals and performance of the Group; and
  - ensure total remuneration is competitive by market standards.
- Remuneration will be reviewed annually by the Remuneration Committee through a process that considers Group, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices;

- Remuneration systems will complement and reinforce the Group's leadership and succession planning systems; and
- Remuneration and terms and conditions of employment will be specified in an individual contract of employment and signed by the executive and the Bank. The relationship of remuneration, potential short term incentive and long term incentive payments is established for each level of executive management by the Remuneration Committee. For managers within the Bank potential incentive payments as a proportion of total potential remuneration increases with level in the organisation. The structure for some specialists differs from that which applies generally to executive management.

Incentive payments for executives, including the Chief Executive Officer, are related to performance. Short term incentives actually paid depend on the extent to which operating targets set at the beginning of the financial year are achieved. Half of the short term incentive earned is paid in cash and the balance in two instalments at yearly intervals in shares. These instalments are only paid if the Executive is still in the employ of the Bank on the relevant dates.

Vesting of options and shares allocated under the long term incentive plan is directly related to shareholder value, measured by Total Shareholder Return over a minimum 3 year period, which requires the return to be equal to or higher than the average return of peer institutions for vesting to occur.

As approved by the shareholders at the 2000 Annual General Meeting, vesting of options and restricted shares allocated to executives is dependent on the Bank meeting the performance hurdles in the plan.

The Bank has restructured its long-term executive incentive plan, effective from the beginning of the 2003 financial year. Previously half the value of long term incentive benefits under the shareholder approved Bank's Equity Reward Plan were paid in options, valued on the Black-Scholes method, and the other half in Performance shares valued at market price at the date of allocation. These options and shares only vest to the executive provided the prescribed performance hurdles are met. From the beginning of the 2003 financial year options have been eliminated from the remuneration package of executives and the total value of the long term incentives allocated under the Equity Reward Plan from that date is in the form of Reward shares.

A further change introduced is that whereas previously allocated options and shares vested upon the average Total Shareholder Return of peer institutions being exceeded, a sliding scale has been introduced so that 50% of allocated shares vest if the Bank's TSR is equal to the average return, 75% vest at the 67th percentile in the index and 100% when the return exceeds the 75th percentile, ie. when the Bank's return is in the top quartile.

Options and shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met or they lapse.

Currently, restricted shares purchased on market to satisfy incentives earned by executives are charged against profit and loss as are incentives paid in cash and in deferred shares. As from the beginning of the 2003 financial year, total remuneration, which includes the full cost of the plan and also the distribution of shares to employees under the ESAP, have been expensed against profits.

Details of the remuneration paid to the Chief Executive Officer and the five highest paid other members of the senior executive team who were officers of the Bank at 30 June 2003 are set out in Note 46.

Audit Arrangements

Audit Committee

The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:

- The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee.
- At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management.
- The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor.
- The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank's systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management.
- All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board.
- Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Blue Ribbon Committee of the SEC of the USA.

In carrying out these functions, the Committee:

- Reviews the financial statements and reports of the Group;
- Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;
- Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and
- Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.

In addition, the Committee ratifies the Group's operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee. A range of insurance policies maintained by the Group mitigates some operational risks.

The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:

- The financial statements and their conformity with accounting standards, other mandatory reporting requirements and statutory requirements; and
- The quality of the accounting policies applied and any other significant judgments made.

The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.

Non-Audit Services

The Board have in place policies and procedures governing the nature of non-audit services which can and cannot be undertaken by the Bank's Auditors for the Bank or its subsidiaries. These policies and procedures incorporate approval by the Audit Committee of all non-audit services. The objective of this policy is to avoid prejudicing the independence of the Auditors and to prevent their developing undue reliance on revenue from the Bank.

The policy ensures that the Auditor does not:

- Assume the role of management;
- Become an advocate for their client; or
- Audit their own professional expertise.

Under the policy, the Auditor shall not provide the following services:

- Bookkeeping or services relating to accounting records;
- Appraisal or valuation and fairness opinions;
- Advice on deal structuring and related documentation
- Tax planning and strategic advice;
- Actuarial advisory services;
- Executive recruitment or extensive human resource functions;
- Acting as a broker-dealer, promoter or underwriter; or
- Provision of legal services.

For non-audit services that are not expressly prohibited, the following Audit Committee approval processes apply:

- Pre-approved - the Audit Committee have pre-approved certain types of services that do not impair Auditor independence up to a limit of $250,000 per engagement; and
- Specific approval - all other services, including pre-approved services exceeding $250,000, require specific formal approval by the Audit Committee, or a member thereof under delegation, before the Auditor may be engaged.

Non-audit services are defined as any service provided by the external Auditor under engagement with the Bank outside the scope of the external audit. The scope of the external audit is outlined in the Bank's annual audit engagement letter.

The Bank currently requires that the partner managing the audit for the external Auditor be changed within a period of five years.

Auditor

Ernst & Young was appointed as the Auditor of the Bank at the 1996 Annual General Meeting and continues in that office.

The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive in consultation with the Audit Committee.

Risk Management

Risk Committee

The Risk Committee oversees credit and market risks assumed by the Bank in the course of carrying on its business.

The Committee considers the Group's credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group's risk/return expectations. In addition, the Committee reviews the Group's credit portfolios and recommendations by management for provisioning for bad and doubtful debts.

The Committee approves risk management policies and procedures for market, funding and liquidity risks incurred or likely to be incurred in the Group's business. The Committee reviews progress in implementing management procedures and identifying new areas of exposure relating to market, funding and liquidity risk.

Framework

The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.

A full description of the functions of the framework and the nature of the risks is set out in the section of the Annual Report entitled Integrated Risk Management and in Notes 14 and 39 to the Financial Statements.

Nominations Committee

The Nominations Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non executive directors and that the Chairman of the Bank shall be Chairman of the Committee. The Chief Executive Officer attends the meeting by invitation.

In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.

Continuous Disclosure

The Corporations Act 2001 and the ASX Listing Rules require that a company disclose to the market matters which could be expected to have a material effect on the price or value of the company's securities. Management processes are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank's Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX have confirmed its release to the market.

Corporate Governance (continued)

Ethical Policies

Values Statement

The Bank demands the highest standards of honesty and loyalty from all its people and strong governance within the Bank.

Our values statement – "trust, honesty and integrity" - reflects this standard.

Statement of Professional Practice

The Bank have adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees including:

- To act properly and efficiently in pursuing the objectives of the Bank;
- To avoid situations which may give rise to a conflict of interests;
- To know and adhere to the Bank's Equal Employment Opportunity policy and programs;
- To maintain confidentiality in the affairs of the Bank and its customers; and
- To be absolutely honest in all professional activities.

These standards are regularly communicated to staff. In addition, the Bank have established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.

Our People

The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining the best staff and consequently, being in a position to provide good service to our customers.

There are various policies and systems in place to enable achievement of these goals, including :

- Fair Treatment Review systems;
- Equal Employment Opportunity policy;
- Occupational Health and Safety Systems;
- Recruitment and selection policies;
- Performance feedback and review processes;
- Career assessment and succession planning;
- Employee Share Plan; and
- Supporting Professional Development.

Behaviour Issues

The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous if they wish for reporting of these matters.

The policy has been extended to include reporting of auditing and accounting issues which will be reported directly to the Chief Compliance Officer. The Chief Compliance Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.

Governance Philosophy

The Board have consistently placed great importance on the governance of the Bank, which it believes is vital to the well-being of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risk-taking activities which are the basis of its business.

US Sarbanes-Oxley Act

On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (the SOX Act), was enacted. By its terms, this Act applies to the Group because it has certain securities registered with the US Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (the Exchange Act).

Under the Exchange Act, the Bank files periodic reports with the SEC, including an annual report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC have adopted rules requiring that the Group's Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the annual report on Form 20-F.

Some of the more significant certifications generally include:

- That based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact and the financial statements and other financial information included within the report fairly present in all material respects the financial condition, results of operations and cash flows of the Group;
- That they have ensured that appropriate disclosure controls and procedures have been put in place such that all material information has been disclosed and made known to them and they have evaluated the effectiveness of those disclosure controls and procedures as of the end of the Group's fiscal year and presented in the annual report on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the most recent fiscal year;
- That in respect of internal controls over financial reporting they have disclosed to the Group's external auditors and to the Audit Committee of the board of directors all significant deficiencies and material weaknesses in the design or operation of those internal controls over financial reporting which are reasonably likely to adversely affect the Group's ability to record, process, summarise and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Group's internal control over financial reporting; and
- The annual report on Form 20-F discloses whether or not there were any changes in internal control over financial reporting during the period covered by the annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

The Group will in addition to providing these certifications make the following disclosures in its annual report on Form 20-F:

- The Group's Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group's management, have evaluated the effectiveness of the Group's disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Group's Chief Executive Officer and Chief Financial Officer have concluded that the Group's disclosure controls and procedures are effective.
- The Group's Chief Executive Officer and Chief Financial Officer have also concluded that there have not been any changes in the Group's internal control over financial reporting that have materially

affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

The SOX Act prohibits an issuer from extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of the Group, unless one of the limited exceptions is available. Loans maintained by the Group before 30 July 2002 are exempt so long as there is no material modification to any term of the extension of credit or any renewal of the extension of credit.

The Group is also required to disclose in its annual report on Form 20-F for the 2004 financial year, whether it has adopted a written code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Certifications and Disclosures

In respect of this annual report and as at the date of this annual report, the Group's Chief Executive Officer and Chief Financial Officer make the following Sarbanes-Oxley related certifications:

- That they have reviewed the report;
- That based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;
- That based on their knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the Group as of, and for, the periods presented in the report;
- That they are responsible for establishing and maintaining disclosure controls and procedures (as defined in the US Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Group and have:
  - designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Group, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the report is being prepared;
  - evaluated the effectiveness of those disclosure controls and procedures and presented in this report their conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
  - disclosed in this report any change in the Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting; and
- That they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Group's auditors and the Audit Committee of the Group's Board of Directors:
  - all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Group's ability to record, process, summarise and report financial data; and
  - any fraud, whether or not material, that involves management or other employees who have a significant role in the Group's internal control over financial reporting.

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group's management, have evaluated the effectiveness of the Group's disclosure controls and procedures as of 30 June 2003. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that the Group's disclosure controls and procedures are effective.

Changes in internal control over financial reporting

No changes in our internal controls over financial reporting occurred during the year ended 30 June 2003 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Directors' Report

The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (the 'Bank') and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2003.

The names of the Directors holding office during the financial year and until the date of this report are set out below together with details of Directors' experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.

John T Ralph, AC, Chairman

Mr Ralph has been a member of the Board since 1985 and Chairman since 1999. He is also Chairman of the Risk, Remuneration and Nominations Committees. He is a Fellow of the Australian Society of Certified Practising Accountants and has over fifty years' experience in the mining and finance industries.

Deputy Chairman: Telstra Corporation Limited.

Other Interests: Melbourne Business School (Board of Management), Australian Foundation for Science (Chairman), Australian Institute of Company Directors (Fellow), Australian Institute of Management (Fellow), Academy of Technological Science and Engineering (Fellow) and member of the Council of Xavier College, Melbourne.

Mr Ralph is a resident of Victoria. Age 70.

John M Schubert, Deputy Chairman

Dr Schubert has been a member of the Board since 1991 and is Chairman of the Audit Committee and a member of the Nominations Committee. He holds a Bachelor Degree and PhD in Chemical Engineering and has experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited.

Chairman: Worley Limited Advisory Board and G2 Therapies Limited.

Director: BHP Billiton Limited, BHP Billiton plc, Qantas Airways Limited and Australian Graduate School of Management Ltd.

Other Interests: Business Council of Australia (President), Academy of Technological Science and Engineering (Fellow), Salvation Army Territorial Headquarters & Sydney Advisory Board (Member). He is also a Director of the Great Barrier Reef Research Foundation and a Director and a Member of the AGSM Consulting Ltd.

Dr Schubert is a resident of New South Wales. Age 60.

David V Murray, Managing Director and Chief Executive Officer

Mr Murray has been a member of the Board and Chief Executive Officer since June 1992. He holds a Bachelor of Business, Master of Business Administration, an honorary Phd from Macquarie University and has thirty seven years' experience in banking. Mr Murray is a member of the Risk Committee.

Director: Tara Anglican School for Girls Foundation Limited.

Other Interests: International Monetary Conference (Member), Asian Bankers' Association (Member), Australian Bankers' Association (Member), Asia Pacific Bankers' Club (Member), Business Council of Australia (Member), General Motors Australian Advisory Council (Member), and the Financial Sector Advisory Council (Member).

Mr Murray is a resident of New South Wales. Age 54.

N R (Ross) Adler, AO

Mr Adler has been a member of the Board since 1990 and is a member of the Audit Committee. He holds a Bachelor of Commerce and a Master of Business Administration. He has experience in various commercial enterprises, more recently in the oil and gas and chemical trading industries.

Chairman: Austrade and Amtrade International Pty Ltd.

Director: Australian Institute of Commercialisation Ltd, AWL Enterprises Pty Ltd and Liberal Club Ltd.

Member: Advisory Council of Equity and Advisory Limited.

Other Interests: Adelaide Festival (Chairman), University of Adelaide (Council Member and Chairman of the Finance Committee) and Vice President and Executive Member of the Australia Japan Business Co-operation Committee.

Mr Adler is a resident of South Australia. Age 58.

Reg J Clairs, AO

Mr Clairs has been a member of the Board since 1999 and is a member of the Remuneration Committee. As the former Chief Executive Officer of Woolworths Limited, he had thirty three years' experience in retailing, branding and customer service.

Chairman: Agri Chain Solutions Ltd.

Director: David Jones Ltd, and National Australia Day Council.

Other Interests: Member of the Institute of Company Directors.

Mr Clairs is a resident of Queensland. Age 65

A B (Tony) Daniels, OAM

Mr Daniels has been a member of the Board since March 2000 and is a member of the Remuneration Committee. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. He has also worked with government in superannuation, competition policy and export facilitation.

Director: Australian Gas Light Company, Orica Limited, and O'Connell St Associates.

Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Daniels is a resident of New South Wales. Age 68.

Colin R Galbraith, AM

Mr Galbraith has been a member of the Board since June 2000. He was previously a Director of Colonial Limited, appointed 1996. He is a partner of Allens Arthur Robinson, Lawyers.

Chairman: BHP Billiton Community Trust.

Director: GasNet Australia Group and OneSteel Limited.

Other Interests: Secretary of Council of Legal Education in Victoria, Deputy Chairman of the Corporate Council of CARE Australia and a Trustee of the Royal Melbourne Hospital Neuroscience Foundation.

Mr Galbraith is a resident of Victoria. Age 55.

Warwick G Kent, AO

Mr Kent has been a member of the Board since June 2000 and is a member of the Risk Committee. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.

Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.

Director: Perpetual Trustees Australia Limited.

Other Interests: Trustee of the Walter and Eliza Hall Trust and Fellow of the Australian Institute of Company Directors, Australian Society of CPAs, Australian Institute of Bankers and the Chartered Institute of Company Secretaries.

Mr Kent is a resident of Western Australia. Age 67.

Fergus D Ryan

Mr Ryan has been a member of the Board since March 2000 and is a member of the Audit Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. He was the Strategic Investment Co-ordinator and Major Projects Facilitator for the Federal Government from 1999 – 2002.

Director: Australian Foundation Investment Company Limited and Clayton Utz.

Other Interests: Member of the Prime Minister's Community Business Partnership, a Member of the Council of the National Library of Australia, a Counsellor of the Committee for Melbourne and Patron of the Pacific Institute.

Mr Ryan is a resident of Victoria. Age 60.

Frank J Swan

Mr Swan has been a member of the Board since July 1997 and is a member of the Risk and Nomination Committees. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.

Chairman: Foster's Group Limited and Centacare Catholic Family Services.

Director: National Foods Limited.

Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Swan is a resident of Victoria. Age 62.

Barbara K Ward

Ms Ward has been a member of the Board since 1994 and is a member of the Audit Committee. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.

Chairperson: Country Energy.

Director: Rail Infrastructure Corporation, Allens Arthur Robinson and Lion Nathan Limited.

Other Interests: Sydney Opera House Trust (Trustee) and Australia Day Council of New South Wales (Member). Ms Ward is a resident of New South Wales. Age 49.

S Carolyn H Kay

Ms Kay joined the Board this year and is a member of the Risk Committee. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance having been an executive at Morgan Stanley in London and Melbourne for 10 years. Prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.

Director: Mayne Group, Treasury Corporation of Victoria and Deputy Chair Victorian Funds Management Corporation.

Other Interests: Australian Institute of Company Directors, Morgan Stanley (Advisor).

Ms Kay is resident in Victoria. Age 42.

Directors' Report (continued)

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank during the financial year were:

DIRECTOR	DIRECTORS' MEETINGS	
	No. of Meetings Held*	No. of Meetings Attended
J T Ralph	11	11
J M Schubert	11	11
D V Murray	11	11
N R Adler	11	11
R J Clairs	11	9
A B Daniels	11	11
C R Galbraith	11	11
W G Kent	11	11
F D Ryan	11	11
F J Swan	11	11
B K Ward	11	11
S C Kay	4	4

* The number of meetings held during the time the Director held office during the year.

	COMMITTEE MEETINGS					
	Risk Committee		Audit Committee		Remuneration Committee	
	No. of Meetings Held *	No. of Meetings Attended	No. of Meetings Held *	No. of Meetings Attended	No. of Meetings Held *	No. of Meetings Attended
J T Ralph	6	6			5	5
J M Schubert			8	7		
D V Murray	6	6			5	5
N R Adler			8	8		
R J Clairs					5	5
A B Daniels					5	5
C R Galbraith	6	6				
W G Kent	6	6				
F D Ryan			8	8		
F J Swan	6	5				
B K Ward			8	8		
S C Kay**	2	2				

	NOMINATIONS COMMITTEE	
	No. of Meetings Held	No. of Meetings Attended
J T Ralph	2	2
J M Schubert	2	2
D V Murray	2	2
F J Swan	2	2

* The number of meetings held during the time the Director was a member of the relevant committee.
** Ms Kay was appointed to the Risk Committee on 5 March 2003

Directors' Report (continued)

Principal Activities

The Commonwealth Bank Group is one of Australia's leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:

Banking

The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts and demand and term deposits. The Group has leading domestic market shares in home loans, personal loans, retail deposits and discount stockbroking and is one of Australia's largest issuers of credit cards. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products.

The Institutional Banking operations focus on the top 1,000 corporations, government entities and other major institutions operating in Australasia. Corporate customers have access to financial markets services, securities underwriting, trading and distribution, corporate finance, equities, payments and transaction services, investment management and custody.

The Group also has full service banking operations in New Zealand and Fiji.

Funds Management

The Group is Australia's largest fund manager and largest retail funds manager in terms of its total value of funds under management. The Group's funds management business is managed as part of the Investment and Insurance Services division. These businesses manage a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.

The Group also has funds management businesses in New Zealand, UK and Asia.

Life Insurance

The Group provides term insurance, disability insurance, annuities, master trusts and investment products.

The Group is Australia's third largest insurer based on life insurance assets held, and is Australia's largest manager in retail superannuation, allocated pensions and annuities by funds under management.

Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.

There have been no significant changes in the nature of the principal activities of the Group during the financial year.

Consolidated Profit

Consolidated operating profit after tax and outside equity interests for the financial year ended 30 June 2003 was $2,012 million (2002: $2,655 million).

The net operating profit for the year ended 30 June 2003 after tax, and before goodwill amortisation and appraisal value reduction was $2,579 million. This is an increase of $78 million or 3% over the year ended 30 June 2002 and was after expensing $214 million in respect of restructuring initiatives and after expensing $45 million in respect of the allocation of shares to employees under the ESAP scheme for both 2002 and 2003 against the 2003 profit. Excluding these, for a like for like comparison the 'cash basis' profit grew by 9% over the previous year.

The principal contributing factors to this increase were a growth in net interest income reflecting strong housing loan growth together with growth in commissions, and a decrease in charge for bad and doubtful debts, whilst underlying operating expenses have increased by 2% over the year, primarily due to the set up of the new premium division in banking. Funds management income fell which reflects the effect of depressed equity markets for most of the year.

Dividends

The Directors have declared a fully franked (at 30%) final dividend of 85 cents per share amounting to $1,066 million. The dividend will be payable on 8 October 2003 to shareholders on the register at 5pm on 29 August 2003. Dividends paid since the end of the previous financial year:

- As provided for in last year's report, a fully franked final dividend of 82 cents per share amounting to $1,027 million was paid on 8 October 2002. The payment comprised cash disbursements of $832 million with $195 million being reinvested by participants through the Dividend Reinvestment Plan; and
- In respect of the current year, a fully franked interim dividend of 69 cents per share amounting to $865 million was paid on 28 March 2003. The payment comprised cash disbursements of $699 million with $166 million being reinvested by participants through the Dividend Reinvestment Plan.
- Additionally, quarterly dividends totalling $36 million for the year were paid on the PERLS preference shares and $4 million on the ASB Capital preference shares.

Review of Operations

An analysis of operations for the financial year is set out in the Financial Highlights on pages 5 to 10 and Business Analysis on pages 11 to 28.

Changes in State of Affairs

During the year the Bank implemented a number of significant strategic initiatives which aimed at improving future productivity and service levels.

The initiatives undertaken during the year included:

- Re-organisation within the retail banking operations aimed at eliminating duplication, inefficiencies and some back office processing.
- Empowerment of front line retail sales staff with information and decision-making capabilities to better meet customer needs.
- Redesign system and relationship management processes in the small to medium sized business segments.
- Simplification and consolidation of legacy systems and processes within the Investment and Insurance business.

The related cost of these strategic initiatives were incurred during the current year.

There were no other significant changes in the state of affairs of the Group during the financial year.

Events Subsequent to Balance Date

Corporate Restructure

The Group is in the process of a corporate restructure of the legal entities involved in the Funds Management and Life Insurance operations within Australia. The corporate restructure involves:

- Transferring the Life Insurance business of Commonwealth Life Limited to The Colonial Mutual Life Assurance Society Limited (on 1 July 2003);
- Transferring the former Commonwealth Life Insurance and Funds Management companies into the Colonial sub-group of companies (during July and August 2003); and
- Simplifying the corporate structure within the Colonial sub-group of companies (ongoing, to be substantially completed by December 2003).

The restructure will:

- Align the corporate structure and the management structure; and
- Simplify the corporate structure, increasing transparency for investors, regulators and creditors.

There is no material effect on the regulatory capital position of the Bank, or of any of the life insurance companies, the general insurance company or the funds management companies arising directly from the corporate restructure.

Issue of Trust Preferred Securities

On 6 August 2003 a wholly owned entity of the Bank issued USD550 million (AUD824 million) of trust preferred securities, subject to a limited guarantee by the Bank, in the US capital markets. These securities are perpetual in nature and offer a non-cumulative fixed rate distribution of 5.805%p.a., payable semi-annually. Distributions will be paid if determined by Directors, or a committee of the Board, to be payable. If a distribution is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares or shares ranking equally with these securities, including Commonwealth Bank PERLS, until two consecutive semi-annual dividends are paid. The securities which qualify as Tier 1 capital for the Bank may be redeemed by the Bank, subject to the approval of APRA, on 30 June 2015. If the securities are not redeemed on 30 June 2015, the holders of the securities may request their securities be exchanged for an equivalent value of ordinary shares of the Bank. In certain circumstances, and at any time at the Bank's discretion, the trust preferred securities may be redeemed for American Depository Shares (ADSs) representing preference shares of the Bank. Where there has been no earlier redemption, the trust preferred securities will be mandatorily redeemed for ADSs on 30 June 2053.

The issue of trust preferred securities provided a cost-effective opportunity to supplement the Bank's Tier 1 Capital and broaden its investor base.

The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Future Developments and Results

Major developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chairman's Statement on page 3. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.

Environmental Regulation

The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.

Directors' Shareholdings

Particulars of shares in the Commonwealth Bank or in a related body corporate are set out in a separate section at the end of the financial report titled 'Shareholding Information' which is to be regarded as contained in this report.

Options

An Executive Option Plan was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, shareholders approved the establishment of the Equity Reward Plan. On 31 October 2001, 31 January 2002 and 15 April 2002 a total of 3,007,000 options were granted by the Bank to 81 executives under this Plan. During the financial year and for the period to the date of this report 972,500 shares were allotted by the Bank consequent to the exercise of options granted under the Executive Option Plan. Full details of the Plan are disclosed in Note 29 to the financial statements.

The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

For details of the options granted to a director, refer to the separate section at the end of the financial report titled 'Shareholding Information' which is to be regarded as contained in this report.

Directors' Interests in Contracts

A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.

Directors' and Officers' Indemnity

Article 19 of the Commonwealth Bank's Constitution provides: "To the extent permitted by law, the company indemnifies every director, officer and employee of the company against any liability incurred by that person (a) in his or her capacity as a director, officer or employee of the company and (b) to a person other than the company or a related body corporate of the company. The company indemnifies every director, officer and employee of the company against any liability for costs and expenses incurred by the person in his or her capacity as a director, officer or employee of the company (a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted or (b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001, provided that the director, officer or employee has obtained the company's prior written approval (which shall not be unreasonably withheld) to incur the costs and expenses in relation to the proceedings".

Directors' Report (continued)

An indemnity for employees, who are not directors, secretaries or executive officers, is not expressly restricted in any way by the Corporations Act 2001.

The Directors, as named on pages 44 to 45 of this report, and the Secretaries of the Commonwealth Bank, being J D Hatton (Secretary) and H J Broekhuijse (Assistant Company Secretary) are indemnified under Article 19 as are all the executive officers of the Commonwealth Bank.

Deeds of Indemnity have been executed by Commonwealth Bank in terms of Article 19 above in favour of each Director.

Directors' and Officers' Insurance

The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Directors' and other Officers' Emoluments

Details of the Bank's remuneration policy in respect of the Directors and executives is set out under 'Remuneration Arrangements' within the 'Corporate Governance' section of this report.

Details on emoluments paid to each director are detailed in Note 45 of the Financial Report. Details on emoluments paid to the executive director and the other five most highest paid executive officers of the Bank and the Group are disclosed in Note 46 of the Financial Report.

Incorporation of Additional Material

This report incorporates the Financial Highlights, Business Analysis, Corporate Governance and Shareholding Information sections of this Annual Report.

Roundings

The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100.

Signed in accordance with a resolution of the Directors.



J T Ralph, AC
Chairman



D V Murray
Managing Director and Chief Executive Officer

20 August 2003

Five Year Financial Summary

	2003 $M	2002 $M	2001 $M	2000 $M	1999 $M
Financial Performance					
Net interest income	**5,026**	4,710	4,474	3,719	3,527
Other operating income	**4,373**	4,358	4,350	2,420	1,997
Total operating income	**9,399**	9,068	8,824	6,139	5,524
Charge for bad and doubtful debts	**305**	449	385	196	247
Total operating expenses	**5,551**	5,201	5,170	3,407	3,070
Operating profit before goodwill amortisation, appraisal value uplift, abnormal items and income tax expense	**3,543**	3,418	3,269	2,536	2,207
Income tax expense	**(958)**	(916)	(993)	(820)	(714)
Outside equity interests	**(6)**	(1)	(14)	(38)	(24)
Net Profit after Tax ("cash basis")	**2,579**	2,501	2,262	1,678	1,469
Abnormal items	**-**	-	-	967	-
Income tax credit on abnormal items	**-**	-	-	20	-
Appraisal value (reduction)/uplift	**(245)**	477	474	92	-
Goodwill amortisation	**(322)**	(323)	(338)	(57)	(47)
Operating profit after income tax attributable to members of the Bank	**2,012**	2,655	2,398	2,700	1,422
Contributions to profit (after tax)					
Banking	**2,249**	2,067	1,793	1,513	1,342
Funds management	**208**	368	323	36	24
Life insurance	**122**	66	146	129	103
Profit on operations ("cash basis")	**2,579**	2,501	2,262	1,678	1,469
Goodwill amortisation	**(322)**	(323)	(338)	(57)	(47)
Appraisal value uplift	**(245)**	477	474	92	-
Abnormal income after tax	**-**	-	-	987	-
Operating profit after income tax	**2,012**	2,655	2,398	2,700	1,422
Financial Position					
Loans, advances and other receivables	**160,347**	147,074	136,059	132,263	101,837
Total assets	**265,110**	249,648	230,411	218,259	138,096
Deposits and other public borrowings	**140,974**	132,800	117,355	112,594	93,428
Total liabilities	**242,958**	228,592	210,563	199,824	131,134
Shareholders' equity	**20,024**	19,030	18,393	17,472	6,735
Net tangible assets	**14,995**	13,639	12,677	11,942	6,471
Risk weighted assets	**146,808**	141,049	138,383	128,484	99,556
Average interest earning assets	**188,270**	170,634	160,607	129,163	114,271
Average interest bearing liabilities	**174,737**	157,105	145,978	117,075	103,130
Assets (on balance sheet)					
Australia	**221,248**	208,673	196,918	187,452	115,510
New Zealand	**27,567**	24,579	20,208	16,661	13,046
Other	**16,295**	16,396	13,285	14,146	9,540
Total Assets	**265,110**	249,648	230,411	218,259	138,096

Five Year Financial Summary (continued)

	2003	2002	2001	2000	1999
Shareholder Summary					
Dividends per share (cents) - fully franked	**154**	150	136	130	115
Dividend cover (times) - statutory	**0.9**	1.4	1.4	1.2	1.3
Dividend cover (times) - cash	**1.3**	1.3	1.3	1.6	1.3
Earnings per share (cents)					
Basic					
before abnormal items	**157.4**	209.6	189.6	184.8	153.4
after abnormal items	**157.4**	209.6	189.6	291.2	153.4
cash basis [4]	**202.6**	197.3	178.8	181.0	158.5
Fully Diluted					
before abnormal items	**157.3**	209.3	189.3	184.4	153.1
after abnormal items	**157.3**	209.3	189.3	290.7	153.1
cash basis [4]	**202.5**	197.0	178.6	180.6	158.1
Dividend payout ratio (%) [1]					
before abnormal items	**97.7**	71.7	71.2	83.5	74.7
after abnormal items	**97.7**	71.7	71.2	53.0	74.7
cash basis [4]	**75.9**	76.2	75.5	85.3	72.4
Net tangible assets per share ($)	**12.0**	10.9	10.2	9.2	6.8
Weighted average number of shares (basic)	**1,253m**	1,250m	1,260m	927m	927m
Weighted average number of shares (fully diluted)	**1,254m**	1,252m	1,262m	929m	929m
Number of shareholders	**746,073**	722,612	709,647	788,791	404,728
Share prices for the year ($)					
Trading high	**32.75**	34.94	34.15	27.95	28.76
Trading low	**23.05**	24.75	26.18	22.54	18.00
End (closing price)	**29.55**	32.93	34.15	27.69	24.05
Performance Ratios (%)					
Return on average shareholders' equity [2] [5]					
before abnormal items	**10.7**	14.7	13.5	22.1	20.5
after abnormal items	**10.7**	14.7	13.5	34.8	20.5
cash basis	**13.3**	13.1	12.0		
Return on average total assets [2]					
before abnormal items	**0.8**	1.1	1.1	1.1	1.1
after abnormal items	**0.8**	1.1	1.1	1.7	1.1
cash basis	**1.0**	1.0	1.0		
Capital adequacy - Tier 1	**6.96**	6.78	6.51	7.49	7.05
Capital adequacy - Tier 2	**4.21**	4.28	4.18	4.75	3.12
Deductions	**(1.44)**	(1.26)	(1.53)	(2.49)	(0.79)
Capital adequacy - Total	**9.73**	9.80	9.16	9.75	9.38
Net interest margin	**2.67**	2.76	2.78	2.88	3.09
Other Information (numbers)					
Full time staff equivalent[6]	**35,845**	37,245	37,460	39,631	30,914
Branches/service centres (Australia)	**1,014**	1,020	1,066	1,441	1,162
Agencies (Australia)	**3,893**	3,936	3,928	4,020	3,934
ATMs (Proprietary)	**3,116**	3,049	2,931	3,092	2,602
EFTPOS terminals	**125,959**	126,613	122,074	116,064	90,152
EzyBanking	**760**	730	659	603	n/a
Productivity					
Total Operating Income per full-time (equivalent) employee($)[6]	**262,212**	243,469	235,558	198,479	178,689
Staff Expense/Total Operating Income (%)	**26.1**	26.4	26.7	27.8	29.0
Total Operating Expenses [3] /Total Operating Income (%)	**59.1**	57.4	58.6	57.2	55.6

(1) Dividends paid divided by earnings. The comparative ratios have been amended to the same basis as the current year. Previously this ratio was calculated as Dividend per share divided by Earnings per share.

(2) Calculations based on operating profit after tax and outside equity interests applied to average shareholders' equity/average total assets.

(3) Total Operating Expenses excluding goodwill amortisation and charge for bad and doubtful debts. Note the different business mix following the Colonial acquisition impacts comparison with prior years.

(4) 'Cash earnings' for the purpose of these financial statements is defined as net profit after tax and before abnormal items, goodwill amortisation and life insurance and funds management appraisal value uplift.

(5) 2003 shareholders' equity includes retained earnings before provision for final dividend of $1,066 million. Prior periods' return on average shareholders' equity – cash basis have been restated to exclude the provision for final dividend.

(6) Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies. Prior period staff numbers have to restated to reflect this.

Financial Statements

Statements of Financial Performance

For the year ended 30 June 2003

	Note	GROUP 2003 $M	2002 $M	2001 $M	BANK 2003 $M	2002 $M
Interest income	2	**11,528**	10,455	11,900	**9,477**	8,670
Interest expense	2	**6,502**	5,745	7,426	**5,336**	4,707
Net interest income		**5,026**	4,710	4,474	**4,141**	3,963
Other income:						
Revenue from sale of assets		**128**	718	185	**67**	914
Written down value of assets sold		**(106)**	(628)	(104)	**(52)**	(608)
Other		**2,675**	2,462	2,300	**3,339**	3,634
Net banking operating income		**7,723**	7,262	6,855	**7,495**	7,903
Funds management income including premiums	3	**1,125**	1,083	1,079	**-**	-
Investment revenue		**8**	(393)	1,145	**-**	-
Claims and policyholder liability expense		**(91)**	457	(1,020)	**-**	-
Net funds management operating income		**1,042**	1,147	1,204	**-**	-
Premiums and related revenue		**1,011**	866	695	**-**	-
Investment revenue		**620**	293	553	**-**	-
Claims and policyholder liability expense		**(997)**	(500)	(483)	**-**	-
Life insurance margin on services operating income		**634**	659	765	**-**	-
Net funds management and life insurance operating income before appraisal value (reduction)/uplift		**1,676**	1,806	1,969	**-**	-
Total net operating income before appraisal value (reduction)/uplift		**9,399**	9,068	8,824	**7,495**	7,903
Charge for bad and doubtful debts	2,13	**305**	449	385	**266**	405
Operating expenses:						
Comparable business		**5,292**	5,201	5,170	**3,977**	3,982
First time	2	**259**	-	-	**259**	-
	2	**5,551**	5,201	5,170	**4,236**	3,982
Appraisal value (reduction)/uplift	34	**(245)**	477	474	**-**	-
Goodwill amortisation		**(322)**	(323)	(338)	**(186)**	(186)
Profit from ordinary activities before income tax		**2,976**	3,572	3,405	**2,807**	3,330
Income tax expense	5	**958**	916	993	**708**	665
Profit from ordinary activities after income tax		**2,018**	2,656	2,412	**2,099**	2,665
Outside equity interests in net profit		**(6)**	(1)	(14)	**-**	-
Net profit attributable to members of the Bank		**2,012**	2,655	2,398	**2,099**	2,665
Foreign currency translation adjustment		**(129)**	(146)	98	**(7)**	(16)
Revaluation of properties		**3**	(1)	5		
Total valuation adjustments		**(126)**	(147)	103	**(7)**	(16)
Total changes in equity other than those resulting from transactions with owners as owners		**1,886**	2,508	2,501	**2,092**	2,649

	Note	Cents per share		
Earnings per share based on net profit distributable to members of the Bank:				
Basic	7	**157.4**	209.6	189.6
Fully Diluted		**157.3**	209.3	189.3
Dividends per share attributable to shareholders of the Bank:				
Ordinary shares		**154**	150	136
Preference shares (issued 6 April 2001)		**1,019**	970	261

	$M	$M	$M
Net Profit after Income Tax comprises			
Net Profit after Income Tax ("cash basis")	**2,579**	2,501	2,262
Less Appraisal value (reduction)/uplift	**(245)**	477	474
Less Goodwill amortisation	**(322)**	(323)	(338)
Net Profit after Income Tax ("statutory basis")	**2,012**	2,655	2,398

Statements of Financial Position

As at 30 June 2003

	Note	GROUP 2003 $M	GROUP 2002 $M	BANK 2003 $M	BANK 2002 $M
Assets					
Cash and liquid assets	8	**5,575**	6,044	**5,356**	5,673
Receivables due from other financial institutions	9	**7,066**	7,728	**5,436**	5,694
Trading securities	10	**10,435**	8,389	**8,072**	6,703
Investment securities	11	**11,036**	10,766	**6,831**	7,560
Loans, advances and other receivables	12	**160,347**	147,074	**131,537**	120,781
Bank acceptances of customers		**13,197**	12,517	**13,521**	13,162
Life insurance investment assets	16	**27,835**	30,109	**-**	-
Deposits with regulatory authorities	17	**23**	89	**2**	54
Shares in and loans to controlled entities	18	**-**	-	**23,559**	21,869
Property, plant and equipment	19	**821**	862	**608**	641
Investment in associates	42	**287**	313	**252**	252
Intangible assets	20	**5,029**	5,391	**2,708**	2,965
Other assets	21	**23,459**	20,366	**16,748**	13,408
Total Assets		**265,110**	249,648	**214,630**	198,762
Liabilities					
Deposits and other public borrowings	22	**140,974**	132,800	**122,946**	116,898
Payables due to other financial institutions	23	**7,538**	7,864	**7,504**	7,884
Bank acceptances		**13,197**	12,517	**13,521**	13,162
Due to controlled entities		**-**	-	**11,308**	8,591
Provision for dividend	6	**12**	1,040	**12**	1,040
Income tax liability	24	**876**	1,276	**527**	654
Other provisions	25	**819**	834	**684**	691
Life insurance policyholder liabilities	34	**23,861**	25,917	**-**	-
Debt issues	26	**30,629**	23,575	**16,684**	11,753
Bills payable and other liabilities	27	**19,027**	17,342	**17,456**	15,905
		236,933	223,165	**190,642**	176,578
Loan Capital	28	**6,025**	5,427	**5,937**	5,337
Total Liabilities		**242,958**	228,592	**196,579**	181,915
Net Assets		**22,152**	21,056	**18,051**	16,847
Shareholders' Equity					
Share capital					
Ordinary share capital	29	**12,678**	12,665	**12,678**	12,665
Preference share capital	29	**687**	687	**687**	687
Reserves		**3,850**	4,226	**2,095**	2,093
Retained profits		**2,809**	1,452	**2,591**	1,402
Shareholders' Equity Attributable to Members of the Bank		**20,024**	19,030	**18,051**	16,847
Outside equity interests:					
Controlled entities	30	**304**	9	**-**	-
Life insurance statutory funds and other funds	30	**1,824**	2,017	**-**	-
Total outside equity interests		**2,128**	2,026	**-**	-
Total Shareholders' Equity		**22,152**	21,056	**18,051**	16,847

Statements of Changes in Shareholders' Equity

For the year ended 30 June 2003

	Note	2003 $M	2002 $M	GROUP 2001 $M	2003 $M	BANK 2002 $M
Ordinary Share Capital	29					
Opening balance		**12,665**	12,455	12,521	**12,665**	12,455
Buy back		**-**	-	(275)	**-**	-
Buy back for dividend reinvestment plan		**(361)**	(158)	(140)	**(361)**	(158)
Dividend reinvestment plan		**361**	329	313	**361**	329
Employee share ownership schemes		**13**	39	40	**13**	39
Issue costs		**-**	-	(4)	**-**	-
Closing balance		**12,678**	12,665	12,455	**12,678**	12,665
Preference Share Capital	29					
Opening balance		**687**	687	-	**687**	687
Issue of shares		**-**	-	700	**-**	-
Issue costs		**-**	-	(13)	**-**	-
Closing balance		**687**	687	687	**687**	687
Retained profits						
Opening balance		**1,452**	1,160	1,686	**1,402**	650
Reversal of provision for final dividend at 30 June 2002 (on adoption of AASB 1044)		**1,027**	-	-	**1,027**	-
Buy back		**-**	-	(449)	**-**	-
Transfers from reserves		**250**	250	125	**-**	-
Operating profit attributable to members of the Bank		**2,012**	2,655	2,398	**2,099**	2,665
Total available for appropriation		**4,741**	4,065	3,760	**4,528**	3,315
Transfers to reserves		**-**	(700)	(880)	**(9)**	-
Interim dividend - cash component		**(699)**	(693)	(642)	**(699)**	(852)
Interim dividend - dividend reinvestment plan		**(166)**	(159)	-	**(166)**	-
Interim dividend - appropriated to dividend reinvestment plan reserve		**-**	-	(131)	**-**	-
Provision for final dividend - cash component		**-**	(1,027)	(765)	**-**	(1,027)
Final dividend - appropriated to dividend reinvestment plan reserve		**-**	-	(168)	**-**	-
Payment of final dividend (2002) - cash component		**(832)**	-	-	**(832)**	-
Payment of final dividend (2002) - dividend reinvestment plan		**(195)**	-	-	**(195)**	-
Other dividends		**(40)**	(34)	(14)	**(36)**	(34)
Closing balance		**2,809**	1,452	1,160	**2,591**	1,402
Reserves						
General Reserve						
Opening balance		**3,998**	3,548	2,793	**570**	570
Appropriation from profits		**-**	700	880	**-**	-
Transfer to retained profits		**(247)**	(250)	(125)	**-**	-
Closing balance		**3,751**	3,998	3,548	**570**	570
Capital Reserve						
Opening balance		**289**	289	289	**1,531**	1,531
Closing balance		**289**	289	289	**1,531**	1,531
Asset Revaluation Reserve						
Opening balance		**4**	5	-	**-**	-
Revaluation of investments and properties		**3**	(1)	5	**-**	-
Closing balance		**7**	4	5	**-**	-
Dividend Reinvestment Plan Reserve						
Opening balance		**-**	168	200	**-**	168
Conversion to ordinary share capital and cash dividend		**-**	(168)	(331)	**-**	(168)
Appropriation from profits		**-**	-	299	**-**	-
Closing balance		**-**	-	168	**-**	-
Foreign Currency Translation Reserve						
Opening balance		**(65)**	81	(17)	**(8)**	9
Currency translation adjustments		**(129)**	(146)	98	**(7)**	(17)
Transfer to retained profits		**(3)**	-	-	**9**	-
Closing balance		**(197)**	(65)	81	**(6)**	(8)
Total Reserves		**3,850**	4,226	4,091	**2,095**	2,093
Shareholders' Equity Attributable to Members of the Bank		**20,024**	19,030	18,393	**18,051**	16,847

Statements of Cash Flows

For the year ended 30 June 2003

	Note	GROUP			BANK	
		2003	2002	2001	**2003**	2002
		$M	$M	$M	**$M**	$M
Cash Flows From Operating Activities						
Interest received		**11,452**	10,683	12,059	**9,204**	8,839
Dividends received		**4**	5	14	**579**	972
Interest paid		**(6,455)**	(5,805)	(7,704)	**(5,248)**	(4,812)
Other operating income received		**3,135**	3,706	2,800	**2,668**	3,087
Expenses paid		**(5,438)**	(5,366)	(5,583)	**(4,233)**	(4,113)
Income taxes paid		**(1,258)**	(926)	(1,252)	**(838)**	(376)
Net decrease (increase) in trading securities		**(2,484)**	(1,159)	(262)	**(1,814)**	(1,353)
Life insurance:						
Investment income		**644**	870	900	**-**	-
Premiums received		**4,130**	5,689	6,286	**-**	-
Policy payments		**(5,855)**	(5,704)	(5,423)	**-**	-
Net Cash provided by / (used in) operating activities	47 (c)	**(2,125)**	1,993	1,835	**318**	2,244
Cash Flows from Investing Activities						
Payments for acquisition of entities and management rights		**(173)**	(57)	(414)	**-**	(50)
Proceeds from disposal of entities and businesses		**33**	314	-	**-**	242
Net movement in investment securities:						
Purchases		**(18,055)**	(23,488)	(19,676)	**(15,761)**	(20,593)
Proceeds from sale		**23**	295	28	**31**	594
Proceeds at or close to maturity		**17,719**	22,192	19,654	**16,449**	19,590
Withdrawal (lodgement) of deposits with regulatory authorities		**66**	(28)	15	**52**	(50)
Net increase in loans, advances and other receivables		**(13,577)**	(11,702)	(4,181)	**(11,022)**	(8,790)
Net amounts paid to controlled entities		**-**	-	-	**1,027**	(5,026)
Proceeds from sale of property, plant and equipment		**72**	109	157	**64**	78
Purchase of property, plant and equipment		**(143)**	(164)	(132)	**(103)**	(106)
Net decrease (increase) in receivables due from other financial institutions not at call		**513**	(855)	(184)	**731**	(691)
Net decrease (increase) in securities purchased under agreements to resell		**50**	(1,376)	(891)	**(298)**	(1,377)
Net decrease (increase) in other assets		**301**	(241)	1,504	**125**	(312)
Life insurance:						
Purchases of investment securities		**(13,091)**	(13,926)	(21,229)	**-**	-
Proceeds from sale/maturity of investment securities		**14,628**	14,618	20,556	**-**	-
Net Cash used in Investing Activities		**(11,634)**	(14,309)	(4,793)	**(8,705)**	(16,491)
Cash Flows from Financing Activities						
Buy back of shares		**-**	-	(724)	**-**	-
Proceeds from issue of shares (net of costs)		**13**	39	723	**13**	39
Proceeds from issue of preference shares to outside equity interests		**182**	-	-	**-**	-
Net increase (decrease) in deposits and other borrowings		**5,129**	15,135	5,246	**3,004**	13,112
Net movement in debt issues		**7,054**	(967)	(2,099)	**4,931**	1,022
Dividends paid (including DRP buyback of shares)		**(1,933)**	(1,661)	(1,368)	**(1,929)**	(1,661)
Net movements in other liabilities		**(926)**	1,809	(1,010)	**(1,024)**	2,110
Net increase (decrease) in payables due to other financial institutions not at call		**(796)**	211	1,396	**(869)**	645
Net increase (decrease) in securities sold under agreements to repurchase		**3,046**	310	(485)	**3,045**	311
Issue of loan capital		**901**	-	-	**600**	-
Other		**19**	(100)	(69)	**(15)**	(3)
Net Cash provided by Financing Activities		**12,689**	14,776	1,610	**7,755**	15,575
Net Increase (Decrease) in Cash and Cash Equivalents		**(1,070)**	2,460	(1,348)	**(631)**	1,328
Cash and Cash Equivalents at beginning of period		**2,498**	38	1,386	**908**	(420)
Cash and Cash Equivalents at End of Period	47(a)	**1,428**	2,498	38	**277**	908

It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

Notes to the financial statements

NOTE 1 Summary of Significant Accounting Policies

(a) Bases of accounting

In this financial report Commonwealth Bank of Australia is referred to as the 'Bank' or 'Company', and the 'Group' or the 'Consolidated Entity' consists of the Bank and its controlled entities. The financial report is a general purpose financial report which complies with the requirements of the Banking Act, Corporations Act 2001, applicable Accounting Standards and other mandatory reporting requirements so far as the requirements are considered appropriate to a banking corporation.

The Statements of Cash Flows has been prepared in accordance with the International Accounting Standard IAS 7: Cash Flow Statements.

The preparation of the financial report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates although it is not anticipated that such differences would be material.

Unless otherwise indicated, all amounts are shown in $ million and are expressed in Australian currency.

Change in accounting policies

The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for the dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $1,027 million. In accordance with the new Standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy has had no effect on basic and fully diluted earnings per share.

The Group adopted the revised accounting standard AASB 1012: Foreign Currency Translation from 1 July 2002. There were no material changes to the related calculations.

The Group adopted the revised accounting standard AASB 1028: Employee Benefits from 1 July 2002. All employee benefit liabilities expected to be settled more than 12 months after the reporting date were previously subject to actuarial review. As a result there were no material changes to the related liabilities on the adoption of the revised standard.

Share Based Compensation

In August 2002 the Bank announced that it will purchase shares to cover the Employee Share Acquisition Plan (ESAP) and include the full cost as an expense against profits. ESAP shares earned in respect of the 2002 financial year had not been awarded at the time of the announcement, and as such the cost of $25 million is a one off expense in the current year. In addition, current year ESAP expense accrued for the 2003 financial year is $20 million and this has also been charged against the current year's profit. Similarly, the Executive Reward Plan has been restructured effective from 1 July 2002, whereby incentives allocated will be in the form of Reward shares and not options. This resulted in an increased expense for the year of $5 million. Other share based compensation expense for the year was $69 million. This was incurred and charged against profit on a consistent basis with prior periods.

(b) Historical cost

The financial statements of the Bank and the consolidated financial statements have been prepared in accordance with the historical cost convention and, except for AASB 1038: Life Insurance Business requirements and where indicated, do not reflect current valuations of non monetary assets. Domestic bills discounted which are included in loans, advances and other receivables and held by the Company and securities and derivatives held for trading purposes have been marked to market. The carrying amounts of all non current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date.

If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present value unless otherwise stated.

(c) Consolidation

The consolidated financial statements include the financial statements of the Bank and all entities where it is determined that there is a capacity to control as defined in AASB 1024: Consolidated Accounts. All balances and transactions between Group entities have been eliminated on consolidation.

The Commonwealth Bank of Australia became the successor in law to State Bank of New South Wales (known as Colonial State Bank) effective on 4 June 2001 pursuant to legislation. On that date State Bank of New South Wales ceased to have a separate legal existence and all its assets and liabilities became assets and liabilities of the parent entity Commonwealth Bank of Australia. This succession in law has no effect on the consolidated Group. One outcome of this process is that the carrying amount of the Bank's investment in Colonial Group was reduced to reflect the net tangible assets and goodwill ($2,742 million, refer Note 20) now within Commonwealth Bank of Australia. There is no effect on the amount of goodwill in the consolidated financial statements.

(d) Investments in associated companies

Associated companies are defined as those entities over which the Group has significant influence but there is no capacity to control. Details of material associated companies are shown in Note 42 to the Financial Statements.

Investments in associates are carried at cost plus the Group's share of post-acquisition profit or loss. The Group's share of profit or loss of associates is included in the profit from ordinary activities.

(e) Foreign currency translations

All foreign currency monetary assets and liabilities are revalued at spot rates of exchange prevailing at balance date. Foreign currency forward, futures, swaps and option positions are valued at the appropriate market rates applying at balance date. Unrealised gains and losses arising from these revaluations and gains and losses arising from foreign exchange dealings are included in the results.

NOTE 1 Summary of Significant Accounting Policies continued

The foreign currency assets and liabilities of overseas branches and overseas controlled entities are converted to Australian currency at 30 June 2003 in accordance with the current rate method. Profit and loss items for overseas branches and overseas controlled entities are converted to Australian dollars progressively throughout the year at the spot exchange rate at the date of the transaction.

Translation differences arising from conversion of opening balances of shareholders' funds of overseas controlled entities at year end exchange rates are excluded from profit and loss and reflected in a Foreign Currency Translation Reserve. The Group maintains a substantially matched position in assets and liabilities in foreign currencies and the level of net foreign currency exposure does not have a material effect on its financial condition.

(f) Roundings

The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100.

(g) Financial instruments

The Group is a full service financial institution that offers an extensive range of on balance sheet and off balance sheet financial instruments.

For each class of financial instrument listed below, except for restructured facilities referred to in Note 1(m), financial instruments are transacted on a commercial basis to derive an interest yield/cost with terms and conditions having due regard to the nature of the transaction and the risks involved.

(h) Cash and liquid assets

Cash and liquid assets includes cash at branches, cash at bankers and money at short call.

They are brought to account at the face value or the gross value of the outstanding balance where appropriate.

Interest is taken to profit when earned.

(i) Receivables due from other financial institutions

Receivables from other financial institutions includes loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross value of the outstanding balance. Interest is taken to profit when earned.

(j) Trading securities

Trading securities are short and long term public, bank and other debt securities and equities that are acquired and held for trading purposes. They are brought to account at net fair value based on quoted market prices, broker or dealer price quotations. Realised gains and losses on disposal and unrealised fair value adjustments are reflected in 'Other Income'. Interest on trading securities is reported in net interest earnings. Trading securities are recorded on a trade date basis.

(k) Investment securities

Investment securities are securities purchased with the intent of being held to maturity.

Investment securities are short and long term public, bank and other securities and include bonds, bills of exchange, commercial paper, certificates of deposit and equities. These securities are recorded at cost or amortised cost. Premiums and discounts are amortised through profit and loss each year from the date of purchase so that securities attain their redemption values by maturity date. Interest is reflected in profit when earned. Dividends on equities are brought to account in profit on declaration date. Any profits or losses arising from disposal prior to maturity are taken to profit in the period in which they are realised. The cost of securities sold is calculated on a specific identification basis. Unrealised losses related to permanent diminution in the value of investment securities are recognised in profit and the recorded values of those securities adjusted accordingly.

Investment securities are recorded on a trade date basis. The relationship between book and net fair values of investment securities is shown in Note 11.

(l) Repurchase agreements

Securities sold under agreements to repurchase are retained within the investment or trading portfolios and accounted for accordingly. Liability accounts are used to record the obligation to repurchase and are disclosed as deposits and other public borrowings. Securities held under reverse repurchase agreements are recorded as liquid assets.

(m) Loans, advances and other receivables

Loans, advances and other receivables include overdrafts, home, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference shares and leverage leases. They are carried at the recoverable amount represented by the gross value of the outstanding balance adjusted for provisions for bad and doubtful debts, interest reserved and unearned tax remissions on leveraged leases. Interest and yield related fees are reflected in profit when earned. Yield related fees received in advance are deferred, included as part of the carrying value of the loan and amortised to profit as 'Interest Income' over the term of the loan. Note 1 (n) provides additional information with respect to leasing and leveraged leasing.

Non Accrual Facilities

Non accrual facilities (primarily loans) are recorded on a cash basis for recognition of income. Upon classification as non accrual, all interest charged in the current financial period is reversed from profit and reserved if it has not been received in cash.

If necessary, a specific provision for impairment is recognised so that the carrying amount of the facility does not exceed the expected future cash flows. In subsequent periods, interest in arrears/due on non accrual facilities is taken to profit and loss when a cash payment is received/realised and the amount is not designated as a principal payment. Non accrual facilities are restored to an accrual basis when all principal and interest payments are current and full collection is probable.

Restructured Facilities

When facilities (primarily loans) have the original contractual terms modified, the accounts become classified as restructured. Such accounts will have interest accrued to profit as long as the facility is performing on the modified basis in accordance with the restructured terms. If performance is not maintained, or collection of interest and/or principal is no longer probable, the account will be returned to the non accrual classification. Facilities are generally kept as non accrual until they are returned to performing basis.

NOTE 1 Summary of Significant Accounting Policies continued

Assets Acquired Through Securities Enforcement (AATSE)

Assets acquired in satisfaction of facilities in default (primarily loans) are recorded at net market value at the date of acquisition. Any difference between the carrying amount of the facility and the net market value of the assets acquired is represented as a specific provision for diminution of value or written off. AATSE are further classified as Other Real Estate Owned (OREO) or Other Assets Acquired Through Security Enforcement (OAATSE). Such assets are classified in the appropriate asset classifications in the balance sheet.

Bad Debts

Bad debts are written off in the period in which they are recognised. Bad debts previously specifically provided for are written off against the related specific provisions, while bad debts not provided for are written off through the general provision. Any subsequent cash recovery is credited to the general provision.

(n) Leasing and leveraged leasing

Finance leases are accounted for using the finance method and are included in loans, advances and other receivables. Income, determined on an actuarial basis, is taken to account over the term of the lease in relation to the outstanding investment balance.

The finance method also applies to leveraged leases but with income being brought to account at the rate which yields a constant rate of return on the outstanding investment balance over the life of the transaction so as to reflect the underlying assets, liabilities, revenue and expenses that flow from the arrangements. Where a change occurs in the estimated lease cash flows or available tax benefits at any stage during the term of the lease, the total lease profit is recalculated for the entire lease term and apportioned over the remaining lease term.

In accordance with amendments to AASB 1008: Leases, all leveraged leases with a lease term beginning from 1 July 1999 are accounted for as finance leases with income brought to account progressively over the lease term.

Leveraged lease receivables are recorded under loans, advances and other receivables at amounts that reflect the equity participation in the lease. The debt provider in the transaction has no recourse other than to the unremitted lease rentals and the equipment under lease.

Operating lease rental revenue and expense is recognised in the profit in equal periodic amounts over the effective lease term.

(o) Provisions for impairment

Provisions for credit losses are maintained at an amount adequate to cover anticipated credit related losses. Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.

Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. A specific provision is also established against each statistically managed portfolio in the statistically managed segment to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated managed segment for exposures aggregating to less than $250,000 and 90 days past due or more, and against emerging credit risks identified in specific segments in the credit risk rated managed portfolio. These provisions are funded primarily by reference to historical ratios of write offs to balances in default.

General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. The balance of provisions for impairment and movements therein are set out in Note 13.

All facilities subject to a specific provision are classified as non accrual and interest is only taken to profit when received in cash.

(p) Bank acceptances of customers

The exposure arising from the acceptance of bills of exchange that are sold into the market is brought to account as a liability. An asset of equal value is raised to reflect the offsetting claim against the drawer of the bill. Bank acceptances generate fee income that is taken to profit when earned.

(q) Deposits with regulatory authorities

In several countries in which the Group operates, the law requires that the Group lodge regulatory deposits with the local central bank at a rate of interest below that generally prevailing in that market. The amount of the deposit and the interest rate receivable are calculated in accordance with the requirements of the local central bank. Interest is taken to profit when earned.

(r) Shares in and loans to controlled entities

These investments are recorded at the lower of cost or recoverable amount.

(s) Property, plant and equipment

At year end, independent market valuations, reflecting current use, were obtained for all individual property holdings (other than leasehold improvements). Directors adopt a valuation based on this independent advice. Adjustments arising from revaluation are reflected in Asset Revaluation Reserve, except to the extent the adjustment reverses a revaluation previously recognised in profit and loss. For the current year the revaluation had minimal effect on the level of the reserve. The potential effect of any capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount.

Depreciation on owned buildings is based on the assessed useful life of each building. The book value of buildings demolished as part of the redevelopment of a site is written off in the financial year in which the buildings are demolished. Leasehold improvements are capitalised and depreciated over the unexpired term of the current lease.

Equipment is shown at cost less depreciation calculated principally on a category basis at rates applicable to each category's useful life. Depreciation is

NOTE 1 Summary of Significant Accounting Policies continued

calculated using the straight line method. It is treated as an operating expense and charged to profit. The amounts charged for the year are shown in Note 2. Profit or loss on sale of property is treated as operating income or expense. Realised amounts in Asset Revaluation Reserve are transferred to Capital Reserve.

The useful lives of major depreciable assets are as follows:

Buildings	
- Shell	Maximum 30 years
- Integral plant and equipment	
- carpets	10 years
- all other (air-conditioning, lifts)	20 years
- Non integral plant and equipment	
- fixtures and fittings	10 years
Leasehold improvements	Lesser of unexpired lease term or lives as above
Equipment	
- Security surveillance systems	10 years
- Furniture	8 years
- Office machinery	5 years
- EFTPOS machines	3 years

The Bank has outsourced the majority of its information processing and does not own any material amounts of computer or communications equipment.

(t) Goodwill

Goodwill, representing the excess of purchase consideration plus incidental expenses over the fair value of the identifiable net assets at the time of acquisition of an entity, is capitalised and brought to account in the balance sheet.

The goodwill so determined is amortised on a straight line basis over the period of expected benefit but not exceeding 20 years. Purchased goodwill resulting from the acquisition of the Colonial Group in June 2000 is set out in Note 20. Purchased goodwill arising from the merger with the State Bank of Victoria in 1991 is being amortised over 20 years. Purchased goodwill arising from the acquisition of the 25% minority interest in ASB Group in New Zealand in August 2000 is being amortised over 20 years. The periods of goodwill amortisation are subject to review annually by the Directors.

(u) Other assets

Other assets include all other financial assets and includes interest, fees, market revaluation of trading derivatives and other unrealised income receivable and securities sold not delivered. These assets are recorded at the cash value to be realised when settled.

Capitalisation of Computer Software Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 'Accounting for the Costs of Computer Software Developed or Obtained for Internal Use', the Group carries net unamortised capitalised computer software costs of $248 million as at 30 June 2003 (2002: $209 million).

Such costs are amortised over the assessed useful life of the projects, up to a maximum of 10 years. The usual period of amortisation is 2½ years, except for a small number of longer term projects. Software maintenance costs continue to be expensed as incurred.

(v) Deposits and other public borrowings

Deposits and other public borrowings includes certificates of deposits, term deposits, savings deposits, cheque and other demand deposits, debentures and other funds raised publicly by borrowing corporations. They are brought to account at the gross value of the outstanding balance. Interest is charged to profit when incurred.

(w) Payables due to other financial institutions

Payables due to other financial institutions includes deposits, vostro balances and settlement account balances due to other banks. They are brought to account at the gross value of the outstanding balance. Interest is charged to profit when incurred.

(x) Income taxes

The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is disclosed as a future income tax benefit or a provision for deferred income tax. Amounts are offset where the tax payable and realisable benefit are expected to occur in the same financial period. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being utilised (Notes 5 and 21).

At the date of this report, the Directors of the Bank have not made a decision whether or not to be treated as a single entity for Australian income tax purposes, under the tax consolidation system. For further details, refer to Note 5.

(y) Provisions for employee entitlements

The provision for long service leave is subject to actuarial review and is maintained at a level that accords with actuarial advice.

The provision for annual leave represents the outstanding liability as at balance date. Actual payments made during the year are included in Salaries and Wages.

The provision for other employee entitlements represents liabilities for staff housing loan benefits, a subsidy to a registered health fund with respect to retired employees and current employees, and employee incentives under employee share plans and bonus schemes.

The level of these provisions has been determined in accordance with the requirements of AASB 1028: Accounting for Employee Entitlements.

NOTE 1 Summary of Significant Accounting Policies continued

(z) Provisions for restructuring

Provisions for restructuring are brought to account where there is a detailed formal plan for restructure and a demonstrated commitment to that plan.

Provision for Restructuring (2000)

In June 2000 the Group acquired a 100% interest in the Colonial Limited Group of companies. This resulted in consequent restructuring requirements within Commonwealth Bank's existing business. The provision for restructuring covers the integration of the Colonial operations into the existing Group and rationalisation of existing processing and administrative functions. The principal costs associated with this programme were in the area of redundancy, property and systems. Refer Note 20 for further details on the Colonial acquisition.

Restructuring Costs (2000)

The integration of Colonial into the Group's structure resulted in an expense for restructuring of $106 million ($86 million after tax) being charged to the Bank's result in the year ending 30 June 2000.

(aa) Provision for self insurance

The provision for self insurance covers certain non lending losses and non transferred insurance risks. Actuarial reviews are carried out at regular intervals with provisioning effected in accordance with actuarial advice.

(bb) Debt issues

Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes which are recorded at cost or amortised cost. Premiums, discounts and associated issue expenses are amortised through profit and loss each year from the date of issue so that securities attain their redemption values by maturity date.

Interest is charged against profit as incurred. Any profits or losses arising from redemption prior to maturity are taken to profit in the period in which they are realised.

Further details of the Group's debt issues are shown in Note 26.

(cc) Bills payable and other liabilities

Bills payable and other liabilities includes all other financial liabilities and includes interest, fees, market revaluation of trading derivatives and other unrealised expenses payable and securities purchased not delivered.

These liabilities are recorded at the cash value to be realised when settled.

(dd) Loan capital

Loan capital is debt issued by the Group with terms and conditions, such as being undated or subordinated, which qualify the debt issue for inclusion as capital under APRA. Loan capital debt issues are recorded at cost or amortised cost.

Premiums, discounts and associated issue expenses are amortised through profit each year from the date of issue so that securities attain their redemption values by maturity date. Interest is reflected in profit as incurred. Any profits or losses arising from redemption prior to maturity are taken to profit in the period in which they are realised.

Further details of the Group's loan capital debt issues are shown in Note 28.

(ee) Shareholders' equity

Ordinary share capital is the amount of paid up capital from the issue of ordinary shares.

Preference Share Capital is the amount of paid up capital from the issue of preference shares.

General reserve is derived from revenue profits and is available for dividend except for undistributable profits in respect of the Group's life insurance businesses of $2,905 million, including the appraisal value uplift (2002:$3,150 million and 2001:$2,699 million).

Capital reserve is derived from capital profits and is available for dividend.

Dividend reinvestment plan reserve is appropriated from revenue profits when the Bank is expecting to satisfy the dividend reinvestment by the issue of new shares. The amount of the reserve represents the estimate of the minimum expected amount that will be reinvested in the Bank's dividend reinvestment plan. The allotment of shares under the plan is subsequently applied against the reserve. This accounting treatment reflects the probability that a fairly stable proportion of the Bank's final dividend will be reinvested in equity via the dividend reinvestment plan. No entry is passed to this reserve when the Bank has determined to satisfy the dividend reinvestment by an on market purchase of existing shares.

Further details of share capital, outside equity interests and reserves are shown in Notes 29, 30 and Statements of Changes in Shareholders' Equity.

(ff) Derivative financial instruments

The Group enters into a significant volume of derivative financial instruments that include foreign exchange contracts, forward rate agreements, futures, options and interest rate, currency, equity and credit swaps. Derivative financial instruments are used as part of the Group's trading activities and to hedge certain assets and liabilities.

Derivative financial instruments held or issued for trading purposes

Traded derivative financial instruments are recorded at net fair value based on quoted market prices, broker or dealer price quotations. A positive revaluation amount of a contract is reported as an asset and a negative revaluation amount of a contract as a liability. Changes in net fair value are reflected in profit immediately they occur.

Derivative financial instruments held or issued for purposes other than trading

The principal objective in holding or issuing derivative financial instruments for purposes other than trading is to manage balance sheet interest rate, exchange rate and credit risk associated with certain assets and liabilities such as loans, investment securities, deposits and debt issues. To be effective as hedges, the derivatives are identified and allocated against the underlying hedged item or class of items and generally modify the interest rate, exchange rate or credit characteristics of the hedged asset or liability. Such derivative financial instruments are purchased with the intent of being held to maturity. Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

NOTE 1 Summary of Significant Accounting Policies continued

Swaps

Interest rate swap receipts and payments are accrued to profit as interest of the hedged item or class of items being hedged over the term for which the swap is effective as a hedge of that designated item. Premiums or discounts to market interest rates that are received or made in advance are deferred and amortised to profit over the term for which the swap is effective as a hedge of the underlying hedged item or class of items.

Similarly with cross currency swaps, interest rate receipts and payments are brought to account on the same basis outlined in the previous paragraph. In addition, the initial principal flows are reported net and revalued to market at the current market exchange rate. Revaluation gains and losses are taken to profit against revaluation losses and gains of the underlying hedged item or class of items.

Credit default swaps are utilised to manage credit risk in the asset portfolio. Premiums are accrued to profit and loss as interest of the hedged item or class of items being hedged over the term for which the instrument is effective as a hedge. Any principal cash flow on default is brought to account on the same basis as the designated item being hedged. Credit default swaps held at balance date are immaterial.

Equity swaps are utilised to manage the risk associated with both the capital investment in equities and the related yield. These swaps enable the income stream to be reflected in profit and loss when earned. Any capital gain or loss at maturity of the swap is brought to account on the same basis as the underlying equity being hedged.

Forward rate agreements and futures

Realised gains and losses on forward rate agreements and futures contracts are deferred and included as part of the carrying value of the hedged item or class of items being hedged. The cash flow is amortised to profit as interest of the hedged item or class of items being hedged over the term for which the instrument is effective as a hedge.

Options

Where options are utilised in the management of balance sheet risk, premiums on options and any realised gains and losses on exercise are deferred and included as part of the carrying value of the hedged item or class of items being hedged. The cash flows are amortised to profit as interest of the hedged item or class of items being hedged over the term for which the instrument is effective as a hedge.

Early termination

Where a derivative instrument hedge is terminated prior to its 'maturity date', realised gains and losses are deferred and included as part of the carrying value of the hedged item or class of items being hedged.

The cash flows are amortised to profit as interest of the hedged item or class of items being hedged over the period for which the hedge would have been effective. Where the underlying hedged item or class of items being hedged ceases to exist, the derivative instrument hedge is terminated and realised and unamortised gains or losses taken to profit and loss.

Further information on derivative financial instruments is shown in Note 39.

(gg) Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued

These financial instruments generally relate to credit risk and attract fees in line with market prices for similar arrangements. They are not sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. They are recorded as contingent liabilities at their face value. Further information is shown in Note 38.

(hh) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and commissions.

Interest income

Interest income is reflected in profit when earned on an accrual basis. Further information is included in Notes 1(k) Investment securities, 1(m) Loans, advances and other receivables and 1(n) Leasing and leveraged leasing.

Lending fees

Material non refundable front end loan fees that are yield related and do not represent cost recovery, are taken to profit over the period of the loan. Associated costs incurred in these lending transactions are deferred and netted against yield related loan fees. Where non refundable front end loan fees are received that represent cost recovery or charges for services not directly related to the yield on a loan, they are taken to income in the period in which they are received. Where fees are received on an ongoing basis and represent the recoupment of the costs of maintaining and administering existing loans, these fees are taken to income on an accrual basis.

Commission and other fees

When commission charges and fees relate to specific transactions or events, they are recognised as income in the period in which they are received. However, when they are charged for services provided over a period, they are taken to income on an accrual basis.

Other income

Trading income is brought to account when earned based on changes in net fair value of financial instruments and recorded from trade date. Further information is included in Notes 1(e) Foreign currency translations, 1(j) Trading securities and 1 (ff) Derivative financial instruments. Life insurance business income recognition is explained in Note 1(ii) below.

(ii) Life Insurance Business

The Group's life insurance business is accounted for in accordance with the requirements of Accounting Standard AASB 1038: Life Insurance Business, which is summarised below:

(i) All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policyholders or to shareholders.

(ii) All assets are measured at net market values.

NOTE 1 Summary of Significant Accounting Policies continued

(iii) All liabilities are measured at net present values. Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Other Liabilities are measured at net present value at reporting date.

(iv) Any life insurers within the Group that are parent entities recognise and disclose any excess or deficiency of the net market values of interests in subsidiaries over the net assets of those subsidiaries as an item in the financial report of the life insurer economic entity.

(v) Premiums and claims are separated on a product basis into their revenue, expense and change in liability components unless the separation is not practicable or the components cannot be reliably measured.

(vi) Returns on all investments controlled by a life insurer entity in the Group are recognised as revenues.

(vii) Participating benefits vested in relation to the financial year, other than transfers from unvested policyholder benefits liabilities, are recognised as expenses.

(viii) Reinsurance contracts entered into are recognised on a gross basis.

The Group conducts life insurance business through Commonwealth Insurance Holdings Limited (CIHL), Commonwealth Life Limited (CLL) and The Colonial Mutual Life Assurance Society Limited (CMLA) in Australia, ASB Life Assurance Limited (ASB Life), Sovereign Assurance Company, Metropolitan Life Assurance Company of NZ Limited and Colonial Holding Company No2 (NZ) Limited in New Zealand and several subsidiaries and joint ventures throughout Asia. CIHL, CMLA and ASB Life are the top tier life insurance companies within the life insurance corporate structure and they value their interests at market in their controlled entities at each reporting date. Refer Note 1(pp) for details of corporate restructure after 30 June 2003.

Accounting policies and disclosures specific to life insurance business are required under AASB 1038. These are provided in this note and Notes 16, 21 and 34.

Premiums and Claims

(i) Investment linked business

Premiums received, which are in the nature of investment deposits, have the fee portion of the premium recognised as revenue and the deposit portion recognised as an increase in policy liabilities. Premiums with no due date are recognised on a cash received basis. Fees earned by the Shareholder for managing the funds invested are recognised as revenue. Claims under investment linked businesses represent withdrawals of investment deposits and are recognised as a reduction in policy liabilities.

(ii) Non-investment linked business

Premiums received for providing services and bearing risks are recognised as revenue. Premiums with a regular due date are recognised as revenue on an accruals basis. Non-investment linked claims are recognised as an expense when a liability has been established.

Market Value Accounting

All assets are valued at net market value (NMV) and all liabilities at net present value at balance date. Consistent with the principles of market value accounting, movements in the net market value of assets and net present value of liabilities during the period are immediately recognised in profit.

Life Insurance Investment Assets

Investments are measured at net market values at balance date. Listed securities are valued at the price ruling at balance date. Where no quoted market exists, the Directors adopt various methods determined by internal and external valuers. In these cases the values are deemed equivalent to net market value. Details of particular methods adopted are as follows:

- Valuation of the investment in the life insurance controlled entities is based on the appraisal value. The appraisal value comprises the present value of future profits from in force business, the estimated value of profits from future business and the shareholders interest in the net worth of the life insurance Statutory and Shareholder Funds.
- Non life insurance controlled entities are valued using a discounted cash flow method applied to anticipated future income streams, allowing for assumptions about future sales growth, redemptions, expenses, investment returns and fee margins. This method allows the values so calculated to be expressed in the form of appraisal values, consistent with those calculated for the life insurance controlled entities. Valuation of the investment in the non life insurance controlled entities is then based on these calculated appraisal values as at reporting date.
- Properties are valued annually by qualified independent valuers.

Excess of Net Market Value over Net Assets of Controlled Entities

Interests in controlled entities held by the life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at market value.

On consolidation the investment in controlled entities is eliminated and the excess of market value of controlled entities over their underlying net assets is separately recognised in Other Assets (Note 21) on the balance sheet as 'Excess of Net Market Value over Net Tangible Assets of Life Insurance Controlled Entities'. This amount is assessed periodically as part of the valuation of investments with changes in value taken to profit. This excess does not require amortisation in the financial statements.

NOTE 1 Summary of Significant Accounting Policies continued

Life Insurance Policy Liabilities and Margin on Services Profit

Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way that allows for the systematic release of planned profit margins as services are provided to policyowners and the revenues relating to those services are received. Selected profit carriers including premiums and anticipated annuity payments are used to determine profit recognition.

Profit

Life insurance business operating under this profit recognition methodology can be analysed as follows:

(i) Emergence of planned profit margins:
In setting premium rates, life insurers will include planned margins of revenues over expenses. When the life insurer has performed the services necessary to establish a valid claim to those margins and has received the revenues relating to those services, the planned margins are recognised in profit. Where actual experience replicates planned margin assumptions, the planned profit margin will be released over the life of the policy.

(ii) Difference between actual and planned experience:
Experience profits/(losses) are realised where actual experience differs from the expected performance used to determine planned margins. Circumstances giving rise to experience profits/(losses) include experience variations in claims, expenses, mortality, discontinuance and investment returns. For example, an experience profit will emerge when the expenses of maintaining all in force business in a year are lower than those allowed for in the planned margin.

(iii) Loss recognition on groups of related products or reversals of previously recognised losses:
Where future expenses for a group of related products exceeds future revenues, the anticipated loss is recognised immediately. If unprofitable business becomes profitable, previously recognised losses are reversed immediately.

(iv) Investment earnings on assets in excess of policy liabilities:
Investment assets are held in excess of those required to meet policy liabilities. Investment earnings are directly influenced by market conditions and as such this component of profit will vary from year to year.

Participating Policies

Policy liabilities attributable to participating policies include the value of future planned shareholder profit margins and an allowance for future supportable bonuses. The value of supportable bonuses and planned shareholder profit margins account for all profit on participating policies based on best estimate assumptions.

Under Margin on Services profit recognition methodology, the value of supportable bonuses and the shareholder profit margin relating to a reporting year will emerge as planned profits in that year.

Policy Acquisition Costs

Policy acquisition costs include the fixed and variable costs of acquiring new business. These costs are effectively deferred through the determination of policy liabilities at the balance date to the extent that they are deemed recoverable from premium or policy charges. Deferred acquisition costs are effectively amortised over the life of the policy.

(jj) Loan Securitisation

The Group conducts a loan securitisation program through which it packages and sells loans as securities to investors. For its services to the program, the Group receives fees such as loan servicing, program management and trustee fees on an arms length basis. Fee income is recognised in income on an accruals basis in relation to the period in which the costs of providing these services are incurred.

Interest rate swaps and liquidity facilities are provided at arms length to the program by the Group in accordance with APRA Prudential Guidelines.

The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met.

Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins, future cash flows cannot be reliably measured. Therefore, no asset/liability or gain/loss on sale of the loans has been recognised. The residual income is recognised in Other Income when receivable. Interest rates swaps are recognised in income on an accruals basis.

(kk) Fiduciary activities

The Bank and designated controlled entities act as Trustee and/or Manager and/or Custodian for a number of Wholesale, Superannuation and Investment Funds, Trusts and Approved Deposit Funds. Further details are shown in Note 38.

The assets and liabilities of these Trusts and Funds are not included in the consolidated financial statements as the Bank does not have direct or indirect control of the Trusts and Funds as defined by AASB 1024. Commissions and fees earned in respect of the activities are included in the profit of the Group and the designated controlled entity.

(ll) Superannuation plans

The Group sponsors a range of superannuation plans for its employees. The assets and liabilities of these plans are not included in the consolidated financial statements.

The superannuation contributions expense principally represents the annual funding, determined after having regard to actuarial advice, to provide for future obligations of defined benefit plans. Contributions to all superannuation plans are made in accordance with the rules of the plans.

NOTE 1 Summary of Significant Accounting Policies continued

(mm) Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in these financial statements.

Statement of Financial Performance and Segment Reporting

A part of the business previously reported under the Life Insurance segment namely Commonwealth and Colonial Products and part of the ASB business, is now reported under the funds management segment. Management believes that this classification more appropriately represents the industry segments in which the Commonwealth Bank operates. Prior period numbers have been reclassified accordingly.

Share Based Compensation

Share based compensation has been included as a new line item of expense within the Statement of Financial Performance and Note 2 Operating Profit which has resulted in the reclassification of part of the salaries and wages expense in prior periods. Refer Note 1(a) for further details.

(nn) Definitions

'Overseas' represents amounts booked in branches and controlled entities outside Australia.

'Borrowing Corporation' as defined by Section 9 of the Corporations Act 2001 is CBFC Limited, Colonial Finance Limited and their controlled entities.

'Net Fair Value' represents the fair or market value adjusted for transaction costs.

'Cash Basis' is defined as net profit after tax and outside equity interest before goodwill amortisation and funds management and life insurance appraisal value (reduction)/uplift.

(oo) Policy Changes (2001)

The Group adopted the requirements at AASB 1038: Life Insurance Business for the first time from 1 July 1999, refer note 1 (ii). From 1 July 2000 outside equity interests in managed investment funds controlled by the life insurance statutory funds have been brought to account. As a result life insurance investment assets and outside equity interests increased by $1,458 million at 30 June 2001 ($588 million at 30 June 2000). This change had no impact on operating profit after tax attributable to the Bank. Comparative figures were restated.

The Group elected to apply revised accounting standard AASB 1005: Segment Reporting from 1 July 2000, prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001, refer Note 33.

The Group elected to apply revised accounting standard AASB 1041: Revaluation of Non-Current Assets from 1 July 2000, prior to its operative date in accordance with Section 334(5) of the Corporations Act 2001, refer Note 19.

(pp) Subsequent events

Corporate Restructure

The Group is in the process of a corporate restructure of the legal entities involved in the Funds Management and Life Insurance operations within Australia. The corporate restructure involves:

- Transferring the Life Insurance business of Commonwealth Life Limited to The Colonial Mutual Life Assurance Society Limited (on 1 July 2003);
- Transferring the former Commonwealth Life Insurance and Funds Management companies into the Colonial sub-group of companies (during July and August 2003); and
- Simplifying the corporate structure within the Colonial sub-group of companies (ongoing, to be substantially completed by December 2003).

The restructure will:

- Align the corporate structure and the management structure; and
- Simplify the corporate structure, increasing transparency for investors, regulators and creditors.

There is no material effect on the regulatory capital position of the Bank, or of any of the life insurance companies, the general insurance company or the funds management companies arising directly from the restructure.

Issue of Trust Preferred Securities

On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD550m (AUD824m) of trust preferred securities into the US capital markets. The securities will qualify as Tier 1 capital of the Bank. Refer to Note 29 for further details.

Notes to the financial statements

NOTE 2 Operating Profit

Profit from ordinary activities before income tax has been determined as follows:	**2003**	2002	GROUP 2001	**2003**	BANK 2002
	$M	$M	$M	**$M**	$M
Interest Income					
Loans	**10,084**	9,231	10,253	**8,077**	7,533
Other financial institutions	**233**	165	280	**70**	95
Cash and liquid assets	**137**	142	110	**135**	137
Trading securities	**454**	359	548	**362**	276
Investment securities	**579**	517	655	**256**	255
Dividends on redeemable preference shares	**41**	41	54	**-**	(6)
Controlled entities	**-**	-	-	**577**	380
Total Interest Income	**11,528**	10,455	11,900	**9,477**	8,670
Interest Expense					
Deposits	**4,732**	4,256	5,063	**3,795**	3,409
Other financial institutions	**198**	193	328	**197**	205
Debt issues	**1,352**	1,064	1,661	**889**	601
Controlled entities	**-**	-	-	**243**	265
Loan capital	**220**	232	374	**212**	227
Total Interest Expense	**6,502**	5,745	7,426	**5,336**	4,707
Net Interest Income	**5,026**	4,710	4,474	**4,141**	3,963
Other Operating Income					
Lending fees	**652**	618	602	**599**	580
Commission and other fees	**1,423**	1,242	1,173	**1,157**	1,309
Trading income					
Foreign exchange earnings	**200**	243	222	**175**	216
Trading securities	**190**	113	140	**162**	92
Other financial instruments (incl derivatives)	**112**	133	64	**112**	133
Dividends - controlled entities	**-**	-	-	**577**	969
- other	**4**	5	14	**2**	3
Net gain (loss) on investments and loans	**(9)**	78	56	**(9)**	295
Net profit on sale of property, plant and equipment	**22**	12	25	**13**	11
Funds management income	**1,042**	1,147	1,204	**-**	-
Life insurance income	**634**	659	765	**-**	-
General insurance premium income	**116**	119	107	**-**	-
Less general insurance claims paid	**(75)**	(66)	(57)	**-**	-
Other	**62**	55	35	**566**	332
Total Other Operating Income	**4,373**	4,358	4,350	**3,354**	3,940
Total Net Operating Income before appraisal value (reduction)/uplift	**9,399**	9,068	8,824	**7,495**	7,903
Charge for Bad and Doubtful Debts (Note 13)					
General provisions	**305**	449	385	**266**	405
Total Charge for Bad and Doubtful Debts	**305**	449	385	**266**	405

Notes to the financial statements

NOTE 2 Operating Profit continued

			GROUP		BANK
	2003	2002	2001	**2003**	2002
	$M	$M	$M	**$M**	$M
Staff Expenses					
Salaries and wages	**2,106**	2,016	2,043	**1,694**	1,697
Superannuation contributions	**13**	11	12	**(3)**	2
Provisions for employee entitlements	**11**	44	39	**5**	42
Payroll tax	**107**	92	99	**95**	83
Fringe benefits tax	**26**	32	48	**24**	30
Other staff expenses	**120**	132	116	**78**	43
Recurrent expenses	**2,383**	2,327	2,357	**1,893**	1,897
Restructuring	**155**	-	-	**155**	-
Total Staff Expenses	**2,538**	2,327	2,357	**2,048**	1,897
Share Based Compensation	**119**	63	3	**118**	62
Occupancy and Equipment Expenses					
Operating lease rentals	**354**	324	329	**289**	295
Depreciation					
Buildings	**24**	26	29	**20**	23
Leasehold improvements	**51**	47	45	**41**	37
Equipment	**53**	55	76	**22**	26
Repairs and maintenance	**58**	56	60	**49**	51
Other	**69**	70	65	**52**	26
Recurrent expenses	**609**	578	604	**473**	458
Restructuring	**3**	-	-	**3**	-
Total Occupancy and Equipment Expenses	**612**	578	604	**476**	458
Information Technology Services					
Projects and development	**195**	189	191	**166**	167
Data processing	**255**	275	256	**227**	256
Desktop	**161**	155	145	**159**	154
Communications	**171**	175	171	**144**	148
Software amortisation	**78**	44	25	**71**	38
Recurrent expenses	**860**	838	788	**767**	763
Restructuring	**30**	-	-	**30**	-
Total Information Technology Services	**890**	838	788	**797**	763
Other Expenses					
Postage	**109**	111	108	**96**	95
Stationery	**118**	104	104	**90**	86
Fees and commissions	**551**	609	524	**210**	279
Advertising, marketing and loyalty	**276**	256	252	**221**	203
Other	**312**	315	430	**154**	139
Recurrent expenses	**1,366**	1,395	1,418	**771**	802
Restructuring	**26**	-	-	**26**	-
Total Other Expenses	**1,392**	1,395	1,418	**797**	802
Total Operating Expenses before goodwill amortisation	**5,551**	5,201	5,170	**4,236**	3,982
Appraisal value (reduction)/uplift	**(245)**	477	474	**-**	-
Goodwill amortisation	**(322)**	(323)	(338)	**(186)**	(186)
Profit from ordinary activities before income tax	**2,976**	3,572	3,405	**2,807**	3,330
First time expenses comprise:					
Restructuring expenses – as above	214	-	-	214	-
Employee compensation (ESAP) – Note 1(a)	45	-	-	45	-
	259			**259**	

NOTE 3 Revenue from Ordinary Activities

			GROUP		BANK
	2003	2002	2001	**2003**	2002
	$M	$M	$M	**$M**	$M
Banking					
Interest income	**11,528**	10,455	11,900	**9,477**	8,670
Fees and commissions	**2,075**	1,860	1,775	**1,756**	1,889
Trading income	**502**	489	426	**449**	441
Dividends	**4**	5	14	**579**	972
Proceeds from sale of property, plant and equipment	**72**	109	157	**65**	78
Proceeds from sale of investments and loans	**56**	609	28	**2**	836
Other income	**94**	108	85	**566**	334
	14,331	13,635	14,385	**12,894**	13,220
Funds Management and Life Insurance					
Funds management income including premiums	**1,125**	1,083	1079	**-**	-
Life insurance premiums and related income	**1,011**	866	695	**-**	-
Investment income	**628**	(100)	1,698	**-**	-
	2,764	1,849	3,472	**-**	-
Appraisal value uplift [(1)]					
- recurrent basis	**-**	330	474	**-**	-
- corporate restructure of funds management business	**-**	147	-	**-**	-
	-	477	474	**-**	-
Total revenue from ordinary activities	**17,095**	15,961	18,331	**12,894**	13,220

There were no sources of revenue from non-operating activities.

(1) Appraisal value reduction of $ 245 million for year ended 30 June 2003.

NOTE 4 Average Balances and Related Interest

The table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rates for each of 2001, 2002 and 2003. Averages used are predominantly daily averages. The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted in the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

Full Year Ended	2003			2002			2001		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Average Interest Earning Assets and Interest Income									
Cash and liquid assets									
Australia	**3,293**	**133**	**4.0**	4,290	138	3.2	2,428	107	4.4
Overseas	**813**	**4**	**0.5**	285	4	1.4	273	3	1.1
Receivables due from other financial institutions									
Australia	**2,446**	**79**	**3.2**	1,822	69	3.8	2,658	159	6.0
Overseas	**3,734**	**154**	**4.1**	2,663	96	3.6	1,595	121	7.6
Deposits with regulatory authorities									
Australia	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Overseas	**56**	**-**	**n/a**	174	-	n/a	29	-	n/a
Trading securities									
Australia	**7,360**	**326**	**4.4**	5,138	248	4.8	5,616	387	6.9
Overseas	**3,395**	**128**	**3.8**	2,698	111	4.1	2,587	161	6.2
Investment securities									
Australia	**4,240**	**261**	**6.2**	3,774	211	5.6	3,244	242	7.5
Overseas	**8,062**	**318**	**3.9**	7,339	306	4.2	6,268	413	6.6
Loans, advances and other receivables									
Australia	**131,746**	**8,496**	**6.4**	123,006	7,984	6.5	118,917	8,983	7.6
Overseas	**23,125**	**1,629**	**7.0**	19,445	1,288	6.6	16,992	1,317	7.8
Other interest earning assets	**-**	**-**	**n/a**	-	-	n/a	-	7	n/a
Intragroup loans									
Australia	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Overseas	**3,604**	**31**	**0.9**	3,232	65	2.0	3,198	191	6.0
Average interest earning assets and interest income including intragroup	**191,874**	**11,559**	**6.0**	173,866	10,520	6.1	163,805	12,091	7.4
Intragroup eliminations	**(3,604)**	**(31)**	**0.9**	(3,232)	(65)	2.0	(3,198)	(191)	6.0
Total average interest earning assets and interest income	**188,270**	**11,528**	**6.1**	170,634	10,455	6.1	160,607	11,900	7.4
Average Non-Interest Earning Assets									
Bank acceptances									
Australia	**13,144**			11,965			12,074		
Overseas	**53**			66			109		
Life insurance investment assets									
Australia	**26,333**			26,853			26,580		
Overseas	**4,070**			4,129			3,062		
Property, plant and equipment									
Australia	**627**			681			1,024		
Overseas	**197**			203			240		
Other assets									
Australia	**24,046**			23,617			21,676		
Overseas	**3,303**			3,411			1,835		
Provisions for impairment									
Australia	**(1,497)**			(1,546)			(1,493)		
Overseas	**(150)**			(143)			(84)		
Total average non-interest earning assets	**70,126**			69,236			65,023		
Total Average Assets	**258,396**			239,870			225,630		
Percentage of total average assets applicable to overseas operations	**19.5%**			18.1%			16.0%		

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

Average Liabilities and Interest Expense

Full Year Ended	2003			2002			2001		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Average Interest Bearing Liabilities and Loan Capital and Interest Expense									
Time deposits									
Australia	**45,674**	**1,956**	**4.3**	41,283	1,901	4.6	42,226	2,519	6.0
Overseas	**14,255**	**876**	**6.1**	12,479	761	6.1	9,882	711	7.2
Savings deposits									
Australia	**32,780**	**492**	**1.5**	32,078	412	1.3	27,835	603	2.2
Overseas	**2,788**	**100**	**3.6**	2,444	82	3.4	2,027	83	4.1
Other demand deposits									
Australia	**34,043**	**1,230**	**3.6**	29,517	1,037	3.5	23,813	1,064	4.5
Overseas	**2,906**	**78**	**2.7**	2,386	63	2.6	1,911	62	3.2
Payables due to other financial institutions									
Australia	**1,752**	**34**	**1.9**	2,043	65	3.2	1,271	65	5.1
Overseas	**6,712**	**164**	**2.4**	5,320	128	2.4	4,238	263	6.2
Debt issues									
Australia	**17,651**	**1,047**	**5.9**	14,578	800	5.5	17,130	1,099	6.4
Overseas	**10,738**	**305**	**2.8**	9,398	264	2.8	9,965	562	5.6
Loan capital									
Australia	**5,234**	**212**	**4.1**	5,491	227	4.1	5,564	367	6.6
Overseas	**204**	**8**	**3.9**	88	5	5.7	116	7	6.0
Other interest bearing liabilities	**-**	**-**	**n/a**	-	-	n/a	-	21	n/a
Intragroup borrowings									
Australia	**3,604**	**31**	**0.9**	3,232	65	2.0	3,198	191	6.0
Overseas	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Average interest bearing liabilities and loan capital and interest expense including intragroup	**178,341**	**6,533**	**3.7**	160,337	5,810	3.6	149,176	7,617	5.1
Intragroup eliminations	**(3,604)**	**(31)**	**0.9**	(3,232)	(65)	2.0	(3,198)	(191)	6.0
Total average interest bearing liabilities and loan capital and interest expense	**174,737**	**6,502**	**3.7**	157,105	5,745	3.7	145,978	7,426	5.1
Non-Interest Bearing Liabilities									
Deposits not bearing interest									
Australia	**4,784**			5,424			6,034		
Overseas	**871**			705			608		
Liability on acceptances									
Australia	**13,146**			11,965			12,077		
Overseas	**53**			66			109		
Life insurance policy liabilities									
Australia	**20,828**			23,092			23,584		
Overseas	**3,596**			3,457			2,617		
Other liabilities									
Australia	**16,034**			14,628			13,536		
Overseas	**2,739**			3,026			2,890		
Total average non-interest bearing liabilities	**62,051**			62,363			61,455		
Total average liabilities and loan capital	**236,788**			219,468			207,433		
Shareholders' equity	**21,608**			20,402			18,197		
Total average liabilities, loan capital and shareholders' equity	**258,396**			239,870			225,630		
Percentage of total average liabilities applicable to overseas operations	**18.9%**			17.9%			16.6%		

Notes to the financial statements

NOTE 4 Average Balances and Related Interest continued

Changes in Net Interest Income: Volume and Rate Analysis	30/06/03 vs 30/06/02 Changes due to Volume $M	Rate $M	Total $M	30/06/02 vs 30/06/01 Changes due to Volume $M	Rate $M	Total $M
Interest Earning Assets						
Cash and liquid assets						
Australia	(36)	31	(5)	71	(40)	31
Overseas	5	(5)	-	-	1	1
Receivables due from other financial institutions				-	-	-
Australia	22	(12)	10	(41)	(49)	(90)
Overseas	41	17	58	60	(85)	(25)
Trading securities				-	-	-
Australia	103	(25)	78	(28)	(111)	(139)
Overseas	27	(10)	17	6	(56)	(50)
Investment securities				-	-	-
Australia	27	23	50	35	(66)	(31)
Overseas	29	(17)	12	58	(165)	(107)
Loans, advances and other receivables				-	-	-
Australia	565	(53)	512	287	(1,286)	(999)
Overseas	251	90	341	176	(205)	(29)
Other interest earning assets	-	-	-	-	(7)	(7)
Intragroup loans				-	-	-
Australia	-	-	-	-	-	-
Overseas	5	(39)	(34)	1	(127)	(126)
Change in interest income including intragroup	1,056	(17)	1,039	656	(2,227)	(1,571)
Intragroup eliminations	(5)	39	34	(1)	127	126
Change in interest income	1,080	(7)	1,073	679	(2,124)	(1,445)
Interest Bearing Liabilities and Loan Capital						
Time deposits						
Australia	195	(140)	55	(50)	(568)	(618)
Overseas	108	7	115	171	(136)	35
Savings deposits						
Australia	10	70	80	73	(264)	(191)
Overseas	12	6	18	16	(17)	(1)
Other demand deposits						
Australia	161	32	193	228	(255)	(27)
Overseas	14	1	15	14	(13)	1
Payables due to other financial institutions						
Australia	(7)	(24)	(31)	32	(32)	-
Overseas	34	2	36	47	(182)	(135)
Debt issues						
Australia	175	72	247	(152)	(147)	(299)
Overseas	38	3	41	(24)	(274)	(298)
Loan capital						
Australia	(11)	(4)	(15)	(4)	(136)	(140)
Overseas	6	(3)	3	(2)	-	(2)
Other interest bearing liabilities	-	-	-	-	(6)	(6)
Intragroup borrowings						
Australia	5	(39)	(34)	1	(127)	(126)
Overseas	-	-	-	-	-	-
Change in interest expense including intragroup	666	57	723	503	(2,310)	(1,807)
Intragroup eliminations	(5)	39	34	(1)	127	126
Change in interest expense	650	107	757	486	(2,167)	(1,681)
Change in net interest income	479	(163)	316	278	(42)	236

NOTE 4 Average Balances and Related Interest continued

Changes in Net Interest Income: Volume and Rate Analysis

The preceding table shows the movement in interest income and expense due to changes in volume and changes in interest rates. Volume variances reflect the change in interest from the prior period due to movement in the average balance. Rate variance reflects the change in interest from the prior year due to changes in interest rates.

Volume and rate variance for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

			GROUP
	2003	2002	2001
	$M	$M	$M
Net interest income	**5,026**	4,710	4,474
Average interest earning assets	**188,270**	170,634	160,607

Interest Margins and Spreads

Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

Interest margin represents net interest income as a percentage of average interest earning assets. The calculations for Australia and Overseas include intragroup cross border loans/borrowings and associated interest.

	2003	2002	2001
	%	%	%
Australia			
Interest Spread [1]	**2.68**	2.75	2.56
Benefit of net free liabilities, provisions and equity [2]	**0.20**	0.25	0.43
Australia Interest Margin [3]	**2.88**	3.00	2.99
Overseas			
Interest Spread [1]	**1.22**	1.16	1.06
Benefit of net free liabilities, provisions and equity [2]	**0.50**	0.43	0.55
Overseas Interest Margin [3]	**1.72**	1.59	1.61
Group			
Interest Spread [1]	**2.40**	2.47	2.32
Benefit of net free liabilities, provisions and equity [2]	**0.27**	0.29	0.46
Group Interest Margin [3]	**2.67**	2.76	2.78

(1) Difference between the average interest rate earned and the average interest rate paid on funds.
(2) A portion of the Group's interest earning assets is funded by net interest free liabilities and shareholders' equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.
(3) Net interest income divided by average interest earning assets for the period.

Notes to the financial statements

NOTE 5 Income Tax Expense

Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on operating profit.

	GROUP			BANK	
	2003	2002	2001	**2003**	2002
	$M	$M	$M	**$M**	$M
Operating profit from ordinary activities before income tax					
Banking	**3,187**	2,884	2,512	**2,993**	3,516
Funds Management	**206**	399	478	**-**	-
Life insurance	**150**	135	279	**-**	-
Appraisal value (reduction)/uplift	**(245)**	477	474	**-**	-
Goodwill amortisation	**(322)**	(323)	(338)	**(186)**	(186)
	2,976	3,572	3,405	**2,807**	3,330
Prima facie income tax at 30% (30 June 2001: 34%)					
Banking	**956**	866	853	**898**	1,055
Funds Management	**62**	120	163	**-**	-
Life insurance	**45**	40	95	**-**	-
Appraisal value (reduction)/uplift	**(73)**	143	161	**-**	-
Goodwill amortisation	**(97)**	(97)	(114)	**(56)**	(56)
	893	1,072	1,158	**842**	999
Add (or deduct) permanent differences expressed on a tax effect basis:					
Current Period					
Tax rate change	**-**	-	3	**-**	-
Specific provisions for offshore bad and doubtful debts not tax effected	**13**	(3)	8	**8**	(7)
Taxation rebates (net of accruals)	**(36)**	(24)	(35)	**(146)**	(308)
Tax adjustment referable to policyholder income	**(66)**	(25)	62	**-**	-
Non assessable income - life insurance surplus	**(18)**	(25)	(43)	**-**	-
Change in excess of net market value over net assets of life insurance controlled entities	**73**	(143)	(161)	**-**	-
Non deductible goodwill amortisation	**97**	97	115	**56**	56
Non assessable capital gains	**-**	-	(38)	**-**	(68)
Tax losses recognised	**(18)**	(35)	(65)	**-**	(35)
Employee share acquisition plan	**-**	(8)	(8)	**-**	(8)
Other	**20**	17	26	**(52)**	36
	65	(149)	(136)	**(134)**	(334)
Prior Periods					
Other	**-**	(7)	(29)	**-**	-
Total Income Tax Expense	**958**	916	993	**708**	665
Income tax attributable to operating profit					
Banking	**938**	816	705	**708**	665
Funds management	**54**	96	104	**-**	-
Life insurance	**24**	40	90	**-**	-
Corporate tax	**1,016**	952	899	**708**	665
Policyholder tax	**(58)**	(36)	94	**-**	-
Total Income Tax Expense	**958**	916	993	**708**	665
Income tax expense comprises:					
Current taxation provision	**917**	1,385	820	**625**	814
Deferred income (benefit)/tax provision	**(24)**	(408)	193	**42**	(129)
Future income tax benefit	**45**	(86)	(35)	**35**	(28)
Notional tax expense - leveraged leases	**22**	12	11	**6**	5
Other	**(2)**	13	4	**-**	3
Total Income Tax Expense	**958**	916	993	**708**	665
The components of income tax expense consist of the following:					
Current Australia	**853**	1,239	765	**610**	811
Overseas	**112**	146	55	**15**	3
	965	1,385	820	**625**	814
Deferred Australia	**(1)**	(403)	168	**83**	(149)
Overseas	**(6)**	(66)	5	**-**	-
	(7)	(469)	173	**83**	(149)

NOTE 5 Income Tax Expense continued

	GROUP			BANK	
	2003 $M	2002 $M	2001 $M	**2003 $M**	2002 $M
The significant temporary differences are as follows:					
Deferred income tax assets arising from:					
Provisions not tax deductible until expense incurred	**353**	337	488	**242**	257
Other	**172**	288	206	**70**	52
Future income tax benefits (Note 21)	**525**	625	694	**312**	309
Deferred income tax liabilities arising from:					
Leveraged leasing	**302**	240	328	**116**	34
Lease financing	**96**	100	149	**2**	23
Other	**16**	240	625	**44**	95
Total deferred income tax liabilities (Note 24)	**414**	580	1,102	**162**	152
Future income tax benefits attributable to tax losses carried forward as an asset	**36**	124	-	**-**	-
Future income tax benefits not taken to account					
Valuation allowance					
Opening balance	**168**	146	173	**132**	121
Prior year adjustments	**(34)**	(8)	(2)	**(71)**	(10)
Benefits now taken to account	**(18)**	(27)	(65)	**(17)**	(27)
Benefits arising during the year not recognised	**26**	57	40	**18**	48
Closing balance (Note 21)	**142**	168	146	**62**	132

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. At the date of this report, the directors of Commonwealth Bank of Australia have not made a decision whether or not to elect to be taxed as a single entity. In the event that the tax consolidation system is implemented, Commonwealth Bank of Australia has agreed to reimburse their wholly-owned subsidiaries which form part of the consolidated tax group for the net deferred tax assets that remain at implementation date. Alternatively where there exists a net tax liability, wholly-owned subsidiaries will compensate Commonwealth Bank of Australia. In future years, should the Bank enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group. Tax balances for the consolidated tax group will be recorded in the financial statements of the Commonwealth Bank of Australia.

Notes to the financial statements

NOTE 6 Dividends

	GROUP			BANK	
	2003	2002	2001	**2003**	2002
	$M	$M	$M	**$M**	$M
Ordinary Shares					
Interim ordinary dividend (fully franked) (2003: 69 cents, 2002: 68 cents, 2001: 61 cents)					
Provision for interim ordinary dividend - cash component only	**699**	693	642	**699**	852
Provision for interim ordinary dividend - dividend reinvestment plan	**166**	159		**166**	
Declared final ordinary dividend (fully franked) (2003: nil provided, 2002: 82 cents, 2001: 75 cents)					
Provision for final ordinary dividend - cash component only	**-**	832	765	**-**	1,027
Provision for final ordinary dividend - dividend reinvestment plan		195		**-**	
Other provision	**-**	-	5	**-**	-
Preference Shares					
Preference dividends paid (fully franked) (2003: 1,019 cents, 2002: 970 cents, 2001: 261 cents)	**28**	26	-	**28**	26
Provision for preference dividend	**8**	8	9	**8**	8
Dividends provided for or paid	**901**	1,913	1,421	**901**	1,913
Appropriations to Dividend Reinvestment Plan Reserve					
Interim ordinary dividend	**-**	-	131	**-**	-
Final ordinary dividend	**-**	-	168	**-**	-
Dividends appropriated to Dividend Reinvestment Plan Reserve	**-**	-	299	**-**	-
Total Dividends Provided for, Reserved or Paid	**901**	1,913	1,720	**901**	1,913
Other provision carried	**4**	5	-	**4**	5
Dividends proposed and not recognised as a liability (fully franked) (2003: 85 cents, 2002: nil)	**1,066**	-	-	**1,066**	-

Dividend Franking Account

After fully franking the final dividend to be paid for the year ended 30 June 2003 the amount of credits available as at 30 June 2003 to frank dividends for subsequent financial years is $417 million. This figure is based on the combined franking accounts of the Bank at 30 June 2003, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2003, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2003 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2003.

Dividend History

Half Year Ended	**Cents Per Share**	**Half-year Payout Ratio** [1]	**Full Year Payout Ratio** [1]	**Full Year Payout Ratio Cash Basis** [2]	**DRP Price $**	**DRP Participation Rate** [3]
31 December 2000	61	68.2%	-	-	30.82	18.6%
30 June 2001	75	74.0%	71.2%	75.5%	28.79	18.4%
31 December 2001	68	71.8%	-	-	31.96	18.7%
30 June 2002	82	71.6%	71.7%	76.2%	31.92	19.0%
31 December 2002	69	143.2%	-	-	24.75	19.2%
30 June 2003	85	77.7%	97.7%	75.9%	-	-

(1) Dividend Payout Ratio: dividends divided by earnings after abnormals.
(2) Payout ratio based on net profit after tax before goodwill amortisation and appraisal value uplift.
(3) DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

Notes to the financial statements

NOTE 7 Earnings Per Share

	GROUP		
	2003	2002	2001
	c	c	c
Earnings Per Ordinary Share			
- Basic	**157.4**	209.6	189.6
- Fully diluted	**157.3**	209.3	189.3
	$M	$M	$M
Reconciliation of earnings used in the calculation of earnings per share			
Profit from ordinary activities after income tax	**2,018**	2,656	2,412
Less: Preference share dividends	**(40)**	(34)	(9)
Less: Outside equity interests	**(6)**	(1)	(14)
Earnings used in calculation of earnings per share	**1,972**	2,621	2,389

	Number of Shares		
	2003	2002	2001
	M	M	M
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,253**	1,250	1,260
Effect of dilutive securities - share options	**1**	2	2
Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	**1,254**	1,252	1,262
Cash Basis Earnings Per Ordinary Share	**c**	c	c
- Basic	**202.6**	197.3	178.8
- Fully diluted	**202.5**	197.0	178.6

NOTE 8 Cash and Liquid Assets

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia				
Notes, coins and cash at bankers	**1,426**	1,888	**1,330**	1,873
Money at short call	**14**	74	**-**	-
Securities purchased under agreements to resell	**2,900**	3,194	**2,900**	3,194
Bills receivable and remittances in transit	**217**	270	**218**	296
Total Australia	**4,557**	5,426	**4,448**	5,363
Overseas				
Notes, coins and cash at bankers	**65**	168	**2**	-
Money at short call	**377**	100	**14**	10
Bills receivable and remittances in transit	**33**	50	**-**	-
Agreements to resell	**543**	300	**892**	300
Total Overseas	**1,018**	618	**908**	310
Total Cash and Liquid Assets	**5,575**	6,044	**5,356**	5,673

NOTE 9 Receivables from Other Financial Institutions

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia	**3,324**	4,333	**3,287**	4,504
Overseas	**3,742**	3,395	**2,149**	1,190
Total Receivables from Other Financial Institutions	**7,066**	7,728	**5,436**	5,694

Notes to the financial statements

NOTE 10 Trading Securities

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia				
Listed:				
Australian public securities				
Commonwealth and states	**551**	72	**551**	72
Local and semi-government	**755**	182	**755**	182
Treasury notes	**-**	6	**-**	6
Bills of exchange	**947**	1,535	**947**	1,595
Other securities	**679**	67	**675**	987
Unlisted:				
Local and semi-government	**-**	10	**-**	10
Commercial paper	**397**	163	**505**	163
Certificates of deposit	**2,141**	1,883	**2,142**	1,883
Medium term notes	**851**	1,644	**851**	609
Other securities	**13**	2	**13**	2
Total Australia	**6,334**	5,564	**6,439**	5,509
Overseas				
Listed:				
Government securities	**698**	150	**87**	20
Eurobonds	**938**	780	**938**	780
Bills of exchange	**1,136**	1,122	**-**	-
Other securities	**603**	348	**608**	361
Unlisted:				
Government securities	**-**	18	**-**	10
Commercial paper	**726**	401	**-**	18
Certificates of deposit	**-**	5	**-**	5
Other securities	**-**	1		-
Total Overseas	**4,101**	2,825	**1,633**	1,194
Total Trading Securities	**10,435**	8,389	**8,072**	6,703

Notes to the financial statements

NOTE 11 Investment Securities

	GROUP			BANK	
	2003	2002	2001	**2003**	2002
	$M	$M	$M	**$M**	$M
Australia					
Listed:					
Australian public securities					
Commonwealth and states	**1,915**	1,969	1,919	**1,915**	1,969
Other securities and equity investments	**439**	456	354	**433**	448
Unlisted:					
Australian public securities					
Local and semi-government	**80**	80	-	**-**	-
Bills of exchange	**-**	18	85	**-**	-
Medium term notes	**942**	968	976	**57**	115
Other securities and equity investments	**965**	578	2	**58**	57
Total Australia	**4,341**	4,069	3,336	**2,463**	2,589
Overseas					
Listed:					
Government securities	**484**	804	252	**463**	804
Treasury notes	**5**		-	**-**	-
Certificates of deposit	**14**			**-**	
Eurobonds	**993**	1,045	1,118	**796**	1,045
Medium term notes	**239**			**239**	
Floating rate notes	**324**	377	-	**111**	44
Other securities	**1,392**	787	666	**631**	191
Unlisted:					
Government securities	**98**	113	116	**-**	5
Treasury notes	**-**	-	6	**-**	-
Certificates of deposit	**1,343**	1,379	1,417	**1,343**	1,379
Eurobonds	**230**	212	212	**230**	212
Medium term notes	**583**	114	174	**117**	114
Commercial paper	**-**	-	29	**-**	-
Floating rate notes	**900**	784	1,422	**438**	798
Other securities and equity investments	**90**	1,082	957	**-**	379
Total Overseas	**6,695**	6,697	6,369	**4,368**	4,971
Total Investment Securities	**11,036**	10,766	9,705	**6,831**	7,560

Notes to the financial statements

NOTE 11 Investment Securities continued

	2003	2002	2001
		GROUP	
		Market Value at 30 June	
	$M	$M	$M
Australia			
Australian public securities			
Commonwealth and states	**2,118**	2,109	1,926
Bills of exchange	**-**	18	85
Medium term notes	**935**	973	982
Other securities and equity investment	**1,400**	1,042	463
Total Australia	**4,453**	4,142	3,456
Overseas			
Government securities	**593**	928	379
Treasury notes	**5**	-	6
Certificates of deposit	**1,357**	1,379	1,416
Eurobonds	**1,260**	1,263	1,343
Medium term notes	**816**	114	172
Floating rate notes	**1,215**	1,158	1,422
Other securities and equity investments	**1,488**	1,867	1,627
Total Overseas	**6,734**	6,709	6,365
Total Investment Securities	**11,187**	10,851	9,821
Net Unrealised Surplus/(Deficit)	**151**	85	116

Gross Unrealised Gains and Losses of Group

The following table sets out the gross unrealised gains and losses of the Group's investment securities.

	At 30 June 2003				At 30 June 2002			
	Amortised Cost $M	**Gross Gains $M**	**Unrealised Losses $M**	**Fair Value $M**	Amortised Cost $M	Gross Gains $M	Unrealised Losses $M	Fair Value $M
Australia								
Australian public securities								
Commonwealth and states	**1,995**	**123**	**-**	**2,118**	2,049	71	11	2,109
Bills of exchange	**-**	**-**	**-**	**-**	18	-	-	18
Medium term notes	**942**	**4**	**11**	**935**	968	5	-	973
Other securities and equity investments [1]	**1,404**	**-**	**4**	**1,400**	1,034	12	4	1,042
Total Australia	**4,341**	**127**	**15**	**4,453**	4,069	88	15	4,142
Overseas								
Government securities	**582**	**11**	**-**	**593**	917	13	2	928
Treasury notes	**5**	**-**	**-**	**5**	-	-	-	-
Certificates of deposit	**1,357**	**-**	**-**	**1,357**	1,379	-	-	1,379
Eurobonds	**1,223**	**56**	**19**	**1,260**	1,257	30	24	1,263
Medium term notes	**822**	**12**	**18**	**816**	114	-	-	114
Floating rate notes	**1,224**	**-**	**9**	**1,215**	1,161	-	3	1,158
Other securities and equity investments	**1,482**	**6**	**-**	**1,488**	1,869	9	11	1,867
Total Overseas	**6,695**	**85**	**46**	**6,734**	6,697	52	40	6,709
Total Investment Securities	**11,036**	**212**	**61**	**11,187**	10,766	140	55	10,851

Investment securities are carried at cost or amortised cost and are purchased with the intent of being held to maturity. The investment portfolio is managed in the context of the full balance sheet of the Group.

[1] Equity derivatives are in place to hedge equity market risk in respect of structured equity products for customers. There are $4 million of net deferred gains on these contracts (2002: $12 million net deferred losses) which offset the above unrealised losses and these are disclosed within Note 39. At the end of the financial year $1 million of net deferred losses (2002: $98 million of deferred losses) are included in the amortised cost value.

NOTE 11 Investment Securities continued

Maturity Distribution and Average Yield

The following table analyses the maturities and weighted average yields of the Group's holdings of investment securities.

									GROUP
							Maturity Period at 30 June 2003		
	1 to 12 months		1 to 5 years		5 to 10 years		10 years or more		Total
	$M	%	$M	%	$M	%	$M	%	$M
Australia									
Australian public securities									
Commonwealth and states	206	6.07	1,332	6.01	457	5.29	-	-	1,995
Bank bills	-	-	-	-	-	-	-	-	
Medium term notes	495	7.00	447	6.48	-	-	-	-	942
Other securities, commercial paper and equity investments	397	4.73	988	5.22	19	5.66	-	-	1,404
Total Australia	1,098		2,767		476		-		4,341
Overseas									
Government securities	287	5.61	231	3.10	64	1.27	-	-	582
Treasury notes	-	-	5	3.10	-	-	-	-	5
Certificates of deposit	1,343	1.99	14	1.99	-	-	-	-	1,357
Eurobonds	84	6.62	995	6.43	77	5.56	67	2.65	1,223
Medium term notes	37	7.28	785	5.08	-	-	-	-	822
Floating rate notes	103	1.33	665	1.17	439	4.83	17	2.66	1,224
Other securities, commercial paper and equity investments	421	2.92	945	4.19	37	6.32	79	5.04	1,482
Total Overseas	2,275		3,640		617		163		6,695
Total Investment Securities	3,373		6,407		1,093		163		11,036
Maturities at Fair Value	3,379		6,516		1,135		157		11,187

Additional Disclosure

Proceeds at or close to maturity of investment securities were $17,719 million (2002: $22,192 million; 2001: $19,697 million).

Proceeds from sale of investment securities were $23 million (2002: $295 million; 2001: $28 million).

Realised capital gains were $7 million and realised capital losses were $5 million (2002: realised capital gains $86 million and realised capital losses $14 million; 2001: realised capital gains $3 million and realised capital losses $1 million).

Notes to the financial statements

NOTE 12 Loans, Advances and Other Receivables

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia				
Overdrafts	**2,452**	2,513	**2,452**	2,513
Housing loans	**87,592**	75,394	**87,149**	75,123
Credit card outstandings	**5,227**	4,552	**5,227**	4,552
Lease financing	**3,988**	4,094	**1,543**	2,044
Bills discounted	**2,303**	1,753	**2,303**	1,753
Term loans	**36,742**	38,544	**31,115**	32,556
Equity participation in leveraged leases	**1,276**	1,331	**446**	409
Other lending	**604**	968	**618**	900
Total Australia	**140,184**	129,149	**130,853**	119,850
Overseas				
Overdrafts	**2,005**	1,691	**-**	-
Housing loans	**12,611**	10,444	**51**	49
Credit card outstandings	**296**	274	**-**	-
Lease financing	**197**	256	**80**	110
Term loans	**7,444**	7,494	**2,098**	2,525
Redeemable preference share financing	**511**	695	**-**	-
Other Lending	**13**	43	**-**	-
Total Overseas	**23,077**	20,897	**2,229**	2,684
Gross Loans, Advances and Other Receivables	**163,261**	150,046	**133,082**	122,534
Less:				
Provisions for impairment (Note 13)				
General provision	**(1,325)**	(1,356)	**(1,152)**	(1,190)
Specific provision against loans and advances	**(205)**	(270)	**(157)**	(231)
Unearned income				
Term loans	**(618)**	(631)	**(12)**	(29)
Lease financing	**(549)**	(426)	**(157)**	(210)
Leveraged leases	**(143)**	(162)	**(39)**	(28)
Interest reserved	**(26)**	(59)	**(25)**	(55)
Unearned tax remissions on leveraged leases	**(48)**	(68)	**(3)**	(10)
	(2,914)	(2,972)	**(1,545)**	(1,753)
Net Loans Advances and Other Receivables	**160,347**	147,074	**131,537**	120,781
Lease Receivables, Net of Unearned Income **(included above)**				
Current	**1,402**	1,408	**743**	711
Non current	**2,234**	2,516	**724**	1,233
	3,636	3,924	**1,467**	1,944

Leasing Arrangements

Retail Financial Services provides vehicle and equipment lease finance to a broad range of industries including transport, service, earthmoving, construction, manufacturing and mining. Most lease finance arrangements are for terms of between 3 and 5 years and rentals are generally payable monthly in advance. Institutional Banking provides leasing services and hire purchase to corporate clients for a range of equipment. They also arrange off-balance sheet finance for large scale long life plant and equipment across different tax jurisdictions.

NOTE 12 Loans, Advances and Other Receivables continued

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Finance Leases				
Minimum lease payments receivable:				
No later than one year	**1,385**	1,598	**826**	790
Later than one year but not later than five years	**2,082**	2,530	**686**	1,213
Later than five years	**718**	222	**111**	151
Lease Financing	**4,185**	4,350	**1,623**	2,154
Leverage Leases				
Minimum lease payments receivable:				
No later than one year	**304**	225	**59**	87
Later than one year but not later than five years	**575**	483	**203**	169
Later than five years	**397**	623	**184**	153
Equity Participation in Leveraged Leases	**1,276**	1,331	**446**	409

NOTE 12 Loans, Advances and Other Receivables continued

Maturity Distribution of Loans

The following table sets forth the contractual maturity distribution of the Group's loans, advances and other receivables (excluding bank acceptances) at 30 June 2003.

	GROUP Maturity Period at 30 June 2003			
	Maturing One Year or Less $M	Maturing Between One & Five Years $M	Maturing After Five Years $M	Total $M
Australia				
Government and public authorities	517	348	640	1,505
Agriculture, forestry and fishing	1,105	1,346	1,226	3,677
Financial, investment and insurance	1,230	533	261	2,024
Real estate				
Mortgage [1]	3,447	14,163	69,982	87,592
Construction [2]	703	732	266	1,701
Personal	5,388	6,303	281	11,972
Lease financing	1,467	2,620	1,177	5,264
Other commercial and industrial	17,493	5,860	3,096	26,449
Total Australia	31,350	31,905	76,929	140,184
Overseas				
Government and public authorities	75	79	68	222
Agriculture, forestry and fishing	500	897	881	2,278
Financial, investment and insurance	1,162	1,175	873	3,210
Real estate				
Mortgage [1]	2,947	3,249	6,415	12,611
Construction [2]	36	89	84	209
Personal	555	305	531	1,391
Lease financing	116	81	-	197
Other commercial and industrial	2,364	456	139	2,959
Total Overseas	7,755	6,331	8,991	23,077
Gross Loans, Advances and Other Receivables	39,105	38,236	85,920	163,261
Interest Rate Sensitivity of Lending				
Australia	21,771	23,941	74,296	120,008
Overseas	5,862	1,611	2,450	9,923
Total Variable Interest Rates	27,633	25,552	76,746	129,931
Australia	9,579	7,984	2,633	20,196
Overseas	1,893	4,700	6,541	13,134
Total Fixed Interest Rates	11,472	12,684	9,174	33,330
Gross Loans, Advances and Other Receivables	39,105	38,236	85,920	163,261

(1) Principally owner occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than 5 years.

(2) Financing real estate and land development projects.

NOTE 13 Provisions For Impairment

					GROUP		BANK
	2003	2002	2001	2000	1999	**2003**	2002
	$M	$M	$M	$M	$M	**$M**	$M
General Provisions							
Opening balance	**1,356**	1,399	1,358	1,081	1,076	**1,190**	1,240
Charge against profit	**305**	449	385	196	247	**266**	405
Acquired provisions, including fair value adjustments	**-**	-	51	214	-	**-**	-
Transfer to specific provisions	**(350)**	(495)	(411)	(140)	(239)	**(322)**	(457)
Bad debts recovered	**74**	56	88	54	51	**-**	44
Adjustments for exchange rate fluctuations and other items	**(9)**	1	(29)	(3)	(7)	**(3)**	-
	1,376	1,410	1,442	1,402	1,128	**1,194**	1,232
Bad debts written off	**(51)**	(54)	(43)	(44)	(47)	**(42)**	(42)
Closing balance	**1,325**	1,356	1,399	1,358	1,081	**1,152**	1,190
Specific Provisions							
Opening balance	**270**	234	432	275	279	**231**	190
Charge against profit							
Acquired provisions, including fair value adjustments	**-**	-	6	219	-	**-**	-
Transfer from general provision for							
New and increased provisioning	**416**	546	495	236	284	**382**	496
Less write-back of provisions no longer required	**(66)**	(51)	(84)	(96)	(45)	**(60)**	(39)
Net transfer	**350**	495	411	140	239	**322**	457
Adjustments for exchange rate fluctuations and other items	**(11)**	(11)	(17)	5	(8)	**(17)**	(12)
	609	718	832	639	510	**536**	635
Bad debts written off	**(404)**	(448)	(598)	(207)	(235)	**(379)**	(404)
Closing balance	**205**	270	234	432	275	**157**	231
Total Provisions for Impairment	**1,530**	1,626	1,633	1,790	1,356	**1,309**	1,421
Specific provisions for impairment comprise the following segments:							
Provisions against loans and advances	**205**	270	233	431	275	**157**	231
Provisions for diminution	**-**	-	1	1	-	**-**	-
Total	**205**	270	234	432	275	**157**	231
	%	%	%	%	%	**%**	%
Provision Ratios							
Specific provisions for impairment as % of gross impaired assets net of interest reserved	**32.08**	30.54	36.06	43.03	46.69	**24.84**	30.72
Total provisions for impairment as % of gross impaired assets net of interest reserved	**239.44**	183.94	251.62	178.29	230.22	**207.25**	188.96
General provisions as % of risk weighted assets	**0.90**	0.96	1.01	1.06	1.09	**0.84**	0.91
	$M	$M	$M	$M	$M	**$M**	$M
Charges to profit and loss for bad and doubtful debts comprise:							
General provisions	**305**	449	385	196	247	**266**	405
Specific provisions	**-**	-	-	-	-	**-**	-
Total Charge for Bad and Doubtful Debts	**305**	449	385	196	247	**266**	405
Ratio of net charge-offs during the period to average gross loans, advances and other receivables outstanding during the period	**0.19%**	0.31%	0.28%	0.16%	0.25%	**0.21%**	0.34%

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Total charge for bad and doubtful debts	**305**	449	**266**	405
The charge is required for:				
Specific Provisioning				
New and increased provisioning	**416**	546	**382**	496
Less provisions no longer required	**(66)**	(51)	**(60)**	(39)
Net specific provisioning	**350**	495	**322**	457
Provided from general provision	**(350)**	(495)	**(322)**	(457)
Charge to profit and loss	**-**	-	**-**	-
General Provisioning				
Direct write-offs	**51**	51	**42**	42
Recoveries of amounts previously written off	**(74)**	(56)	**(63)**	(44)
Movement in general provision	**(22)**	(41)	**(35)**	(50)
Funding of specific provisions	**350**	495	**322**	457
Charge to profit and loss	**305**	449	**266**	405
Total Charge for Bad and Doubtful Debts	**305**	449	**266**	405

Specific Provisions for Impairment by Industry Category

The following table sets forth the Group's specific provisions for impairment by industry category as at 30 June 1999, 2000, 2001, 2002 and 2003.

					GROUP At 30 June
	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Australia					
Government and public authorities	**-**	-	-	-	-
Agriculture, forestry and fishing	**3**	10	8	35	15
Financial, investment and insurance	**2**	26	24	23	23
Real estate					
Mortgage [1]	**6**	6	4	8	4
Construction [2]	**-**	4	6	6	35
Personal	**36**	35	28	17	15
Lease financing	**4**	6	7	6	4
Other commercial and industrial	**112**	134	77	110	82
Total Australia	**163**	221	154	205	178
Overseas					
Government and public authorities	**10**	11	15	13	-
Agriculture, forestry and fishing	**1**	-	-	-	-
Financial, investment and insurance	**-**	12	4	1	-
Real estate					
Mortgage [1]	**7**	3	7	3	3
Construction [2]	**-**	-	-	-	-
Personal	**4**	3	3	69	2
Lease financing	**-**	-	-	-	-
Other commercial and industrial	**20**	20	51	141	92
Total Overseas	**42**	49	80	227	97
Total Specific Provisions	**205**	270	234	432	275

(1) Principally owner occupied housing.
(2) Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

Bad Debts Written Off by Industry Category

The following table sets forth the Group's bad debts written-off and bad debts recovered for financial years ended 30 June 1999, 2000, 2001, 2002 and 2003.

					GROUP Year Ended 30 June
	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Australia					
Government and public authorities	**-**	-	-	-	-
Agriculture, forestry and fishing	**4**	6	10	6	7
Financial, investment and insurance	**26**	6	1	2	4
Real estate					
Mortgage [1]	**8**	11	10	8	9
Construction [2]	**-**	4	14	24	7
Personal	**209**	177	142	104	94
Lease financing	**11**	18	16	11	11
Other commercial and industrial	**171**	178	301	90	71
Total Australia	**429**	400	494	245	203
Overseas					
Government and public authorities	**-**	1	-	-	-
Agriculture, forestry and fishing	**-**	-	-	-	-
Financial, investment and insurance	**16**	58	6	-	-
Real estate					
Mortgage [1]	**2**	2	1	1	1
Construction [2]	**-**	-	-	-	14
Personal	**7**	6	38	4	-
Lease financing	**-**	-	-	-	3
Other commercial and industrial	**1**	35	102	1	61
Total Overseas	**26**	102	147	6	79
Gross Bad Debts Written Off	**455**	502	641	251	282
Bad Debts Recovered					
Australia	**57**	49	59	46	48
Overseas	**17**	7	29	8	3
Bad Debts Recovered	**74**	56	88	54	51
Net Bad Debts Written Off	**381**	446	553	197	231

[1] Principally owner occupied housing.
[2] Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 13 Provisions For Impairment continued

Bad Debts Recovered by Industry Category

The following table sets forth the Group's bad debts recovered by industry category for financial years ended 30 June 1999, 2000, 2001, 2002 and 2003.

					GROUP Year Ended 30 June
	2003 $M	2002 $M	2001 $M	2000 $M	1999 $M
Australia					
Government and public authorities	-	-	-	-	-
Agriculture, forestry and fishing	**1**	1	-	2	2
Financial, investment and insurance	**4**	-	9	1	2
Real estate					
Mortgage [1]	-	1	1	1	-
Construction [2]	-	-	1	2	1
Personal	**38**	30	30	28	27
Lease financing	**2**	-	1	2	2
Other commercial and industrial	**12**	17	17	10	14
Total Australia	**57**	49	59	46	48
Overseas					
Government and public authorities	-	-	-	-	-
Agriculture, forestry and fishing	-	-	-	-	-
Financial, investment and insurance	1	1	-	2	-
Real estate					
Mortgage [1]	-	-	-	-	-
Construction [2]	-	3	1	1	-
Personal	**4**	-	3	3	3
Lease financing	-	-	-	-	-
Other commercial and industrial	**12**	3	25	2	-
Total Overseas	**17**	7	29	8	3
Total Bad Debts Recovered	**74**	56	88	54	51

(1) Principally owner occupied housing.
(2) Primarily financing real estate and land development projects.

NOTE 14 Credit Risk Management

The Group has clearly defined credit policies for the approval and management of credit risk. Credit underwriting standards, which incorporate income/repayment capacity, acceptable terms and security and loan documentation tests exist for all major lending areas.

The Group relies, in the first instance, on the assessed integrity and ability of the debtor or counterparty to meet its contracted financial obligations for repayment. Collateral security, in the form of real property or a floating charge is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while short term revolving consumer credit is generally unsecured.

The credit risk portfolio is divided into two segments, statistically managed and credit risk rated.

Statistically managed exposures generally comprise facilities of less than $250,000 for housing loan, credit card, personal loan and some leasing products. These exposures are generally not individually reviewed unless arrears occur. The portfolios are reviewed by the business Credit Support and Monitoring unit with an overview by the Risk Asset Review unit.

Facilities in the statistically managed segment become classified for remedial management by centralised units based on arrears status. Impaired assets in this segment are those 'classified' facilities that are not well secured and past due 180 days or more. Most of these facilities are written off immediately on becoming past due 180 days or more.

Credit risk rated exposures generally comprise business and corporate exposures, including bank and government exposures. Each exposure is assigned an internal risk rating that is based on an assessment of the risk of default and the risk of loss in the event of default. Credit risk rated exposures are generally required to be reviewed at least annually, unless they are small transactions that are managed on a behavioural basis after their initial rating at origination. The risk rated segment is subject to inspection by the Risk Asset Review unit, which is independent of the business units and which reports quarterly on its findings to the Board Risk Committee.

Most risk rated portfolios are reviewed on a random basis, usually within a period of twenty four months, by the Risk Asset Review unit. High risk portfolios are reviewed more frequently. Credit processes, including compliance with policy and underwriting standards, and application of risk ratings, are examined, and reported where cases of non-compliance are observed.

Facilities in the credit risk rated segment become classified for remedial management by centralised units based on assessment in the risk rating system. These facilities are generally those classified as troublesome (which equate to the APRA classifications of special mention and substandard) and impaired assets. Impaired assets in this segment are those facilities where a specific provision for impairment has been raised, the facility is maintained on a cash basis, a loss of principal or interest is anticipated, facilities have been restructured or other assets have been accepted in satisfaction of an outstanding debt. Loans are generally classified as non-accrual when receivership, insolvency or bankruptcy occurs. Provisions for impairment are raised for an amount equal to the difference between the exposure and the estimated realisable market value of the security net of estimated realisation costs.

A centralised exposure management system records all significant credit risks borne by the Group.

The Risk Committee of the Board operates under a charter of the Board in terms of which the Committee oversees the Group's credit management policies and practices. The Committee usually meets every two months, and more often if required.

The Group uses a portfolio approach to the management of its credit risk. A key element is a well diversified portfolio. The Group is using various portfolio management tools, including a centralised portfolio model that assesses risk and return on an overall portfolio and segmented basis, to assist in diversifying the credit portfolio. The Group is involved in credit derivative transactions, has purchased various assets in the market, and has carried out various asset securitisations and a Collateralised Loan Obligation issue.

NOTE 14 Credit Risk Management continued

Total Gross Credit Risk by Industry

The following table sets out the Group's total gross credit risk by industry as at 30 June 1999, 2000, 2001, 2002 and 2003. The industry profile of the loans, advances and other receivables content for the five financial years to 30 June 2003 is shown on page 95.

					GROUP At 30 June
	2003	2002	2001	2000	1999
Industry	**$M**	$M	$M	$M	$M
Australia					
Government and public authorities	**5,810**	5,955	6,012	6,195	6,162
Agriculture, forestry and fishing	**5,100**	5,480	6,308	6,141	5,303
Financial, investment and insurance	**19,867**	20,926	22,490	20,908	15,430
Real Estate					
Mortgage	**91,956**	85,032	73,800	63,696	49,150
Construction	**2,722**	3,837	4,547	4,205	3,830
Personal	**12,327**	11,718	10,979	12,911	10,688
Lease financing	**5,264**	5,425	6,628	6,937	3,100
Other commercial and industrial	**51,469**	43,531	42,893	47,297	34,955
Total Australia	**194,515**	181,904	173,657	168,290	128,618
Overseas					
Government and public authorities	**1,709**	1,390	385	1,152	493
Agriculture, forestry and fishing	**2,278**	1,863	1,564	1,017	833
Financial, investment and insurance	**14,828**	14,192	11,897	8,008	5,631
Real estate					
Mortgage [2]	**13,428**	10,735	8,085	7,268	7,152
Construction [3]	**210**	185	198	152	579
Personal	**1,391**	343	449	1,487	542
Lease financing	**197**	256	146	217	191
Other commercial and industrial	**9,080**	10,173	10,359	10,300	7,945
Total Overseas	**43,121**	39,137	33,083	29,601	23,366
Total Gross Credit Risk	**237,636**	221,041	206,740	197,891	151,984
Less unearned income	**(1,310)**	(1,219)	(1,343)	(1,465)	(1,169)
Total Credit Risk	**236,326**	219,822	205,397	196,426	150,815
Charge for Bad and Doubtful Debts	**305**	449	385	196	247
Loss Rate [1]	**0.13%**	0.20%	0.19%	0.11%	0.16%

(1) The loss rate is the charge as a percentage of the credit risk.
(2) Principally owner occupied housing.
(3) Primarily financing real estate and land development projects.

The Group has a good quality and well diversified credit portfolio in Australia, with 47.3% of the exposure in mortgage loans and a further 10.2% in finance, investment and insurance (primarily banks). 18.1% of exposure is overseas, of which 31.1% is in mortgage loans. Overall over 63% of individually rated exposures in the commercial portfolio (including government and finance) are of investment grade or equivalent quality.

NOTE 14 Credit Risk Management continued

The following table sets out the Group's credit risk by industry and asset class at 30 June 2003.

Industry	Trading Securities $M	Investment Securities $M	Loans Advances and Other Receivables $M	Bank Acceptances of Customers $M	Contingent Liabilities $M	Derivatives $M	Total $M
Australia							
Government and public authorities	1,703	1,995	1,505	2	494	111	5,810
Agriculture, forestry and fishing	-	-	3,677	1,281	74	68	5,100
Financial, investment and insurance	3,089	-	2,024	699	1,766	8,964	16,542
Real estate							
Mortgage[1]	-	-	87,592	-	4,364 [3]	-	91,956
Construction[2]	-	-	1,701	387	420	214	2,722
Personal	-	-	11,972	263	90	2	12,327
Lease financing	-	-	5,264	-	-	-	5,264
Other commercial and industrial	1,542	2,346	26,449	10,490	4,499	6,143	51,469
Total Australia	6,334	4,341	140,184	13,122	11,707	15,502	191,190
Overseas							
Government and public authorities	698	582	222	-	148	36	1,686
Agriculture, forestry and fishing	-	-	2,278	-	-	-	2,278
Financial, investment and insurance	1,135	3,143	3,210	62	1,773	1,764	11,087
Real estate							
Mortgage [1]	-	-	12,611	-	817	-	13,428
Construction [2]	-	-	209	-	-	1	210
Personal	-	-	1,391	-	-	-	1,391
Lease financing	-	-	197	-	-	-	197
Other commercial and industrial	2,268	2,970	2,959	13	662	208	9,080
Total Overseas	4,101	6,695	23,077	75	3,400	2,009	39,357
Gross Balances	10,435	11,036	163,261	13,197	15,107	17,511	230,547
Other Risk Concentrations							
Receivables due from other financial institutions							7,066
Deposits with regulatory authorities							23
Total Gross Credit Risk							237,636

(1) Principally owner occupied housing.
(2) Primarily financing real estate and land development projects.
(3) A review of policy occurred in the year ended 30 June 2003. Amounts available for redraw now attract a credit equivalent factor of 0% (100% in 2002). Under this policy the 2002 credit equivalent balance would be reduced by $4,542 million.

Risk concentrations for contingent liabilities and derivatives are based on the credit equivalent balance in Note 38, Contingent Liabilities and Note 39, Market Risk respectively.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

The following table sets out the Group's credit risk by industry and asset class as at 30 June 2002.

Industry	Trading Securities	Investment Securities	Loans Advances and Other Receivables	Bank Acceptances of Customers	Contingent Liabilities	Derivatives	Total
	$M	$M	$M	$M	$M	$M	$M
Australia							
Government and public authorities	270	2,049	2,466	359	353	458	5,955
Agriculture, forestry and fishing	-	-	3,893	1,346	76	165	5,480
Financial, investment and insurance	3,418	474	1,435	2,875	2,622	5,769	16,593
Real estate							
Mortgage	-	-	75,394	131	9,507	-	85,032
Construction	-	-	2,182	1,203	193	259	3,837
Personal	-	-	11,488	162	41	27	11,718
Lease financing	-	-	5,425	-	-	-	5,425
Other commercial and industrial	1,876	1,546	26,866	6,373	2,869	4,001	43,531
Total Australia	5,564	4,069	129,149	12,449	15,661	10,679	177,571
Overseas							
Government and public authorities	168	917	204	-	11	1	1,301
Agriculture, forestry and fishing	-	-	1,863	-	-	-	1,863
Financial, investment and insurance	1,127	2,540	3,035	68	1,364	2,663	10,797
Real estate							
Mortgage [1]	-	-	10,444	-	291	-	10,735
Construction [2]	-	-	185	-	-	-	185
Personal	-	-	337	-	6	-	343
Lease financing	-	-	256	-	-	-	256
Other Commercial and Industrial	1,530	3,240	4,573	-	655	175	10,173
Total Overseas	2,825	6,697	20,897	68	2,327	2,839	35,653
Gross balances	8,389	10,766	150,046	12,517	17,988	13,518	213,224
Other risk concentrations							
Receivables due from other financial institutions							7,728
Deposits with regulatory authorities							89
Total Gross Credit Risk							221,041

[1] Principally owner occupied housing.
[2] Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Impaired Assets by Industry and Status

The following table sets out the Group's impaired asset position by industry and status as at 30 June 2003.

Industry	Total Risk $M	Impaired Assets $M	Provisions for Impairment $M	Write-offs $M	Recoveries $M	Net Write-offs $M
Australia						
Government and public authorities	5,810	-	-	-	-	-
Agriculture, forestry and fishing	5,100	19	3	4	(1)	3
Financial, investment and insurance	16,542	6	2	26	(4)	22
Real estate						
Mortgage[1]	91,956	-	6	8	-	8
Construction[2]	2,722	5	-	-	-	-
Personal	12,327	11	36	209	(38)	171
Lease financing	5,264	12	4	11	(2)	9
Other commercial and industrial	51,469	492	112	171	(12)	159
Total Australia	191,190	545	163	429	(57)	372
Overseas						
Government and public authorities	1,686	46	10	-	-	-
Agriculture, forestry and fishing	2,278	-	1	-	-	-
Financial, investment and insurance	11,087	5	-	16	(1)	15
Real estate						
Mortgage[1]	13,428	-	7	2	-	2
Construction[2]	210	-	-	-	-	-
Personal	1,391	1	4	7	(4)	3
Lease financing	197	-	-	-	-	-
Other commercial and industrial	9,080	68	20	1	(12)	(11)
Total Overseas	39,357	120	42	26	(17)	9
Gross Balances	230,547	665	205	455	(74)	381
Receivables due from other financial institutions	7,066					
Deposits with regulatory authorities	23					
Total Gross Credit Risk	237,636					

(1) Principally owner occupied housing.
(2) Primarily financing real estate and land development projects.

Notes to the financial statements

NOTE 14 Credit Risk Management continued

The following table sets out the Group's impaired asset position by industry and status as at 30 June 2002.

Industry	Total Risk $M	Impaired Assets $M	Provisions for Impairment $M	Write-offs $M	Recoveries $M	Net Write-offs $M
Australia						
Government and public authorities	5,955	-	-	-	-	-
Agriculture, forestry and fishing	5,480	40	10	6	(1)	5
Financial, investment and insurance	16,593	53	26	6	-	6
Real estate						
Mortgage[1]	85,032	-	6	11	(1)	10
Construction[2]	3,837	16	4	4	-	4
Personal	11,718	21	35	177	(30)	147
Lease financing	5,425	19	6	18	-	18
Other commercial and industrial	43,531	583	134	178	(17)	161
Total Australia	177,571	732	221	400	(49)	351
Overseas						
Government and public authorities	1,301	55	11	1	-	1
Agriculture, forestry and fishing	1,863	-	-	-	-	-
Financial, investment and insurance	10,797	43	12	58	(1)	57
Real estate						
Mortgage[1]	10,735	-	3	2	-	2
Construction[2]	185	-	-	-	(3)	(3)
Personal	343	1	3	6	-	6
Lease financing	256	-	-	-	-	-
Other commercial and industrial	10,173	112	20	35	(3)	32
Total Overseas	35,653	211	49	102	(7)	95
Gross Balances	213,224	943	270	502	(56)	446
Receivables due from other financial institutions	7,728					
Deposits with regulatory authorities	89					
Total Gross Credit Risk	221,041					

[1] Principally owner occupied housing.
[2] Primarily financing real estate and land development projects.

Large Exposures

Concentration of exposure to any debtor or counterparty group is controlled by a large credit exposure policy. All exposures outside the policy are approved by the Board Risk Committee.

The following table shows the aggregate number of the Group's counterparty group exposures (including direct and contingent exposure) which individually were greater than 5% of the Group's capital resources (Tier 1 and Tier 2 capital):

	2003 Number	2002 Number	2001 Number	2000 Number	1999 Number
10% to less than 15% of Group's capital resources	-	-	-	-	1
5% to less than 10% of Group's capital resources	-	1	2	1	7

Notes to the financial statements

NOTE 14 Credit Risk Management continued

Credit Portfolio Receivables by Industry

The following table sets out the distribution of the Group's loans, advances and other receivables (excluding bank acceptances) by industry at 30 June 1999, 2000, 2001, 2002 and 2003.

Industry	2003 $M	2002 $M	2001 $M	2000 $M	At 30 June 1999 $M
Australia					
Government and public authorities	**1,505**	2,466	1,655	1,681	1,727
Agriculture, forestry and fishing	**3,677**	3,893	4,734	4,686	4,203
Financial, investment and insurance	**2,024**	1,435	4,670	5,167	4,048
Real estate					
Mortgage [1]	**87,592**	75,394	65,466	63,471	45,495
Construction [2]	**1,701**	2,182	2,548	2,627	2,105
Personal	**11,972**	11,488	10,576	11,759	10,144
Lease financing	**5,264**	5,425	6,628	6,937	3,100
Other commercial and industrial	**26,449**	26,866	25,782	23,603	20,253
Total Australia	**140,184**	129,149	122,059	119,931	91,075
Overseas					
Government and public authorities	**222**	204	165	204	157
Agriculture, forestry and fishing	**2,278**	1,863	1,258	996	833
Financial, investment and insurance	**3,210**	3,035	2,824	2,278	1,507
Real estate					
Mortgage [1]	**12,611**	10,444	8,045	7,266	7,151
Construction [2]	**209**	185	177	152	427
Personal	**1,391**	337	440	1,470	539
Lease financing	**197**	256	146	217	191
Other commercial and industrial	**2,959**	4,573	4,081	3,254	2,686
Total Overseas	**23,077**	20,897	17,136	15,837	13,491
Gross Loans, Advances and Other Receivables	**163,261**	150,046	139,195	135,768	104,566
Provisions for bad and doubtful debts, unearned income, interest reserved and unearned tax remissions on leverage leases	**(2,914)**	(2,972)	(3,136)	(3,504)	(2,729)
Net Loans, Advances and Other Receivables	**160,347**	147,074	136,059	132,264	101,837

(1) Principally owner occupied housing.
(2) Primarily financing real estate and land development projects.

NOTE 15 Asset Quality

Impaired Assets

The Group adopted the Australian disclosure requirements for impaired assets contained in AASB 1032: Specific Disclosures by Financial Institutions with Effect from Financial Year 1997.

There are three classifications of impaired assets:

(a) Non accruals, comprising:

- Any credit risk facility against which a specific provision for impairment has been raised;
- Any credit risk facility maintained on a cash basis because of significant deterioration in the financial position of the borrower; and
- Any credit risk facility where loss of principal or interest is anticipated.

All interest charged in the relevant financial period that has not been received in cash is reversed from profit and loss when facilities become classified as non accrual. Interest on these facilities is then only taken to profit if received in cash.

(b) Restructured Facilities, comprising:

- Credit risk facilities on which the original contractual terms have been modified due to financial difficulties of the borrower. Interest on these facilities is taken to profit and loss. Failure to comply fully with the modified terms will result in immediate reclassification to non accrual.

(c) Assets Acquired Through Security Enforcement (AATSE), comprising:

- *Other Real Estate Owned (OREO)*, comprising real estate where the Group has assumed ownership or foreclosed in settlement of a debt; and
- *Other Assets Acquired Through Security Enforcement (OAATSE)*, comprising assets other than real estate where the Group has assumed ownership or foreclosed in settlement of a debt.

			GROUP
	2003	2002	2001
	%	%	%
Impaired Asset Ratios			
Gross impaired assets net of interest reserved as % of risk weighted assets	**0.44**	0.63	0.47
Net impaired assets as % of:			
Risk weighted assets	**0.30**	0.44	0.30
Total shareholders' equity	**1.96**	2.92	2.09

Accounting by Creditors for Impairment of Loans

			GROUP
(US GAAP Definitions)		Year Ended 30 June	
	2003	2002	2001
	$M	$M	$M
Impaired Loans (non accrual)	**651**	920	699
Impaired loans with allowance for credit losses	**530**	673	514
Allowance for credit losses	**159**	225	203
Impaired loans with no allowance for credit loss	**121**	247	185
Average investment in impaired loans	**786**	810	911
Income recognised on impaired loans	**30**	30	51

Notes to the financial statements

NOTE 15 Asset Quality continued

Impaired Assets

The following table sets forth the Group's impaired assets as at 30 June 1999, 2000, 2001, 2002 and 2003.

					GROUP At 30 June
	2003 $M	2002 $M	2001 $M	2000 $M	1999 $M
Australia					
Non-accrual loans:					
Gross balances	**545**	732	518	722	495
Less interest reserved	**(25)**	(54)	(63)	(128)	(66)
Gross Balance (Net of Interest Reserved)	**520**	678	455	594	429
Less provisions for impairment	**(163)**	(221)	(154)	(205)	(178)
Net Non-accrual Loans	**357**	457	301	389	251
Restructured loans:					
Gross balances	-	-	1	1	1
Less interest reserved	-	-	-	-	-
Gross Balance (Net of Interest Reserved)	-	-	1	1	1
Less specific provisions	-	-	-	-	-
Net restructured loans	-	-	1	1	1
Assets Acquired Through Security Enforcement (AATSE):					
Gross balances	-	-	-	1	-
Less provisions for impairment	-	-	-	-	-
Net AATSE	-	-	-	1	-
Net Australian Impaired Assets	**357**	457	302	391	252
Overseas					
Non-accrual loans:					
Gross balances	**120**	211	197	410	147
Less interest reserved	**(1)**	(5)	(5)	(3)	(2)
Gross Balance (Net of Interest Reserved)	**119**	206	192	407	145
Less provisions for impairment	**(42)**	(49)	(79)	(226)	(97)
Net Non-accrual Loans	**77**	157	113	181	48
Restructured loans:					
Gross balances	-	-	-	-	-
Less interest reserved	-	-	-	-	-
Gross balance (net of interest reserved)	-	-	-	-	-
Less specific provisions	-	-	-	-	-
Net Restructured Loans	-	-	-	-	-
Asset Acquired Through Security Enforcement (AATSE)	-	-	1	1	14
Gross balances					
Less provisions for impairment	-	-	(1)	(1)	-
Net AATSE	-	-	-	-	14
Net overseas impaired assets	**77**	157	113	181	62
Total Net Impaired Assets	**434**	614	415	572	314

NOTE 15 Asset Quality continued

Movement in Impaired Asset Balances

The following table provides an analysis of the movement in the gross impaired asset balances for financial years 1999, 2000, 2001, 2002 and 2003.

				GROUP Year Ended 30 June	
Gross Impaired Assets	**2003 $M**	2002 $M	2001 $M	2000 $M	1999 $M
Gross impaired assets at period beginning	**943**	717	1,135	657	926
New and increased	**617**	1,069	707	414	415
Balances written off	**(456)**	(481)	(666)	(226)	(280)
Returned to performing or repaid	**(439)**	(362)	(459)	(194)	(404)
	665	943	717	651	657
Colonial impaired assets	**-**	-	-	484	-
Gross Impaired Assets at Period End	**665**	943	717	1,135	657

				GROUP At 30 June	
Loans Accruing But Past Due 90 Days or More	**2003 $M**	2002 $M	2001 $M	2000 $M	1999 $M
Housing loans	**157**	176	218	211	182
Other loans	**91**	73	90	64	23
Total	**248**	249	308	275	205

				GROUP Year Ended 30 June	
Interest income Forgone on Impaired Assets	**2003 $M**	2002 $M	2001 $M	2000[1] $M	1999 $M
Australia non accrual facilities	**15**	21	8	4	17
Overseas non accrual facilities	**3**	7	8	5	10
Total	**18**	28	16	9	27

				GROUP Year Ended 30 June	
Interest Taken to Profit on Impaired Assets	**2003 $M**	2002 $M	2001 $M	2000[1] $M	1999 $M
Australia					
Non accrual facilities	**26**	27	37	45	33
Restructured facilities	**-**	-	-	-	-
Overseas					
Non accrual facilities	**4**	3	14	6	-
Other real estate owned	**-**	-	-	-	-
Total	**30**	30	51	51	33

[1] Excluding Colonial

NOTE 15 Asset Quality continued

Impaired Assets

	Australia 2003 $M	Overseas 2003 $M	GROUP Total 2003 $M	Australia 2002 $M	Overseas 2002 $M	GROUP Total 2002 $M
Non Accrual Loans						
With provisions	431	113	544	572	124	696
Without provisions	114	7	121	160	87	247
Gross Balances	545	120	665	732	211	943
Less interest reserved	(25)	(1)	(26)	(54)	(5)	(59)
Net Balances	520	119	639	678	206	884
Less provisions for impairment	(163)	(42)	(205)	(221)	(49)	(270)
Net Non Accrual Loans	357	77	434	457	157	614
Restructured Loans						
Gross balances	-	-	-	-	-	-
Less interest reserved	-	-	-	-	-	-
Net balances	-	-	-	-	-	-
Less provisions for impairment	-	-	-	-	-	-
Net Restructured Loans	-	-	-	-	-	-
Other Real Estate Owned (OREO)						
Gross balances	-	-	-	-	-	-
Less provisions for impairment	-	-	-	-	-	-
Net OREO	-	-	-	-	-	-
Other Assets Acquired Through Security Enforcement (OAATSE)						
Gross balances	-	-	-	-	-	-
Less provisions for impairment	-	-	-	-	-	-
Net OAATSE	-	-	-	-	-	-
Total Impaired Assets						
Gross Balances	545	120	665	732	211	943
Less interest reserved	(25)	(1)	(26)	(54)	(5)	(59)
Net Balances	520	119	639	678	206	884
Less provisions for impairment	(163)	(42)	(205)	(221)	(49)	(270)
Net Impaired Assets	357	77	434	457	157	614
Non Accrual Loans by Size of Loan						
Less than $1 million	158	1	159	170	2	172
$1 million to $10 million	138	6	144	193	16	209
Greater than $10 million	249	113	362	369	193	562
Total	545	120	665	732	211	943
Accruing Loans 90 days past due or more [1]	227	21	248	235	14	249

[1] These are loans that are well secured and not classified as impaired assets but which are in arrears 90 days or more. Interest on these loans continues to be taken to profit.

Notes to the financial statements

NOTE 15 Asset Quality continued

Colonial State Bank

Indemnified Loan Book

Pursuant to the Sale Agreement between Colonial and the New South Wales Government, Colonial State Bank's loan book as at 31 December 1994 and any further loan losses (including interest) arising are indemnified by the NSW Government. This indemnity is to the extent of 90% of the losses after an initial $60 million (which was provided for by Colonial State Bank as at 31 December 1994). All loans (other than impaired loans) were covered for a period of three years from 31 December 1994 and for the duration of the loan in the case of impaired loans so classified as at 31 December 1997. The sale agreement also allows for loans to be withdrawn from the indemnity provided the withdrawal is approved by Colonial State Bank and the NSW Government and the due processes are followed.

Pursuant to the sale agreement, the costs of funding and managing non-performing loans that are covered by the loan indemnities are reimbursed by the NSW Government on a quarterly basis.

Selected Regional Exposures

Asia

Over 61% of total exposures relate to financial institutions. Exposures to Indonesia, Thailand and Korea represent approximately 17% of the Group's Asian credit risk.

The Group's credit risk exposure to Asian countries as at 30 June 2003 is set out below. The exposures exclude Group equity investments.

Asian Exposures

							GROUP
	CUSTOMER TYPE					**2003**	2002
Country	**Finance**	**Corporate/ Multinational**	**Government**	**Project Finance[2]**	**APL/NZPL**	**Total Exposure[1]**	Total Exposure
	$M	**$M**	**$M**	**$M**	**$M**	**$M**	$M
China	**129**	**36**	**-**	**-**	**-**	**165**	162
Hong Kong	**1,364**	**314**	**-**	**-**	**200**	**1,878**	1,558
	1,493	**350**	**-**	**-**	**200**	**2,043**	1,720
Japan	**572**	**132**	**50**	**-**	**5**	**759**	785
Malaysia	**16**	**20**	**74**	**-**	**1**	**111**	150
Singapore	**321**	**87**	**52**	**-**	**38**	**498**	612
Taiwan	**22**	**-**	**-**	**-**	**-**	**22**	4
Other	**1**	**1**	**-**	**-**	**-**	**2**	4
	932	**240**	**176**	**-**	**44**	**1,392**	1,555
Indonesia	**7**	**7**	**46**	**64**	**13**	**137**	230
South Korea	**120**	**41**	**316**	**-**	**-**	**477**	534
Thailand	**2**	**71**	**18**	**-**	**-**	**91**	110
	129	**119**	**380**	**64**	**13**	**705**	874
Total	**2,554**	**709**	**556**	**64**	**257**	**4,140**	4,149

Other Regional Exposures

							GROUP
	CUSTOMER TYPE					**2003**	2002
Region	**Finance**	**Corporate/ Multinational**	**Government**	**Project Finance[2]**	**APL/NZPL**	**Total Exposure[1]**	Total Exposure
	$M	**$M**	**$M**	**$M**	**$M**	**$M**	$M
Eastern Europe	**-**	**-**	**-**	**-**	**-**	**-**	1
Latin America	**-**	**-**	**-**	**-**	**-**	**-**	-
Middle East	**50**	**6**	**-**	**-**	**-**	**56**	116

(1) *Total Exposure* - The maximum of the limit or balance utilised for committed facilities, whichever is highest, and the balance utilised for uncommitted facilities. For derivative facilities, balances are reported on a 'mark to market plus potential exposure basis.

(2) *Project Finance* - Long term lending for large scale projects (such as mining, infrastructure) where repayment is primarily reliant on the cash flow from the project.

NOTE 16 Life Insurance Investment Assets

	GROUP 2003 $M	2002 $M
Equity Security Investments		
Direct	**3,559**	3,913
Indirect	**8,476**	8,542
	12,035	12,455
Debt Security Investments		
Direct	**3,574**	4,042
Indirect	**8,529**	10,204
	12,103	14,246
Property Investments		
Direct	**80**	283
Indirect	**2,151**	2,141
	2,231	2,424
Other Assets	**1,466**	984
Total Life Insurance Investment Assets	**27,835**	30,109

Direct investments refer to investments that are directly with the issuer of the investment. Indirect investments refer to investments that are held through unit trusts or similar investment vehicles. Prior year classifications between direct and indirect have been restated to conform with the basis of current year disclosure.

Disclosure on Asset Restriction

Investments held in the statutory funds can only be used within the restrictions imposed under the Life Insurance Act 1995.

The main restrictions are that assets in a fund can only be used to meet the liabilities and expense of the fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met.

Participating policyholders can receive a distribution when solvency requirements are met, whilst shareholders can only receive a distribution when the higher level of capital adequacy requirements are met.

These investment assets held in the statutory funds are not available for use by the Commonwealth Bank's operating businesses.

NOTE 17 Deposits with Regulatory Authorities

	GROUP		BANK	
	2003 $M	2002 $M	2003 $M	2002 $M
Central banks overseas	**23**	89	**2**	54
Total Deposits with Regulatory Authorities	**23**	89	**2**	54

NOTE 18 Shares in and Loans to Controlled Entities

	GROUP		BANK	
	2003 $M	2002 $M	2003 $M	2002 $M
Shares in controlled entities	-	-	**11,772**	10,545
Loans to controlled entities	-	-	**11,787**	11,324
Total Shares in and Loans to Controlled Entities	-	-	**23,559**	21,869

NOTE 19 Property, Plant and Equipment

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
(a) Land and Buildings				
Land				
At 30 June 2003 valuation	**141**	-	**129**	-
At 30 June 2002 valuation	**-**	160	**-**	149
Closing Balance	**141**	160	**129**	149
Buildings				
At 30 June 2003 valuation	**302**	-	**233**	-
At 30 June 2002 valuation	**-**	358	**-**	276
Closing Balance	**302**	358	**233**	276
Total Land and Buildings	**443**	518	**362**	425

These valuations were established by the Directors and are lower than valuations prepared by independent valuers. This valuation process is conducted on an annual basis.

(b) Leasehold Improvements				
At cost	**579**	531	**458**	436
Provision for depreciation	**(351)**	(326)	**(283)**	(278)
Closing Balance	**228**	205	**175**	158
(c) Equipment				
At cost	**557**	580	**279**	318
Provision for depreciation	**(407)**	(441)	**(208)**	(260)
Closing Balance	**150**	139	**71**	58
Total Property, Plant and Equipment	**821**	862	**608**	641

	GROUP		BANK	
Reconciliation	**2003 $M**	2002 $M	**2003 $M**	2002 $M

Reconciliation of the carrying amount of property, plant and equipment at the beginning and end of the 2003 and 2002 financial years.

Land				
Opening balance	**160**	191	**149**	179
Disposals	**(19)**	(30)	**(20)**	(30)
Net revaluations	**-**	(1)	**-**	-
Closing balance	**141**	160	**129**	149
Buildings				
Opening balance	**358**	389	**276**	312
Acquisitions	**1**	29	**1**	19
Disposals	**(33)**	(34)	**(24)**	(32)
Depreciation	**(24)**	(26)	**(20)**	(23)
Closing balance	**302**	358	**233**	276
Leasehold Improvements				
Opening balance	**205**	169	**158**	137
Acquisitions	**78**	84	**62**	62
Disposals	**(4)**	(6)	**(4)**	(4)
Transfers	**-**	5	**-**	-
Depreciation	**(51)**	(47)	**(41)**	(37)
Closing balance	**228**	205	**175**	158
Equipment				
Opening balance	**139**	170	**58**	60
Acquisitions	**64**	51	**35**	25
Disposals	**-**	(27)	**-**	(1)
Depreciation	**(53)**	(55)	**(22)**	(26)
Closing balance	**150**	139	**71**	58

NOTE 20 Intangible Assets

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Purchased goodwill - Colonial	**5,591**	5,662	**2,671**	2,742
Purchased goodwill - other	**1,155**	1,125	**835**	835
Realisation of life insurance synergy benefits	**(332)**	(332)	**-**	-
Accumulated amortisation	**(1,385)**	(1,064)	**(798)**	(612)
Total Intangibles	**5,029**	5,391	**2,708**	2,965

Acquisition of TD Waterhouse

On 1 May 2003, the Group acquired a 100% interest in TD Waterhouse Australian stockbroking operations.

Consideration of $27 million cash was paid for net liabilities of $3 million resulting in goodwill recognised on acquisition of $30 million. The goodwill will be amortised over a period of 10 years, representing the assessed life of the ongoing business.

Commonwealth Bank Foundation

On 31 December 2002, under the trust deed of the Colonial Foundation Trust, the Group became entitled to half of the assets of the Transitional Fund of the Colonial Foundation Trust. A net amount of $71 million has been recognised as an investment in the Commonwealth Bank Foundation, with goodwill paid on the Colonial merger being reduced also by $71 million. There is no effect on profit for the year. The Commonwealth Bank Foundation has been established to encourage developments in education.

Segment Allocation of Goodwill

In recognition of the disclosure requirements of US SFAS 141: Business Combinations and the proposals of Australian ED 109 Intangible Assets, the Group's carrying amount of goodwill at 30 June 2003 is disclosed for each segment of business.

Segment	$M
Banking[1]	4,681
Funds Management[2]	270
Life Insurance[2]	78
Total	5,029

(1) The allocation to banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2) The allocation to funds management and life insurance principally relates to the goodwill on acquisition of Colonial.

Additional to the Colonial goodwill acquired, $2,548 million in excess of net market value over net assets of life insurance controlled entities was booked at acquisition of the Colonial funds management and life insurance businesses in June 2000.

NOTE 21 Other Assets

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Accrued interest receivable	**1,023**	945	**1,239**	966
Shares in other companies	**145**	69	**50**	40
Accrued fees/reimbursements receivable	**492**	398	**268**	411
Securities sold not delivered	**727**	1,138	**500**	961
Future income tax benefits	**525**	625	**312**	309
Excess of net market value over net assets of life insurance controlled entities	**5,540**	5,656	**-**	-
Excess related to outside equity interests [1]	**111**	-	**-**	-
Unrealised gains on trading derivatives (Note 39)	**13,907**	10,336	**13,908**	10,196
Other	**989**	1,199	**471**	525
Total Other Assets	**23,459**	20,366	**16,748**	13,408

[1] This is an outside equity interest in a funds management business acquired during the year, and is not included in the revaluation in Note 34 Life Insurance Business.

Excess of net market value over net assets of controlled entities of the life insurance businesses:

	GROUP At 30 June 2003		
	Market Value $M	**Net Assets $M**	**Excess of Market Value Over Net Assets $M**
Commonwealth and Colonial entities	**7,697**	**2,626**	**5,071**
ASB entities	**849**	**380**	**469**
	8,546	**3,006**	**5,540**

	GROUP At 30 June 2002		
	Market Value $M	Net Assets $M	Excess of Market Value Over Net Assets $M
Commonwealth and Colonial entities	7,833	2,623	5,210
ASB entities	747	301	446
	8,580	2,924	5,656

Excess of Net Market Value Over Net Tangible Assets of Life Insurance Controlled Entities.

An internal group restructuring of Colonial's life and funds management businesses was completed in June 2000, whereby all these businesses, except for some Asian businesses, were transferred to The Colonial Mutual Life Assurance Society Limited (CMLA), a life insurance controlled entity. These life and funds management businesses are valued at market value by CMLA. Consistent with the principles of market value accounting, as specified by AASB 1038: Life Insurance Business, the above resulting excess of net market value over net tangible assets of life insurance controlled entities is not amortised. The CFS Property funds management business was transferred under CMLA in June 2002.

Potential future income tax benefits of the Company arising from tax losses and timing differences in offshore centres have not been recognised as assets because recovery is not virtually certain. These benefits, which could amount to $142 million (2002: $168 million), will only be obtained if:

- The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- The Company continues to comply with the conditions for deductibility imposed by tax legislation; and
- No changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

NOTE 22 Deposits and Other Public Borrowings

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia				
Certificates of deposit	**11,228**	15,832	**11,228**	15,832
Term deposits	**32,398**	28,991	**30,448**	26,708
On demand and short term deposits	**68,507**	63,844	**68,932**	64,038
Deposits not bearing interest	**5,001**	6,072	**5,031**	6,169
Securities sold under agreements to repurchase and short sales	**3,231**	757	**3,232**	753
Total Australia	**120,365**	115,496	**118,871**	113,500
Overseas				
Certificates of deposit	**2,900**	2,258	**1,130**	904
Term deposits	**10,326**	9,035	**2,295**	2,455
On demand and short term deposits	**5,871**	5,185	**59**	16
Deposits not bearing interest	**921**	806	**7**	5
Securities sold under agreements to repurchase and short sales	**591**	20	**584**	18
Total Overseas	**20,609**	17,304	**4,075**	3,398
Total Deposits and Other Public Borrowings	**140,974**	132,800	**122,946**	116,898

Maturity Distribution of Certificates of Deposit and Time Deposits

The following table sets forth the maturity distribution of the Group's certificates of deposits and time deposits as at 30 June 2003.

					GROUP At 30 June 2003
	Maturing Three Months or Less $M	**Maturing Between Three & Six Months $M**	**Maturing Between Six & Twelve Months $M**	**Maturing After Twelve Months $M**	**Total $M**
Australia					
Certificates of deposit [1]	**5,907**	**1,869**	**723**	**2,729**	**11,228**
Time deposits	**20,447**	**6,028**	**3,570**	**2,353**	**32,398**
Total Australia	**26,354**	**7,897**	**4,293**	**5,082**	**43,626**
Overseas					
Certificates of deposit [1]	**1,957**	**818**	**123**	**2**	**2,900**
Time deposits	**7,807**	**1,373**	**627**	**519**	**10,326**
Total Overseas	**9,764**	**2,191**	**750**	**521**	**13,226**
Total Certificates of Deposit and Time Deposits	**36,118**	**10,088**	**5,043**	**5,603**	**56,852**

[1] All certificates of deposit issued by the Bank are for amounts greater than $100,000.

Notes to the financial statements

NOTE 23 Payables to Other Financial Institutions

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia	**2,527**	3,153	**2,527**	3,255
Overseas	**5,011**	4,711	**4,977**	4,629
Total Payables to Other Financial Institutions	**7,538**	7,864	**7,504**	7,884

NOTE 24 Income Tax Liability

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Australia				
Provision for income tax	**433**	695	**355**	490
Provision for deferred income tax	**414**	540	**162**	152
Total Australia	**847**	1,235	**517**	642
Overseas				
Provision for income tax	**29**	1	**10**	12
Provision for deferred income tax	**-**	40	**-**	-
Total Overseas	**29**	41	**10**	12
Total Income Tax Liability	**876**	1,276	**527**	654

Notes to the financial statements

NOTE 25 Other Provisions

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Long service leave	**300**	302	**294**	299
Annual leave	**143**	163	**127**	149
Other employee entitlements	**117**	139	**116**	139
Restructuring costs	**30**	35	**29**	21
General insurance claims	**66**	63	**-**	-
Self insurance/non lending losses	**56**	55	**55**	53
Other	**107**	77	**63**	30
Total Other Provisions	**819**	834	**684**	691

	GROUP	BANK
	2003	**2003**
	$M	**$M**
Restructuring costs:		
Opening balance	**35**	**21**
Additional provision	**20**	**20**
Amounts utilised during the year	**(25)**	**(12)**
Closing Balance	**30**	**29**
General insurance claims:		
Opening balance	**63**	**-**
Additional provision	**75**	**-**
Amounts utilised during the year	**(72)**	**-**
Closing Balance	**66**	**-**
Self insurance/non lending losses:		
Opening balance	**55**	**53**
Additional provision	**11**	**12**
Amounts utilised during the year	**(10)**	**(10)**
Closing Balance	**56**	**55**
Other:		
Opening balance	**77**	**30**
Additional provision	**51**	**39**
Amounts utilised during the year	**(18)**	**(6)**
Foreign exchange translation adjustment	**(3)**	**-**
Closing Balance	**107**	**63**

NOTE 26 Debt Issues

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Short term debt issues	**17,255**	14,718	**6,577**	4,127
Long term debt issues	**13,374**	8,857	**10,107**	7,626
Total Debt Issues	**30,629**	23,575	**16,684**	11,753
Short Term Debt Issues				
AUD bill reliquification	-	72	-	72
AUD promissory notes	**1,643**	1,533	-	-
AUD bank bills	**777**	1,217	-	-
US commercial paper	**6,163**	6,082	-	-
Euro commercial paper	**5,738**	2,651	**3,842**	1,041
Long term debt issues with less than one year to maturity	**2,934**	3,163	**2,735**	3,014
Total short term debt issues	**17,255**	14,718	**6,577**	4,127
Long Term Debt Issues				
USD medium term notes	**4,517**	3,659	**4,517**	3,426
AUD medium term notes	**3,510**	1,601	**2,307**	1,168
JPY medium term notes	**414**	900	**414**	529
GBP medium term notes	**1,799**	14	-	14
Other currencies medium term notes	**2,752**	1,389	**2,682**	1,389
Offshore loans (all JPY)	**187**	680	**187**	680
Eurobonds	**195**	614	-	420
Total Long Term Debt Issues	**13,374**	8,857	**10,107**	7,626
Maturity Distribution of Debt Issues				
Less than 3 months	**13,348**	10,340	**3,994**	1,453
3 months to 12 months	**3,907**	4,378	**2,696**	2,674
Between 1 and 5 years	**10,426**	8,149	**7,958**	7,112
Greater than 5 years	**2,948**	708	**2,036**	514
Total Debt Issues	**30,629**	23,575	**16,684**	11,753

The Bank has a Euro Medium Term Note programme under which it may issue notes (Euro MTN's) up to an aggregate amount of USD10 billion. Notes issued under the programme are both fixed and variable rate. Interest rate risk associated with the notes is incorporated within the Bank's interest rate risk framework.

Subsequent to 30 June 2003, the Bank has issued:

- USD medium term notes: 3 months to 12 months – USD5 million (AUD8 million); between 1 and 5 years USD45 million (AUD67 million); greater than 5 years – USD990 million (AUD1,483 million)
- HKD medium term notes: between 1 and 5 years – HKD650 million (AUD125 million)
- JPY medium term notes: greater than 5 years – JPY4.3 billion (AUD54 million)

Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the base currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.

Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swap or other hedge arrangements have been entered into.

NOTE 26 Debt Issues continued

Short Term Borrowings

The following table analyses the Group's short term borrowings for the financial years ended 30 June 2001, 2002 and 2003.

	GROUP		
	Year Ended 30 June		
	2003	2002	2001
	(AUD millions, except where indicated)		
US Commercial Paper			
Outstanding at period end [1]	**6,163**	6,082	6,111
Maximum amount outstanding at any month end [2]	**8,973**	7,158	7,850
Approximate average amount outstanding [2]	**5,890**	6,173	6,571
Approximate weighted average rate on:			
Average amount outstanding	**1.4%**	2.3%	5.6%
Outstanding at period end	**1.2%**	1.8%	4.0%
Euro Commercial Paper			
Outstanding at period end [1]	**5,738**	2,651	4,200
Maximum amount outstanding at any month end [2]	**5,990**	3,805	5,579
Approximate average amount outstanding [2]	**3,132**	2,883	4,533
Approximate weighted average rate on:			
Average amount outstanding	**1.3%**	1.2%	4.3%
Outstanding at period end	**1.1%**	0.9%	2.3%
Bill Reliquification [3]			
Outstanding at period end [1]	**-**	72	639
Maximum amount outstanding at any month end [2]	**250**	564	2,180
Approximate average amount outstanding [2]	**23**	268	1,097
Approximate weighted-average rate on:			
Average amount outstanding	**4.9%**	4.8%	6.0%
Outstanding at period end	**-**	5.0%	5.0%
Other Commercial Paper			
Outstanding at period end [1]	**2,420**	2,750	3,829
Maximum amount outstanding at any month end [2]	**3,066**	3,455	5,117
Approximate average amount outstanding [2]	**2,476**	2,912	3,637
Approximate weighted average rate on:			
Average amount outstanding	**3.7%**	4.5%	5.7%
Outstanding at period end	**3.9%**	5.3%	5.0%

(1) The amount outstanding at period end is reported on a book value basis (amortised cost).
(2) The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any difference between face value and book value would not be material given the short term nature of the borrowings.
(3) Commercial bills sold under non recourse arrangements.

Exchange Rates Utilised

As at		**30 June 2003**	30 June 2002
AUD1.00 =	USD	**0.6677**	0.5639
	GBP	**0.4043**	0.3694
	JPY	**80.036**	67.450
	NZD	**1.145**	1.155
	HKD	**5.207**	4.399
	DEM	**1.143**	1.116
	CHF	**0.9037**	0.840
	IDR	**5,528**	4,919
	THB	**28.051**	23.437
	FJD	**1.250**	1.188
	PHP	**35.737**	28.456
	EUR	**0.5842**	0.5706

NOTE 26 Debt Issues continued

Guarantee Arrangements

Commonwealth Bank of Australia

The due payment of all monies payable by the Bank was guaranteed by the Commonwealth of Australia under section 117 of the Commonwealth Bank's Act 1959 (as amended) at 30 June 1996. This guarantee has been progressively phased out following the sale of the Commonwealth of Australia's shareholding in the Bank on 19 July 1996.

The transitional arrangements for phasing out the Commonwealth of Australia's guarantee are contained in the Commonwealth Bank Sale Act 1995.

In relation to the Commonwealth of Australia's guarantee of the Bank's liabilities, transitional arrangements provided that:

- All demand deposits and term deposits were guaranteed for a period of three years from 19 July 1996, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and
- All other amounts payable under a contract that was entered into, or under an instrument executed, issued, endorsed or accepted by the Bank at 19 July 1996 will be guaranteed until their maturity.

Accordingly, demand deposits are no longer guaranteed. Term deposits outstanding at 19 July 1999 remain guaranteed until maturity. The run-off of the Government guarantee has no effect on the Bank's access to deposit markets.

Commonwealth Development Bank

On 24 July 1996, the Commonwealth of Australia sold its 8.1% shareholding in the Commonwealth Development Bank Limited (CDBL) to the Bank for $12.5 million.

Under the arrangements relating to the purchase by the Bank of the Commonwealth of Australia's shareholding in the CDBL:

- All lending assets as at 30 June 1996 have been quarantined in CDBL, consistent with the charter terms on which they were written;
- The CDBL's liabilities continue to remain guaranteed by the Commonwealth; and
- CDBL ceased to write new business or incur additional liabilities from 1 July 1996. From that date, new business that would have previously been written by CDBL is being written by the rural arm of the Bank.

The due payment of all monies payable by CDBL is guaranteed by the Commonwealth of Australia under Section 117 of the Commonwealth Banks Act 1959 (as amended). This guarantee will continue to be provided by the Commonwealth whilst quarantined assets are held. The value of the liabilities under the guarantee will diminish as quarantined assets reach maturity and are repaid.

State Bank of NSW (known as Colonial State Bank)

The enabling legislation for the sale of the State Bank of New South Wales Limited (SBNSW), the State Bank (Privatisation) Act 1994 – Section 12 and the State Bank (Corporatisation) Act 1989 – Section 12 (as amended), provides in general terms for a guarantee by the NSW Government in respect of all funding liabilities and off balance sheet products (other than demand deposits) incurred or issued prior to 31 December 1997 by SBNSW until maturity and a guarantee for demand deposits accepted by SBNSW up to 31 December 1997. Other obligations incurred before 31 December 1994 are also guaranteed to their maturity. On 4 June 2001 Commonwealth Bank of Australia became the successor in law to SBNSW pursuant to the Financial Sector Transfers of Business Act 1999. The NSW Government guarantee of the liabilities and products as described above continues unchanged by the succession.

NOTE 27 Bills Payable and Other Liabilities

	GROUP		BANK	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Bills payable	**993**	892	**874**	857
Accrued interest payable	**991**	944	**842**	754
Accrued fees and other items payable	**740**	734	**567**	640
Securities purchased not delivered	**699**	1,548	**479**	1,385
Unrealised losses on trading derivatives (Note 39)	**13,528**	10,226	**13,502**	10,062
Other liabilities	**2,076**	2,998	**1,192**	2,207
Total Bills Payable and Other Liabilities	**19,027**	17,342	**17,456**	15,905

NOTE 28 Loan Capital

		Currency Amount (M)		GROUP 2003 $M	2002 $M	2001 $M	BANK 2003 $M	2002 $M	2001 $M
Tier 1 Capital									
Exchangeable	FRNs	USD300	(1)	**59**	70	78	**59**	70	78
Exchangeable	FRNs	USD400	(2)	**142**	168	187	**142**	168	187
Undated	FRNs	USD100	(3)	**150**	177	197	**150**	177	197
				351	415	462	**351**	415	462
Tier 2 Capital									
Extendible	FRNs	AUD25	(4)	**25**	25	25	**25**	25	25
Extendible	FRNs	AUD275	(4)	**275**	275	275	**275**	275	275
Subordinated	MTNs	AUD185	(5)	**185**	186	185	**185**	186	185
Subordinated	FRNs	AUD115	(5)	**115**	115	115	**115**	115	115
Subordinated	FRNs	AUD25	(6)	**25**	25	25	**25**	25	25
Subordinated	MTNs	AUD200	(7)	**199**	199	200	**199**	199	200
Subordinated	FRNs	AUD50	(7)	**50**	50	50	**50**	50	50
Subordinated	Notes	USD300	(8)	**549**	532	591	**549**	532	591
Subordinated	FRNs	USD450	(8)	**672**	795	882	**672**	795	882
Subordinated	EMTNs	JPY20,000	(9)	**248**	293	326	**248**	293	325
Subordinated	EMTNs	USD200	(10)	**313**	313	314	**313**	313	314
Subordinated	EMTNs	USD75	(11)	**115**	115	115	**115**	115	115
Subordinated	EMTNs	USD100	(12)	**152**	152	152	**152**	152	152
Subordinated	EMTNs	USD400	(13)	**501**	501	501	**501**	501	501
Subordinated	EMTNs	GBP200	(14)	**408**	408	408	**408**	408	408
Subordinated	EMTNs	JPY30,000	(15)	**444**	525	582	**444**	525	582
Subordinated	Loan	NZD100	(16)	**88**	90	79	**-**	-	-
Subordinated	FRNs	AUD210	(17)	**210**	210	210	**210**	210	210
Subordinated	FRNs	AUD38	(18)	**38**	38	38	**38**	38	38
Subordinated	Notes	AUD130	(19)	**130**	130	130	**130**	130	130
Subordinated	Other	AUD35	(20)	**35**	35	39	**35**	35	39
Subordinated	Notes	USD350	(21)	**524**	-	-	**524**	-	-
Subordinated	EMTN	GBP150	(22)	**373**	-	-	**373**	-	-
				5,674	5,012	5,242	**5,586**	4,922	5,162
Total Loan Capital				**6,025**	5,427	5,704	**5,937**	5,337	5,624

Where a foreign currency hedge is in place to utilise a loan capital issue in a currency other than that of its original issue, the AUD equivalent value is shown net of the hedge.

(1) USD 300 million undated Floating Rate Notes (FRNs) issued 11 July 1988 exchangeable into dated FRNs.

Outstanding notes at 30 June 2003 were:

Due July 2003	:	USD1.5 million
Due July 2004	:	USD0.5 million
Due July 2006	:	USD32.5 million
undated	:	USD5 million

(2) USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs.

Outstanding notes at 30 June 2003 were:

Due February 2005	:	USD64 million
Due February 2006	:	USD24 million
Due February 2008	:	USD7 million

(3) USD 100 million undated capital notes issued on 15 October 1986.

The Bank has entered into separate agreements with the Commonwealth of Australia relating to each of the above issues (the 'Agreements') which qualify the issues as Tier 1 capital.

The agreements provide that, upon the occurrence of certain events listed below, the Bank may issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the relevant note issue or issues plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price of such shares will be determined by reference to the prevailing market price for the Bank's shares.

NOTE 28 Loan Capital continued

Any one or more of the following events may trigger the issue of shares to the Commonwealth of Australia or a rights issue:

- A relevant event of default (discussed below) occurs in respect of a note issue and the Trustee of the relevant notes gives notice to the Bank that the notes are immediately due and payable;
- The most recent audited annual financial statements of the Group show a loss (as defined in the Agreements);
- The Bank does not declare a dividend in respect of its ordinary shares;
- The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem a note issue; or
- In respect of Undated FRNs which have been exchanged to Dated FRNs, the Dated FRNs mature.

Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the relevant notes will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.

The relevant events of default differ depending on the relevant Agreement. In summary, they cover events such as failure of the Bank to meet its monetary obligation in respect of the relevant notes; the insolvency of the Bank; any law being passed to dissolve the Bank or the Bank ceasing to carry on general banking business in Australia; and the Commonwealth of Australia ceasing to guarantee the relevant notes. In relation to Dated FRN's which have matured to date, the Bank and the Commonwealth agreed to amend the relevant Agreement to reflect that the Commonwealth of Australia was not called upon to subscribe for fully paid ordinary shares up to an amount equal to the principal value of the maturing FRNs.

(4) AUD300 million extendible floating rate stock issued December 1989:

due December 2004 : AUD25 million
due December 2009 : AUD275 million

The Bank has entered into a separate agreement with the Commonwealth of Australia relating to the above issue (the 'Agreement') which qualifies the issue as Tier 2 capital. For capital adequacy purposes Tier 2 debt based capital is reduced each year by 20% of the original amount during the last 5 years to maturity.

The agreement provides for the Bank to issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the note issue plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price will be determined by reference to the prevailing market price for the Bank's shares.

Any one or more of the following events will trigger the issue of shares to the Commonwealth of Australia or a rights issue:

- A relevant event of default occurs in respect of the note issue and, where applicable, the Trustee of the notes gives notice of such to the Bank; or
- The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem such issue.

Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the issue will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.

(5) AUD300 million subordinated notes, issued February 1999; due February 2009, split into $185 million fixed rate notes and $115 million floating rate notes.

(6) AUD25 million subordinated FRN, issued April 1999, due April 2029.

(7) AUD250 million subordinated FRN, issued November 1999, due November 2009; split into $200 million fixed rate notes and $50 million floating rate notes.

(8) USD750 million subordinated notes, issued June 2000, due June 2010; split into USD 300 million fixed rate notes and USD 450 million floating rate notes.

(9) JPY20 billion perpetual subordinated Euro MTN, issued February 1999.

(10) USD200 million subordinated EMTN, issued November 1999, due November 2009.

(11) USD75 million subordinated EMTN, issued January 2000, due January 2010.

(12) USD100 million subordinated EMTN, issued January 2000, due January 2010.

(13) USD400 million subordinated Euro MTN issued June 1996; due July 2006.

(14) GBP200 million subordinated Euro MTN issued March 1996; due December 2006.

(15) JPY30 billion subordinated Euro MTN issued October 1995; due October 2015.

(16) NZD100 million subordinated matures 15 December 2009. With a coupon rate of 8.30% until 15 December 2004, after which the rate will be reset against the three month bank bill benchmark rate. The subordinated debt is callable on 15 December 2004.

(17) AUD210 million Euro FRN issued 3 September 1996, maturing 10 September 2004.

(18) AUD38 million FRN issued 15 December 1997, maturing 15 December 2004.

(19) AUD130 million subordinated notes comprised as follows: AUD 10 million fixed rate notes issued 12 December 1995, maturing 12 December 2005. AUD 110 million floating rate notes issued 12 December 1995, maturing 12 December 2005. AUD 5 million fixed rate notes issued 17 December 1996, maturing 12 December 2005. AUD 5 million floating rate notes issued 17 December 1996, maturing 12 December 2005.

(20) Comprises 12 subordinated notes and FRN issues. The face value amounts are less than $10 million each and are all in Australian Dollars. The maturity ranges from October 2003 to October 2009.

(21) USD350 million subordinated fixed rate note, issued June 2003, due June 2018.

(22) GBP150 million subordinated EMTN, issued June 2003, due December 2023.

NOTE 29 Share Capital

Issued and Paid Up Ordinary Capital	BANK 2003 $M	BANK 2002 $M
Ordinary Share Capital		
Opening balance	**12,665**	12,455
Dividend reinvestment plan (DRP): 2000/2001 final dividend	**-**	171
Buy back for DRP: 2001/2002 interim dividend	**-**	(158)
DRP: 2001/2002 interim dividend	**-**	158
Buy back for DRP: 2001/02 final dividend	**(195)**	-
DRP 2001/2002 final dividend	**195**	-
Buy back for DRP: 2002/2003 interim dividend	**(166)**	-
DRP 2002/2003 interim dividend	**166**	-
Exercise of executive options	**13**	39
Closing Balance	**12,678**	12,665

Shares on Issue	Number	Number
Opening balance	**1,252,921,363**	1,244,015,455
DRP issues:		
2001 final dividend fully paid ordinary shares at $28.79	**-**	5,954,040
Buy back for 2001/2002 interim dividend	**-**	(4,951,275)
2001/2002 interim dividend fully paid ordinary shares at $31.96	**-**	4,951,275
Buy back for DRP: 2001/2002 final dividend	**(6,111,510)**	-
2001/2002 final dividend paid shares at $31.92	**6,111,510**	-
Buy back for 2002/2003 interim dividend	**(6,753,320)**	-
2002/2003 interim dividend fully paid ordinary shares at $24.75	**6,753,320**	-
Exercise under executive option plan	**660,000**	2,052,500
Employee share acquisition plan issues	**-**	899,368
Closing Balance	**1,253,581,363**	1,252,921,363

Terms and Conditions of Ordinary Share Capital

Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company

Preference Share Capital

	BANK 2003 $M	BANK 2002 $M
Issued and paid up PERLS capital	**687**	687
	Number	Number
PERLS on issue	**3,500,000**	3,500,000

Commonwealth Bank PERLS ('PERLS') are perpetual preference shares that offer a quarterly, floating rate dividend. PERLS represent a less expensive form of equity funding than ordinary shares and increase the diversity and flexibility of the Bank's capital base.

A holder of PERLS on the relevant record date is entitled to receive on each relevant dividend payment date, if determined by the Directors to be payable, a dividend. If a dividend is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares until four consecutive dividends are paid on the PERLS. Holders of Commonwealth Bank PERLS will rank ahead of holders of ordinary shares in a winding up to the extent of the issue price of the Commonwealth Bank PERLS. PERLS are listed and traded on the Australian Stock Exchange.

Holders of PERLS are entitled to vote at a general meeting of the issuer in limited circumstances.

NOTE 29 Share Capital continued

Subsequent Event

On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD550 million (AUD824 million) of trust preferred securities, subject to a limited guarantee by the Bank, in the US capital markets. These securities are perpetual in nature and offer a non-cumulative fixed rate distribution of 5.805%p.a., payable semi annually. Distributions will be paid if determined by Directors, or a committee of the Board, to be payable. If a distribution is not paid the Bank will not be permitted to pay dividends on any of its ordinary shares or shares ranking equally with these securities, including Commonwealth Bank PERLS, until two consecutive semi annual dividends are paid. The securities may be redeemed by the Bank, subject to the approval of APRA, on 30 June 2015 and qualify as Tier 1 capital for the Bank. If the securities are not redeemed on 30 June 2015, the holders of the securities may request their securities be exchanged for an equivalent value of ordinary shares of the Bank. In certain circumstances, and at any time at the Bank's discretion, the trust preferred securities may be redeemed for American Depositary Shares (ADSs) representing preference shares of the Bank. Where there has been no earlier redemption, the trust preferred securities will be mandatorily redeemed for ADS's on 30 June 2053.

The issue of trust preferred securities provided a cost effective opportunity to supplement the Bank's Tier 1 capital and broaden its investor base.

Employee Share Plans

The Bank has in place the following employee share plans:

- Commonwealth Bank Employee Share Acquisition Plan (ESAP);
- Commonwealth Bank Equity Participation Plan (EPP);
- Commonwealth Bank Equity Reward Plan (ERP); and
- Commonwealth Bank Non-Executive Directors Share Plan (NEDSP).

The ESAP and ERP were each approved by shareholders at the Annual General Meeting (AGM) on 26 October 2000. Shareholders' consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the meeting to ensure shareholders were fully informed. Shareholders were also informed at the AGM on 26 October 2000 that the Executive Option Plan (EOP) would be discontinued.

Employee Share Acquisition Plan (ESAP)

The ESAP provides employees of the Group with up to $1,000 worth of free shares per annum subject to a performance target being met. The performance target is growth in annual profit of the greater of 5% or consumer price index plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.

Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under ESAP.

Effective from 1 July 2002, shares granted under ESAP offers have been expensed against the Profit and Loss account. In the current year, 832,458 shares were granted to eligible employees and $25 million was expensed against the Profit and Loss account to reflect the cost of the 2002 grant.

The Bank has determined to allocate each eligible employee shares up to a value of $800 in respect of the 2003 grant. As a result, an amount of $20 million has been accrued in respect of the year ended 30 June 2003. The shares will be purchased on-market at the then market price.

Details of issues under ESAP are:

Offer	Issue Date	Ordinary Shares Issued[1]	Bonus Ordinary Shares Issued[2]	No. of Participants	Shares issued to Each Participant	Issue Price[3]
1996	2 Jan 1997	27,755	2,275,910	27,755	83	$12.04
	18 Mar 1997	13	1,066	13	83	$12.04
1997	11 Dec 1997	3,025	1,637,273	28,281	58	$17.16
	3 Feb 1998	-	232	4	58	$17.16
1999	24 Sep 1999	-	1,053,199	24,493	43	$23.12
2000	13 Oct 2000	-	872,620	24,932	35	$27.78
	20 Dec 2000	-	805	23	35	$27.78
2001	31 Oct 2001	-	893,554	26,281	34	$28.95
	3 Dec 2001	-	3,876	114	34	$28.95
	31 Jan 2002	-	1,938	57	34	$28.95

Details of shares purchased under ESAP are:

Offer	Purchase Date	Ordinary Shares Purchased	No. of Participants	Shares Allocated to Each Participant	Allocation Price[4]
2002	31 Oct 2002	830,874	25,178	33	$29.71
	22 Jan 2003	1,584	48	33	$29.71

(1) For the 1996 and 1997 Offers, new employee shareholders were granted one ordinary share with the remainder of shares issued as Bonus Ordinary Shares. For Offers in 1999, 2000 and 2001 both new and existing shareholders were granted Bonus Ordinary Shares.

(2) For the 1996 & 1997 Offers the bonus shares were fully paid up as issued shares utilising the Share Premium Reserve. With the removal of the Share Premium Reserve the bonus shares were issued from the Share Capital Account.

(3) The Issue Price x Shares issued to each Participant effectively represents about $1,000 of free shares.

(4) The Allocation Price for the offer is equal to the market value which is determined by calculating the weighted average of the prices at which the shares were traded on the ASX during the 5 trading day period up to and including the grant date. The Allocation Price x Shares issued to each participant effectively represents about $1,000 of free shares.

NOTE 29 Share Capital continued

Equity Participation Plan (EPP)

The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual bonus to be applied in the acquisition of shares. The Plan also facilitates the mandatory sacrifice of annual performance bonuses.

All shares acquired by employees under this Plan are purchased on-market at the current market price. Details of share purchases for the EPP so far are as follows:

Purchase Date	Number of Participants	Number of Shares Purchased	Average Purchase Price
1 Oct 2001	19	2,073	$27.40
31 Oct 2001	5	187	$29.35
31 Oct 2001	1,640	1,564,314	$30.00
31 Oct 2001	47	31,752	$30.13
2 Jan 2002	65	8,504	$30.05
3 Apr 2002	67	7,963	$31.43
28 Jun 2002	107	14,384	$33.15
2 Oct 2002	63	6,751	$30.51
8 Oct 2002	5	2,726	$29.44
31 Oct 2002	2,164	1,955,758	$28.22
30 Dec 2002	68	11,421	$27.21
31 Mar 2003	2	463	$25.91
31 Mar 2003	95	12,187	$25.90
30 Jun 2003	76	10,854	$29.92

Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares granted under the voluntary component of the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the voluntary component of the EPP.

Under the mandatory component of the EPP, fully paid ordinary shares are purchased and held in Trust until such time as the vesting conditions have been met. Vesting of shares is subject to participants remaining employees of the Group until the vesting date (generally a period of one and two years after the bonus award period).

Each participant on behalf of whom shares are held by the Trustee have a right to receive dividends. Once the shares vest, dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.

The movement in shares granted under the mandatory component of the EPP has been as follows:

From 1 July 2001 to 30 June 2002

Details of Movements	Number of Shares
Shares held under the plan at the beginning of year	-
Shares Allocated during year	1,578,469
Shares Vested during year	57,645
Shares Forfeited during year	42,401
Shares Held Under the Plan at End of Year	1,478,423

From 1 July 2002 to 30 June 2003

Details of Movements	**Number of Shares**
Shares held under the plan at the beginning of year	**1,478,423**
Shares Allocated during year	**1,968,197**
Shares Vested during year	**836,437**
Shares Forfeited during year	**112,999**
Shares Held Under the Plan at End of Year	**2,497,184**

NOTE 29 Share Capital continued

Shares granted under both the voluntary and mandatory components of the EPP have been expensed against the profit and loss account. In the current year, $66 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.

Equity Reward Plan (ERP)

The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.

Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/02, no options have been issued under the ERP. In 2002/03 reward shares only were issued under this plan.

The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (TSR) with the Bank's TSR performance being measured against a comparator group of companies.

The prescribed performance hurdle for options and reward shares issued prior to 2002/03 was:

- The Bank's TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX's 'Banks and Finance Accumulation Index' excluding the Bank) was widened in 2001/02 to better reflect the Bank's business since the acquisition of Colonial.
- If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within 5 years from the grant date.

A further change was introduced in relation to reward shares granted from 2002/03 onwards.

A tiered vesting scale was introduced so that 50% of the allocated shares vest if the Bank's TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the Bank's return is in the top quartile.

Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed against the Profit and Loss Account over a three year period, reflecting the minimum vesting period. In the current year, $8 million has been expensed to the profit and loss account reflecting the cost of reward shares purchased and allocated under the plan.

Executive options issued up to September 2001 are not currently recorded as an expense by the Group. If the options issued in 2001/02 were expensed to the profit and loss account, the amount recorded by the Group would have been $6.0 million, based on 2,994,500 options being issued with a fair value of $2.01 and 12,500 options with a fair value of $1.53. (The fair value is determined using the Black-Scholes option pricing model and includes a 50% discount for probability of options not being exercised).

Details of options issued and shares acquired under ERP as well as movements in the options and shares are as follows -

Options

Year of Grant	Commencement Date	Issue Date	Options Issued	Options Outstanding (1)	Participants	Exercise Price	Exercise Period
2000	13 Sep 2000	7 Feb 2001	577,500	427,500	23	$26.97(2)	14 Sep 2003 to 13 Sep 2010(3)
	13 Sep 2000	31 Oct 2001	12,500	-	1	$26.97(2)	14 Sep 2003 to 13 Sep 2010(3)
2001	3 Sep 2001	31 Oct 2001	2,882,000	2,223,900	79	$30.12(2)	4 Sep 2004 to 3 Sep 2011(4)
	3 Sep 2001	31 Jan 2002	12,500	12,500	1	$30.12(2)	4 Sep 2004 to 3 Sep 2011(4)
	3 Sep 2001	15 Apr 2002	100,000	100,000	1	$30.12(2)	4 Sep 2004 to 3 Sep 2011(4)

(1) Options outstanding as at the date of the report.
(2) Will be adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).
(3) Performance hurdle must be satisfied between 14 September 2003 and 13 September 2005, otherwise options will lapse.
(4) Performance hurdle must be satisfied between 4 September 2004 and 3 September 2006, otherwise options will lapse.

Notes to the financial statements

NOTE 29 Share Capital continued

Details of Movements From 1 July 2001 to 30 June 2002	2000 Grant	2001 Grant
Total options held by participants at the start of year	560,000	-
Total options granted during year	12,500	2,994,500
Total options exercised during year	-	-
Total options lapsed during year	-	131,400
Total options outstanding at the end of year	572,500	2,863,100

Details of Movements From 1 July 2002 to 30 June 2003	**2000 Grant**	**2001 Grant**
Total options held by participants at the start of year	**572,500**	**2,863,100**
Total options granted during year	**-**	**-**
Total options exercised during year	**-**	**-**
Total options lapsed during year	**145,000**	**526,700**
Total options outstanding at the end of year	**427,500**	**2,336,400**
Total options granted from 30 June 2003 to date of this report	**-**	**-**
Total options exercised from 30 June 2003 to date of this report	**-**	**-**
Total options lapsed from 30 June 2003 to date of this report	**-**	**-**
Total options outstanding as at the date of this report	**427,500**	**2,336,400**

Shares

Year of Grant	Purchase Date	Shares Purchased	Shares Allocated	Participants	Vesting Period	Average Purchase Price
2000	20 Feb 2001	361,100	361,100	61	14 Sept 2003 to 13 Sept 2005[3]	$29.72
	31 Oct 2001	2,000	2,000	1	14 Sept 2003 to 13 Sept 2005[3]	$29.25
2001	31 Oct 2001	652,100	661,500[1]	241	4 Sept 2004 to 3 Sept 2006[3]	$29.25
2002	22 Nov 2002	357,500	545,500[2]	195	2 Sept 2005 to 1 Sept 2007[3]	$28.26

(1) In October 2001, 11,400 reward shares were re-allocated to participants receiving the 2001 grant as a result of reward shares forfeited from previous ERP grant.

(2) In November 2002, 188,000 reward shares were re-allocated to participants receiving the 2002 grant as a result of reward shares forfeited from previous grants. The total number of reward shares allocated in 2002 represents fifty percent of the maximum entitlement that participants may receive. It is intended that reward shares required to meet obligations under ERP will be acquired by the trust on-market during the three years prior to the first measurement point of the performance hurdle.

(3) Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.

Details of Movements From 1 July 2001 to 30 June 2002	2000 Grant	2001 Grant
Total reward shares held by participants at the start of year	361,100	-
Total reward shares granted during year	2,000	676,500
Total reward shares vested during year	-	-
Total reward shares lapsed during year	25,800	37,700
Total reward shares outstanding at the end of year	337,300	638,800

Details of Movements From 1 July 2002 to 30 June 2003	**2000 Grant**	**2001 Grant**	**2002 Grant**
Total reward shares held by participants at the start of year	**337,300**	**638,800**	**-**
Total reward shares granted during year	**-**	**-**	**552,000**
Total reward shares vested during year	**-**	**-**	**-**
Total reward shares lapsed during year	**120,200**	**120,300**	**36,700**
Total reward shares outstanding at the end of year	**217,100**	**518,500**	**515,300**

NOTE 29 Share Capital continued

During the vesting period, reward shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee, have a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

Executive Option Plan (EOP)

As previously notified to shareholders, this plan was discontinued in 2000/01.

Under the EOP, the Bank granted options to purchase ordinary shares to those key executives who, being able by virtue of their responsibility, experience and skill to influence the generation of shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-executive directors were not eligible to participate in the Plan.

Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Bank achieving a prescribed performance hurdle.

The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (ERP) grants prior to 2002/03.

If the performance hurdle is not reached within that 3 years (4 years for the second tranche of options granted to the chief executive officer on 24 August 1999), the options may nevertheless be exercisable only where the hurdle is subsequently reached within 5 years (6 years for the second tranche of options granted to the chief executive officer on 24 August 1999) from the grant date.

The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.

Details of issues made under EOP as well as movements for 2001/02 and 2002/03 are as follows:

Commencement Date	Issue Date	Options Issued	Options Outstanding	Participants	Exercise Price[1]	Exercise Period
12 Nov 1996	16 Dec 1996	2,100,000	-	25	$11.85	13 Nov 1999 to 12 Nov 2001
3 Nov 1997	11 Dec 1997	2,875,000	-	27	$15.53[2]	4 Nov 2000 to 3 Nov 2002
25 Aug 1998	30 Sep 1998	3,275,000	387,500	32	$19.58[2]	26 Aug 2001 to 25 Aug 2003
24 Aug 1999	24 Sep 1999	3,855,000	3,221,000	38	$23.84[3]	25 Aug 2002 to 24 Aug 2009
13 Sep 2000	13 Oct 2000	2,002,500	1,336,200	50	$26.97[3]	14 Sep 2003 to 13 Sep 2010

(1) Market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.
(2) Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.
(3) Will be adjusted by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

Details of Movements From 1 July 2001 to 30 June 2002	1996 Grant	1997 Grant	1998 Grant	1999 Grant	2000 Grant
Total options held by participants at the start of year	50,000	125,000	2,975,000	3,700,000	1,952,500
Total options granted during year	-	-	-	-	-
Total options exercised during year	50,000	75,000	1,927,500	-	-
Total options lapsed during year	-	-	-	175,000	260,800
Total options outstanding at the end of year	-	50,000	1,047,500	3,525,000	1,691,700

Details of Movements From 1 July 2002 to 30 June 2003	1997 Grant	1998 Grant	1999 Grant	2000 Grant
Total options held by participants at the start of year	**50,000**	**1,047,500**	**3,525,000**	**1,691,700**
Total options granted during year	-	-	-	-
Total options exercised during year	-	**660,000**	-	-
Total options lapsed during year	**50,000**	-	**304,000**	**355,500**
Total options outstanding at the end of year	-	**387,500**	**3,221,000**	**1,336,200**
Total options granted from 30 June 2003 to date of this report	-	-	-	-
Total options exercised from 30 June 2003 to date of this	-	**150,000**	-	-
Total options lapsed from 30 June 2003 to date of this report	-	**75,000**	-	-
Total options outstanding as at the date of this report	-	**162,500**	**3,221,000**	**1,336,200**

NOTE 29 Share Capital continued

Summary of shares issued during the period 1 July 2002 to the date of the report as a result of options being exercised are:

Option Issue Date	Shares Issued	Price paid per Share	Total Consideration Paid
30 Sep 1998	810,000	$19.58	$15,859,800

No amount is unpaid in respect of the shares issued upon exercise of the options during the above period.

Under the Bank's EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Bank or of a related body corporate as a result of holding the option except that if there is a pro rata issue of shares to the Bank's shareholders by way of bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment) an option holder is entitled to receive additional shares upon exercise of the options being the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.

Non-Executive Directors Share Plan (NEDSP)

The NEDSP provides for the acquisition of shares by non-executive directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. Shares acquired under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the NEDSP.

Shares are purchased on-market at the current market price and details of shares purchased under NEDSP so far are:

Quarter Ending	Total Fees Sacrificed	Participants	Shares Purchased	Average Purchase Price
31/12/2000	**$63,518**	11	1,989	$31.93
31/03/2001	**$65,918**	11	2,359	$27.94
30/06/2001	**$61,331**	10	1,820	$33.45
30/09/2001	**$62,005**	10	2,454	$25.44
31/12/2001	**$62,005**	10	2,091	$29.65
31/03/2002	**$62,005**	10	1,950	$31.83
30/06/2002	**$61,332**	10	1,848	$33.15
30/09/2002	**$66,959**	10	2,196	$30.51
31/12/2002	**$68,307**	10	2,510	$27.21
31/03/2003	**$68,671**	11	2,653	$25.90
30/06/2003	**$73,797**	11	2,464	$29.92

No trading restrictions were lifted on shares during the period 1 July 2002 to the date of this report.

For the current year, $339,924 was expensed to Profit and Loss account reflecting shares purchased and allocated under the NEDSP.

Share Buyback

During the financial year ending 30 June 2001, the Bank's shareholders equity was reduced by $723 million pursuant to the buyback of 25.9 million shares.

In March 2001 the Bank made an off market buyback of $700 million of ordinary shares. The price per share paid by the Bank for the buyback shares was $27.84 calculated in accordance with the buyback offer. In accordance with an agreement reached with the Australian Taxation Office $10 per share of the consideration for each share bought back was charged to paid up capital ($251 million).

The balance of $17.84 per share was deemed to be a fully franked dividend and charged to retained profits ($449 million). This buyback coincided with the new issue of preference shares as detailed previously. The balance of the equity reduction occurred by way of an on market buyback.

NOTE 30 Outside Equity Interests

	GROUP	
	2003	2002
	$M	$M
Controlled Entities:		
Share capital [1]	**300**	7
Reserves	**-**	-
Retained profits	**4**	2
Life insurance statutory funds and other funds	**1,824**	2,017
Total Outside Equity Interests	**2,128**	2,026

[1] ASB Perpetual Preference Shares $182 million

On 10 December 2002, ASB Capital Limited, a New Zealand subsidiary, issued NZD200 million (AUD182 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.

Gandel Listed Property Trusts - $111 millon

In July 2002 Colonial First State Property Retail Pty Ltd was incorporated and in August 2002, the Colonial First State Property Retail Trust (CFSPRT) was established. Both of these entities are owned 60% by the CBA Group and 40% by outside equity interests. On 30 September 2002, unitholders of the Colonial First State Property Trust Group (CFT), the Commonwealth Property Office Fund (CPA) and the Gandel Retail Trust (GAN) approved a proposal which saw CPA acquire the industrial/office assets of CFT and GAN acquire the retail assets of CFT. GAN changed its name to the CFS Gandel Retail Trust and CFSPRT became the delegated manager of this trust along with the retail component of a wholesale property trust.

NOTE 31 Capital Adequacy

Commonwealth Bank of Australia ("the Bank") is subject to regulation by the Australian Prudential Regulation Authority (APRA) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord. These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with on and off balance sheet assets, weighted for risk. Regulatory capital requirements are measured for the Bank (known from 1 July 2003 as "Level 1") and for the Bank and its banking subsidiaries (known from 1 July 2003 as "Level 2"). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.

Regulatory capital is divided into Tier 1 capital and Tier 2 capital. Certain deductions are made from the sum of Tier 1 and Tier 2 capital to arrive at the capital base. Tier 1 capital consists of shareholders equity plus other capital instruments acceptable to APRA, less goodwill and less the intangible element of the investment in life insurance and funds management businesses. Tier 2 capital consists of the general provision for credit losses and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses and any holdings of capital instruments issued by other banks are deducted from the sum of Tier 1 and Tier 2 capital to arrive at the capital base.

The standard method of measuring risk requires one of a number of risk weights to be applied to each category of assets on the balance sheet and to categories of off-balance sheet obligations. The standard risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are not consistent with loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.

The regulatory capital ratios of the Group are shown on page 11 together with an analysis of the movement in the capital ratios.

New Capital Accord

The Basel Committee on Banking Supervision ("the Basel Committee") issued its latest draft proposals for changes to the calculation of capital adequacy for banks, ("the New Capital Accord") in April 2003. The goal of the Basel Committee is to finalise the New Capital Accord by 31 December 2003 and to implement it by 31 December 2006. There is a number of aspects of the New Capital Accord that are yet to be resolved.

The objective of the New Capital Accord is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.

The New Capital Accord is based on three "pillars". Pillar 1 covers the capital requirements for banks, pillar 2 covers the supervisory review process and pillar 3 relates to market disclosure.There are three approaches to credit risk under the New Capital Accord, being standardised and two internal risk-based (IRB) approaches. The Standardised Approach is a modified version of the current approach but with risk weights aligned with the credit ratings of borrowers and counterparties. Under the IRB approaches, banks such as Commonwealth Bank that use internal models to calculate and allocate the amount of capital required for credit risk, may be able to use components of their own calculations to determine the amount of regulatory capital required for credit risk. Under the Foundation IRB Approach, the regulator will in most cases, provide the parameters. Under the Advanced IRB Approach, substantially all of the parameters will be those used by the bank in its internal models. Commonwealth Bank is targeting the Advanced IRB approach.

The New Capital Accord will introduce a capital requirement for operational risk. As with credit risk, there will be three approaches. The Basic Indicator Approach, the Standardised Approach and the Advanced Measurement Approach. The Bank is targeting the Advanced Measurement Approach .

The current capital requirements for market risk are not expected to change significantly under the New Capital Accord.

The Basel Committee has initiated a number of quantitative impact studies (QIS) to gauge the effect of the proposed changes. These studies show that Australian banks adopting the Advanced IRB Approach will see an overall reduction in the amount of regulatory capital required, even allowing for the new capital requirement for operational risk. However, under Pillar 2, there is scope for the regulator to require capital to be held for other risks such as interest rate risk in the banking book, business and strategic risk and credit concentration risk.

The rules for deduction of the investment in life insurance and funds management companies from regulatory capital will change under the New Capital Accord. The portion of the investment represented by what APRA regards as intangible assets, such as self-generated value of business in force and value of future new business will continue to be deducted from Tier 1 capital. The portion of the investment represented by net tangible assets will be deducted 50% from Tier 1 and 50% from Tier 2 capital (instead of 100% from total regulatory capital as at present).

Overall, there are still too many uncertainties regarding the New Capital Accord to provide reliable information on the regulatory position of the Group under the new rules.

Conglomerate Groups

APRA has advised that a third level of capital adequacy will apply from 1 July 2003 for conglomerate groups ("Level 3"). APRA defines a conglomerate group as a group of companies containing one or more Australian incorporated Authorised Deposit-taking Institutions ("ADIs"). The Bank is an ADI and the Commonwealth Bank Group falls within APRA's definition of a conglomerate group. Each conglomerate group will be required to hold capital that corresponds to the corporate structure of that conglomerate and the calculation will have regard to all group members and the capacity to move surplus capital from one group entity to another. The regulatory capital requirements for each conglomerate group will be specific to that group. Therefore, it may not be possible to compare the regulatory position of the Commonwealth Bank Group with that of other conglomerate groups.

The proposals indicate that the use of internal capital estimation and allocation models may be permitted.

NOTE 31 Capital Adequacy continued

However, APRA is not yet able to specify their requirements for internal models, nor when they will complete their review of the Bank's models. Whilst the Bank considers that it is strongly capitalised (as evidenced by its credit ratings), no assurance can be given that our models will meet APRA's requirements or that the Group meets the Level 3 capital requirements.

Dividends

Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from retained earnings without APRA's prior approval. The Group has adopted the new accounting standard AASB 1044, which has resulted in a change in the accounting for dividend provisions. Under APRA guidelines, the expected dividend must be deducted from Tier 1 capital.

Regulatory Capital Requirements for Other ADIs In The Group

ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (RBNZ). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2003 ASB Bank Limited Group had a Tier 1 ratio of 8.12% and a Total Capital ratio of 10.26%.

Regulatory Capital Requirements for Life Insurance and Funds Management Business

The Group's life insurance businesses in Australia are also regulated by APRA. The Life Insurance Act has established a framework for the regulatory capital requirements for life insurance companies. These requirements are based on tests aimed at ensuring each statutory fund in each life insurance company has sufficient assets to meet policy and other liabilities under a range of adverse circumstances. There are two tiers to the regulatory capital requirements – 'solvency' and 'capital adequacy'. The solvency test is made assuming each fund is closed to new business. Failure to meet the solvency test may result in the appointment of a judicial manager by APRA. The capital adequacy test assumes each fund remains open to new business and the reasonable expectations of policyholders are met. Failure to meet the capital adequacy test means capital or retained profits may not be transferred from the statutory funds and may result in closer regulatory monitoring by APRA. The capital adequacy test is always equal to or greater than the solvency test. At 30 June 2003, all statutory funds of the Group's life insurance companies in Australia met the capital adequacy test. At 30 June 2003, for Australian life insurance companies, the excess over capital adequacy within statutory funds amounted to $266 million in aggregate.

During 2002/03, the Group owned three life insurance companies in Australia: Commonwealth Insurance Holdings Limited ("CIHL"), Commonwealth Life Limited ("CLL") and The Colonial Mutual Life Assurance Society Limited ("CMLA"). The life insurance business of CLL was amalgamated into CMLA on 1 July 2003 using the provisions of part 9 of the Life Insurance Act.

There are no regulatory capital requirements for life insurance companies in New Zealand. However the Group determines capital requirements on a basis similar to the requirements in Australia.

The life insurance business in Hong Kong is regulated by the Insurance Authority of Hong Kong. The minimum regulatory requirement comprises a solvency test defined in local regulations and ordinances.

Funds managers in Australia are subject to regulation by The Australian Securities and Investment Commission (ASIC) through their role in supervising responsible entities. The regulatory capital requirements vary for responsible entities depending on the type of Australian Financial Services or Dealers' Licence held but a maximum requirement of $5 million of net tangible assets applies.

APRA supervises approved trustees of superannuation funds and requires them to also maintain net tangible assets of at least $5 million. These requirements are not cumulative where an entity is both an approved trustee for superannuation purposes and responsible entity.

Across the total Group, life and funds management companies held $766 million in excess of regulatory capital requirements at 30 June 2003 in aggregate.

NOTE 31 Capital Adequacy continued

Risk Weighted Capital Ratios	GROUP 2003 Actual %	2002 Actual %
Tier One	**6.96**	6.78
Tier Two	**4.21**	4.28
Less Deductions	**(1.44)**	(1.26)
Total	**9.73**	9.80

Regulatory Capital	GROUP 2003 $M	2002 $M
Tier One Capital		
Shareholders' equity	**22,152**	21,056
Eligible loan capital	**351**	415
Total Shareholders' Equity and Loan Capital	**22,503**	21,471
Add back foreign currency translation reserve related to non-consolidated subsidiaries	**147**	90
Less asset revaluation reserve	**(7)**	(4)
Less goodwill	**(5,029)**	(5,391)
Less expected dividend	**(1,066)**	-
Less intangible component of investment in non-consolidated subsidiaries	**(4,388)**	(4,588)
Less outside equity interest in entities controlled by non-consolidated subsidiaries	**(123)**	-
Less outside equity interest in life insurance statutory funds	**(1,824)**	(2,017)
Total Tier One Capital	**10,213**	9,561
Tier Two Capital		
Asset revaluation reserve	**7**	4
General provision for bad and doubtful debts [1]	**1,321**	1,351
FITB related to general provision	**(391)**	(392)
Upper Tier two note and bond issues	**250**	297
Lower Tier two note and bond issues	**4,990**	4,934
Less lower Tier two adjustment to 50% of tier one capital	**-**	(154)
Total Tier Two Capital	**6,177**	6,040
Tier One and Tier Two Capital	**16,390**	15,601
Less Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier one)	**(2,072)**	(1,741)
Less other deductions	**(42)**	(40)
Capital Base	**14,276**	13,820

[1] Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

Notes to the financial statements

NOTE 31 Capital Adequacy continued

Risk-Weighted Assets	Face Value 2003 $M	Face Value 2002 $M	Risk Weights %	GROUP Risk-Weighted Balance 2003 $M	GROUP Risk-Weighted Balance 2002 $M
On Balance Sheet Assets					
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	**23,832**	22,315	0%	**-**	-
Claims on OECD banks and local governments	**12,427**	13,401	20%	**2,485**	2,680
Advances secured by residential property[1]	**103,987**	86,378	50%	**51,993**	43,189
All other assets	**74,472**	77,474	100%	**74,472**	77,474
Total On Balance Sheet Assets - Credit Risk[2][3]	**214,718**	199,568		**128,950**	123,343

	Face Value 2003 $M	Face Value 2002 $M	Credit Equivalent 2003 $M	Credit Equivalent 2002 $M	GROUP Risk-Weighted Balance 2003 $M	GROUP Risk-Weighted Balance 2002 $M
Off-balance Sheet Exposures [4]						
Direct credit substitutes	**3,746**	4,042	**3,746**	4,042	**3,238**	3,597
Trade and performance related items	**992**	1,157	**463**	538	**435**	507
Commitments [5]	**58,674**	48,040	**10,882**	13,400	**7,832**	8,491
Foreign exchange, interest rate and other market related transactions	**603,726**	583,752	**17,475**	12,993	**5,028**	3,921
Total Off Balance Sheet Exposures - Credit Risk [6]	**667,138**	636,991	**32,566**	30,973	**16,533**	16,516
Total risk-weighted assets - credit risk					**145,483**	139,859
Risk-weighted assets - market risk					**1,325**	1,190
Total Risk-Weighted Assets					**146,808**	141,049

(1) For loans secured by residential property approved after 5 September 1994, a risk weight of 100% applied where the loan to valuation ratio is in excess of 80%. Effective from 28 August 1998, a risk weight of 50% applies to these loans if they are totally insured by an acceptable lender's mortgage insurer. Loans that are risk weighted at 100% are reported under 'All other assets'.

(2) The difference between total on balance sheet assets and the Group's balance sheet reflects the alternative treatment of some assets and provisions as prescribed in APRA's capital adequacy guidelines; principally goodwill, general provision for bad and doubtful debts, and investments in life insurance and fund management business.

(3) Total on balance sheet assets exclude debt and equity securities in the trading book and all on balance sheet positions in commodities, as they are included in the calculation of notional market risk weighted assets.

(4) Off-balance sheet exposures for 2002 have been restated to be consistent with 2003, in accordance with APRA's classification of certain items for capital adequacy reporting purposes.

(5) The reduction in the risk weighting of commitments was achieved by improved classification of assets by risk weight, principally through the identification of additional eligible security and by more accurate classification of counterparties.

(6) Off balance sheet exposures secured by the residential property account for $10.4 billion of off balance sheet credit equivalent assets ($5.2 billion of off balance sheet risk weighted assets).

Notes to the financial statements

NOTE 32 Maturity Analysis of Monetary Assets and Liabilities

The maturity distribution of monetary assets and liabilities is based on contractual terms. The majority of the longer term monetary assets are variable rate products, with actual maturities shorter than the contractual terms. Therefore this information is not relied upon by the Bank in the management of its interest rate risk in Note 31.

								GROUP
					Maturity Period At 30 June 2003			
	At Call $M	Overdrafts $M	0 to 3 months $M	3 to 12 months $M	1 to 5 years $M	Over 5 years $M	Not specified $M	Total $M
Assets								
Cash and liquid assets	1,033	-	4,542	-	-	-	-	5,575
Receiviables due from other financial institutions	1,256	-	5,054	756	-	-	-	7,066
Trading securities [1]	-	-	10,435	-	-	-	-	10,435
Investment securities	-	-	1,339	2,034	6,407	1,256	-	11,036
Loans, advances and other receivables [2]	1,515	4,457	14,128	18,094	37,167	86,311	(1,325)	160,347
Bank acceptances of customers	-	-	13,197	-	-	-	-	13,197
Life assets	4,109	-	1,857	473	3,142	2,950	15,304	27,835
Other monetary assets	582	-	15,616	7	5	-	631	16,841
Total Monetary Assets	8,495	4,457	66,168	21,364	46,721	90,517	14,610	252,332
Liabilities								
Deposits and other public borrowings [3]	81,385	-	38,334	15,138	4,962	1,155	-	140,974
Payables due to other financial institutions	1,438	-	5,724	376	-	-	-	7,538
Bank acceptances	-	-	13,197	-	-	-	-	13,197
Life Liabilities	-	-	-	-	-	-	23,861	23,861
Debt issues and loan capital	-	-	13,352	3,911	12,005	6,970	416	36,654
Other monetary liabilities	1	-	17,043	24	-	-	284	17,352
Total Monetary Liabilities	82,824	-	87,650	19,449	16,967	8,125	24,561	239,576

(1) Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within 3 months.
(2) $87 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.
(3) Includes substantial 'core' deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 39.

During the financial year, significant growth in variable rate, long-term loans occurred. This has been funded principally by at call variable rate retail deposits.

NOTE 32 Maturity Analysis of Monetary Assets and Liabilities continued

								GROUP
					Maturity Period At 30 June 2002			
	At Call $M	Overdrafts $M	0 to 3 months $M	3 to 12 Months $M	1 to 5 years $M	Over 5 years $M	Not specified $M	Total $M
Assets								
Cash and liquid assets	2,266	-	3,778	-	-	-	-	6,044
Receivables due from other financial institutions	2,182	-	5,216	319	11	-	-	7,728
Trading securities [(1)]	-	-	8,389	-	-	-	-	8,389
Investment securities	-	-	2,883	105	5,424	2,354	-	10,766
Loans, advances and other receivables [(2)]	1,730	4,204	14,918	14,475	40,031	73,072	(1,356)	147,074
Bank acceptances of customers	-	-	11,201	1,316	-	-	-	12,517
Life assets	4,490	-	1,601	772	4,332	3,413	15,501	30,109
Other monetary assets	2	-	11,976	25	-	-	598	12,601
Total Monetary Assets	10,670	4,204	59,962	17,012	49,798	78,839	14,743	235,228
Liabilities								
Deposits and other public borrowings [(3)]	75,368	-	32,778	16,959	6,231	1,451	13	132,800
Payables due to other financial institutions	1,726	-	5,671	405	12	50	-	7,864
Bank acceptances	-	-	11,201	1,316	-	-	-	12,517
Life Liabilities	-	-	-	-	-	-	25,917	25,917
Debt issues and loan capital	-	-	10,340	4,378	9,768	4,020	496	29,002
Other monetary liabilities	4	-	16,594	-	-	-	256	16,854
Total Monetary Liabilities	77,098	-	76,584	23,058	16,011	5,521	26,682	224,954

(1) Trading securities are purchased without the intention to hold until maturity and are categorised as maturing within three months.

(2) $75 billion of this figure represents owner occupied housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than 5 years.

(3) Includes substantial 'core' deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 39.

During the financial year, significant growth in variable rate, long-term loans occurred. This has been funded principally by at call variable rate retail deposits.

Notes to the financial statements

NOTE 33 Financial Reporting by Segments

Primary Segment Business Segments Financial Performance	Banking $M	Funds Management $M	Life Insurance $M	GROUP Year Ended 30 June 2003 Total $M
Interest income	11,528	-	-	11,528
Premium and related revenue	-	-	1,011	1,011
Other income	2,803	1,133	620	4,556
Total Revenue	14,331	1,133	1,631	17,095
Interest expense	6,502	-	-	6,502
Segment result before tax, goodwill amortisation and appraisal value (reduction)/uplift	3,187	206	150	3,543
Income tax expense	(938)	8	(28)	(958)
Segment result after tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,249	214	122	2,585
Outside equity interest	-	(6)	-	(6)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,249	208	122	2,579
Goodwill amortisation [(1)]				(322)
Appraisal value (reduction)/uplift [(1)]				(245)
Net Profit Attributable to Shareholders of the Bank	2,249	208	122	2,012
Non-Cash Expenses				
Goodwill amortisation				322
Charge for bad and doubtful debts	305	-	-	305
Depreciation	109	8	11	128
Appraisal value reduction				245
Other	112	1	-	113
Financial Position				
Total assets	229,289	19,622	16,199	265,110
Acquisition of property, plant and equipment, Intangibles and other non-current assets	98	16	6	120
Associate investments	214	12	61	287
Total liabilities	216,939	17,044	8,975	242,958

(1) These are Group items and accordingly are not allocated to the business segments, which is consistent with management reporting.

NOTE 33 Financial Reporting by Segments continued

			GROUP Year Ended 30 June 2002	
Financial Performance	**Banking $M**	**Funds Management $M**	**Life Insurance $M**	**Total $M**
Interest income	10,455	-	-	10,455
Premium and related revenue	-	-	866	866
Other income	3,180	690	293	4,163
Appraisal value uplift				477
Total Revenue	13,635	690	1,159	15,961
Interest Expense	5,745	-	-	5,745
Segment result before tax, and appraisal value uplift, goodwill amortisation	2,884	399	135	3,418
Income tax expense	(816)	(31)	(69)	(916)
Segment result after income tax and before goodwill amortisation and appraisal value uplift	2,068	368	66	2,502
Outside equity interest	(1)	-	-	(1)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,067	368	66	2,501
Goodwill amortisation				(323)
Appraisal value uplift				477
Net Profit Attributable to Shareholders of the Bank	2,067	368	66	2,655
Non-Cash Expenses				
Goodwill amortisation				323
Charge for bad and doubtful debts	449	-	-	449
Depreciation	109	7	12	128
Other	87	2	1	90
Financial Position				
Total assets	211,130	20,531	17,987	249,648
Acquisition of property, plant and equipment, intangibles and other non-current assets	147	17	-	164
Associate investments	235	30	48	313
Total liabilities	200,885	18,123	9,584	228,592

NOTE 33 Financial Reporting by Segments continued

			GROUP Year Ended 30 June 2001	
Financial Performance	**Banking $M**	**Funds Management $M**	**Life Insurance $M**	**Total $M**
Interest income	11,900	-	-	11,900
Premium and related revenue	-	-	695	695
Other income	2,485	2,224	553	5,262
Appraisal value uplift	-	-	-	474
Total Revenue	14,385	2,224	1,248	18,331
Interest Expense	7,426	-	-	7,426
Segment result before tax, goodwill amortisation and appraisal value uplift	2,512	478	279	3,269
Income tax expense	(705)	(155)	(133)	(993)
Segment result after income tax and before goodwill amortisation and appraisal value uplift	1,807	323	146	2,276
Outside equity interest	(14)	-	-	(14)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	1,793	323	146	2,262
Goodwill amortisation				(338)
Appraisal value uplift				474
Net profit attributable to shareholders of the Bank	1,793	323	146	2,398
Non Cash Expenses				
Goodwill amortisation				338
Charge for bad and doubtful debts	385	-	-	385
Depreciation	108	5	37	150
Other	28	4	5	37
Financial Position				
Total assets	191,333	20,830	18,248	230,411
Acquisition of property, plant and equipment, intangibles and other non-current assets	129	3	-	391[(1)]
Associate investments	249	57	94	400
Total liabilities	179,733	20,165	10,665	210,563

[(1)] Includes intangible assets of $259 million on acquisition of 25 % interest in ASB Group.

NOTE 33 Financial Reporting by Segments continued

Secondary Segment	2003 $M	%	2002 $M	%	2001 $M	%
GEOGRAPHICAL SEGMENTS						
Revenue						
Australia	**13,934**	**81.6**	12,651	79.3	15,265	83.3
New Zealand	**2,025**	**11.8**	1,591	10.0	1,499	8.2
Other Countries*	**1,136**	**6.6**	1,719	10.7	1,567	8.5
	17,095	**100.0**	15,961	100.0	18,331	100.0
Net profit attributable to shareholders of the Bank						
Australia	**1,385**	**68.8**	2,569	96.8	2,228	92.9
New Zealand	**539**	**26.8**	178	6.7	159	6.6
Other Countries*	**88**	**4.4**	(92)	(3.5)	11	0.5
	2,012	**100.0**	2,655	100.0	2,398	100.0
Assets						
Australia	**221,248**	**83.5**	208,673	83.6	196,918	85.5
New Zealand	**27,567**	**10.4**	24,579	9.8	20,208	8.8
Other Countries*	**16,295**	**6.1**	16,396	6.6	13,285	5.7
	265,110	**100.0**	249,648	100.0	230,411	100.0
Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets						
Australia	**98**	**81.7**	134	81.7	360	92.1
New Zealand	**6**	**5.0**	26	15.9	29	7.4
Other Countries*	**16**	**13.3**	4	2.4	2	0.5
	120	**100.0**	164	100.0	391	100.0

* Other Countries are:
United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Philippines, Fiji, Indonesia, China and Vietnam.

The geographical segments represent the location in which the transaction was booked.

Notes to the financial statements

NOTE 34 Life Insurance Business

The following information, in accordance with AASB 1038, is provided to disclose the statutory life insurance business transactions contained in the Group financial statements and the underlying methods and assumptions used in their calculation. Also refer Notes 1 (ii) and 21. The life insurance segment result is prepared on a business segment basis, refer Note 33.

		GROUP
Summarised Statement of Financial Performance	**2003 $M**	2002 $M
Premium and related revenue	**1,326**	1,332
Outward reinsurance premiums expense	**(200)**	(192)
Claims expense	**(471)**	(447)
Reinsurance recoveries	**132**	89
Investment revenue (excluding investments in subsidiaries)		
Equity securities	**(680)**	(1,057)
Debt securities	**894**	878
Property	**374**	184
Other	**46**	(105)
Life insurance policy liabilities expense	**(546)**	315
Margin on services operating income	**875**	997
Change in excess of net market values over net assets of life insurance controlled entities	**(245)**	477
Life Insurance operating income	**630**	1,474
Administration expense	**(697)**	(757)
Operating profit before income tax	**(67)**	717
Income tax attributable to operating profit	**45**	(22)
Operating (loss) profit after income tax	**(22)**	695

Sources of life insurance operating profit

The Margin on Services operating (loss) profit after income tax is represented by:

	2003 $M	2002 $M
Emergence of planned profit margins	**228**	234
Difference between actual and planned experience	**(67)**	(37)
Movement in excess of net market value over net assets of controlled entities	**(245)**	477
Reversal of previously recognised losses or loss recognition on groups of related products	**(11)**	(9)
Investment earnings on assets in excess of policyholder liabilities	**73**	33
Other	**-**	(3)
Operating (loss) profit after income tax	**(22)**	695
Life insurance premiums received and receivable	**4,158**	5,734
Life insurance claims paid and payable	**5,843**	5,755

Notes to the financial statements

NOTE 34 Life Insurance Business continued

Carrying Values of Life Insurance and Funds Management Business

The following table sets out the components of the carrying values of the Bank's life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors' valuations based on appraisal values using a range of economic and business assumptions determined by management which are reviewed by independent actuaries Trowbridge Deloitte.

	Funds	Life Insurance			Total
	Management [5]	Australia [6]	New Zealand	Asia [1]	
Analysis of Movement since 30 June 2002	**$M**	**$M**	**$M**	**$M**	**$M**
Profits	208	71	46	5	330
Net Capital Movements [2]	154	98	1	36	289
Dividends paid	(196)	(111)	-	-	(307)
Disposals/acquisitions of Business [3]	(110)	-	-	(20)	(130)
Foreign Exchange Movements	(4)	(3)	(1)	(92)	(100)
Change in Shareholders' net tangible assets	**52**	**55**	**46**	**(71)**	**82**
Acquired excess [4]	129	-	-	-	129
Underlying Appraisal Value (Reduction)/ Uplift	(291)	123	15	(92)	(245)
(Decrease)/Increase to 30 June 2003	**(110)**	**178**	**61**	**(163)**	**(34)**
Shareholders' Net Tangible Assets					
30 June 2002 balance	702	1,209	334	679	2,924
Profits	208	71	46	5	330
Net capital movements	(42)	(13)	1	36	(18)
Disposals/acquisitions of Business [3]	(110)	-	-	(20)	(130)
Foreign Exchange Movements	(4)	(3)	(1)	(92)	(100)
30 June 2003 balance	**754**	**1,264**	**380**	**608**	**3,006**
Value in Force Business					
30 June 2002 balance	1,221	178	179	40	1,618
Acquisitions of business [4]	84	-	-	-	84
(Reduction)/Uplift	(182)	67	12	(36)	(139)
30 June 2003 balance	**1,123**	**245**	**191**	**4**	**1,563**
Value Future New Business					
30 June 2002 balance	3,660	23	275	80	4,038
Acquisitions of business [4]	45	-	-	-	45
(Reduction)/Uplift	(109)	56	3	(56)	(106)
30 June 2003 balance	**3,596**	**79**	**278**	**24**	**3,977**
Carrying Value at 30 June 2003					
Shareholders' net tangible assets	754	1,264	380	608	3,006
Value in force business	1,123	245	191	4	1,563
Embedded value	**1,877**	**1,509**	**571**	**612**	**4,569**
Value future new business	3,596	79	278	24	3,977
Carrying Value	**5,473**	**1,588**	**849**	**636**	**8,546**

(1) The Asian life businesses are not held in the market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years.

(2) Includes capital injections and movements in intergroup loans.

(3) Represents the purchase of management rights in CFS Retail Property Trust, the acquisition of Avanteos, investment in a Chinese funds management joint venture, disposal of some Colonial First State UK business and disposal of the Philippines life insurance business.

(4) Represents the value of acquired management rights of CFS Retail Property Trust, the acquisition of Avanteos and investment in a Chinese funds management joint venture.

(5) "Managed Products" business was reported at 30 June 2002 as "Funds Management" and "Life Insurance - Australia - Investment" business. These businesses have been combined.

(6) "Life Insurance - Australia" business was reported at 30 June 2002 as "Life Insurance - Australia - Risk" business. This business includes risk, traditional, investment account and annuity business.

NOTE 34 Life Insurance Business continued

The following table reconciles the carrying values of the life and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in Note 31.

Reconciliation of the components of the carrying value to the value of investments in non-consolidated subsidiaries

	2003	2002
	$M	$M
Intangible component of investment in non-consolidated subsidiaries deducted from Tier 1 capital comprises:		
Value future new business	**3,977**	4,038
Value of self-generated in force business	**411**	550
	4,388	4,588
Investment in non-consolidated subsidiaries deducted from Total Capital comprises:		
Shareholders' net tangible assets in life and funds management businesses	**3,006**	2,924
Capital in other non-consolidated subsidiaries	**286**	122
Value of acquired in force business [1]	**1,152**	1,068
Less non-recourse debt	**(2,372)**	(2,373)
	2,072	1,741

[1] The increase in the value of acquired in force business principally relates to the acquisition of management rights of CFS Retail Property Trust.

Key Assumptions Used in Appraisal Values

The following key assumptions have been used by in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

As at 30 June 2003	**New Business Multiplier**	**Risk Discount Rate %**	**Value of Franking Credits %**
Life insurance entities			
Australia	**8**	**10.8**	**70**
New Zealand	**8**	**10.9**	**-**
Asia			
- Hong Kong	**8**	**11.5**	**-**
- Other	**various**	**various**	**-**
Funds management entities			
Australia	**n/a**	**11.9**	**70**

As at 30 June 2002	**New Business Multiplier**	**Risk Discount Rate %**	**Value of Franking Credits %**
Life insurance entities			
Australia	9	11.5	70
New Zealand	8	12.0	-
Asia			
- Hong Kong	10	HKD13.0 USD12.0	-
- Other	various	various	-
Funds management entities			
Australia	n/a	13.0	70

The movement in the risk discount rate is based on the change in the underlying risk free rate using a capital asset pricing model framework. This framework utilises the local 10-year government bond yield as the proxy for the risk free rate.

The movement in risk discount rates have been accompanied by broadly equivalent movements in assumed future investment returns.

NOTE 34 Life Insurance Business continued

Policy Liabilities

Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance businesses.

Components of policy liabilities:	2003 $M	2002 $M
Future policy benefits [1]	**27,426**	29,164
Future bonuses	**1,188**	1,493
Future expenses	**1,637**	2,259
Future profit margins	**1,420**	1,343
Future charges for acquisition expenses	**(916)**	(1,085)
Balance of future premiums	**(6,956)**	(7,330)
Provisions for bonuses not allocated to participating policyholders	**62**	73
Total policy liabilities	**23,861**	25,917

(1) Including bonuses credited to policyholders in prior years.

Taxation

Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

On 1 July 2000 a new tax regime for life insurance companies commenced in Australia. The primary effect of this regime is to tax profits that had previously not been subject to taxation. Allowance has been made in the appraisal values and policy liabilities of the life insurance businesses for the impact of the new tax requirements.

Actuarial Methods and Assumptions

Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 – Valuation Standard ('AS1.03') issued by the Life Insurance Actuarial Standards Board ('LIASB'). The principal methods and profit carriers used for particular product groups, are as follows:

Product Type	Method	Profit Carrier
Individual		
Conventional	Projection	Bonuses / dividends or expected claim payments
Investment account	Projection	Bonuses or asset charges
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Bonuses or annuity payment
Group		
Investment account	Projection	Bonuses or asset charges
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Claims
	Accumulation	Premiums (implied)
Income stream risk	Projection	Expected claim payments

NOTE 34 Life Insurance Business continued

The 'Projection Method' measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

The 'Accumulation Method' measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs are offset against this liability.

Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial Assumptions

Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions are also used in the determination of appraisal values.

Discount Rates

These are the rates used to discount further cash flows to determine their net present value in the policy liabilities. The discount rates are determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates, asset mix and reflect the new tax regime for Australian business.

	Discount Rates	
	June 2003	June 2002
Class of Business	**Rate Range %**	Rate Range %
Traditional – ordinary business (after tax)	**5.44 – 6.19**	6.21-6.96
Traditional – superannuation business (after tax)	**6.65 – 7.58**	7.58-8.52
Annuity business (after tax)	**5.46 – 6.67**	6.49-7.86
Term life insurance – ordinary business (after tax)	**3.16 – 3.85**	3.89-4.55
Term life insurance – superannuation business (after tax)	**3.16 – 3.85**	3.89-4.55
Disability business (before tax)	**5.50**	6.50
Investment linked – ordinary business (after tax)	**4.88 – 5.68**	5.89-6.45
Investment linked – superannuation business (after tax)	**6.33 – 6.84**	7.51-7.96
Investment linked – exempt (after tax)	**7.20 – 8.27**	8.52-9.13
Investment account – ordinary business (after tax)	**3.67**	4.41
Investment account – superannuation business (after tax)	**4.46**	5.36

Bonuses

The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and are assumed to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one off expenses. For participating business, expenses continue on the previous charging basis.

For other operations maintenance expense assumptions are based on an analysis of experience over the past year taking into account future business plans. 'One-off' expenses are excluded.

Investment management expenses

Investment management expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

The inflation assumption is consistent with the investment earning assumptions. There have been no significant changes to these assumptions.

Benefit indexation

The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

The taxation basis and rates assumed vary by territory and product type. For the Australian business it reflects the new regime for life insurance companies effective 1 July 2000.

Voluntary discontinuance

Discontinuance rates are based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

Current surrender value bases are assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

Unit prices are assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and Morbidity

Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.

NOTE 34 Life Insurance Business continued

Solvency

Australian Life Insurers

Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 'Solvency Standard' ('AS2.03') prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

Overseas life insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules.

Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Bank.

Disaggregated Information

Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are distinguished from each other and from the shareholders' funds. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds.

Notes to the financial statements

NOTE 35 Remuneration of Auditors

	GROUP		BANK	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Amounts paid or due and payable for audit services to:				
Ernst & Young	**6,634**	5,197	**2,555**	1,909
Other Auditors	**137**	100	**-**	-
	6,771	5,297	**2,555**	1,909
Amounts paid or due and payable for non-audit services to Ernst & Young:				
Audit related services	**752**	666	**571**	660
Taxation services	**325**	435	**170**	103
All other services				
Corporate finance services	**628**	578	**528**	155
Staff assistance services	**1,263**	1,551	**827**	1,551
Other services	**321**	921	**122**	685
	3,289	4,151	**2,218**	3,154
Total Remuneration of Auditors	**10,060**	9,448	**4,773**	5,063

The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and level of fees are compatible with maintaining auditors' independence.

Fees for audit services includes fees associated with statutory audit services, review of the Group's half year financial statements, audit of the Group's US Form 20-F, services in relation to statutory and regulatory requirements, and other services that only the external auditor can provide such as comfort letters on debt issues.

Audit related services fees principally include accounting and regulatory consultations, due diligence in connection with acquisitions and disposals and investigations and verification of internal control systems, and financial or regulatory information.

Taxation fees include income tax and GST compliance and related advice, and tax technology and related training.

All other fees principally include transaction support services related to potential and actual acquisition and disposition transactions, research and investigation of potential suppliers and provision of personnel to assist alleviate short term non-management resource or skill needs in areas not subject to audit.

Effective 27 May 2002, the majority of partners of the former Australian accounting practice Andersen became partners of Ernst & Young. A small number of these partners had loans with the Group on normal commercial terms. By virtue of Australian Securities and Investments Commission (ASIC) Class Order 02/0606 dated 24 May 2002 as amended, Ernst & Young were relieved from compliance with sections 324(1) and 324(2) of the Corporations Act 2001 until 13 December 2002. During its currency this Class Order required:

- The Bank to notify ASIC within 30 days of any event of default or enforcement action taken in respect of these loans;
- The Bank to notify ASIC within 7 days of the signing of the Auditors' Report whether, in the opinion of the Audit Committee, the Class Order has been complied with;
- Ernst & Young not assign any of these partners to the audit of the Bank or any controlled entity; and Ernst & Young to notify ASIC within 7 days of the signing of the Auditors' Report whether the audit has been influenced by these loans.

Ernst & Young were fully compliant with sections 324(1) and 324(2) of the Corporations Act 2001 prior to expiry of the Class Order on 13 December 2002.

NOTE 36 Commitments for Capital Expenditure Not Provided for in the Accounts

	GROUP		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Not later than one year	**48**	42	**23**	26
Later than one year but not later than two years	-	-	-	-
Later than two years but not later than five years	-	-	-	-
Later than five years	-	-	-	-
Total Commitments for Capital Expenditure Not Provided for in the Accounts	**48**	42	**23**	26

NOTE 37 Lease Commitments - Property, Plant and Equipment

	GROUP		BANK	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Commitments in respect of non cancellable operating lease agreements due -				
Not later than one year	**264**	274	**228**	220
Later than one year but not later than five years	**587**	642	**503**	508
Later than five years	**160**	200	**104**	124
Total Lease Commitments - Property, Plant and Equipment	**1,011**	1,116	**835**	852
Group's share of lease commitments of associated entities -				
Not later than one year	**27**	11		
Later than one year but not later than five years	**51**	26		
Later than five years	**1**	2		
Total Lease Commitments - Property, Plant and Equipment	**79**	39		

Lease Arrangements

Leases entered into by the Group are for the purpose of accommodating the business needs. Leases may be over retail, commercial, industrial and residential premises and reflect the needs of the occupying business and market conditions. All leases are negotiated using either internal or external professional property resources acting for the Group.

Rental payments are determined in terms of relevant lease requirements – usually reflecting market rentals.

The Group as lessee has no purchase options over premises occupied.

There are no restrictions imposed on the Group's lease of space other than those forming part of the negotiated lease arrangements for each specific premise.

NOTE 38 Contingent Liabilities

The Group is involved in a range of transactions that give rise to contingent and/or future liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit.

These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Bank policy, exposure to any of these transactions is not carried at a level that would have a material adverse effect on the financial condition of the Bank and its controlled entities.

Details of contingent liabilities and off balance sheet business (excluding Derivatives – Note 39) are:

				GROUP
		Face Value		Credit Equivalent
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Credit risk related instruments				
Guarantees	**2,075**	1,806	**2,075**	1,806
Standby letters of credit	**380**	464	**380**	464
Bill endorsements	**589**	1,073	**589**	1,073
Documentary letters of credit	**110**	134	**22**	27
Performance related contingents	**882**	1,023	**441**	511
Commitments to provide credit	**58,310**	47,652	**10,519**	13,012
Other commitments	**2,720**	1,168	**1,081**	1,095
Total credit risk related instruments	**65,066**	53,320	**15,107**	17,988

Guarantees represent unconditional undertakings by the Group to support the obligations of its customers to third parties.

Standby letters of credit are undertakings by the Group to pay, against production of documents, an obligation in the event of a default by a customer.

Bill endorsements relate to bills of exchange that have been endorsed by the Group and represent liabilities in the event of default by the acceptor and the drawer of the bill.

Documentary letters of credit represent an undertaking to pay or accept drafts drawn by an overseas supplier of goods against production of documents in the event of payment default by a customer.

Performance related contingents involve undertakings by the Group to pay third parties if a customer fails to fulfil a contractual non-monetary obligation.

Commitments to provide credit include all obligations on the part of the Group to provide credit facilities.

Other commitments include the Group's obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities.

The transactions are categorised and credit equivalents calculated under APRA guidelines for the risk based measurement of capital adequacy. The credit equivalent amounts are a measure of the potential loss to the Group in the event of non performance by counterparty.

The credit equivalent exposure from direct credit substitutes (guarantees, standby letters of credit and bill endorsements) is the face value of the transaction, whereas the credit equivalent exposure to documentary letters of credit and performance related contingents is 20% and 50% respectively of the face value. The exposure to commitments to provide credit is calculated by applying given credit conversion factors to the face value to reflect the duration, the nature and the certainty of the contractual undertaking to provide the facility.

Where the potential loss depends on the performance of a counterparty, the Group utilises the same credit policies and assessment criteria for off balance sheet business as it does for on balance sheet business and if it is deemed necessary, collateral is obtained based on management's credit evaluation of the counterparty. If a probable loss is identified, suitable provisions are raised.

Contingent Assets

The credit risk related contingent liabilities of $65,066 million (2002: $53,320 million) detailed above also represent contingent assets of the Group. Such commitments to provide credit may in the normal course convert to loans and other assets of the Group.

Litigation

Neither the Commonwealth Bank nor any of its controlled entities is engaged in any litigation or claim which is likely to have a materially adverse effect on the business, financial condition or operating results of the Commonwealth Bank or any of its controlled entities. Where some loss is probable an appropriate provision has been made.

NOTE 38 Contingent Liabilities continued

Indemnities under UK Sale Agreement

The Group has contingent liabilities that relate to indemnities given under an agreement for the sale of Colonial Life (UK) Ltd and Colonial Pension Fund Ltd to the Winterthur Group.

These indemnities cover potential claims that could arise from prior period mis-selling activities in the UK for pension and mortgage endowment products. Under the sales agreement the liabilities are shared between Winterthur and the Group on a pre-determined basis.

Fiduciary Activities

The Group and its associated entities conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager for numerous investment funds and trusts, including superannuation and approved deposit funds, wholesale and retail trusts. The amounts of funds concerned that are not reported in the Group's balance sheet are as follows:

	2003 $M	2002 $M
Funds under management		
Australia	**59,318**	60,234
United Kingdom	**6,908**	12,088
New Zealand	**3,812**	3,402
Asia	**1,369**	1,759
	71,407	77,483
Funds under trusteeship		
Australia	**28,223**	21,785
Funds under custody and investment administration		
Australia [(1)]	**57,777**	79,162

(1) The Group has agreed to novate a significant portion of this business after year end.

As an obligation arises under each type of duty the amount of funds has been included where that duty arises. This may lead to the same funds being shown more than once where Group companies are engaged to act in more than one capacity (e.g. as trustee and fund manager).

Certain entities within the Group act as responsible entity or trustee of various managed schemes ('schemes'), wholesale and retail trusts ('trusts'). Liabilities are incurred by these entities in their capacity as responsible entity or trustee. Rights of indemnity are held against the schemes and trusts whose assets exceeded their liabilities at 30 June 2003. Where entities within the Group act as manager of unit trusts, obligations exist under the relevant Trust Deeds, whereby upon request from a unit holder, the manager has an obligation to repurchase units from the trust or to arrange for the relevant trustee to redeem units from the assets of those trusts. It is considered unlikely that these entities will need to repurchase units from their own funds.

The Commonwealth Bank of Australia does not guarantee the performance or obligations of its subsidiaries.

Long Term Contracts

In 1997, the Bank entered into a ten year contract with an associated entity, EDS (Australia) Pty Ltd, relating to the provision of information technology services. In 2000, the Bank entered into a telecommunications services agreement with TCNZ Australia Pty Ltd for five years. The exact amounts of these contracts are unable to be reliably determined as they are dependent upon business volumes over the period of the contracts.

Liquidity support

In accordance with the regulations and procedures governing clearing arrangements contained within the Australian Paper Clearing Stream (Clearing Stream 1) and the Bulk Electronic Clearing Stream (Clearing Stream 2) of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of a failure to settle by a member institution.

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other executives of the Company and its controlled entities at 30 June 2003 was $10.6 million (2002: $11.4 million).

NOTE 39 Market Risk

The Bank in its daily operations is exposed to a number of market risks. A market risk is the risk of an event in the financial markets that results in a loss of earnings to or a loss of value of the Group, e.g. an adverse interest rate movement.

Under the authority of the Board of Directors, the Risk Committee of the Board ensures that all the market risk exposure is consistent with the business strategy and within risk tolerance of the Group. Regular market risk reports are tabled before the Risk Committee of the Board.

Within the Group, market risk is greatest in the balance sheets of the banking and insurance businesses. Market risk also arises in the course of its intermediation activities in financial services and in financial markets trading.

Market risk in the balance sheets

The Risk Committee of the Board recommends for Board approval, all balance sheet market risk policies and limits. Implementation of the policy is through the Group Asset and Liability Committee, with operational management delegated to the Group Executives of the associated business units.

For bank balance sheets, market risk includes liquidity risk, funding risk, interest rate risk and foreign exchange risk. On life and general insurance balance sheets, market risk is part of the principal means by which long term liabilities are managed. In this sense and in contrast to banking, market risk is structural for these businesses.

Liquidity risk

Balance sheet liquidity risk is the risk of being unable to meet financial obligations as they fall due. The Group manages liquidity requirements by currency and by geographical location of its operations. Subsidiaries are also included in the Group's liquidity policy framework. Liquidity policies are in place to manage liquidity in a day-to-day sense, and also under crisis assumptions.

Under current APRA Prudential Standards, each bank is required to develop a liquidity management strategy that is appropriate for itself, based on its size and nature of operations. The objectives of the Group's funding and liquidity policies are to:

- Ensure all financial obligations are met when due;
- Provide adequate protection, even under crisis scenarios, at lowest cost; and
- Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.

Funding risk

Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The Group has a policy of funding diversification. The funding policy augments the Group's liquidity policy with its aim to assure the Group has a stable diversified funding base without over-reliance on any one market sector.

Domestically, the Group continues to obtain the majority of its AUD funding from a stable retail deposit base which has a lower interest cost than wholesale funds. The retail funding percentage has risen from 66% in June 2002 to 67% in June 2003 due to the growth of "at call" savings. The relative size of the Group's retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. However, some of this benefit is offset by the cost of the Group's extensive retail network and the Group's large share (approximately 49%) of pensioner deeming accounts.

The cost of funds for Financial Year 2003, calculated as a percentage of interest exposure to average interest bearing liabilities, was 3.6% on a group basis consistent with the 3.6% on a group basis for Financial Year 2002.

The Group obtains a significant proportion of its funding for the domestic balance sheet from wholesale sources – approximately 22.7%, excluding Bank Acceptances. The cost of funds raised in the wholesale markets is affected by independently assessed credit ratings.

NOTE 39 Market Risk continued

A funding diversification policy is particularly important in offshore markets where the absence of any 'natural' offshore funding base means the Group is principally reliant on money market and capital market sources for funding. The Group has imposed internal prudential limits on the relative mix of offshore sources of funds.

The following table outlines the range of financial instruments used by the Group to raise deposits and borrowings, both within Australia and overseas. Funds are raised from well-diversified sources and there are no material concentrations in these categories.

Market Risk		GROUP
	2003	2002
	$M	$M
Australia		
Cheque accounts	**22,341**	22,921
Savings accounts	**32,411**	32,935
Term deposits	**32,398**	28,991
Cash management accounts	**18,756**	14,330
Debt issues	**19,577**	14,880
Bank acceptances	**13,122**	12,449
Certificates of deposit	**11,228**	15,832
Life insurance policy liabilities	**20,443**	22,662
Loan capital	**5,937**	5,336
Securities sold under agreements to repurchase	**3,231**	753
Other	**2,527**	2,888
Total Australia	**181,971**	173,977
Overseas		
Deposits and Interbank	**25,621**	22,014
Commercial paper	**258**	5,682
Life insurance policy liabilities	**3,418**	3,255
Other debt issues	**10,794**	3,013
Loan capital	**88**	91
Bank acceptances and other	**75**	68
Total Overseas	**40,254**	34,123
Total Funding Sources	**222,225**	208,100
Provisions and other liabilities	**20,734**	20,492
Total Liabilities	**242,959**	228,592

NOTE 39 Market Risk continued

Interest rate risk (Banking)

Interest rate risk in the bank balance sheet arises from the potential for a change in interest rates to have an adverse affect on the net interest earnings, in the current reporting period and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The objective is to manage the interest rate risk to achieve stable and sustainable net interest earnings in the long term.

The Bank measures and manages balance sheet interest rate risk from two perspectives:

(a) Next 12 months earnings

The risk to the net interest earnings over the next 12 months for a change in interest rates is measured on a monthly basis. Risk is measured assuming an immediate 1% parallel movement in interest rates across the whole yield curve as well as other interest rate scenarios with variations in size and timing of interest rate movements. Potential variations in net interest earnings are measured using a simulation model that takes into account the projected change in balance sheet asset and liability levels and mix. Assets and liabilities with pricing directly based on market rates are repriced based on the full extent of the rate shock that is applied. Risk on the other assets and liabilities (those priced at the discretion of the Bank) is measured by taking into account both the manner the products have repriced in the past as well as the expected change in price based on the current competitive market environment.

The figures in the table represent the potential change to net interest earnings during the year (expressed as a percentage of expected net interest earnings in the next 12 months) based on a 1% parallel rate shock and the expected change in price of assets and liabilities held for the purposes other than trading.

(expressed as a % of expected next 12 months' earnings)	**2003 %**	2002 %
Average monthly exposure	**1.3**	1.3
High month exposure	**2.1**	1.8
Low month exposure	**0.4**	0.7

(b) Economic value

Some of the Bank's assets and liabilities have interest rate risk that is not fully captured within a measure of risk to the next 12 months earnings. To measure this longer-term sensitivity, the Bank utilises an economic value-at-risk (VaR) analysis. This analysis measures the potential change in the net present value of cash flows of assets and liabilities. Cash flows for fixed rate products are included on a contractual basis, after adjustment for forecast prepayment activities. Cash flows for products repriced at the discretion of the Bank are based on the expected repricing characteristics of those products.

The total cash flows are revalued under a range of possible interest rate scenarios using the VaR methodology. The interest rate scenarios are based on actual interest rate movements that have occurred over 1 year and 5 year historical observation periods. The measured VaR exposure is an estimate to a 97.5% confidence level (one-tail) of the potential loss that could occur if the balance sheet positions were to be held unchanged for a one month holding period. For example, VaR exposure for $1 million means that in 97.5 cases out of 100, the expected net present value will not decrease by more than $1 million given the historical movement in interest rates.

The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of all existing assets and liabilities held for purposes other then trading.

	2003 $M	2002 $M
Exposure as at 30 June	**34**	16
Average monthly exposure	**24**	29
High month exposure	**64**	59
Low month exposure	**4**	9

A stress-test framework for interest rate risk augments the two risk management perspectives outlined above. The results of the stress tests are used to refine policy and limits where appropriate and are reported to the Group Asset and Liability Committee.

The following table represents the Bank's contractual interest rate sensitivity for repricing mismatches as at 30 June 2003 and corresponding weighted average effective interest rates. The net mismatch represents the net value of assets, liabilities and off balance sheet instruments that may be repriced in the time periods shown. All assets and liabilities are shown according to contractual repricing dates. Options are shown in the mismatch report using the delta equivalents of the option face values.

NOTE 39 Market Risk continued

Interest Rate Risk Sensitivity

	Repricing Period at 30 June 2003								
	Balance Sheet Total $M	0 to 1 month $M	1 to 3 months $M	3 to 6 months $M	6 to 12 months $M	1 to 5 years $M	over 5 years $M	Not Interest Bearing $M	Weighted Average Rate %
Australia									
Assets									
Cash and liquid assets	4,557	3,667	-	-	-	-	-	890	3.55
Receivables due from other financial institutions	3,325	1,266	1,070	753	36	-	-	200	1.41
Trading securities	6,334	6,334	-	-	-	-	-	-	4.64
Investment securities	4,341	82	521	36	499	2,720	467	16	5.38
Loans, advances and other receivables	137,424	80,485	7,167	8,482	14,772	25,336	2,370	(1,188)	6.32
Bank acceptances of customers	13,122	-	-	-	-	-	-	13,122	-
Life insurance investment assets	24,185	5,344	444	71	305	2,178	2,240	13,603	4.04
Deposits with regulatory authorities	-	-	-	-	-	-	-	-	-
Property, plant and equipment	628	-	-	-	-	-	-	628	-
Intangible assets	4,552	-	-	-	-	-	-	4,552	-
Other assets	21,966	-	-	-	-	-	-	21,966	-
Total Assets	220,434	97,178	9,202	9,342	15,612	30,234	5,077	53,789	4.79
Liabilities									
Deposits and other public borrowings	120,365	82,397	15,572	7,910	4,286	4,246	861	5,093	2.97
Payables due to other financial institutions	2,527	1,486	892	132	17	-	-	-	1.54
Bank acceptances	13,122	-	-	-	-	-	-	13,122	-
Provision for dividend	12	-	-	-	-	-	-	12	-
Income tax liability	850	-	-	-	-	-	-	850	-
Other provisions	777	-	-	-	-	-	-	777	-
Life insurance policy liabilities	20,443	-	-	-	-	-	-	20,443 [3]	-
Debt issues	19,576	4,452	6,378	1,458	1,152	4,949	1,187	-	5.50
Bills payable and other liabilities	16,867	-	-	-	-	-	-	16,867	-
Loan Capital	5,937	734	2,050	15	-	1,320	1,818	-	3.31
Total Liabilities	200,476	89,069	24,892	9,515	5,455	10,515	3,866	57,164	2.44
Shareholders' Equity									
Share capital	19,910	-	-	-	-	-	-	19,910	
Outside equity interests	1,936	-	-	-	-	-	-	1,936	
Total Shareholders' Equity	21,846	-	-	-	-	-	-	21,846	
Off Balance Sheet Items									
Swaps	[2]	(21,935)	8,186	623	39	7,673	5,414	-	[1]
FRAs	[2]	-	-	-	-	-	-	-	[1]
Futures	[2]	-	-	-	-	-	-	-	[1]
Net Mismatch	[2]	(13,826)	(7,504)	450	10,196	27,392	6,625	(25,221)	[1]
Cumulative Mismatch	[2]	(13,826)	(21,330)	(20,880)	(10,684)	16,708	23,333	(1,888)	[1]

[1] No rate applicable
[2] No balance sheet amount applicable.
[3] Technically, the life insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

NOTE 39 Market Risk continued

	Balance Sheet Total $M	0 to 1 month $M	1 to 3 months $M	3 to 6 months $M	6 to 12 months $M	1 to 5 years $M	over 5 years $M	Not Interest Bearing $M	Weighted Average Rate %
	Repricing Period at 30 June 2003								
Overseas									
Assets									
Cash and liquid assets	1,018	868	53	1	-	-	-	96	1.75
Receivables due from other financial institutions	3,741	1,424	2,145	79	-	84	-	9	4.32
Trading securities	4,101	495	1,519	448	237	1,064	308	30	4.31
Investment securities	6,695	626	1,816	1,252	458	2,146	397	-	6.26
Loans, advances and other receivables	22,923	9,155	1,972	2,390	3,687	5,273	483	(37)	7.36
Bank acceptances of customers	75	-	-	-	-	-	-	75	-
Life insurance investment assets	3,650	117	43	24	73	966	710	1,717	2.54
Deposits with regulatory authorities	23	8	-	-	-	-	-	15	2.06
Property, plant and equipment	193	-	-	-	-	-	-	193	-
Intangible assets	477	-	-	-	-	-	-	477	-
Other assets	1,780	-	-	-	-	-	-	1,780	-
Total Assets	44,676	12,693	7,548	4,194	4,455	9,533	1,898	4,355	5.72
Liabilities									
Deposits and other public borrowings	20,609	11,472	4,299	2,193	749	861	149	886	4.53
Payables due to other financial institutions	5,011	4,021	763	159	68	-	-	-	3.12
Bank acceptances	75	-	-	-	-	-	-	75	-
Provision for dividend	-	-	-	-	-	-	-	-	-
Income tax liability	26	-	-	-	-	-	-	26	-
Other provisions	42	-	-	-	-	-	-	42	-
Life insurance policy liabilities	3,418	-	-	-	-	-	-	3,418	-
Debt issues	11,053	1,050	7,987	331	76	1,470	139	-	2.01
Bills payable and other liabilities	2,160	-	-	-	-	-	-	2,160	-
Loan Capital	88	-	88	-	-	-	-	-	8.13
Total Liabilities	42,482	16,543	13,137	2,683	893	2,331	288	6,607	3.11
Shareholders' Equity									
Share capital	114	-	-	-	-	-	-	114	
Outside equity interests	192	-	-	-	-	-	-	192	
Total Shareholders' Equity	306	-	-	-	-	-	-	306	
Off Balance Sheet Items									
Swaps	(2)	579	4,065	405	(2,495)	(2,349)	(205)	-	(1)
Options	(2)	368	(562)	392	(445)	247	-	-	(1)
FRAs	(2)	514	101	(550)	(109)	44	-	-	(1)
Futures	(2)	(1,827)	(3,260)	(305)	(1,016)	4,991	1,417	-	(1)
Net Mismatch	(2)	(4,216)	(5,245)	1,453	(503)	10,135	2,822	(2,558)	(1)
Cumulative Mismatch	(2)	(4,216)	(9,461)	(8,008)	(8,511)	1,624	4,446	1,888	(1)

(1) No rate applicable.
(2) *No balance sheet amount applicable.*

As noted above the cumulative mismatch reflects contractual repricing periods. The balance sheet is managed based on assessments of expected pricing behaviour having regard to historical trends and competitive positioning.

The Group has a significant portfolio of loans with fixed interest rates maturing in the one to five years repricing period. Funding is principally raised from retail deposits with at call variable interest rates. The interest rate risk exposure is managed in accordance with the principles outlined above in this note.

NOTE 39 Market Risk continued

	Repricing Period at 30 June 2002								
	Balance Sheet Total $M	0 to 1 month $M	1 to 3 months $M	3 to 6 months $M	6 to 12 months $M	1 to 5 years $M	over 5 years $M	Not Interest Bearing $M	Weighted Average Rate %
Australia									
Assets									
Cash and liquid assets	5,426	4,105	-	-	-	-	-	1,321	2.61
Receivables due from other financial institutions	4,333	3,491	547	295	-	-	-	-	2.46
Trading securities	5,865	5,865	-	-	-	-	-	-	3.61
Investment securities	4,069	202	353	110	60	2,288	1,042	14	6.26
Loans, advances and other receivables	126,330	64,273	11,551	8,980	15,289	25,366	2,175	(1,304)	6.82
Bank acceptances of customers	12,449	-	-	-	-	-	-	12,449	-
Life insurance investment assets	26,102	5,174	539	407	218	3,390	2,790	13,584	5.82
Deposits with regulatory authorities	-	-	-	-	-	-	-	-	-
Property, plant and equipment	656	-	-	-	-	-	-	656	-
Goodwill	4,866	-	-	-	-	-	-	4,866	-
Other assets	18,577	-	-	-	-	-	-	18,577	-
Total Assets	208,673	83,110	12,990	9,792	15,567	31,044	6,007	50,163	6.38
Liabilities									
Deposits and other public borrowings	115,497	77,414	10,110	9,114	3,880	7,458	1,495	6,026	2.61
Payables due to other financial institutions	3,153	1,965	1,105	20	1	12	50	-	2.40
Bank acceptances	12,449	-	-	-	-	-	-	12,449	-
Provision for dividend	1,040	-	-	-	-	-	-	1,040	-
Income tax liability	1,235	-	-	-	-	-	-	1,235	-
Other provisions	787	-	-	-	-	-	-	787	-
Life insurance policy liabilities	22,363	-	-	-	-	-	-	22,363 (3)	-
Debt issues	14,820	2,134	2,920	545	2,404	6,469	348	-	4.67
Bills payable and other liabilities	14,508	-	-	-	-	-	-	14,508	-
Loan Capital	5,337	227	1,872	543	-	927	1,768	-	4.18
Total Liabilities	191,189	81,740	16,007	10,222	6,285	14,866	3,661	58,408	2.89
Shareholders' Equity									
Share capital	12,659	-	-	-	-	-	-	12,659	
Outside equity interests	2,009	-	-	-	-	-	-	2,009	
Total Shareholders' Equity	14,668	-	-	-	-	-	-	14,668	
Off Balance Sheet Items									
Swaps	(2)	(13,383)	(3,048)	3,877	2,420	8,246	1,888	-	(1)
FRAs	(2)	-	-	-	-	-	-	-	(1)
Futures	(2)	-	-	-	-	-	-	-	(1)
Net Mismatch	(2)	(12,013)	(6,065)	3,447	11,702	24,424	4,234	(22,913)	(1)
Cumulative Mismatch	(2)	(12,013)	(18,078)	(14,631)	(2,929)	21,495	25,729	2,816	(1)

(1) No rate applicable.
(2) No balance sheet amount applicable.
(3) Technically, the life insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

Notes to the financial statements

NOTE 39 Market Risk continued

As noted above the cumulative mismatch reflects contractual repricing periods. The balance sheet is managed based on assessments of expected pricing behaviour having regard to historical trends and competitive positioning.

The Group has a significant portfolio of loans with fixed interest rates maturing in the one to five years repricing period. Funding is principally raised from retail deposits with at call variable interest rates. The interest rate risk exposure is managed in accordance with the principles outlined above in this note.

	Repricing Period at 30 June 2002								
	Balance Sheet Total $M	0 to 1 month $M	1 to 3 months $M	3 to 6 months $M	6 to 12 months $M	1 to 5 years $M	over 5 years $M	Not Interest Bearing $M	Weighted Average Rate %
Overseas									
Assets									
Cash and liquid assets	618	506	-	-	-	-	-	112	2.38
Receivables due from other financial institutions	3,395	2,033	107	310	58	520	303	64	5.97
Trading securities	2,524	489	1,372	185	80	153	168	77	5.12
Investment securities	6,697	851	1,562	1,057	142	2,370	715	-	4.36
Loans, advances and other receivables	20,744	8,481	2,095	1,548	3,461	4,748	463	(52)	6.95
Bank acceptances of customers	68	-	-	-	-	-	-	68	-
Life insurance investment assets	4,007	778	-	31	128	457	451	2,162	2.76
Deposits with regulatory authorities	89	-	-	-	-	-	-	89	-
Property, plant and equipment	206	-	-	-	-	-	-	206	-
Goodwill	525	-	-	-	-	-	-	525	-
Other assets	2,102	-	-	-	-	-	-	2,102	-
Total Assets	40,975	13,138	5,136	3,131	3,869	8,248	2,100	5,353	5.95
Liabilities									
Deposits and other public borrowings	17,303	10,034	3,536	1,688	827	413	-	805	4.24
Payables due to other financial institutions	4,711	3,821	756	53	81	-	-	-	2.80
Bank acceptances	68	-	-	-	-	-	-	68	-
Provision for dividend	-	-	-	-	-	-	-	-	-
Income tax liability	41	-	-	-	-	-	-	41	-
Other provisions	47	-	-	-	-	-	-	47	
Life insurance policy liabilities	3,554	-	-	-	-	-	-	3,554	-
Debt issues	8,755	284	6,583	913	371	221	344	39	3.70
Bills payable and other liabilities	2,834	-	-	-	-	-	-	2,834	-
Loan Capital	90	-	-	-	-	90	-	-	7.87
Total Liabilities	37,403	14,139	10,875	2,654	1,279	724	344	7,388	3.87
Shareholders' Equity									
Share capital	6,371	-	-	-	-	-	-	6,371	-
Outside equity interests	17	-	-	-	-	-	-	17	-
Total Shareholders' Equity	6,388	-	-	-	-	-	-	6,388	-
Off Balance Sheet Items									
Options	(2)	1,252	3,930	1,325	(1,590)	(4,390)	(527)	-	(1)
Swaps	(2)	-	271	-	-	(271)	-	-	(1)
FRAs	(2)	(437)	(653)	805	285	-	-	-	(1)
Futures	(2)	-	300	(213)	90	(177)	-	-	(1)
Net Mismatch	(2)	(186)	(1,891)	2,394	1,375	2,686	1,229	(8,423)	(1)
Cumulative Mismatch	(2)	(186)	(2,077)	317	1,692	4,378	5,607	(2,816)	(1)

(1) No rate applicable.
(2) No balance sheet amount applicable.

NOTE 39 Market Risk continued

As at 30 June	Exchange Rate Related Contracts		Interest Rate Related Contracts		Total	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Within 6 months	**2**	(258)	**(11)**	123	**(9)**	(135)
Within 6 months - 1 year	**(3)**	(25)	**6**	2	**3**	(23)
Within 1-2 years	**1**	(199)	**17**	(38)	**18**	(237)
Within 2-5 years	**189**	94	**13**	(47)	**202**	47
After 5 years	**(8)**	123	**143**	(157)	**135**	(34)
Net deferred gain (loss)	**181**	(265)	**168**	(117)	**349**	(382)

Foreign exchange risk

Foreign exchange risk is the risk to earnings and value caused by a change in foreign exchange rates. The Bank hedges all balance sheet foreign exchange risks except for long term investments in offshore subsidiaries.

Net deferred gains and losses

Net deferred unrealised gains and losses arising from derivative hedging contracts entered into in order to manage risk arising from assets, liabilities, commitments of anticipated future transactions, together with the expected term of deferral are shown below.

Net deferred gains and losses are only in respect of derivatives and must be considered in the context of the total interest rate and foreign exchange rate risk of the balance sheet. The deferred gains and losses on both derivatives and on balance sheet assets and liabilities are included in the economic VaR measure outline above.

Additionally, there is $4 million of net deferred gains on derivatives (2002: $12 million net deferred losses) used to hedge equity risk on investments disclosed within Note 11.

Market risk in financial services

Market risk in the life insurance business arises from mismatches between assets and liabilities guaranteed returns offered on some classes of policy (which may not be capable of being hedged through matching assets), adverse movements in market prices affecting fee income on investment-linked policies and from returns obtained from investing the shareholders capital held in each life company. Shareholders funds in the life insurance business are on average invested 50% in income assets (cash and fixed interest) and 50% in growth assets (shares and property) with the asset mix varying from company to company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the shareholder at undue risk.

Market risk in the fund management business is the risk of an adverse movement in market prices, which leads to a reduction in the amount of funds under management and a consequent reduction of fee income.

Market Risk in Financial Markets Trading

The Group's policy is that exposure to market risk from trading activities is managed by Institutional and Business Services. The Group trades and distributes financial markets products and provides risk management services to clients on a global basis.

The objectives of the Group's financial markets activities are to:

- Provide risk management products and services to customers;
- Manage the Group's own market risks; and
- Conduct controlled trading in pursuit of profit, leveraging off the Bank's market presence and expertise.

The Group maintains access to markets by quoting bid and offer prices with other market makers and carries an inventory of treasury and capital market instruments, including a broad range of securities and derivatives.

In foreign exchange, the Group is a participant in all major currencies and is a major participant in the Australian dollar market, providing services for central banks, institutional, corporate and retail customers. Positions are also taken in the interest rate, debt, equity and commodity markets based on views of future market movements. Trading securities are further detailed in Note 10 of the financial statements.

Income is earned from spreads achieved through market making and from taking market risk. All trading positions are valued and taken to profit and loss on a mark to market basis. Trading profits also take account of interest, dividends and funding costs relating to trading activities. Market liquidity risk is controlled by concentrating trading activity in highly liquid markets.

Note 2 of the financial statements details Financial Markets Trading Income contribution of $502 million (2002: $489 million) to the income of the Group. The contribution is significant and provides important diversification benefits to the Group.

Residual Value Risk on Operating Leases

The Bank provides operating leases to customers on equipment such as motor vehicles, computers and industrial equipment. Residual value risk is the risk that the amount recouped by selling the equipment at lease expiry will be less than the residual value of the lease. In managing this risk the Bank utilises industry experts to ensure that the residual value of equipment is prudently estimated at the start of the lease and the Bank realises the maximum value of the equipment at lease expiry.

NOTE 39 Market Risk continued

Derivative contracts

The following table details the Group's outstanding derivative contracts as at the end of the year.

Each derivative type is split between those held for 'Trading' purposes and those for 'Other than Trading' purposes. Derivatives classified as 'Other than Trading' are transactions entered into in order to manage the risks arising from non-traded assets, liabilities and commitments in Australia and offshore centres.

The 'Face Value' is the notional or contractual amount of the derivatives. This amount is not necessarily exchanged and predominantly acts as reference value upon which interest payments and net settlements can be calculated and on which revaluation is based.

The 'Credit Equivalent' is calculated using a standard APRA formula and is disclosed for each product class. This amount is a measure of the on balance sheet loan equivalent of the derivative contracts, which includes a specified percentage of the face value of each contract plus the market value of all contracts with an unrealised gain at balance date. The Credit Equivalent does not take into account any benefits of netting exposures to individual counterparties.

The accounting policy for derivative financial instruments is set out in Note 1(ff).

				GROUP
		Face Value		**Credit Equivalent**
	2003 $M	2002 $M	**2003 $M**	2002 $M
Derivatives				
Exchange rate related contracts				
Forwards				
Trading	**147,998**	132,200	**4,201**	4,435
Other than trading	**5,329**	5,146	**291**	124
Total Forwards	**153,327**	137,346	**4,492**	4,559
Swaps				
Trading	**47,821**	44,084	**3,787**	3,061
Other than trading	**19,737**	14,612	**1,569**	953
Total Swaps	**67,558**	58,696	**5,356**	4,014
Futures				
Trading	**-**	293	**-**	-
Other than trading	**-**	-	**-**	-
Total Futures	**-**	293	**-**	-
Options purchased and sold				
Trading	**35,310**	77,641	**1,234**	1,334
Other than trading	**1,121**	277	**27**	5
Total Options purchased and sold	**36,431**	77,918	**1,261**	1,339
Total *exchange rate related contracts*	**257,316**	274,253	**11,109**	9,912
Interest rate related contracts				
Forwards				
Trading	**33,398**	31,055	**4**	6
Other than trading	**2,292**	8,983	**37**	2
Total Forwards	**35,690**	40,038	**41**	8
Swaps				
Trading	**126,312**	128,983	**3,737**	2,150
Other than trading	**129,086**	118,880	**2,342**	1,372
Total Swaps	**255,398**	247,863	**6,079**	3,522
Futures				
Trading	**31,409**	79,173	**18**	-
Other than trading	**-**	1,563	**-**	-
Total Futures	**31,409**	80,736	**18**	-
Options purchased and sold				
Trading	**14,028**	18,241	**152**	76
Other than trading	**5,602**	-	**28**	-
Total Options purchased and sold	**19,630**	18,241	**180**	76
Total interest rate related contracts	**342,127**	386,878	**6,318**	3,606
Equity risk related contracts				
Swaps				
Other than trading	**355**	278	**29**	-
Options	**-**	-	**-**	-
Trading	**247**	-	**55**	-
Total equity risk related contracts	**602**	278	**84**	-
Total derivatives exposures	**600,045**	661,409	**17,511**	13,518

NOTE 39 Market Risk continued

The fair or market value of trading derivative contracts, disaggregated into gross unrealised gains and gross unrealised losses, are shown below. In line with the Group's accounting policy, these unrealised gains and losses are recognised immediately in profit and loss, and together with net realised gains on trading derivatives and realised and unrealised gains and losses on trading securities are reported within trading income under foreign exchange earnings or other financial instruments (refer Note 2). In aggregate, derivatives trading was profitable for the Group during the year.

	Fair Value		Average Fair Value	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
Exchange rate related contracts				
Forward contracts:				
Gross unrealised gains	**4,753**	3,590	**3,198**	2,996
Gross unrealised losses	**(4,922)**	(3,451)	**(3,245)**	(2,197)
	(169)	139	**(47)**	799
Swaps:				
Gross unrealised gains	**3,599**	2,765	**2,996**	2,619
Gross unrealised losses	**(2,390)**	(2,288)	**(2,078)**	(2,408)
	1,209	477	**918**	211
Futures:				
Gross unrealised gains	**2**	-	**-**	-
Gross unrealised losses	**-**	-	**-**	-
	2	-	**-**	-
Options purchased and sold:				
Gross unrealised gains	**832**	826	**783**	564
Gross unrealised losses	**(1,138)**	(903)	**(920)**	(517)
	(306)	(77)	**(137)**	47
Net Unrealised Gains on Exchange Rate Related contracts	**736**	539	**734**	1,057
Interest rate related contracts				
Forward contracts:				
Gross unrealised gains	**4**	9	**7**	14
Gross unrealised losses	**(4)**	(8)	**(7)**	(13)
	-	1	**-**	1
Swaps:				
Gross unrealised gains	**4,444**	3,049	**4,301**	3,408
Gross unrealised losses	**(4,911)**	(3,468)	**(4,799)**	(3,891)
	(467)	(419)	**(498)**	(483)
Futures:				
Gross unrealised gains	**15**	24	**33**	28
Gross unrealised losses	**(18)**	(35)	**(23)**	(35)
	(3)	(11)	**10**	(7)
Options purchased and sold:				
Gross unrealised gains	**258**	73	**223**	92
Gross unrealised losses	**(145)**	(73)	**(146)**	(75)
	113	-	**77**	17
Net Unrealised Losses on Interest Rate Related contracts	**(357)**	(429)	**(411)**	(473)
Net Unrealised Gains on Trading Derivative Contracts	**379**	110	**323**	584

In accordance with the accounting policy set out in Note 1(ff) the above trading derivative contract revaluations have been presented on a gross basis on the balance sheet.

Unrealised gains on trading derivatives (Note 21)	**13,907**	10,336
Unrealised losses on trading derivatives (Note 27)	**13,528**	10,226
Net unrealised gains on trading derivatives	**379**	110

NOTE 40 Superannuation Commitments

The Group sponsors a range of superannuation plans for its employees worldwide. Details of major defined benefit plans with assets in excess of $10 million are:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Review of the Fund
Officers' Superannuation Fund (OSF)	Defined Benefits and Accumulation	Indexed pensions and lump sums	30 June 2000
The Colonial Group Staff Superannuation Scheme (CGSSS)	Defined Benefits and Accumulation	Indexed pensions and lump sums	30 June 2001
Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS)	Defined Benefits and Accumulation	Indexed pensions and lump sums	1 May 2002
Colonial UK Staff Pension Scheme (CUKSPS)	Defined Benefits	Indexed pensions and lump sums	5 April 2002
Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS)	Defined Benefits	Indexed pensions and lump sums	1 September 2001

Financial Details of Defined Benefits Plans

Prior to the financial year ending 30 June 2003, the Bank prepared the following disclosures using values extracted from financial statements and actuarial assessments of each plan which have been prepared in accordance with relevant accounting and actuarial standards and practices. To maintain consistency in values, the Bank updates these values after each actuarial assessment of the fund (when the present value of accrued benefits would be calculated).

In view of market volatility, commencing with the financial year ending 30 June 2003, the Bank will update the following values annually using most recently available information (including values obtained from unaudited fund financial statements).

	OSF (1)	CGSSS (1)	CBA (UK) SBS (2)	CUKSPS (2)	SI&CRBS (3)	Total
	$M	$M	$M	$M	$M	$M
Net Market Value of Assets(4)	4,748	351	81	243	23	**5,446**
Present Value of Accrued Benefits(5)	3,650	260	63	288	40	**4,301**
Difference between Net Market of Assets and Present Value of Accrued Benefits	1,098	91	18	(45)	(17)	**1,145**
Difference as a percentage of plan assets	23%	26%	22%	(19%)	(74%)	**21%**
Value of Vested Benefits(5)	3,650	252	56	253	29	**4,240**

(1) The values for the OSF and CGSSS were the fund actuary's estimates as at 31 March 2003.
(2) The values for the CBA(UK)SBS and CUKSPS were the fund actuary's estimates as at 31 May 2003.
(3) The values for the SI&CRBS were the fund actuary's estimates as at 30 June 2003.
(4) These values have been extracted from the latest available fund financial statements (which are unaudited).
(5) The Present Value of Accrued Benefits and Value of Vested Benefits for the OSF and CGSSS have been calculated in accordance with the Australian Accounting Standards AAS 25. For CBA(UK)SBS, CUKSPS and SI&CRBS, the Present Value of Accrued Benefits and Value of Vested Benefits have been calculated in accordance with relevant UK actuarial standards and practices.

Contributions

For the plans listed in the above table, entities of the Group contribute to the respective plans in accordance with the Trust Deeds following the receipt of actuarial advice.

With the exception of contributions corresponding to salary sacrifice benefits, the Bank ceased contributions to the OSF from 8 July 1994. Further, the Bank ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997.

An actuarial assessment of the OSF, as at 30 June 2000 was completed during the year ended 30 June 2001. In line with the actuarial advice contained in the assessment, the Bank does not intend to make contributions to the OSF until after consideration of the next actuarial assessment of the OSF as at 30 June 2003.

No employer contributions were made to the CGSSS during the year and the Bank does not intend to make contributions to the CGSSS until after consideration of the next actuarial assessment of CGSSS. Further, contributions ceased to CGSSS relating to salary sacrifice benefits from 1 July 1999.

NOTE 40 Superannuation Commitments continued

The Bank has been making contributions to the CUKSPS and SI&CRBS following receipt of the actuarial assessments of these funds.

Events Subsequent to Balance Date

On 31 July 2003, the Colonial UK Staff Pension Scheme (CUKSPS) and Stewart Ivory & Company Limited Retirement Benefits Scheme (SI&CRBS) were terminated and each plan's assets, liabilities, member contributions and benefit arrangements transferred to the Commonwealth Bank of Australia (UK) Staff Benefits Scheme (CBA(UK)SBS).

Since 31 July 2003, the Bank has continued to make its contributions in respect of former members of CUKSPS and SI&CRBS.

An actuarial review of the merged fund is currently in progress and the Bank will amend its contributions to the merged fund in accordance with the Trust Deed following consideration of the results of this actuarial review.

Notes to the financial statements

NOTE 41 Controlled Entities

Entity Name	Extent of Beneficial Interest if not 100%	Incorporated in
AUSTRALIA		
(a) Banking		
Commonwealth Bank of Australia		Australia
Controlled Entities:		
Commonwealth Development Bank of Australia Limited		Australia
CBA Investments Limited		Australia
CBA Specialised Financing Limited		Australia
Share Investments Pty Limited		Australia
CBA Investments (No.2) Pty Limited		Australia
CBA International Finance Pty Limited		Australia
CBCL Australia Limited		Australia
CBFC Limited		Australia
Collateral Leasing Pty Limited		Australia
Commonwealth Securities Limited		Australia
Homepath Pty Limited		Australia
Chullora Equity Investments (No.2) Pty Limited *		Australia
Chullora Equity Investments (No.3) Pty Limited *		Australia
Commonwealth Insurance Limited		Australia
Commonwealth Investments Pty Limited *		Australia
Commonwealth Property Limited		Australia
Infravest (No. 2) Limited		Australia
Commonwealth Fleet Lease Pty Limited		Australia
Retail Investor Pty Limited		Australia
Sparad (no. 24) Pty Limited		Australia
Colonial Employee Share Plan Limited		Australia
Colonial Finance Limited		Australia
Colonial Financial Services Pty Limited		Australia
CST Securitisation Management Limited		Australia
Emerald Holding Company Limited		Australia
TD Waterhouse Holdings (Aust) Pty Limited **		Australia
(b) Life Insurance and Funds Management		
Commonwealth Custodial Services Limited		Australia
Commonwealth Insurance Holdings Limited		Australia
Commonwealth Life Limited		Australia
CLL Investments Limited		Australia
CIF (Hazelwood) Pty Limited		Australia
Commonwealth Investment Services Limited Group		
Commonwealth Investment Services Limited		Australia
Commonwealth Managed Investments Limited		Australia
CISL (Hazelwood) Pty Limited		Australia
Commonwealth Funds Management Limited Group		
Commonwealth Funds Management Limited		Australia
CFM (ADF) Limited		Australia
CFML Nominees Pty Limited		Australia
CMG Asia Pty Limited		Australia
CMG First State Investment Managers (Asia) Limited		Australia
Colonial AFS Services Pty Limited		Australia
Colonial Financial Corporation Limited		Australia
Colonial First State Group Limited		Australia
Avanteos Pty Limited **		Australia
Colonial First State Property Limited		Australia
Colonial First Statutory Funds Management Limited		Australia
CFS Managed Property Limited		Australia
Colonial Holding Company Pty Limited		Australia
Colonial Holding Company (No.2) Pty Limited		Australia
Colonial Financial Management Limited		Australia
Colonial Insurance Services Pty Limited		Australia
Colonial International Holdings Pty Limited		Australia
Colonial Investments Holding Pty Limited		Australia
Colonial Investment Services Limited		Australia
Colonial LGA Holdings Limited		Australia
Colonial Mutual Funds Limited		Australia
The Colonial Mutual Life Assurance Society Limited		Australia

NOTE 41 Controlled Entities continued

Entity Name	Extent of Beneficial Interest if not 100%	Incorporated in
(b) Life Insurance and Funds Management continued		
Colonial Mutual Superannuation Pty Limited		Australia
Colonial PCA Holdings Pty Limited		Australia
Colonial PCA Services Limited		Australia
Colonial Portfolio Services Limited		*Australia*
Colonial Services Pty Limited		Australia
Jacques Martin Pty Limited		Australia
NEW ZEALAND		
(a) Banking		
ASB Group Limited		New Zealand
ASB Holdings Limited		New Zealand
ASB Bank Limited		New Zealand
ASB Finance Limited		New Zealand
ASB Management Services Limited		New Zealand
ASB Properties Limited		New Zealand
ASB Superannuation Nominees Limited		New Zealand
CBA Funding (NZ) Limited		New Zealand
(b) Life Insurance and Funds Management		
ASB Group Limited		New Zealand
ASB Life Limited		New Zealand
Sovereign Limited		New Zealand
Colonial First State Investment Managers (NZ) Limited		New Zealand
Colonial First State Investments (NZ) Limited		New Zealand
ASB Group (Life) Limited		New Zealand
Kiwi Income Properties Limited		New Zealand
Kiwi Property Management Limited		New Zealand
Sovereign Life NZ Limited		New Zealand
Sovereign Services Corporation New Zealand Limited		New Zealand
OTHER OVERSEAS		
(a) Banking		
CBA Asia Limited		Singapore
CBA (Europe) Finance Limited		United Kingdom
CBA (Delaware) Finance Incorporated		USA
CTB Australia Limited		Hong Kong
Senator House Investments (UK) Limited [(1)]		United Kingdom
Commonwealth Securities (Japan) Pty Limited		Japan
SBV Asia Limited		Hong Kong
National Bank of Fiji Limited	51	Fiji
PT Bank Commonwealth		Indonesia
(b) Life Insurance and Funds Management		
CMG Asia Life Holdings Limited		Bermuda
CMG Asia Limited		Bermuda
CMG Asia Pensions and Retirements Limited		Hong Kong
CMG First State Investments (Hong Kong) Limited		Hong Kong
CMG First State Singapore Limited		Singapore
Colonial Fiji Life Limited		Fiji
Colonial First State International Assets Limited		United Kingdom
Colonial First State Investments (Fiji) Limited		Fiji
Colonial First State Investment Managers (UK) Limited		United Kingdom
Colonial Healthcare (Fiji) Limited		Fiji
Colonial Services (Fiji) Limited		Fiji
Colonial First State UK Holdings Limited		United Kingdom
Waterloo & Victoria Limited		Cayman Islands

Non-operating and minor operating controlled entities and investment vehicles holding policyholder assets are excluded from the above list.

(1) Wholly owned subsidiary of CBA International Finance Pty Limited.
* Small proprietory companies not requiring audit.
** Companies purchased during the year.

Notes to the financial statements

NOTE 42 Investments in Associated Entities and Joint Ventures

	GROUP 2003 $M	2002 $M	Extent of Ownership Interest %	Principal Activities	Balance Date
EDS (Australia) Pty Limited	**225**	238	35	Information Technology Services	31 December
Computer Fleet Management	**-**	1	50	Desktop IT Lease Management	30 June
Cyberlynx Procurement Services	**-**	-	30	Procurement Services	30 June
PT Astra CMG Life	**12**	10	50	Life insurance - Indonesia	31 December
Allday Enterprises Ltd	**1**	-	30	Financial Services	31 December
China Life CMG Life Assurance Company Limited	**36**	36	49	Life insurance - China	31 December
Bao Minh CMG Life Insurance Company	**12**	7	50	Life insurance - Vietnam	31 December
CMG Mahon (China) Investment Management Limited	**-**	-	50	Direct investment in China	30 June
Mahon and Associates Limited	**-**	-	50	Investment Management	30 June
CMG CH China Funds Management Limited	**1**	1	50	Investment Management	31 March
Avanteos Pty Ltd [1]	**-**	20	100	Technology and Development	31 December
Colonial First State Private Ltd	**-**	-	50	Investment Management	30 June
Total	**287**	313			

[1] Ownership interest increased from 50% as at 30 June 2002 to 100% on 3 March 2003.

The Group also holds investments in the Colonial First State Property Trust Group and Colonial Mastertrust Wholesale equity funds (including the Fixed Interest, Australian Share, International Share, Property Securities, Capital Stable, Balanced and Diversified Growth funds) through controlled life insurance entities, which are not accounted for under the equity accounting method. Instead, the market values for these investments are calculated at balance date and are brought to account at this value in compliance with the requirements of AASB 1038: Life Insurance Business. These investments are classified as property or equity investments and are not material components of these asset categories.

	GROUP 2003 $M	2002 $M
Share of associates' profits (losses) after notional goodwill amortisation		
Operating profits (losses) before income tax	**1**	(2)
Income tax expense	**-**	1
Operating profits (losses) after income tax	**1**	(1)
Carrying amount of investments in associated entities		
Opening balance	**313**	400
New investments	**6**	8
Disposals / transfers	**(21)**	(85)
Writedown value of investments	**(9)**	(9)
Fair value adjustments	**(3)**	-
Share of associates' profits (losses)	**1**	(1)
Closing Balance	**287**	313

NOTE 43 Standby Arrangements and Unused Credit Facilities

(of controlled entities that are borrowing corporations)

	2003 $M Available	2003 $M Unused	GROUP 2002 $M Available	GROUP 2002 $M Unused
Financing arrangements accessible				
Bank overdraft	**72**	**23**	51	19
Revolving credit	**-**	**-**	-	-
Other	**-**	**-**	-	-
	72	**23**	51	19

NOTE 44 Related Party Disclosures

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, under an ASIC Order No. 98/110 dated 10 July 1998, from making disclosures of any loan made, guaranteed or secured by a bank to related parties (other than directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business and either on an arm's length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity (if any). The exemption does not cover transactions that relate to the supply of goods and services to a bank, other than financial assets or services.

The Class Order does not apply to a loan or financial instrument transaction which any director of the relevant entity should reasonably be aware that if not disclosed would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the Bank must lodge a statutory declaration, signed by two directors, with the Australian Securities and Investments Commission accompanying the annual report. The declaration provides confirmation that the bank has systems of internal control and procedures to provide assurance that any financial instrument transactions of a bank which are not entered into on an arm's length basis are drawn to the attention of the Directors so that they may be disclosed.

Directors

The name of each person holding the position of Director of the Commonwealth Bank during the financial year is:

J T Ralph, AC (Chairman)
J M Schubert (Deputy Chairman)
D V Murray (Managing Director)
N R Adler, AO
R J Clairs, AO
A B Daniels, OAM
C R Galbraith, AM
S C Kay
W G Kent, AO
F D Ryan
F J Swan
B K Ward

Details of remuneration received or due and receivable by Directors are set out in Note 45.

Loans to Directors

Loans are made to Directors in the ordinary course of business of the Bank and on an arm's length basis. Loans to Executive Directors have been made on normal commercial terms and conditions.

Under the Australian Securities and Investments Commission Class Order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

- The Bank to its Directors;
- Banks which are controlled entities to their Directors; and
- Non bank controlled entities to Directors (and their related parties) of those entities.

The aggregate amount of such loans outstanding at 30 June 2003 was:

- $50,000 to Directors of the Bank (Mr F D Ryan) (2002: $50,000); and
- $3,348,236 to Directors of related entities (2002: $2,735,036).

The aggregate amount of such loans received and repayments made was:

	Loans Received		Repayments Made	
	2003	2002	**2003**	2002
	$	$	**$**	$
Directors of the CBA				
Normal terms and conditions	**-**	-	**-**	-
Directors of related entities				
Normal terms and conditions [1]	**1,691,375**	1,055,843	**431,123**	601,331

[1] Directors: G J Judd, G H Burrett, J M R Syme, C Seddon, M Hunter, R G Wilkie, C B Millett, S Swanson, M D Widjaja, S Vuetaki, C Kamea, M Naiyaga, J Wong and A V Villamor.

NOTE 44 Related Party Disclosures continued

Shares of Directors

The aggregate number of shares acquired by, disposed of and held by Directors and their director related entities in the Commonwealth Bank during the financial year ended 30 June 2003, were:

Director	Held 30 June 2002 Ordinary	Shares Acquired Ordinary	Shares Disposed Of Ordinary	**Held 30 June 2003 Ordinary**
J T Ralph	14,789	6,550		**21,339**
J M Schubert	12,602	1,826		**14,428**
D V Murray	66,638	514,308	(350,000)	**230,946**
N R Adler	7,825	811		**8,636**
R J Clairs	11,153	774		**11,927**
A B Daniels	13,718	1,417		**15,135**
C R Galbraith	5,462	1,117		**6,579**
S C Kay	-	2,184		**2,184**
W G Kent	8,822	886		**9,708**
F D Ryan	5,160	775		**5,935**
F J Swan	3,051	987		**4,038**
B K Ward	3,175	884		**4,059**

All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors' Share Plan (or in the case of Mr D V Murray the Equity Reward Plan or the previous Executive Option Plan). Mr D V Murray exercised 500,000 options during the year, leaving his total holdings of options at 1,250,000 under the Equity Reward Plan and the previous Executive Option Plan. (No further options will be granted under the Equity Reward Plan. The Executive Option Plan was discontinued in 2000.) Mr D V Murray was also awarded rights to 55,000 shares under the Equity Reward Plan during the year. He has a total holding of 97,000 shares under the Equity Reward Plan. Shares awarded under the Equity Reward Plan are registered in the name of the Trustee. The transfer of legal title to Mr D V Murray is subject to vesting conditions and is conditional on the Bank achieving a prescribed performance hurdle over a minimum three year period. For further details on the Non-Executive Directors' Share Plan, Equity Reward Plan and the previous Executive Option Plan refer Note 29.

In addition, Mr Ralph holds 100,000 units in Commonwealth Property Trust and 495,294 units in Colonial First State Hedge Fund. Both holdings are held beneficially. Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

Other Transactions of Directors and Other Related Parties

Financial Instrument Transactions

Financial instrument transactions (other than loans and shares disclosed above) of Directors of the Bank and other banks that are controlled entities occur in the ordinary course of business of the banks on an arm's length basis.

Under the Australian Securities and Investments Commission Class Order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a Director of the entity concerned.

All such financial instrument transactions that have occurred between the banks and their Directors have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.

Transactions other than Financial Instrument Transactions of Banks

All other transactions with Directors, director related entities and other related parties are conducted on an arm's length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by non bank controlled entities. Mr Ralph's and Mr Daniels' interests in investment funds managed by Colonial First State are detailed above. Additionally, Mr C R Galbraith is a partner in the law firm, Allens Arthur Robinson, which acted for the Bank in the provision of legal services during the financial year. The fees for these services were $3,795,665.

All other such transactions that have occurred with Directors, director related entities and other related parties have been trivial or domestic and were principally in the nature of lodgement or withdrawal of deposit, unit funds and superannuation monies.

NOTE 44 Related Party Disclosures continued

Controlled Entities

Transactions with related parties in the Group are conducted on an arm's length basis in the normal course of business and on commercial terms and conditions. These transactions principally arise out of the provision of banking services, the acceptance of funds on deposit, the granting of loans and other associated financial activities.

Support services are provided by the Bank such as provision of premises and/or equipment, availability of transfer payment and accounting facilities through data processing etc, and are transfer charged to the respective user entity at commercial rates.

Refer to Note 41 for details of controlled entities.

The Bank's aggregate investment in and loans to controlled entities are disclosed in Note 18.

Amounts due to controlled entities are disclosed in the balance sheet of the Bank.

Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2.

All transactions between Group entities are eliminated on consolidation.

NOTE 45 Remuneration of Directors

Total amount received or due and receivable by non-executive Directors of the Company for the year ended 30 June 2003 was:

	Base Fee/Pay $	Committee Fee $	Salary Sacrifice[2] $	Superannuation[1] $	Total Remuneration $
Non-Executive Directors					
Mr J T Ralph, AC	216,000	32,000	62,000	5,626*	315,626
Dr J M Schubert	108,000	20,000	32,000	11,520	171,520
Mr N R Adler, AO	72,000	16,000	22,000	7,920	117,920
Mr R J Clairs, AO	72,000	12,000	21,000	7,560	112,560
Mr A B Daniels, OAM	72,000	12,000	21,000	7,560	112,560
Mr C R Galbraith, AM	72,000	20,000	23,000	8,280	123,280
Ms S C Kay**	25,863	6,465	8,082	2,910	43,320
Mr W G Kent, AO	72,000	20,000	23,000	8,280	123,280
Mr F D Ryan	72,000	16,000	22,000	7,920	117,920
Mr F J Swan	72,000	20,000	23,000	8,280	123,280
Ms B K Ward	72,000	16,000	22,000	7,920	117,920

Executive Director
Mr D V Murray (refer Note 46)

* Mr.J T Ralph turned 70 during the 2002/03 financial year. The Bank's SG obligations generally cease after a person attains age 70.
** Ms.S C Kay was appointed a Director on 5 March 2003.

(1) The Bank is currently not contributing to the Officers' Superannuation Fund. A notional cost of superannuation has been determined on an individual basis for certain of the Directors. Other Directors have superannuation contributions made to other funds.

(2) Under the Non-Executive Directors Share Plan detailed in the Explanatory Memorandum to the Notice of Meeting for the 2000 Annual General Meeting, Non-Executive Directors are required to receive 20% of their remuneration in shares. This was implemented from the second quarter of the financial year. Also refer Note 29 for further details.

NOTE 45 Remuneration of Directors continued

Directors' Retirement Allowance Scheme

The Board has discontinued the retirement scheme which provided for benefits to be paid to non-executive directors. The terms of this scheme, which were approved by shareholders at the 1997 Annual General Meeting, allowed for a benefit on a pro rata basis to a maximum of four years' total emoluments after twelve years' service. The entitlements of the non-executive directors in office at the time of discontinuance will not be affected and are shown below. No new members will be admitted to the scheme from that time.

	Increase in accrued benefit in year $	Entitlement as at 30 June 2003 $
Non-Executive Directors		
Mr J T Ralph, AC	127,635	1,160,000
Dr J M Schubert	102,537	577,260
Mr N R Adler, AO	34,867	395,342
Mr R J Clairs, AO	44,194	145,800
Mr A B Daniels, OAM	103,796 [1]	103,796
Mr C R Galbraith, AM	104,132 [1]	104,132
Mr W G Kent, AO	104,132 [1]	104,132
Mr F D Ryan	109,074 [1]	109,074
Mr F J Swan	46,924	213,657
Ms B K Ward	53,672	301,389
Ms S C Kay [2]	-	-

[1] First year of entitlement accumulated for three years service
[2] Appointed as a Director after closure of scheme

	BANK 2003 $	2002 $
Total amount received or due and receivable by executive and non executive Directors (includes accumulated benefits due to Directors who retired during the year)	**3,998,811**	8,308,940

The number of executive and non-executive Directors whose remuneration fell within these bands was:

Remuneration (Dollars)	**Number**	Number
$40,001 - $49,000	**1**	-
$100,001 - $110,000	**-**	5
$110,001 - $120,000	**5**	3
$120,001 - $130,000	**3**	-
$150,001 - $160,000	**-**	1
$170,001 - $180,000	**1**	-
$290,001 - $300,000	**-**	1
$310,001 - $320,000	**1**	-
$2,510,001 - $2,520,000	**1**	-
$6,990,001 - $7,000,000	**-**	1
	12	11

	GROUP 2003 $	2002 $
Total amount received or due and receivable by executive and non executive Directors of the Bank and controlled entities	**10,133,461**	15,804,263

NOTE 46 Remuneration of Executives

The following table shows remuneration for the executive director and five highest paid other members of the senior executive team reporting directly to the Chief Executive Officer, who were officers of the Bank and the Group in the year ended 30 June 2003.

The table does not include individuals who are not direct reports to the Chief Executive Officer, but whose incentive based remuneration in any given year is in excess of that received by a member of the senior executive team.

Senior Executive Team

Name & Position	Base Pay [1]	Bonus in respect of this year [2]		Superannuation [3]	Other Compensation [4]	Total Remuneration
		Paid in Cash	Vested in CBA Shares			
	$	$	$	$	$	$
D V Murray Chief Executive Officer	1,625,000	375,000	375,000	131,625	13,000	2,519,625
S I Grimshaw Group Executive, Investment & Insurance Services	815,616	262,500	262,500	58,724	313,000	1,712,340
M A Katz Group Executive, Premium Financial Services	870,000	240,000	240,000	67,500	13,000	1,430,500
M J Ullmer Group Executive, Institutional & Business Services	820,000	217,500	217,500	132,300	13,000	1,400,300
G L Mackrell Group Executive, International Financial Services	540,000	185,000	185,000	66,802	13,000	989,802
A R Cosenza Group Executive, Office of CEO	560,000	160,000	160,000	40,320	13,000	933,320
Retired Executive						
P L Polson Group Executive, Investment & Insurance Services[5]	240,411	-	-	63,519	1,204,795	1,508,725

(1) Base pay reflects amounts paid in the year ending 30 June 2003 and is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles.

(2) Bonuses paid are for the year ending 30 June 2003. The Group has a vesting (deferral) arrangement for most executives. 50% of the bonus payment is paid in cash and the remaining 50% is deferred and vested in the Bank's shares. Half of the shares will vest after one year (in 2004) and half will vest after two years (in 2005). Generally shares are only received if the executive is still in the employ of the Bank on the relevant dates.

(3) The Bank is currently not contributing to the Officers' Superannuation Fund or to the Colonial Group Staff Superannuation Scheme – refer Note 40. However, the notional cost of superannuation has been determined on an individual basis for each executive.

(4) Other compensation includes, where applicable, car parking (including FBT), accommodation (including FBT), commencement payments, retirement allowances, contractual and other payments.

(5) Retired 26 October 2002.

NOTE 46 Remuneration of Executives continued

The following table shows the number of shares granted as well as the amortisation of unvested shares and options for the year ending 30 June 2003:

Name & Position	Number of Shares granted during the year ended 30 June 2003[1] No.	Amortisation for the year ended 30 June 2003 of unvested shares and options allocated in fiscal years 2001, 2002 and 2003 Option Grants [1] $	Share Grants [1] $
D V Murray Chief Executive Officer	110,000	412,347	667,973
S I Grimshaw Group Executive, Investment & Insurance Services	39,000	65,189	232,565
M A Katz Group Executive, Premium Financial Services	48,000	174,527	383,601
M J Ullmer Group Executive, Institutional & Business Services	48,000	168,324	383,601
G L Mackrell Group Executive, International Financial Services	29,500	89,830	220,910
A R Cozenza Group Executive, Office of CEO	29,500	85,792	220,161
Retired Executive			
P L Polson Group Executive, Investment & Insurance Services[2]	-	59,526	78,698

(1) Since 2002/03, shares only have been allocated under the Equity Reward Plan. Shares are purchased on-market at the current market price and the cost of the shares acquired is expensed against the Profit & Loss account over a 3 year period. No consideration is payable by the executive for the grant of shares and the vesting of the executive's legal title to the executive is conditional on the Bank achieving the prescribed performance hurdle.

Option Grants previously awarded under the Equity Reward Plan were a right to subscribe for ordinary shares at an exercise price which was the Market Value (defined as the weighted average of the prices at which the Bank's ordinary shares were traded on the ASX during the one week period before the Commencement Date) plus a premium representing the time value component of the value of options (based on the actual differences between the dividend and bond yields at the date of the vesting of the right to exercise the options). No options have been granted since 2001/02.

The prescribed performance hurdle for Options and Shares issued prior to 2002/03 was –

- the Bank's Total Shareholder Return (growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of Total Shareholder Return achieved by a comparator group of companies, excluding the Bank.
- if the performance hurdle is not reached within that three years, the Options and Shares may nevertheless be exercisable or vest as appropriate only where the hurdle is subsequently reached within five years from the Commencement Date. If the performance hurdle is not met within this period the Options will lapse and entitlement to Shares will be forfeited.

In relation to Reward Shares granted from 2002/03 onwards, a tiered vesting scale was introduced so that 50% of allocated shares vest if the Bank's Total Shareholder Return is equal to the median return of the comparator group, 75% vest at the 67th percentile and 100% when the Bank's return is in the top quartile with a linear relationship between the percentiles.

Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Options and Shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met or they lapse.

The amortisation of Options and Shares disclosed above is calculated as follows –

Options – Calculated using the 'fair value' of all outstanding (i.e. currently unexercisable) Options granted in fiscal years 2001 and 2002 (plus second tranche of Options granted to the CEO in fiscal year 2000). The 'fair value' (as previously disclosed for US GAAP purposes) is derived using a Black-Scholes valuation discounted by 50% for the probability of not meeting the performance hurdle. The annualised equivalent of the 'fair value' in respect of each grant has been apportioned on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months (49 months in respect of the second tranche of Options granted to the CEO in fiscal year 2000). The first tranche of Options granted to the CEO in fiscal year 2000 as well as to other executives have not yet become exercisable but have passed the first possible vesting date and are not included in the values calculated.

Shares – Calculated using the market value at the Commencement Date of all outstanding (i.e. currently unvested) entitlements to Shares granted in fiscal years 2001, 2002 & 2003 discounted by 50% for the probability of not meeting the performance hurdle. The annualised equivalent of the 'fair value' in respect of each grant has been apportioned on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months.

For further details on the Equity Reward Plan, refer Note 29.

(2) Retired 26 October 2002.

NOTE 46 Remuneration of Executives continued

The following table shows the number of executives whose remuneration (excluding Long Term Incentive entitlements) fell within the stated bands:

		GROUP		BANK
	2003	2002	**2003**	2002
Remuneration (Dollars)	**Number**	Number	**Number**	Number
$160,000 - $169,999	1 *	-	1 *	-
$250,000 - $259,999	2 *	-	2 *	-
$310,000 - $319,999	-	1	-	1
$330,000 - $339,999	1	1	1	1
$390,000 - $399,999	-	1	-	1
$400,000 - $409,999	1	-	1	-
$420,000 - $429,999	1 *	-	1 *	-
$430,000 - $439,999	-	1	-	1
$460,000 - $469,999	1	-	1	-
$470,000 - $479,999	1 *	1	1 *	1
$490,000 - $499,999	-	1	-	1
$530,000 - $539,999	-	1	-	1
$560,000 - $569,999	-	1	-	1
$570,000 - $579,999	2	-	2	-
$610,000 - $619,999	1	1	1	1
$650,000 - $659,999	-	1	-	1
$710,000 - $719,999	-	1	-	1
$740,000 - $749,999	1	-	1	-
$760,000 - $769,999	-	1	-	1
$780,000 - $789,999	-	1	-	1
$790,000 - $799,999	-	1	-	1
$810,000 - $819,999	-	1	-	1
$820,000 - $829,999	4	-	4	-
$870,000 - $879,999	-	1	-	1
$880,000 - $889,999	-	1	-	1
$930,000 - $939,999	2	-	2	-
$980,000 - $989,999	1	-	1	-
$1,100,000 - $1,109,999	1	-	1	-
$1,110,000 - $1,119,999	1	1	1	1
$1,200,000 - $1,209,999	-	2	-	2
$1,220,000 - $1,229,999	1	-	1	-
$1,260,000 - $1,269,999	-	1	-	1
$1,370,000 - $1,379,999	-	1	-	1
$1,380,000 - $1,389,999	-	1	-	1
$1,400,000 - $1,409,999	1	-	1	-
$1,430,000 - $1,439,999	1	-	1	-
$1,500,000 - $1,509,999	1 *	-	1 *	-
$1,640,000 - $1,649,999	1	-	1	-
$1,650,000 - $1,659,999	-	1	-	1
$1,710,000 - $1,719,999	1	-	1	-
$1,760,000 - $1,769,999	-	1	-	1
$1,960,000 - $1,969,999	-	1	-	1
$2,500,000 - $2,509,999	1	-	1	-
$3,590,000 - $3,599,999	-	1	-	1
$6,210,000 - $6,219,999(1)	1 *	-	1 *	-
$6,990,000 - $ 6,999,999	-	1	-	1
Total number of executives	29	28	29	28

NOTE 46 Remuneration of Executives continued

	GROUP		BANK	
	2003	2002	**2003**	2002
	$	$	**$**	$
Total amount received or due and receivable by executives (includes accumulated benefits due to executives who retired, resigned or were retrenched during the year).	**31,306,809**	33,973,600	**31,306,809**	33,973,600

(1) Includes a payment of $3.39m to a former Colonial First State Executive for an incentive payment in respect of the year ended 30 June 2002. This amount was not included in the equivalent table for the year ended 30 June 2002 as the payment was not finalised until after the signing of the June 2002 Financial Statement. This amount has now been included in the above bands for the current year. Additionally, the executive received a $26.54m payment from a provision raised at the acquisition of Colonial for liabilities relating to the conditions in the contract with that company.

* Includes termination payments to 7 retired, resigned, or retrenched executives during the 2002/2003 financial year.

In addition to remuneration shown above, contractual payments have been made or accrued as a consequence of contracts acquired with the Colonial acquisition.

An executive is a person who is directly accountable and responsible to the Chief Executive Officer, or is a Group employee responsible for the strategic direction and management of major businesses or risk portfolios.

Remuneration is based on amounts paid and accrued in respect of the financial year.

The Group's Policy in respect of remuneration of executives is outlined in Corporate Governance on page 39.

NOTE 47 Statements of Cash Flow

Note (a) Reconciliation of Cash

For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	GROUP			BANK	
	2003 $M	2002 $M	2001 $M	**2003 $M**	2002 $M
Notes, coins and cash at bankers	**1,492**	2,056	1,048	**1,332**	1,873
Other short term liquid assets	**641**	495	544	**232**	306
Receivables due from other financial institutions - at call	**2,528**	2,709	458	**1,943**	1,470
Payables due to other financial institutions - at call	**(3,233)**	(2,762)	(2,012)	**(3,230)**	(2,741)
Cash and Cash Equivalents at end of year	**1,428**	2,498	38	**277**	908

Note (b) Cash Flows Presented on a Net Basis

Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:

- Customer deposits to and withdrawals from deposit
- Accounts, borrowings and repayments on loans, advances and other receivables;
- Sales and purchases of trading securities; and
- Proceeds from and repayment of short term debt issues.

Note (c) Reconciliation of Operating Profit After Income Tax to Net Cash Provided by Operating Activities	GROUP			BANK	
	2003 $M	2002 $M	2001 $M	**2003 $M**	2002 $M
Net profit after income tax	**2,018**	2,656	2,412	**2,099**	2,665
Decrease/(increase) in interest receivable	**(78)**	210	159	**(273)**	152
Increase/(decrease) in interest payable	**62**	(60)	(278)	**103**	(146)
Net (increase)/decrease in trading securities	**(2,484)**	(1,159)	(262)	**(1,814)**	(1,353)
Net (gain)/loss on sale of investment securities	**9**	(78)	(56)	**9**	(295)
(Gain)/loss on sale of property plant and equipment	**(22)**	(12)	(25)	**(13)**	(11)
Charge for bad and doubtful debts	**305**	449	385	**266**	405
Depreciation and amortisation	**450**	451	488	**269**	272
(Decrease)/increase in other provisions	**(15)**	(120)	(692)	**(7)**	(146)
Increase/(decrease) in income taxes payable	**(234)**	443	(371)	**(137)**	465
(Decrease)/increase in deferred income taxes payable	**(166)**	(522)	(97)	**10**	(225)
(Increase)/decrease in future income tax benefits	**100**	69	209	**(3)**	49
(Increase)/decrease in accrued fees/reimbursements receivable	**(94)**	(17)	(194)	**143**	(11)
(Decrease)/increase in accrued fees and other items payable	**6**	(162)	136	**(73)**	(72)
Amortisation of premium on investment securities	**6**	18	24	**6**	17
Unrealised gain on revaluation of trading securities	**(269)**	723	(186)	**(246)**	723
Change in excess of net market value over net assets of life insurance controlled entities	**245**	(477)	(474)	**-**	-
Change in policy liabilities	**(2,056)**	(1,112)	-	**-**	-
Other assets	**-**	-	400	**-**	-
Other	**92**	693	257	**(21)**	(245)
Net Cash Provided by / (used in) Operating Activities	**(2,125)**	1,993	1,835	**318**	2,244

Note (d) Non Cash Financing and Investing Activities

Shares issued under the Dividend Reinvestment Plan for 2001 were $313 million (2000: $253 million) and shares issued under the Employee Share Plans for 2002 were $39 million (2001: $40 million; 2000: $24 million). Acquisition of entity by means of an equity issue nil (2000: $9,274 million).

NOTE 47 Statements of Cash Flow continued

Note (e) Acquisition of Controlled Entities

	2003 $M	2002 $M	2001 $M
Consideration			
Cash paid on acquisitions	**71**	56	418
Transaction costs	**-**	1	-
Pre-acquisition dividend received	**2**	-	-
	73	57	418
Fair value of net tangible assets acquired			
Cash & liquid assets	**29**	-	4
Receivables from other financial institutions	**-**	-	26
Trading securities	**-**	-	501
Loans, advances and other receivables	**-**	-	2,812
Life insurance investment assets	**-**	-	76
Property, plant and equipment	**-**	-	42
Other assets	**29**	-	109
Deposits and public borrowings	**-**	-	(2,108)
Payables due to other financial institutions	**-**	-	(601)
Other provisions	**(8)**	-	(3)
Life insurance policy liabilities	**-**	-	(75)
Debt issues	**-**	-	(599)
Bills payable and other liabilities	**(33)**	-	(64)
Outside equity interest	**-**	-	(12)
	17	-	108
Excess market value over net assets of life insurance subsidiary	**26**	57	51
Goodwill	**30**	-	259
	73	57	418
Outflow (inflows) of cash on acquisitions			
Cash payments	**71**	56	418
Transaction costs	**-**	1	-
Less cash and cash equivalents acquired	**(29)**	-	(4)
	42	57	414

Note (f) Disposal of Controlled Entities

	2003 $M	2002 $M	2001 $M
Disposal proceeds			
Cash receipt on disposal	**33**	-	-
	33	-	-
Fair value of net tangible assets disposed			
Net book value of assets disposed	**65**	-	-
Loss on sale	**(32)**	-	-
	33	-	-
Inflow of cash from disposal			
Cash proceeds	**33**	-	-
	33	-	-

Note (g) Financing Facilities

Standby funding lines are immaterial.

NOTE 48 Disclosures about Fair Value of Financial Instruments

These amounts represent estimates of net fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

While the estimated net fair value amounts are designed to represent estimates at which these instruments could be exchanged in a current transaction between willing parties, many of the Group's financial instruments lack an available trading market as characterised by willing parties engaging in an exchange transaction. In addition, it is the Bank's intent to hold most of its financial instruments to maturity and therefore it is not probable that the net fair values shown would be realised in a current transaction.

The estimated net fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers (credit card intangibles) are not reflected. The value of these items is significant.

Because of the wide range of valuation techniques and the numerous estimates that must be made, it may be difficult to make reasonable comparisons of the Bank's net fair value information with that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated net fair value disclosures and to realise that because of these uncertainties, the aggregate net fair value amount should in no way be construed as representative of the underlying value of the Commonwealth Bank of Australia.

		2003		2002
	Carrying Value $M	**Net Fair Value $M**	Carrying Value $M	Net Fair Value $M
Assets				
Cash and liquid assets	**5,575**	**5,575**	6,044	6,044
Receivables due from other financial institutions	**7,066**	**7,066**	7,728	7,728
Trading securities	**10,435**	**10,435**	8,389	8,389
Investment securities	**11,036**	**11,187**	10,766	10,851
Loans, advances and other receivables	**160,347**	**160,441**	147,074	148,378
Bank acceptances of customers	**13,197**	**13,197**	12,517	12,517
Life insurance investment assets	**27,835**	**27,835**	30,109	30,109
Deposit accounts with regulatory authorities	**23**	**23**	89	89
Other assets	**23,094**	**23,094**	19,961	19,751
Liabilities				
Deposits and other public borrowings	**140,974**	**141,186**	132,800	132,879
Payables due to other financial institutions	**7,538**	**7,538**	7,864	7,864
Bank acceptances	**13,197**	**13,197**	12,517	12,517
Life insurance policy liabilities	**23,862**	**23,862**	25,917	25,917
Debt issues	**30,629**	**30,356**	23,575	24,462
Bills payable and other liabilities	**18,822**	**18,819**	17,184	17,203
Loan Capital	**6,025**	**6,350**	5,427	5,632
Asset and liability hedges - unrealised gains/(losses) (Refer Note 39)	**-**	**353**	-	(394)

The net fair value estimates were determined by the following methodologies and assumptions:

Liquid assets and bank acceptances of customers

The carrying values of cash and liquid assets, receivables due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Securities

Trading securities are carried at net market/net fair value and investment securities have their net fair value determined based on quoted market prices, broker or dealer price quotations.

Loans, advances and other receivables

The carrying value of loans, advances and other receivables is net of general and specific provisions for doubtful debts and interest/fees reserved.

For variable rate loans, excluding impaired loans, the carrying amount is a reasonable estimate of net fair value. The net fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e. the net present value of the portfolio future principal and interest cash flows), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio plus an add-on of the average credit margin of the existing portfolio, where appropriate.

NOTE 48 Disclosures about Fair Value of Financial Instruments continued

The net fair value of impaired loans was calculated by discounting expected cash flows using a rate that includes a premium for the uncertainty of the flows.

For shares in companies, the estimated net fair values are based on quoted market prices.

Life Insurance Investment Assets & Policy Liabilities

Life insurance investment assets are carried at net fair value. Life insurance policy liabilities are measured on a net present value basis. This treatment is in accordance with accounting standard AASB 1038: Life Insurance Business.

Statutory deposits with central banks

In several other countries in which the Group operates, the law requires that the Group lodge regulatory deposits with the local central bank at a rate of interest below that generally prevailing in that market. The net fair value is assumed to be equal to the carrying value as the Group is only able to continue as a going concern with the maintenance of these deposits.

All other financial assets

Included in this category are fees receivable, unrealised income, investments in associates of $287 million (2002: $313 million), and excess of net market value over net assets of life insurance controlled entities of $5,540 million (2002: $5,656 million), where the carrying amount is considered to be a reasonable estimate of net fair value.

Other financial assets are net of goodwill, future income tax benefits and prepayments/unamortised payments, as these do not constitute a financial instrument.

Deposits and other public borrowings

The net fair value of non interest bearing, call and variable rate deposits, and fixed rate deposits repricing within six months, is the carrying value as at 30 June. Discounted cash flow models based upon deposit type and its related maturity, were used to calculate the net fair value of other term deposits.

Short term liabilities

The carrying value of payables due to other financial institutions and bank acceptances approximate their net fair value as they are short term in nature and reprice frequently.

Debt issues and loan capital

The net fair values of debt issues and loan capital were calculated based on quoted market prices as at 30 June.

For those debt issues where quoted market prices were not available, discounted cash flow and option pricing models were used, utilising a yield curve appropriate to the expected remaining maturity of the instrument.

All other financial liabilities

This category includes interest payable and unrealised expenses payable for which the carrying amount is considered to be a reasonable estimate of net fair value. For liabilities that are long term, net fair values have been estimated using the rates currently offered for similar liabilities with remaining maturities.

Other provisions including provision for dividend, income tax liability and unamortised receipts are not considered financial instruments.

Asset and liability hedges

Net fair value of asset and liability hedges is based on quoted market prices, broker or dealer price quotations.

Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued

The net fair value of these items was not calculated as estimated fair values are not readily ascertainable. These financial instruments generally relate to credit risk and attract fees in line with market prices for similar arrangements. They are not presently sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The net fair value may be represented by the present value of fees expected to be received, less associated costs. The overall level of fees involved is not material.

Other off-balance sheet financial instruments

The net fair value of trading and investment derivative contracts (foreign exchange contracts, currency swaps, exchange rate futures, currency options, forward rate agreements, interest rate swaps, interest rate futures, interest rate options), were obtained from quoted market prices, discounted cash flow models or option pricing models as appropriate.

The fair value of these instruments is disclosed in Note 39.

Directors' Declaration

In accordance with a resolution of the directors of the Commonwealth Bank of Australia, the directors declare that:

(a) the financial statements and notes thereto comply with Accounting Standards and in their opinion are in accordance with the Corporations Act 2001;

(b) the financial statements and notes thereto give a true and fair view of the Bank's and the Group's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(c) in the opinion of the directors, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.



J T Ralph AC
Chairman



D V Murray
Managing Director and
Chief Executive Officer

20 August 2003

Independent audit report to the members of Commonwealth Bank of Australia

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Commonwealth Bank of Australia and the consolidated Group, for the year ended 30 June 2003. The consolidated Group comprises both the Bank and the entities it controlled during that year.

The directors of the Bank are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Bank and the Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Bank. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Bank's and the Group's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- Examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- Assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Bank.

Independence

We are independent of the Bank, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Commonwealth Bank of Australia is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the financial position of the Bank's and the Group's at 30 June 2003 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b) other mandatory financial reporting requirements in Australia.

Ernst & Young
Sydney

S J Ferguson
Partner

20 August 2003

Shareholding Information

Top 20 Holders of Fully Paid Ordinary Shares as at 19 August 2003

Rank	Name of Holder	Number of Shares	%
1	JP Morgan Nominees Australia Ltd	125,476,803	10.01
2	National Nominees Limited	83,086,262	6.63
3	Westpac Custodian Nominees Ltd	79,115,602	6.31
4	Citicorp Nominees Pty Limited	55,570,707	4.43
5	RBC Global Services Australia Nominees Pty Limited	38,330,704	3.06
6	Commonwealth Custodial Services Limited	20,041,919	1.60
7	AMP Life Limited	17,871,153	1.43
8	ANZ Nominees Limited	16,032,155	1.28
9	Queensland Investment Corporation	13,308,399	1.06
10	Cogent Nominees Pty Limited	11,837,661	0.94
11	HSBC Custody Nominees (Australia) Limited	7,390,996	0.59
12	Westpac Financial Services Ltd	5,932,044	0.47
13	Invia Custodian Pty Limited	4,832,697	0.39
14	Bond Street Custodians Limited	4,523,108	0.36
15	CSS Board & PSS Board	4,470,337	0.36
16	Australian Foundation Investment Company Limited	4,195,245	0.33
17	Government Superannuation Office	3,624,656	0.29
18	Gladiator Custodian Pty Ltd	3,582,953	0.29
19	UBS Warburg Private Clients Nominees Pty Ltd	3,410,467	0.27
20	NRMA Nominees Pty Limited	3,176,111	0.25

The twenty largest shareholders hold 505,809,979 shares which is equal to 40.35% of the total shares on issue.

Stock Exchange Listing

The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.

Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C'wealth Bank. The Bank does not have a current on-market buyback of its shares.

Directors Shareholdings as at 20 August 2003

	Shares	Options
J T Ralph, AC	21,339	
J M Schubert	14,428	
D V Murray	230,946	1,250,000
N R Adler, AO	8,636	
R J Clairs, AO	11,927	
A B Daniels, OAM	15,135	
C R Galbraith, AM	6,579	
S C Kay	2,184	
W G Kent, AO	9,708	
F D Ryan	5,935	
F J Swan	4,038	
B K Ward	4,059	

Mr Murray has a total holding of 97,000 shares under the Equity Reward Plan, registered in the name of the Trustee.

In addition, Mr Ralph beneficially holds 100,000 units in Commonwealth Property Trust and 495,294 units in Colonial First State Hedge Fund and Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

Shareholding Information

Guidelines for Dealings by Directors in Shares

The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company and family trust. The guidelines provide that, in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities.

Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 19 August 2003

Range	Number of Shareholders	Percentage Shareholders	Number of Shares	Percentage Issued Capital
1-1,000	578,272	77.76%	192,877,335	15.36%
1,001-5,000	146,784	19.74%	295,759,711	23.55%
5,001-10,000	12,888	1.73%	89,215,343	7.10%
10,001-100,000	5,450	0.73%	107,083,627	8.53%
100,001-Over	265	0.04%	571,111,021	45.47%
Total	743,659	100%	1,256,047,037	100%
Less than marketable parcel of $500	14,461		95,327	

Voting Rights

Under the Bank's Constitution, each member present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:

- on a show of hands – to one vote; and
- on a poll – to one vote for each share held or represented.

If a member is present in person, any proxy or attorney of that member is not entitled to vote.

If more than one official representative or attorney is present for a member:

- none of them is entitled to vote on a show of hands; and
- on poll only one official representative may exercise the member's voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member's voting rights, not exceeding in aggregate 100%.

If a member appoints two proxies and both are present at the meeting and the appointment does not specify the proportion or number of the member's votes each proxy may exercise:

- neither proxy shall be entitled to vote on a show of hands; and
- on a poll each proxy may exercise one half of the member's votes.

Trust Preferred Securities

On 6 August 2003 the Bank, via a wholly owned entity of the Bank, issued USD550 million (AUD824 million) of Trust Preferred Securities, subject to a limited guarantee by the Bank, in the US capital markets. At 19 August 2003, there were 550,000,000 Trust Preferred Securities outstanding held by 32 investors. No investor held more than 20% of the issue.

Shareholding Information

Top 20 Holders of Preferred Exchangeable Resettable Listed Shares (PERLS) as at 19 August 2003

Rank	Name of Holder	Number of Shares	%
1	Commonwealth Custodial Services Limited	286,180	8.18
2	Westpac Custodian Nominees Ltd	104,460	2.98
3	RBC Global Services Australia Nominees Pty Limited	61,036	1.74
4.	Invia Custodian Pty Limited	57,275	1.64
5	ANZ Executors & Trustee Company Limited	44,187	1.26
6	Tower Trust Limited	32,763	0.94
7	UBS Warburg Private Clients Nominees Pty Ltd	29,530	0.84
8	JP Morgan Nominees Australia Ltd	25,344	0.72
9	Boxall Marine Pty Ltd	25,000	0.71
10	Questor Financial Services Limited	24,319	0.69
11	Bond Street Custodians Limited	24,169	0.69
12	AMP Life Limited	23,316	0.67
13	Brencorp No 11 Pty Limited	15,756	0.45
14	Livingstone Investments (NSW) Pty Limited	15,000	0.43
15	Ms Thelma Joan Martin-Weber	12,500	0.36
16	Perpetual Trustee Co Ltd (Hunter)	12,014	0.34
17	Albert Investments Pty Limited	10,000	0.29
18	Felden Pty Ltd	10,000	0.29
19	Mr Edward Furnival Griffin + Ms Deborah Ann Griffin	10,000	0.29
20	Marbear Holdings Pty Limited	10,000	0.29
21	Mrs Fay Cleo Martin-Weber	10,000	0.29
22	Professional Indemnity Insurance Company of Australia Pty Ltd	10,000	0.29
23	Swinburne University of Technology	10,000	0.29

The twenty three largest PERLS shareholders hold 862,849 shares which is equal to 24.66% of the total shares on issue. Twenty three PERLS shareholders are disclosed in the above table due to a number of shareholders having the same number of PERLS.

Stock Exchange Listing

Commonwealth Bank PERLS are listed on the Australian Stock Exchange under the trade symbol CBAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C'wealth Bank (pref).

Range of Shares (PERLS): 19 August 2003

Range	Number of Shareholders	Percentage Shareholders	Number of Shares	Percentage Issued Capital
1-1,000	20,555	98.65%	2,119,134	60.55
1,001-5,000	244	1.17%	487,683	13.93
5,001-10,000	22	0.11%	174,329	4.98
10,001-100,000	13	0.06%	328,214	9.38
100,001-Over	2	0.01%	390,640	11.16
Total	20,836	100%	3,500,000	100.00
Less than marketable parcel of $500	4		5	

Voting Rights

The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.

The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:

- If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;
- On a proposal to reduce the Bank's share capital;
- On a resolution to approve the terms of a buy-back agreement;
- On a proposal that affects rights attached to Commonwealth Bank PERLS;
- On a proposal to wind up the Bank;
- On a proposal for the disposal of the whole of the Bank's property, business and undertaking;
- During the winding up of the Bank; or
- As otherwise required under the Listing Rules from time to time, in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each Commonwealth Bank PERLS as those conferred on ordinary shareholders in respect of each ordinary share.

At a general meeting of the Bank, holders are entitled:

- On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and
- On a poll, to one vote for each Commonwealth Bank PERLS.

International Representation

Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 1155
Telephone: (612) 9378 2000

New Zealand
ASB Bank Limited
Level 28 ASB Bank Centre
135 Albert Street, Auckland
Telephone: (649) 377 8930
Facsimile: (649) 358 3511
Managing Director
H Burrett

Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (649) 487 9000
Facsimile: (649) 486 1913
Managing Director
S Swanson

Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (679) 3214 400
Facsimile: (679) 3303 448
Managing Director
M Walsh

China
CBA Representative Office
2909 China World Towers 1
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Chief Representative
Y T Au

CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
China
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
Chief Representative
Y T Au

China Life – CMG Asia Life
Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
C Lee

Hong Kong
15th Floor, Chater House
8 Connaught Place,
Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2845 9194
Regional General Manager Asia
SRJ Holden

CMG Asia Regional Office
12th Floor CMG Asia Tower
The Gateway, 15 Canton Road
Kowloon
Tsimshatsui
Telephone: (852) 2861 4006
Facsimile: (852) 2520 1119
Regional Managing Director
P Fancke

First State Investments (Hong Kong) Limited
Level 6 Three Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Chief Executive Officer, First State International
T Waring

Indonesia
PT Bank Commonwealth
Ground Flr, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (6221) 5296 1222
Facsimile: (6221) 5296 2293
President Director
S Brewis-Weston

PT Astra CMG Life
11/F Sentra Mulia
Jl. H.R. Rasuna Said, Kav X-6 No 8
Jakarta 12940
Telephone: (6221) 250 0385
Facsimile: (6221) 250 0389
President Director
G Coates

Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (813) 5400 7280
Facsimile: (813) 5400 7288
General Manager
L Xia

Singapore
CBA Branch Office
3 Temasek Avenue #20-01
Centennial Tower
Singapore 039190
Telephone: (65) 6349 7000
Facsimile: (65) 6224 5812
General Manager
R Buchan

First State Investments (Singapore)
3 Temasek Avenue
#20-01 Centennial Tower
Singapore 039190
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Chief Executive Officer, Singapore
L Mann

Vietnam
CBA Representative Office
Suite 202-203A
The Central Building
31 Hai Ba Trung, Hanoi
Telephone: (84 4) 826 9899
Facsimile: (84 4) 824 3961
Chief Representative
SRJ Holden

Bao Minh CMG Life Insurance Co Ltd
Level 3, Saigon Riverside Office Center
2A-4A Ton Duc Thang
District 1, Ho Chi Minh City
Telephone: (84 4) 829 1919
Facsimile: (84 4) 829 3131
General Director
R Carkeet

Americas

United States of America
CBA Branch Office
Level 17, 599 Lexington Avenue
New York NY 10022
Telephone: (1 212) 848 9200
Facsimile: (1 212) 336 7725
Executive Vice President, Head of North America
R Day

Europe

United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
A de Torguat

First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
Chief Executive Officer, First State International
T Waring

Edinburgh
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44) 131 473 2200
Facsimile: (44) 131 473 2222
Chief Executive Officer, First State International
T Waring

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Contact Us

www.commbank.com.au

13 2221 General Enquiries

For your everyday banking including paying bills using BPAY our automated service is available 24 hours a day, 365 days a year. From overseas call **+61 13 2221**. Operator assistance is available between 8 am and 8 pm, Monday to Friday

13 2224 Home Loans & Investment Home Loans

To apply for a new home loan/investment home loan or to maintain an existing loan. Available from 8 am to 10 pm, 365 days a year

13 1519 CommSec (Commonwealth Securities)

Available from 8 am to 7 pm (Sydney time), Monday to Friday. CommSec provides the information and tools to make smart investment easy, accessible and affordable for all Australians. By phone or Internet at **www.commsec.com.au**

1800 240 889 Telephone Typewriter Service

A special telephone banking service for our hearing and speech impaired customers. The service covers all the services available on 13 2221. Available from 8 am to 8 pm, Monday to Friday

1800 011 217 Lost or Stolen Cards

To report a lost or stolen card 24 hours a day, 365 days a year

13 1998 Business Line

For a full range of business banking solutions. Available from 8 am to 8 pm, Monday to Friday

13 2015 Commonwealth Financial Services

For enquires on retirement and superannuation products, or managed investments. Available from 8 am to 8 pm (Sydney time), Monday to Friday. Unit prices are available 24 hours a day, 365 days a year

CommInsure

- For all your **general insurance** needs call **13 2423** 8 am to 8 pm (Sydney time), Monday to Friday – or visit www.comminsure.com.au
- For **general claims assistance** call **13 2420**, 24 hours a day, 365 days a year.
- For all your **life insurance** needs call **13 1056** 8 am to 8 pm (Sydney time), Monday to Friday – or visit **www.comminsure.com.au**

Internet Banking

You can apply for a home loan or credit card on the internet by visiting our website at **www.commbank.com.au** available 24 hours a day, 365 days a year

Do your everyday banking on our internet banking service NETBANK at **www.commbank.com.au/netbank** available 24 hours a day, 365 days a year

To apply for access to NETBANK, call **13 2828** between 8 am and 8 pm (Sydney time), Monday to Friday

Corporate Directory

Registered Office

Level 1, 48 Martin Place
Sydney NSW 1155
Telephone (02) 9378 2000
Facsimile (02) 9378 3317

Company Secretary

JD Hatton

Shareholder Information

www.commbank.com.au

Share Registrar

ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Telephone (02) 8280 7199
Facsimile (02) 9261 8489
Freecall 1800 022 440
Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

Telephone numbers for overseas shareholders

New Zealand 0800 442 845
United Kingdom 0845 769 7502
Fiji 008 002 054
Other International 612 8280 7199

Australian Stock Exchange Listing

CBA

Annual Report

To request a copy of the annual report please call (02) 9378 3229

Produced by Armstrong Miller+McLaren, Sydney—Melbourne—Adelaide



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